   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 1997
                                                                        333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                        TRUE NORTH COMMUNICATIONS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                --------------
        DELAWARE                   7311                  36-1088161
     (STATE OR OTHER         (PRIMARY STANDARD        (I.R.S. EMPLOYER
      JURISDICTION              INDUSTRIAL          IDENTIFICATION NUMBER)
   OF INCORPORATION OR      CLASSIFICATION CODE
      ORGANIZATION)               NUMBER)
                             101 EAST ERIE STREET
                            CHICAGO, ILLINOIS 60611
                                (312) 425-6500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                         THEODORE J. THEOPHILOS, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             101 EAST ERIE STREET
                            CHICAGO, ILLINOIS 60611
                                (312) 425-6500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
         ANDREW H. SHAW, ESQ.                     KEVIN KEOGH, ESQ.
            SIDLEY & AUSTIN                         WHITE & CASE
       ONE FIRST NATIONAL PLAZA              1155 AVENUE OF THE AMERICAS
        CHICAGO, ILLINOIS 60603               NEW YORK, NEW YORK 10036
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after the effective date of this Registration Statement and the effective time of the merger of Cherokee Acquisition Corporation, a wholly owned subsidiary of True North Communications Inc. ("True North"), with and into Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell") pursuant to the Merger Agreement (as defined herein).
  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                              PROPOSED       PROPOSED
                                            AMOUNT            MAXIMUM         MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES           TO BE         OFFERING PRICE    AGGREGATE       AMOUNT OF
          TO BE REGISTERED                REGISTERED         PER SHARE    OFFERING PRICE  REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
Common Stock, par value $.33 1/3 per
 share..........................     19,693,041 shares (1)      N.A.      $76,069,200 (2)   $23,051 (3)
----------------------------------------------------------------------------------------------------------
Preferred Stock Purchase Rights..... 19,693,041 rights (1)       (4)                  (4)           (4)
----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Based upon the maximum number of shares constituting the Share Issuance
    (as defined herein) assuming the exercise of all currently outstanding options and warrants to purchase Bozell Common Stock (as defined herein).
(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and computed pursuant to Rule 457(f) under the Securities Act by multiplying $1.97, which was the book value per share of Bozell Common Stock at September 30, 1997, by 38,613,807, the number of shares of Bozell Common Stock outstanding at the close of business on November 18, 1997, assuming the exercise of all then outstanding options and warrants to purchase Bozell Common Stock.
(3) Pursuant to Rule 457(b) under the Securities Act, $14,240 of the registration fee was paid on September 15, 1997 in connection with the filing of preliminary joint proxy materials.
(4) The Preferred Stock Purchase Rights of True North initially are attached to and trade with the shares of True North Common Stock being registered hereby. Value attributable to such Preferred Stock Purchase Rights, if any, is reflected in the market price of True North Common Stock.
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                        TRUE NORTH COMMUNICATIONS INC.
                  101 EAST ERIE ST., CHICAGO, ILLINOIS 60611
                                (312) 425-6500

                                                                   November 26,
                                                                           1997

Bruce Mason
Chairman of the Board and Chief Executive Officer

Dear Stockholder:

   You are cordially invited to attend a Special Meeting of Stockholders of True North Communications Inc. on Tuesday, December 30, 1997 at 9:00 a.m., local time, at the Omni Chicago Hotel, Chagall Ballroom--Third Floor--Salon A, 676 North Michigan Avenue, Chicago, Illinois, concerning our proposed acquisition of Bozell, Jacobs, Kenyon & Eckhardt, Inc. by means of a stock-for-stock merger and certain other matters as detailed below.

  It is important that your shares of True North Common Stock be represented at the Special Meeting regardless of the number of shares you hold. You are urged to specify your voting preferences by marking, dating and signing the enclosed proxy card and returning it in the enclosed business reply envelope. No postage is required if mailed in the United States. If you wish to vote in accordance with recommendations of Management and the Board of Directors, all you need to do is date and sign the proxy card and return it in the envelope.

  With this letter is the proxy statement that provides very detailed information concerning the acquisition and certain other matters. I encourage you to review this information. There are a number of points concerning the proposed Bozell acquisition that I wish to highlight:

  . The True North Board believes that the merger represents an opportunity to achieve a long-stated objective of True North of acquiring a second global agency brand network to complement its FCB brand and to better compete for worldwide accounts of global advertising clients.

  . The True North Board further believes that Bozell's strong financial results, respected and capable management, and compatible approach to client service and stockholder value make it a particularly appealing acquisition candidate.

  . The merger would also strengthen True North's position in interactive digital technology by adding Bozell's Poppe Tyson, Inc., an interactive marketing communications firm, to True North's TN Technologies unit specializing in interactive communications which includes Modem Media and R/GA Interactive.

  . As part of the merger, True North would also acquire another respected
    U.S. agency, Temerlin McClain, and the U.S. public relations firm Bozell Sawyer Miller Group. The merger would also better establish True North in the important and growing areas of integrated marketing services, healthcare advertising and sales promotion operations, and would significantly increase True North's market presence in the important area of media buying.

  . The True North Board believes that the merger should produce improved stockholder value by better leveraging True North's existing corporate structure and spreading it over a larger base. This structure is designed to free local agency management from administration of media buying and back office support functions and give them leading edge technology so they can devote their full energy and creativity to growing clients' businesses. Leveraging this structure is expected to reduce costs and increase profitability of the combined enterprise.

  . It is currently anticipated, based upon Bozell's anticipated net income for 1998, that the merger will be accretive to True North's results of operations for 1998 and subsequent years.

  In sum, the True North Board believes that the Merger would create not only a combined entity bigger and stronger than either True North or Bozell on a stand-alone basis, but also an enterprise positioned to compete more effectively for multi-national advertising clients on both a strategic and financial basis.

  At the Special Meeting, you will be asked to approve the following, all of which are described in detail in the accompanying proxy statement:

  . The merger and the Agreement and Plan of Merger dated as of July 30, 1997 among True North, a wholly-owned merger subsidiary of True North, and Bozell, Jacobs, Kenyon & Eckhardt, Inc.

  . The issuance of shares of Common Stock of True North in connection with the merger.

  . An amendment to the Restated Certificate of Incorporation of True North to increase the number of authorized shares of True North Common Stock from 50,000,000 to 90,000,000.

  . Election of directors of True North, contingent upon the consummation of the merger.

  . An amended and restated True North Stock Option Plan to increase the shares of True North Common Stock which may be issued thereunder.

  MANAGEMENT AND THE BOARD OF DIRECTORS OF TRUE NORTH, WITH ONE DIRECTOR DISSENTING, HAVE DETERMINED THAT THE AGREEMENT AND PLAN OF MERGER AND THE MERGER, THE ISSUANCE OF SHARES IN THE MERGER AND THE AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF TRUE NORTH; HAVE APPROVED SUCH MATTERS; AND RECOMMEND THAT YOU VOTE IN FAVOR THEREOF AS WELL AS FOR EACH PERSON NOMINATED BY THE BOARD OF DIRECTORS TO SERVE AS A BOARD MEMBER AND FOR THE AMENDED AND RESTATED STOCK OPTION PLAN. ALI WAMBOLD, THE TRUE NORTH DIRECTOR DESIGNATED BY PUBLICIS COMMUNICATION, DISSENTED WITH RESPECT TO THE FOREGOING MATTERS. FOR A DISCUSSION OF THE REASONS WHY MR. WAMBOLD VOTED AGAINST THE MERGER AND RELATED MATTERS, SEE "THE MERGER--BACKGROUND OF THE MERGER" IN THE ENCLOSED PROXY STATEMENT.

  PLEASE COMPLETE THE PROXY CARD AND RETURN IT TODAY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. If you do attend and wish to vote in person, you may revoke your proxy at any time. You may also revoke your proxy at any time prior to its exercise by filing a written notice of such revocation with the Secretary of True North at or prior to the Special Meeting or by delivering to True North a duly executed later dated proxy.

  Thank you for your attention to and consideration of this matter.

Sincerely,


/s/ Bruce Mason
Bruce Mason

                        TRUE NORTH COMMUNICATIONS INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER 30, 1997

To the Stockholders of True North Communications Inc.:

  You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of True North Communications Inc., a Delaware corporation ("True North"), to be held at the Omni Chicago Hotel, Chagall Ballroom--Third Floor--Salon A, 676 North Michigan Avenue, Chicago, Illinois, on Tuesday, December 23, 1997, at 9:00 a.m., local time, for the following purposes:

    1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of July 30, 1997 (the "Merger Agreement") among True North, Cherokee Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of True North ("CAC"), and Bozell, Jacobs, Kenyon & Eckhardt, Inc., a Delaware corporation ("Bozell"), and the merger contemplated thereby (the "Merger");

    2. To consider and vote upon a proposal to approve the issuance of shares of Common Stock, $.33 1/3 par value, of True North ("True North Common Stock") in connection with the Merger and pursuant to the terms of the Merger Agreement (the "Share Issuance");

    3. To consider and vote upon a proposal to approve an Amendment to the Restated Certificate of Incorporation of True North to increase the number of authorized shares of True North Common Stock from 50,000,000 to 90,000,000 (the "Charter Amendment");

    4. To elect 12 directors (contingent upon consummation of the Merger) to serve until the next annual meeting of stockholders or their respective successors are elected and qualified; and

    5. To approve True North's Stock Option Plan, as amended to increase the shares of True North Common Stock which may be issued pursuant thereto from 7,614,000 to 12,114,000 (the "Stock Option Plan Amendment").

  A conformed copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement/Prospectus as Annex I.

  Stockholders of record at the close of business on November 18, 1997 are entitled to receive notice of and to vote at the Special Meeting and any adjournment or postponement thereof. Approval of each of the Merger Agreement and the Merger, and the Charter Amendment, will require the affirmative vote of a majority of the outstanding shares of True North Common Stock entitled to vote thereon. Approval of each of the Share Issuance and the Stock Option Plan Amendment will require the affirmative vote of a majority of the votes cast on such proposal, provided that the total number of votes cast on the applicable proposal represents a majority of the outstanding shares of True North Common Stock entitled to vote thereon at the Special Meeting. Directors are elected by a plurality of the votes cast. THE PROPOSALS TO APPROVE THE MERGER AGREEMENT AND THE MERGER, AND THE STOCK OPTION PLAN AMENDMENT, ARE THE ONLY PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING WHICH ARE NOT EXPRESS CONDITIONS TO THE CONSUMMATION OF THE MERGER.

  THE BOARD OF DIRECTORS OF TRUE NORTH, WITH ONE DIRECTOR DISSENTING, HAS DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER, THE SHARE ISSUANCE AND THE CHARTER AMENDMENT ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF TRUE NORTH; HAS APPROVED SUCH MATTERS; AND RECOMMENDS THAT YOU VOTE IN FAVOR THEREOF AS WELL AS FOR EACH PERSON NOMINATED BY THE BOARD OF DIRECTORS TO SERVE AS A BOARD MEMBER AND FOR THE STOCK OPTION PLAN AMENDMENT. Ali Wambold, the True North director designated by Publicis Communication (the "Publicis Designee") dissented with respect to the foregoing matters. In casting his dissenting vote, the Publicis Designee stated that his opposition was based on the following factors: (i) concern over the management structure of the merged entities and (ii) that, notwithstanding the fairness of the Merger to True North from a financial point of view (as addressed in the written opinion of Morgan Stanley & Co. Incorporated), he believed that True North agreed to pay too much for Bozell.

  It is important that your shares of True North Common Stock be represented at the Special Meeting regardless of the number of shares you hold. You are urged to specify your voting preferences by marking, dating and signing the enclosed proxy card and returning it in the enclosed business reply envelope. No postage is required if mailed in the United States. If you wish to vote in accordance with the directors' recommendations, all you need do is date and sign the proxy card and return it in the envelope.

  PLEASE COMPLETE AND RETURN THE PROXY CARD WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. If you do attend and wish to vote in person, you may revoke your proxy at that time. You may also revoke your proxy at any time prior to its exercise by filing a written notice of such revocation with the Secretary of True North at or prior to the Special Meeting or by delivering to True North a duly executed later dated proxy.

  The accompanying Joint Proxy Statement/Prospectus is also being used to solicit voting instructions for the shares of True North Common Stock which are held by the trustee of True North's Stock Purchase Plan for the benefit of the participants in such Plan. It is important that each participant mark, date and sign the voting instruction card which is enclosed with the Joint Proxy Statement/Prospectus and return it in the enclosed business reply envelope. No postage is required if mailed in the United States.

                                          By order of the Board of Directors,


                                          /s/ Dale F. Perona
                                          Dale F. Perona
                                          Secretary

101 East Erie Street
Chicago, Illinois 60611
November 26, 1997

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                              40 WEST 23RD STREET
                           NEW YORK, NEW YORK 10010

                                                              November 26, 1997

TO OUR STOCKHOLDERS:

  On behalf of the Board of Directors and management of Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell"), I cordially invite you to attend a Special Meeting of Stockholders to be held in the Second Floor Staircase Room at Bozell's offices at 40 West 23rd Street, New York, New York on Tuesday, December 30, 1997, at 10:00 a.m., New York time.

  The purpose of the Special Meeting is to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger dated as of July 30, 1997 (the "Merger Agreement") among Bozell, True North Communications Inc. ("True North") and Cherokee Acquisition Corporation ("CAC"), a wholly-owned subsidiary of True North, which provides for the merger (the "Merger") of CAC with and into Bozell, with Bozell surviving as a wholly-owned subsidiary of True North. Pursuant and subject to the terms and conditions of the Merger Agreement, each share of Bozell common stock outstanding immediately prior to the effective time of the Merger (other than shares owned directly or indirectly by True North or Bozell which will be cancelled) will be converted into 0.51 share (the "Exchange Ratio") of True North common stock. Cash will be paid in lieu of any fractional share of True North common stock. A conformed copy of the Merger Agreement is attached as Annex I to the accompanying Joint Proxy Statement/Prospectus.

  FOR THE REASONS DESCRIBED IN THE ACCOMPANYING JOINT PROXY
STATEMENT/PROSPECTUS, YOUR BOARD OF DIRECTORS (I) HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF BOZELL AND ITS STOCKHOLDERS, (II) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND (III) RECOMMENDS THAT YOU VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.

  In determining that the Merger is in the best interests of Bozell and its stockholders and to recommend approval and adoption of the Merger Agreement, your Board of Directors has carefully reviewed and considered the terms and conditions of the Merger Agreement, as well as other factors. In addition, the Board of Directors has received the written opinion, dated July 30, 1997, of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bozell's financial advisor, that, as of such date and based upon and subject to the assumptions, limitations and other matters set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of shares of Bozell common stock. The full text of such opinion is set forth as Annex III to the accompanying Joint Proxy Statement/Prospectus.

  The Merger and the Merger Agreement are described in the accompanying Joint Proxy Statement/Prospectus. We urge you to read this material carefully.

  Please complete and return the enclosed proxy card whether or not you plan to attend the Special Meeting. Any proxy in the enclosed form may be revoked by the stockholder executing it at any time prior to its exercise by giving written notice thereof to Bozell at 40 West 23rd Street, New York, New York 10010, Attention: Valentine J. Zammit, Vice Chairman and Chief Financial Officer of Bozell, by signing and returning a later-dated proxy or by voting in person at the Bozell Special Meeting. Attendance at the Bozell Special Meeting will not in and of itself constitute the revocation of a proxy.

  On behalf of your Board of Directors and management, I thank you for your support and urge you to vote FOR approval and adoption of the Merger Agreement.

                                          Sincerely,


                                          /s/ Charles D. Peebler, Jr.
                                          Charles D. Peebler, Jr.
                                          Chief Executive Officer

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                               ----------------

  A special meeting of stockholders of Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell"), will be held in the Second Floor Staircase Room at Bozell's offices at 40 West 23rd Street, New York, New York on Tuesday, December 30, 1997, at 10:00 a.m., New York time, to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger dated as of July 30, 1997 (the "Merger Agreement") among Bozell, True North Communications Inc. ("True North") and Cherokee Acquisition Corporation ("CAC"), a wholly-owned subsidiary of True North, which provides for the merger (the "Merger") of CAC with and into Bozell, with Bozell surviving as a wholly-owned subsidiary of True North. Pursuant and subject to the terms and conditions of the Merger Agreement, each share of Bozell common stock outstanding immediately prior to the effective time of the Merger (other than shares owned directly or indirectly by True North or Bozell which will be cancelled) will be converted to 0.51 share of True North common stock.

  A conformed copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement/Prospectus as Annex I.

  Stockholders of record at the close of business on November 20, 1997 are entitled to receive notice of and to vote at the Special Meeting and any adjournment or postponement of the meeting. Assuming the presence of a quorum at the Special Meeting, approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the voting power of the outstanding shares of Class A and Class B Common Stock of Bozell entitled to vote thereon.

  It is important that your shares be represented at the Special Meeting regardless of the number of shares you hold. You are urged to specify your voting preference by marking, dating and signing the enclosed proxy card and returning it in the enclosed business reply envelope. No postage is required if mailed in the United States. If you wish to vote in accordance with the recommendations of the Board of Directors of Bozell, all you need to do is date and sign the proxy card and return it in the enclosed envelope.

  PLEASE COMPLETE AND RETURN THE PROXY CARD WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. Any proxy in the enclosed form may be revoked by the stockholder executing it at any time prior to its exercise by giving written notice thereof to Bozell at 40 West 23rd Street, New York, New York 10010,
Attention: Valentine J. Zammit, Vice Chairman and Chief Financial Officer of Bozell, by signing and returning a later-dated proxy or by voting in person at the Bozell Special Meeting. Attendance at the Bozell Special Meeting will not in and of itself constitute the revocation of a proxy.

                                          By order of the Board of Directors

                                          LEO-ARTHUR KELMENSON
                                          Chairman of the Board of Directors

40 West 23rd Street
New York, New York 10010

                        TRUE NORTH COMMUNICATIONS INC.
                                      AND
                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                             JOINT PROXY STATEMENT

                               ----------------

                        TRUE NORTH COMMUNICATIONS INC.

                                  PROSPECTUS

                               ----------------

  This Joint Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of Common Stock, par value $.33 1/3 per share ("True North Common Stock"), of True North Communications Inc., a Delaware corporation ("True North"), in connection with the solicitation of proxies by the Board of Directors of True North (the "True North Board") for use at its Special Meeting of Stockholders to be held at the Omni Chicago Hotel, Chagall Ballroom--Third Floor--Salon A, 676 North Michigan Avenue, Chicago, Illinois, on December 30, 1997 at 9:00 a.m., local time, and any adjournments thereof (the "True North Special Meeting").

  This Proxy Statement/Prospectus is also being furnished to the holders of Class A Common Stock, par value $.001 per share ("Bozell Class A Common Stock"), and Class B Common Stock, par value $.001 per share ("Bozell Class B Common Stock" and, together with Bozell Class A Common Stock, "Bozell Common Stock"), of Bozell, Jacobs, Kenyon & Eckhardt, Inc., a Delaware corporation ("Bozell"), in connection with the solicitation of proxies by the Board of Directors of Bozell (the "Bozell Board") for use at its Special Meeting of Stockholders to be held in the Second Floor Staircase Room at Bozell's offices at 40 West 23rd Street, New York, New York on Tuesday, December 30, 1997, at 10:00 a.m., New York time and any adjournments thereof (the "Bozell Special Meeting" and, together with the True North Special Meeting, the "Special Meetings").

  This Proxy Statement/Prospectus relates to the Agreement and Plan of Merger dated as of July 30, 1997 (the "Merger Agreement") among True North, Cherokee Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of True North ("CAC"), and Bozell. The Merger Agreement provides for the merger (the "Merger") of CAC with and into Bozell, with Bozell surviving as a wholly-owned subsidiary of True North. Subject to the terms and conditions of the Merger Agreement, each share of Bozell Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger will be converted into 0.51 of a share (the "Exchange Ratio") of True North Common Stock, including the corresponding percentage of a right (individually, a "True North Right," and collectively, the "True North Rights") to purchase shares of Series A Junior Participating Preferred Stock, par value $1.00 per share, of True North ("True North Series A Preferred Stock"). Cash will be paid in lieu of any fractional share of True North Common Stock. Notwithstanding the foregoing, holders of Bozell Common Stock have the right to an appraisal of the fair value of their stock in lieu of conversion thereof into True North Common Stock in the Merger upon full compliance with Section 262 of the Delaware General Corporation Law (the "DGCL"). A vote in favor of approving and adopting the Merger Agreement precludes the exercise of such appraisal right; an abstention, a failure to vote or a vote against the Merger Agreement neither waives the right to dissent nor constitutes notice of intent to exercise appraisal rights. See "APPRAISAL RIGHTS." A conformed copy of the Merger Agreement is attached hereto as Annex I.

  SEE "RISK FACTORS" COMMENCING ON PAGE 18 FOR A DESCRIPTION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY HOLDERS OF BOZELL COMMON STOCK AND TRUE NORTH COMMON STOCK BEFORE VOTING ON MATTERS PERTAINING TO THE MERGER.

                                                       (continued on next page)

                               ----------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
        COMMISSION PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS PROXY
          STATEMENT/PROSPECTUS. ANY  REPRESENTATION TO  THE CONTRARY
            IS A CRIMINAL OFFENSE.

                               ----------------

       The date of this Proxy Statement/Prospectus is November 26, 1997.

  The consummation of the Merger is subject, among other things, to (i) the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Bozell Common Stock entitled to vote thereon at the Bozell Special Meeting; (ii) the approval of the issuance of True North Common Stock (the "Share Issuance") in connection with the Merger and pursuant to the terms of the Merger Agreement, including the issuance of True North Common Stock in connection with the conversion of any Warrants to purchase shares of Bozell Common Stock outstanding immediately prior to the Effective Time (collectively, the "Warrants" or the "Bozell Warrants"), by the affirmative vote of a majority of the votes cast thereon at the True North Special Meeting, provided that the total votes cast on the proposal represent a majority of the outstanding shares of True North Common Stock; (iii) the approval of an amendment to True North's Restated Certificate of Incorporation, as amended (the "True North Charter"), to increase the number of authorized shares of True North Common Stock from 50,000,000 to 90,000,000 (the "Charter Amendment"), by the affirmative vote of a majority of the outstanding shares of True North Common Stock entitled to vote thereon at the True North Special Meeting; (iv) the election of 12 directors to serve on the True North Board (contingent upon consummation of the Merger) by a plurality of the votes cast thereon at the True North Special Meeting (the "Election of Directors") and (v) the receipt of certain regulatory approvals.

  The holders of True North Common Stock will also be asked to consider and vote upon the approval of the Merger Agreement and the Merger, which will require the affirmative vote of a majority of the outstanding shares of True North Common Stock entitled to vote thereon at the True North Special Meeting, and the approval of the True North Communications Inc. Stock Option Plan (the "True North Stock Option Plan"), as amended to increase the shares of True North Common Stock which may be issued pursuant thereto from 7,614,000 to 12,114,000 (the "Stock Option Plan Amendment"), which will require the affirmative vote of a majority of the votes cast thereon at the True North Special Meeting, provided that the total votes cast on the proposal represent a majority of the outstanding shares of True North Common Stock. THE PROPOSALS TO APPROVE THE MERGER AGREEMENT AND THE MERGER, AND THE STOCK OPTION PLAN AMENDMENT, ARE THE ONLY PROPOSALS TO BE CONSIDERED AT THE TRUE NORTH SPECIAL MEETING WHICH ARE NOT EXPRESS CONDITIONS TO THE CONSUMMATION OF THE MERGER.

  This Proxy Statement/Prospectus also constitutes the Prospectus of True North filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of True North Common Stock constituting the Share Issuance, as well as the shares of True North Common Stock issuable upon exercise of specified options to purchase Bozell Common Stock, and associated True North Rights.

  True North Common Stock trades on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "TNO." There is no established public trading market for Bozell Common Stock. On July 30, 1997, the last trading day prior to the public announcement of the execution of the Merger Agreement, the last sale price of True North Common Stock, as reported on the NYSE Composite Transactions Tape, was $23 1/16 per share. On November 25, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last reported sale price of True North Common Stock, as reported on the NYSE Composite Transactions Tape, was $26 3/4 per share.

  This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of True North and Bozell on or about December 1, 1997.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION..................................................   1
INCORPORATION OF DOCUMENTS BY REFERENCE................................   1
SUMMARY................................................................   3
  Risk Factors.........................................................   3
  True North Special Meeting...........................................   3
  Bozell Special Meeting...............................................   4
  Parties to the Merger Agreement......................................   5
  The Merger...........................................................   6
  The Merger Agreement.................................................   9
  Comparative Rights of Stockholders; Description of True North Common
   Stock...............................................................  11
  Appraisal Rights.....................................................  11
  True North Selected Historical Financial Data........................  12
  Bozell Selected Historical Financial Data............................  13
  Selected Unaudited Pro Forma Combined Financial Data.................  14
  Comparative Per Share Data of True North and Bozell..................  16
  Market Prices and Dividends Paid.....................................  17
RISK FACTORS...........................................................  18
  Fixed Exchange Ratio.................................................  18
  Uncertainties in Integrating Business Operations and Achieving Cost
   Savings.............................................................  18
  Uncertainties as to Amount of One-Time Merger-Related Charge.........  18
  Interests of Certain Persons in the Merger...........................  18
  Publicis Settlement..................................................  19
  Opposition of Publicis...............................................  20
  Anti-Takeover Provisions.............................................  20
  Future Sales and Price of True North Common Stock....................  20
TRUE NORTH SPECIAL MEETING.............................................  21
  Date, Place and Time.................................................  21
  Purposes.............................................................  21
  Record Date; Voting Rights...........................................  21
  Quorum...............................................................  21
  Proxies..............................................................  22
  Solicitation of Proxies..............................................  22
  Required Vote........................................................  22
  Share Ownership of Management........................................  23
BOZELL SPECIAL MEETING.................................................  23
  Date, Place and Time.................................................  23
  Purpose..............................................................  23
  Record Date; Voting Rights...........................................  23
  Quorum...............................................................  24
  Proxies..............................................................  24
  Solicitation of Proxies..............................................  24
  Required Vote........................................................  25
  Appraisal Rights.....................................................  25
  Share Ownership of Management........................................  25
PARTIES TO THE MERGER AGREEMENT........................................  25
  True North...........................................................  25
  Bozell...............................................................  25
  CAC..................................................................  26

THE MERGER.................................................................  26
  General..................................................................  26
  Background of the Merger.................................................  26
  True North's Reasons for the Merger; Recommendation of its Board of
   Directors...............................................................  35
  Opinion of True North's Financial Advisor................................  37
  Bozell's Reasons for the Merger; Recommendation of its Board of
   Directors...............................................................  40
  Opinion of Bozell's Financial Advisor....................................  41
  Interests of Certain Persons in the Merger...............................  45
  Certain Federal Income Tax Consequences..................................  52
  Accounting Treatment.....................................................  54
  Governmental and Regulatory Approvals....................................  54
  Percentage Ownership Interest of Bozell Stockholders After the Merger....  54
  Stock Exchange Listing...................................................  55
  Resales of True North Common Stock.......................................  55
THE MERGER AGREEMENT.......................................................  55
  Conversion of Shares in the Merger.......................................  55
  No Fractional Shares.....................................................  56
  Adjustment of Exchange Ratio.............................................  56
  Exchange Agent; Procedures for Exchange of Certificates and Delivery of
   Cash....................................................................  57
  Stock Options............................................................  58
  Warrants.................................................................  58
  Representations and Warranties...........................................  58
  Conduct of Business Pending the Merger...................................  58
  No Solicitation..........................................................  60
  Third Party Standstill Agreements........................................  61
  Conditions Precedent to the Merger.......................................  61
  Termination..............................................................  63
  Fees and Expenses........................................................  64
  Employee Benefits........................................................  65
  Indemnification; Directors and Officers Insurance........................  66
  Management and Operation of True North...................................  67
  Amendment................................................................  67
  Waiver...................................................................  67
  Governing Law............................................................  67
STOCKHOLDERS AGREEMENTS....................................................  68
DESCRIPTION OF TRUE NORTH COMMON STOCK.....................................  68
  Capital Stock............................................................  68
  Voting Rights............................................................  68
  Dividends and Other Rights...............................................  68
  Anti-Takeover Provisions.................................................  69
  Transfer Agent and Registrar.............................................  70
  After the Merger.........................................................  70
COMPARATIVE RIGHTS OF STOCKHOLDERS.........................................  71
  Number of Directors......................................................  71
  Power to Call Special Meetings...........................................  71
  Voting Rights............................................................  72
  Appraisal Rights.........................................................  72
  Action by Written Consent................................................  72
  Rights Agreement.........................................................  72

APPRAISAL RIGHTS..........................................................    73
ELECTION OF DIRECTORS OF TRUE NORTH.......................................    74
  Election of Directors...................................................    74
  Voting Securities and Principal Holders Thereof.........................    78
  Executive Compensation..................................................    79
  Stock Options...........................................................    80
  Other Agreements........................................................    80
  Compensation Committee Interlocks and Insider Participation.............    81
PROPOSAL TO APPROVE TRUE NORTH CHARTER AMENDMENT..........................    82
PROPOSAL TO APPROVE TRUE NORTH STOCK OPTION PLAN, AS AMENDED AND RESTATED.    83
  Additional Information..................................................    83
BUSINESS OF TRUE NORTH....................................................    85
INFORMATION REGARDING BOZELL..............................................    86
  Personnel...............................................................    87
  Properties..............................................................    87
  Market Price and Dividends on Bozell Common Stock and Related
   Stockholder Matters....................................................    87
  Voting Securities and Principal Holders Thereof.........................    88
  Certain Transactions....................................................    89
  Unaudited Quarterly Data................................................    90
  Management's Discussion and Analysis of Financial Condition.............    90
    Six Months Ended September 30, 1997 Compared to Six Months Ended
     September 30, 1996...................................................    90
    Fiscal Year Ended March 31, 1997 Compared to Fiscal Year Ended March
     31, 1996.............................................................    91
    Fiscal Year Ended March 31, 1996 Compared to Fiscal Year Ended March
     31, 1995.............................................................    91
    Liquidity and Capital Resources.......................................    92
    Inflation.............................................................    93
EXPERTS...................................................................    93
LEGAL OPINIONS............................................................    93
STOCKHOLDER PROPOSALS.....................................................    94
OTHER MATTERS.............................................................    94
BOZELL CONSOLIDATED FINANCIAL STATEMENTS..................................   F-1
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION........................  F-24
Annex IMerger Agreement
Annex IIOpinion of Morgan Stanley & Co. Incorporated
Annex IIIOpinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Annex IVTrue North Stock Option Plan, as Proposed to be Amended and
 Restated
Annex VSection 262 of the DGCL

                             AVAILABLE INFORMATION

  True North is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants who file electronically with the SEC. True North files electronically with the SEC. Copies of such materials relating to True North can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the Exhibits thereto for further information. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an Exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete and reference is hereby made to the copy thereof so filed for more detailed information, each such statement being qualified in its entirety by such reference.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS THERETO WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF BOZELL COMMON STOCK OR TRUE NORTH COMMON STOCK TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO TRUE NORTH COMMUNICATIONS INC., 101 EAST ERIE STREET, CHICAGO, ILLINOIS 60611,
ATTENTION: SECRETARY, TELEPHONE NUMBER (312) 425-6500. IN ORDER TO ENSURE DELIVERY OF DOCUMENTS PRIOR TO THE APPLICABLE SPECIAL MEETING, ANY REQUEST THEREFOR SHOULD BE MADE NOT LATER THAN DECEMBER 22, 1997.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents heretofore filed by True North with the SEC (file number 1-5029) pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference:

    1. True North's Annual Report on Form 10-K for the year ended December 31, 1996, Amendment No. 1 thereto on Form 10-K/A dated June 27, 1997 and Amendment No. 2 thereto on Form 10-K/A dated November 26, 1997;

    2. True North's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997;

    3. True North's Current Reports on Form 8-K dated January 22, May 19, June 25, July 31, November 17 and November 18, 1997; and

    4. The description of the True North Rights set forth in Item 1 of True North's Registration Statement on Form 8-A, filed with the SEC on November 18, 1988, and any amendment or report filed for the purpose of updating such description.

  All documents filed by True North pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the True North Special Meeting or the Bozell Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                               ----------------

  CERTAIN STATEMENTS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING WITHOUT LIMITATION CERTAIN STATEMENTS UNDER THE CAPTIONS "THE MERGER--TRUE NORTH'S REASONS FOR THE MERGER; RECOMMENDATION OF ITS BOARD OF DIRECTORS," "-- OPINION OF TRUE NORTH'S FINANCIAL ADVISOR" AND "INFORMATION REGARDING BOZELL," CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E(I)(1) OF THE EXCHANGE ACT. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS OF TRUE NORTH (INCLUDING, FROM AND AFTER THE EFFECTIVE TIME, THE ACTUAL RESULTS OF BOZELL WHICH WILL BE CONSOLIDATED THEREIN) TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS EXPRESSED OR IMPLIED BY THESE STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHER THINGS, THE FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN DEMAND FOR TRUE NORTH'S SERVICES, CHANGES IN COMPETITION, THE ABILITY OF TRUE NORTH TO INTEGRATE ACQUISITIONS OR COMPLETE FUTURE ACQUISITIONS, INTEREST RATE FLUCTUATIONS, DEPENDENCE UPON AND AVAILABILITY OF QUALIFIED PERSONNEL, AND CHANGES IN GOVERNMENTAL REGULATION. IN LIGHT OF THESE AND OTHER UNCERTAINTIES, THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT SHOULD NOT BE REGARDED AS A REPRESENTATION BY TRUE NORTH THAT TRUE NORTH'S PLANS AND OBJECTIVES WILL BE ACHIEVED.

                               ----------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER TRUE NORTH OR BOZELL. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TRUE NORTH OR BOZELL SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

  As used herein, unless the context otherwise clearly requires, "True North" refers to True North Communications Inc. and its consolidated subsidiaries and "Bozell" refers to Bozell, Jacobs, Kenyon & Eckhardt, Inc. and its consolidated subsidiaries. Capitalized terms not defined herein have the respective meanings specified in the Merger Agreement.

                               ----------------

  ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO TRUE NORTH AND CAC HAS BEEN PROVIDED BY TRUE NORTH. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO BOZELL HAS BEEN PROVIDED BY BOZELL.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy
Statement/Prospectus and the Annexes hereto.

                                ----------------

  STOCKHOLDERS OF TRUE NORTH AND BOZELL ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO IN THEIR ENTIRETY AND SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH HEREIN UNDER "RISK FACTORS."

                                ----------------

                                  RISK FACTORS

  In considering whether to approve the various matters pertaining to the Merger, the stockholders of True North and Bozell should consider that: (i) the Exchange Ratio is expressed in the Merger Agreement as a fixed ratio and will not be adjusted in the event of any increase or decrease in the price of True North Common Stock or the price or value of Bozell Common Stock; (ii) there can be no assurance that cost savings, operating efficiencies and other synergies currently expected to result from the consummation of the Merger will be achieved or the extent to which they will be achieved; (iii) True North expects to take a material one-time pre-tax charge in connection with the Merger; (iv) certain directors and executive officers of True North and Bozell have interests in the Merger that are in addition to their interests as stockholders of True North or Bozell generally; (v) True North has recently entered into agreements with Publicis Communication ("Publicis") unwinding the parties' European joint venture; (vi) Publicis, which holds approximately 18.4% of the outstanding shares of True North Common Stock, has informed True North that it intends to oppose and vote against the Merger and that it would be prepared to propose a business combination between Publicis and True North; (vii) the DGCL, the True North Charter, True North's Bylaws and the True North Rights Agreement (as hereinafter defined) contain provisions that could discourage or make more difficult a change of control of True North; and (viii) no prediction can be made as to the effect, if any, that future sales of True North Common Stock, or the availability of shares for future sale, will have on the market price of True North Common Stock.

                           TRUE NORTH SPECIAL MEETING

  Date, Place and Time. The True North Special Meeting will be held on December 30, 1997 at 9:00 a.m., local time, at the Omni Chicago Hotel, Chagall Ballroom--Third Floor--Salon A, 676 North Michigan Avenue, Chicago, Illinois.

  Purposes. At the True North Special Meeting, holders of True North Common Stock will be asked to consider and act upon proposals to: (i) approve the Merger Agreement and the Merger, (ii) approve the Share Issuance, (iii) approve the Charter Amendment, (iv) elect 12 directors and (v) to approve the Stock Option Plan Amendment. THE PROPOSALS TO APPROVE THE MERGER AGREEMENT AND THE MERGER, AND THE STOCK OPTION PLAN AMENDMENT, ARE THE ONLY PROPOSALS TO BE CONSIDERED AT THE TRUE NORTH SPECIAL MEETING WHICH ARE NOT EXPRESS CONDITIONS TO THE CONSUMMATION OF THE MERGER. See "TRUE NORTH SPECIAL MEETING--Purpose." For a discussion of the reasons True North stockholders are being asked to approve the Merger Agreement and the Merger, see "THE MERGER--Accounting Treatment."

  Record Date, Voting Rights. Only holders of record of True North Common Stock at the close of business on November 18, 1997 (the "True North Record Date") are entitled to receive notice of and to vote at the True North Special Meeting. At the close of business on the True North Record Date, there were 25,271,533 shares of True North Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter to be voted upon at the True North Special Meeting. True North stockholders do not have the right to cumulate votes in the election of directors. See "TRUE NORTH SPECIAL MEETING--Record Date; Voting Rights."

  Quorum. The holders of a majority of shares of True North Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the True North Special Meeting in order for a quorum to be present. In the event that a quorum is not present at the True North Special Meeting, it is expected that such meeting will be adjourned or postponed to allow for the solicitation of additional proxies. See "TRUE NORTH SPECIAL MEETING--Quorum."

  Required Vote. Approval of each of the Merger Agreement and the Merger, and the Charter Amendment, will require the affirmative vote of a majority of the outstanding shares of True North Common Stock entitled to vote thereon. Approval of each of the Share Issuance and the Stock Option Plan Amendment will require the affirmative vote of a majority of the votes cast on such proposal, provided that the total number of votes cast on the applicable proposal represents more than 50% of the outstanding shares of True North Common Stock entitled to vote thereon at the True North Special Meeting. Directors are elected by a plurality of the votes cast. THE PROPOSALS TO APPROVE THE MERGER AGREEMENT AND THE MERGER, AND THE STOCK OPTION PLAN AMENDMENT, ARE THE ONLY PROPOSALS TO BE CONSIDERED AT THE TRUE NORTH SPECIAL MEETING WHICH ARE NOT EXPRESS CONDITIONS TO THE CONSUMMATION OF THE MERGER. See "TRUE NORTH SPECIAL MEETING--Required Vote." For a discussion of the reasons True North stockholders are being asked to approve the Merger Agreement and the Merger, see "THE MERGER--Accounting Treatment."

  True North Stockholders Agreements. The holders of 185,967 shares of True North Common Stock outstanding at the close of business on the True North Record Date (approximately 0.74% of the shares of True North Common Stock then outstanding) have signed stockholders agreements (the "True North Stockholders Agreements") obligating them (without receipt of monetary consideration) to vote in favor of all matters to be presented by the True North Board at the True North Special Meeting. See "STOCKHOLDERS AGREEMENTS."

  Share Ownership of Management. At the close of business on the True North Record Date, directors and executive officers of True North and their affiliates were the beneficial owners of an aggregate of 719,390 shares of True North Common Stock (approximately 2.9% of the shares of True North Common Stock then outstanding). Such shares include 185,967 shares of True North Common Stock subject to the True North Stockholders Agreements. See "TRUE NORTH SPECIAL MEETING--Share Ownership of Management."

                             BOZELL SPECIAL MEETING

  Date, Place and Time. The Bozell Special Meeting will be held in the Second Floor Staircase Room at Bozell's offices at 40 West 23rd Street, New York, New York on Tuesday, December 30, 1997, at 10:00 a.m., New York time.

  Purpose. To consider and vote upon a proposal to approve and adopt the Merger Agreement. See "BOZELL SPECIAL MEETING--Purpose."

  Record Date; Voting Rights. Only holders of record of Bozell Common Stock at the close of business on November 20, 1997 (the "Bozell Record Date") are entitled to receive notice of and to vote at the Bozell Special Meeting. At the close of business on the Bozell Record Date, there were 8,266,959 shares of Bozell Class A Common Stock outstanding, each of which entitles the registered holder thereof to 1.1 votes on each matter to be voted upon at the Bozell Special Meeting, and there were 28,256,848 shares of Bozell Class B Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter to be voted upon at the Bozell Special Meeting. Bozell Class A Common Stock may only be owned by or transferred to employees of Bozell or by a trust described in Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor provision. Currently, all of the Bozell Class A Common Stock is owned by the Bozell, Inc. Stock Bonus Plan (the "Bozell Stock Bonus Plan") and the Bozell, Jacobs, Kenyon & Eckhardt, Inc. Profit Sharing and Savings Plan (the "Bozell Profit Sharing Plan") and will be voted by Valentine J.

Zammit, Joseph Caggiano, David Harkin and Henry Borst, the Trustees of such plans. The Trustees will mail this Joint Proxy Statement/Prospectus and a voting instruction card to each participant in such plans. If a participant returns the voting instruction card, the shares allocated to such participant's account in a plan will be voted as instructed by the participant. Shares allocated to the accounts of plan participants who do not provide any voting instructions to the Trustees will be voted in the same proportions as the total numbers of shares for which plan participants provided voting instructions. The Bozell Class A Common Stock and the Bozell Class B Common Stock will vote together as a single class at the Bozell Special Meeting. See "BOZELL SPECIAL MEETING--Record Date; Voting Rights."

  Quorum. The holders of a majority of the shares of Bozell Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the Bozell Special Meeting in order for a quorum to be present. See "BOZELL SPECIAL MEETING--Quorum."

  Required Vote. Assuming the presence of a quorum at the Bozell Special Meeting, approval and adoption of the Merger Agreement will require the affirmative vote of a majority of the voting power of the shares of Bozell Common Stock outstanding on the Bozell Record Date. See "BOZELL SPECIAL MEETING--Required Vote."

  Bozell Stockholders Agreements. The holders of 13,122,434 shares of Bozell Class B Common Stock outstanding at the close of business on the Bozell Record Date (approximately 35.1% of the voting power of the shares of Bozell Common Stock then outstanding) have signed stockholders agreements (the "Bozell Stockholders Agreements" and, together with the True North Stockholders Agreements, the "Stockholders Agreements") obligating them (without receipt of monetary consideration) to vote in favor of the Merger and adoption of the Merger Agreement. See "STOCKHOLDERS AGREEMENTS."

  Share Ownership of Management. At the close of business on the Bozell Record Date, directors and executive officers of Bozell and their affiliates were the owners of an aggregate of 8,057,912 shares of Bozell Class B Common Stock (approximately 21.6% of the voting power of Bozell Common Stock then outstanding). Such shares include 13,122,434 shares of Bozell Class B Common Stock subject to the Bozell Stockholders Agreements. See "BOZELL SPECIAL MEETING--Share Ownership of Management."

                        PARTIES TO THE MERGER AGREEMENT

  True North. True North is a communications company which is the holding company for Foote, Cone & Belding, a global advertising agency network ("FCB"), and certain additional marketing services agencies or companies. True North's other operating units are TN Technologies Holdings, Inc. and True North Associated Communications Companies. TN Technologies Holdings, Inc. is a digital interactive marketing holding company for Modem Media Advertising Limited Partnership, RGA Interactive and Cf2GS. True North Associated Communications Companies are stand-alone companies specializing in marketing services. These companies include Wahlstrom, a yellow pages and directory advertising agency network with six offices; Tierney & Partners, the largest advertising agency in Philadelphia; Borders, Perrin & Norrander, an advertising agency in the Pacific Northwest; and Market Growth Resources, a sales promotion agency with a niche in retail-specific programs. True North is a Delaware corporation. Its principal offices are located at 101 East Erie Street, Chicago, Illinois 60611, and its telephone number is (312) 425-6500. For further information concerning True North, see "--True North Selected Historical Financial Data," "PARTIES TO THE MERGER AGREEMENT--True North," "BUSINESS OF TRUE NORTH," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

  Bozell. Bozell and its subsidiaries are engaged primarily in offering full-service advertising and public relations services throughout the world. Bozell's services are delivered through eight divisions and over thirty operating units, which include Bozell Worldwide, Bozell Wellness Worldwide, Temerlin McClain, Poppe Tyson, Bozell Sawyer Miller Group, BJK&E Media Group, McCracken Brooks and BJK&E Diversified Services. Bozell is a Delaware corporation. Its principal executive offices are located at 40 West 23rd Street, New York, New York, 10010, and its telephone number is (212) 727-5000. For further information concerning Bozell, see "--Bozell Selected Historical Financial Data," "PARTIES TO THE MERGER AGREEMENT--Bozell," "INFORMATION REGARDING BOZELL" and "BOZELL CONSOLIDATED FINANCIAL STATEMENTS."

  CAC. CAC was incorporated in Delaware as a domestic corporation on May 29, 1997 solely for the purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. CAC has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 101 East Erie Street, Chicago, Illinois 60611, and its telephone number is (312) 425-6500. For further information concerning CAC, see "PARTIES TO THE MERGER AGREEMENT--CAC."

                                   THE MERGER

  Recommendation of the True North Board. The True North Board has determined that the Merger Agreement and the Merger, the Share Issuance and the Charter Amendment are advisable and fair to and in the best interests of the stockholders of True North and has approved the Merger Agreement and the Merger, the Share Issuance and the Charter Amendment. THE TRUE NORTH BOARD RECOMMENDS, WITH ONE DIRECTOR DISSENTING, THAT THE STOCKHOLDERS OF TRUE NORTH VOTE IN FAVOR OF THE MERGER AGREEMENT AND THE MERGER, THE SHARE ISSUANCE AND THE CHARTER AMENDMENT AT THE TRUE NORTH SPECIAL MEETING. THE TRUE NORTH BOARD HAS ALSO APPROVED AND RECOMMENDS, WITH ONE DIRECTOR DISSENTING, A VOTE FOR EACH PERSON NOMINATED BY THE TRUE NORTH BOARD TO SERVE AS A MEMBER OF THE TRUE NORTH BOARD IN CONNECTION WITH THE ELECTION OF DIRECTORS AND FOR THE STOCK OPTION PLAN AMENDMENT. For a discussion of the reasons why one director of True North, the Publicis Designee (as hereinafter defined), voted against the Merger, see "THE MERGER--Background of the Merger." For a discussion of the interests that certain directors and executive officers of True North have with respect to the Merger in addition to their interests as stockholders of True North generally, see "THE MERGER--Interests of Certain Persons in the Merger." See "THE MERGER-- True North's Reasons for the Merger; Recommendation of its Board of Directors."

  Opinion of True North's Financial Advisor. Morgan Stanley & Co. Incorporated ("Morgan Stanley") has acted as financial advisor to True North in connection with the Merger and has delivered its written opinion dated as of July 30, 1997 to the True North Board to the effect that, as of such date and based upon and subject to the various considerations set forth therein, the Exchange Ratio was fair from a financial point of view to True North. The full text of the Morgan Stanley written opinion, which sets forth a description of the assumptions made, procedures followed, matters considered and limitations on the scope of review by Morgan Stanley in rendering such opinion, is attached hereto as Annex II and should be read carefully in its entirety. See "THE MERGER--Opinion of True North's Financial Advisor."

  Opposition of Publicis Offer. Publicis, which holds approximately 18.4% of the outstanding shares of True North Common Stock, has informed True North by letter dated November 10, 1997 that it intends to oppose and vote against the Merger (the Publicis Designee on the True North Board having previously voted against the Merger and related matters). In addition, Publicis indicated in its letter that it would be prepared to propose a business combination between Publicis and True North in which each share of True North Common Stock would be valued at $28.00 in an unspecified combination of cash and stock. By letter dated November 17, 1997, True North responded to the Publicis letter and declined to meet with Publicis to discuss the transaction Publicis was prepared to propose. See "THE MERGER--Background of the Merger-Publicis Offer." True North cannot currently predict what effect such opposition may have on the prospect of obtaining stockholder approval of the Merger and related matters.

  Recommendation of the Bozell Board. The Bozell Board has unanimously determined that the Merger is fair, equitable and in the best interests of Bozell and its stockholders and has unanimously approved the Merger Agreement. THE BOZELL BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF BOZELL VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AT THE BOZELL SPECIAL MEETING. For a discussion of the interests that certain directors and executive officers of Bozell have with respect to the Merger in addition to their interests as stockholders of Bozell generally, see "THE MERGER--Interests of Certain Persons in the Merger." See "THE MERGER--Bozell's Reasons for the Merger; Recommendation of its Board of Directors."

  Opinion of Bozell's Financial Advisor. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has acted as financial advisor to Bozell in connection with the Merger and has delivered to the Bozell Board its written opinion dated July 30, 1997 (the "Merrill Lynch Opinion") that, as of such date and based upon and subject to the assumptions, limitations and other matters set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of shares of Bozell Common Stock. The Merrill Lynch Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch, is attached hereto as Annex III and should be read carefully in its entirety. See "THE MERGER--Opinion of Bozell's Financial Advisor."

  Determination of Exchange Ratio. The Exchange Ratio was negotiated by Bruce Mason, Chairman and Chief Executive Officer of True North, in consultation with True North's financial and legal advisors and Charles D. Peebler, Jr., President and Chief Executive Officer of Bozell, in consultation with Bozell's financial and legal advisors. In negotiating the Exchange Ratio, Mr. Mason and Mr. Peebler were acting under authority of their respective Boards of Directors. During the several weeks prior to the determination of the Exchange Ratio, True North and Bozell exchanged financial and other information and engaged in extensive discussions with respect to an appropriate exchange ratio. The determination was based in large part upon the respective historical and projected financial performances of True North and Bozell. See "THE MERGER-- Background of the Merger." Based on the number of shares of True North Common Stock outstanding on the True North Record Date and assuming the issuance of approximately 18,627,141 shares of True North Common Stock in the Share Issuance as of the Effective Time, upon consummation of the Merger there will be approximately 43,898,674 shares of True North Common Stock outstanding at the Effective Time.

  Interests of Certain Persons in the Merger. In considering the recommendations of the True North Board and the Bozell Board with respect to the Merger, stockholders of True North and Bozell should be aware that certain directors and executive officers of True North and Bozell have interests in the Merger that are in addition to their interests as stockholders of True North or Bozell generally. The True North Board and the Bozell Board were aware of such interests and considered them, among other matters, in approving the Merger.

  The Merger Agreement provides that five current directors of Bozell, including Charles D. Peebler, Jr., President and Chief Executive Officer of Bozell, Leo-Arthur Kelmenson, Chairman of Bozell, David A. Bell, Chairman of Bozell Worldwide, and two additional non-employee directors of Bozell selected by the Bozell Board, are to become directors of True North at the Effective Time. The Bozell Board has selected W. Grant Gregory and Donald M. Elliman, Jr., currently directors of Bozell, as its additional designees. The Merger Agreement also provides that Bruce Mason, Chairman and Chief Executive Officer of True North, J. Brendan Ryan, Chairman/Chief Executive Officer of FCB, and four additional non-employee directors of True North other than the Publicis Designee selected by the True North Board are to be True North's designees on the True North Board as of the Effective Time. The True North Board has selected Richard S. Braddock, Stephen T. Vehslage, Richard P. Mayer and Michael
E. Murphy, currently directors of True North, as its additional designees. In addition, True North has executed employment agreements with Messrs. Peebler, Mason and Braddock. Under these employment agreements (collectively, the "Employment Agreements"), which take effect at the Effective Time of the Merger, Messrs. Mason, Peebler and Braddock would serve as Chief Executive Officer, President and non-executive Chairman, respectively, of True North. These Employment Agreements were determined by the Compensation Committee of the True North Board (the "True North Compensation Committee"), after receiving the advice of independent employment compensation consultants, to be fair and reasonable and consistent with past practice. Other interests include, among other things, a registration rights agreement (the "Registration Rights Agreement") which True North has executed with The Northwestern Mutual Life Insurance Company ("NML"), a holder of Bozell Common Stock and of which J. Thomas Christofferson, a Bozell director, is the Manager of Investments, and which takes effect as of the Effective Time in substitution for a registration rights agreement dated as of February 1, 1988, as amended, between Bozell, NML and certain other persons, provisions regarding the receipt of salary and bonus payments as severance under an existing employment agreement, the substitution of True North Common Stock for Bozell Common Stock subject to outstanding options pursuant to any of Bozell's stock option plans in effect on the date of the Merger Agreement ("Bozell Stock Plans"), the acceleration of the exercisability of certain outstanding options to purchase Bozell Common Stock and the payment of financial advisory fees to a company of which Mr. Gregory, a director of Bozell, is Chairman and has an interest. See "THE MERGER--Interests of Certain Persons in the Merger."

  In addition to the foregoing, the Merger Agreement provides that officers and directors of Bozell will be exculpated, indemnified and held harmless by the Surviving Corporation (as hereinafter defined) to the same extent such persons were as of the date of the Merger Agreement exculpated and indemnified by Bozell for all acts or omissions occurring at or prior to the Effective Time, and the Surviving Corporation will provide a director and officer insurance and indemnification policy covering directors and officers of Bozell for periods prior to the Effective Time. See "THE MERGER AGREEMENT--Indemnification; Directors and Officers Insurance."

  Certain Federal Income Tax Consequences. The Merger is intended to qualify as a reorganization under Section 368(a) of the Code. Bozell has received an opinion from White & Case, special counsel to Bozell, and True North has received an opinion from Sidley & Austin, special counsel to True North, that, assuming the Merger occurs in accordance with the Merger Agreement, and conditioned on the accuracy of certain representations made by True North, Bozell and others, for federal income tax purposes, no gain or loss will be recognized by Bozell or CAC as a result of the Merger and Bozell stockholders will recognize no gain or loss upon the conversion of their Bozell Common Stock into shares of True North Common Stock pursuant to the Merger Agreement, except with respect to cash received in lieu of any fractional shares of True North Common Stock. In addition to the opinion filed as an exhibit to the Registration Statement, as a condition of Bozell's and True North's respective obligations to effect the Merger, similar opinions are required to be given by White & Case to Bozell and by Sidley & Austin to True North, respectively. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger." The opinions do not address the tax consequences to stockholders of Bozell of a conversion of shares of Bozell Common Stock received upon the exercise of Bozell Warrants prior to the Effective Time in contemplation of the Merger. To the extent True North Common Stock is substituted for any outstanding Bozell Warrants pursuant to the Merger, such event will be a taxable transaction for federal income tax purposes. The holder of a Bozell Stock Option (as hereinafter defined) which is converted into an option with respect to True North Common Stock will not recognize gain or loss solely as a result of such conversion except with respect to cash received in lieu of each fractional share. EACH BOZELL STOCKHOLDER, WARRANT HOLDER AND OPTION HOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S, WARRANT HOLDER'S OR OPTION HOLDER'S OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER, WARRANT HOLDER OR OPTION HOLDER. See "THE MERGER--Certain Federal Income Tax Consequences."

  Accounting Treatment. The Merger is expected to be accounted for as a pooling of interests in accordance with generally accepted accounting principles ("GAAP"). It is a condition to the consummation of the Merger that True North and Bozell receive an opinion of Arthur Andersen LLP that the Merger will qualify for pooling of interests accounting treatment. See "THE MERGER-- Accounting Treatment" and "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

  Governmental and Regulatory Approvals. The consummation of the Merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Under the HSR Act and the regulations promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and the applicable waiting period has expired or been terminated. Report forms relating to the Merger have been filed on behalf of True North and Bozell under the HSR Act with the FTC and the Antitrust Division. The applicable waiting period has been terminated. See "THE MERGER--Governmental and Regulatory Approvals" and "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

  Percentage Ownership Interest of Bozell Stockholders After the Merger. Based on the number of shares of True North Common Stock outstanding on the True North Record Date and assuming the issuance of approximately 18,627,141 shares of True North Common Stock in the Share Issuance as of the Effective Time, upon consummation of the Merger there will be approximately 43,898,674 shares of True North Common Stock outstanding at the Effective Time, of which the stockholders of Bozell will own approximately 42.4% (approximately 40.8% on a fully diluted basis).

                              THE MERGER AGREEMENT

  Conversion of Shares in the Merger. At the Effective Time of the Merger, CAC will be merged with and into Bozell, with Bozell continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of True North. As a result of the Merger, the separate corporate existence of CAC will cease, and pursuant to Section 259 of the DGCL, the Surviving Corporation will possess the assets and liabilities of CAC and Bozell by operation of law at the Effective Time. Subject to the terms and conditions of the Merger Agreement, and without any further action on the part of any stockholder of Bozell or CAC, each share of Bozell Common Stock outstanding immediately prior to the Effective Time of the Merger (other than shares owned directly or indirectly by True North or Bozell, which will be cancelled) will be converted into 0.51 of a share of True North Common Stock, including the corresponding percentage of a True North Right. Cash will be paid in lieu of any fractional share of True North Common Stock. Notwithstanding the foregoing, holders of Bozell Common Stock have the right to an appraisal of the fair value of their stock in lieu of conversion thereof into True North Common Stock in the Merger upon full compliance with Section 262 of the DGCL. See "THE MERGER AGREEMENT--Conversion of Shares in the Merger," "--No Fractional Shares," and "APPRAISAL RIGHTS."

  The Merger will become effective on the date of filing of a Certificate of Merger with the Secretary of State of the State of Delaware, which is anticipated to occur promptly after the approval of the Merger Agreement by the stockholders of True North and of Bozell and following the satisfaction or waiver of the conditions to the obligations of each of the parties to the Merger Agreement. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

  Exchange Agent. First Chicago Trust Company of New York has been selected to act as Exchange Agent under the Merger Agreement. Within three business days after the Effective Time, True North will deposit with the Exchange Agent, in trust for the holders of certificates which immediately prior to the Effective Time represented shares of Bozell Common Stock converted in the Merger ("Bozell Certificates"), (i) certificates representing the shares of True North Common Stock ("True North Certificates") issuable pursuant to the Merger in accordance with the Merger Agreement or issuable in exchange for Bozell Warrants outstanding immediately prior to the Effective Time and (ii) cash required to make payments in lieu of any fractional shares. The Exchange Agent will deliver the True North Certificates and cash contemplated to be issued with respect to Bozell Common Stock converted in the Merger and in exchange for outstanding Warrants. See "THE MERGER AGREEMENT--Exchange Agent; Procedure for Exchange of Certificates and Delivery of Cash."

  Procedures for Exchange of Certificates and Delivery of Cash. Within three business days after the Effective Time, the Exchange Agent will mail to each record holder of a Bozell Certificate or outstanding Warrants (collectively, "Certificates") a letter of transmittal. Upon surrender for cancellation to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate will be entitled to receive in exchange therefor: (i) a True North Certificate representing the number of whole shares of True North Common Stock into which the shares of Bozell Common Stock or Warrants represented by the surrendered Certificates shall have been converted at the Effective Time and (ii) cash in lieu of any fractional share of True North Common Stock, together with dividends paid after the Effective Date. See "THE MERGER AGREEMENT--Exchange Agent; Procedure for Exchange of Certificates and Delivery of Cash."

  HOLDERS OF BOZELL COMMON STOCK OR WARRANTS SHOULD NOT FORWARD THEIR CERTIFICATES WITH THE ENCLOSED PROXY CARD, NOR SHOULD THEY RETURN THEIR CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A TRANSMITTAL LETTER.

  Stock Options. Each option to purchase Bozell Common Stock which is outstanding immediately prior to the Effective Time pursuant to any of the Bozell Stock Plans, whether or not then exercisable (collectively, "Bozell Stock Options"), will be assumed by True North and become and represent an option to purchase the number of shares of True North Common Stock (a "Substitute Option"), decreased to the nearest full share, determined by multiplying the number of shares of Bozell Common Stock then subject to such Bozell Stock Option by the Exchange Ratio, at an exercise price per share of True North Common Stock (rounded up to the nearest tenth of a cent) equal to the exercise price per share of Bozell Common Stock in effect at such time divided by the Exchange Ratio. Each Substitute Option will be otherwise exercisable upon the same terms and conditions as were applicable under the related Bozell Stock Option immediately prior to the Effective Time. To the extent any applicable Bozell Stock Plans or the option agreements respecting the Bozell Stock Options contain any contrary provision, Bozell has agreed to use its best efforts to cause such provisions to be waived. See "THE MERGER AGREEMENT--Stock Options."

  Warrants. Each Warrant outstanding as of the Effective Time, if any, will be converted into that number of shares of True North Common Stock and such other property as would have been received by the holder if such Warrant had been exercised immediately prior to the Effective Time and the Bozell Common Stock that would have been received upon such exercise had been converted pursuant to the Merger Agreement. See "THE MERGER AGREEMENT--Warrants."

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Bozell or True North: (i) by mutual written consent of True North and Bozell; (ii) by either True North or Bozell if the other has failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination or breaches (or if CAC breaches if Bozell is the terminating party) any representation or warranty that is not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or breaches (or if CAC breaches if Bozell is the terminating party) any representation or warranty that is so qualified which has the effect of making such representation or warranty not true and correct (in each case after a ten business day cure period following written notice of such breach); (iii) by either True North or Bozell if (A) the Merger has not been effected on or prior to the close of business on December 31, 1997, subject to certain limitations, or (B) any court or other governmental entity having jurisdiction has permanently enjoined, restrained or otherwise prohibited the transactions contemplated by the Merger Agreement by final and nonappealable order or other action; (iv) by either True North or Bozell if the stockholders of Bozell have failed to approve the Merger Agreement or the stockholders of True North have failed to approve the Charter Amendment and the Share Issuance and the Election of Directors; (v) by either True North or Bozell if the Bozell Board reasonably determines that a Company Takeover Proposal (as hereinafter defined) constitutes a Superior Company Takeover Proposal (as hereinafter defined), subject to certain limitations; (vi) by either True North or

Bozell if the True North Board reasonably determines that a Parent Takeover Proposal (as hereinafter defined) constitutes a Superior Parent Takeover Proposal (as hereinafter defined), subject to certain limitations; or (vii) by either True North or Bozell if the Bozell Board has not recommended, or has resolved not to recommend, or has modified or withdrawn its recommendation of, the Merger or its determination that the Merger is fair to and in the best interest of Bozell or its stockholders, or resolved to do so. See "THE MERGER AGREEMENT--Termination."

  Fees and Expenses. The Merger Agreement provides for the payment of certain fees following a termination of the Merger Agreement under certain circumstances. Subject to the preceding sentence, the Merger Agreement also provides that True North and Bozell will each pay their own respective costs and expenses incidental to the preparation of the Merger Agreement, the performance of and compliance with all agreements and conditions contained in the Merger Agreement and the consummation of the transactions contemplated thereby except that all printing expenses and SEC filing expenses shall be divided equally between True North and Bozell. See "THE MERGER AGREEMENT--Fees and Expenses."

  Waiver. At any time prior to the Effective Time, the Merger Agreement permits the parties thereto to: (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto; (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto; and (iii) waive compliance with any of the agreements or conditions contained therein which may legally be waived; in each case pursuant to a written instrument.

   COMPARATIVE RIGHTS OF STOCKHOLDERS; DESCRIPTION OF TRUE NORTH COMMON STOCK

  The rights of stockholders of Bozell currently are governed by the DGCL and Bozell's Restated Certificate of Incorporation, as amended (the "Bozell Charter"), and Bylaws. Upon consummation of the Merger, stockholders of Bozell will become stockholders of True North, and their rights as stockholders of True North will be governed by the DGCL, and the True North Charter and Bylaws. See "COMPARATIVE RIGHTS OF STOCKHOLDERS" for a discussion of the material differences between the rights of holders of Bozell Common Stock and the rights of holders of True North Common Stock. See "DESCRIPTION OF TRUE NORTH COMMON STOCK" for a description of True North Common Stock.

                                APPRAISAL RIGHTS

  Holders of Bozell Common Stock have the right to appraisal of the fair value of their shares upon full compliance with Section 262 of the DGCL. A copy of this Section of the DGCL is attached hereto as Annex V. Holders of True North Common Stock do not have appraisal rights with respect to the Merger, the Share Issuance, the Charter Amendment or any other matter to be presented at the True North Special Meeting. See "APPRAISAL RIGHTS."

                 TRUE NORTH SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected historical financial data (amounts in thousands except per share data) for True North for each of the five years in the period ended December 31, 1996 and for the nine-month periods ended September 30, 1996 and 1997. Such data have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements and other financial information contained in True North's Annual Report on Form 10-K for the year ended December 31, 1996, as amended and the unaudited consolidated interim financial statements contained in True North's Quarterly Report on Form 10-Q for the nine months ended September 30, 1997, including the notes thereto, incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

                                                                             NINE MONTHS
                                                                                ENDED
                                    YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                          ----------------------------------------------  -------------------
                            1992     1993     1994      1995      1996      1996      1997
                          -------- -------- --------  --------  --------  --------  ---------
Revenues................  $353,340 $372,666 $403,690  $439,053  $493,050  $350,166  $ 444,551
Net income..............    21,728   25,714   30,277    19,653    27,834    11,360     14,223
Net income per share....      1.00     1.15     1.34       .87      1.20       .49        .58
Dividends per share.....       .60      .60      .60       .60       .60       .45        .45
Working capital
 (deficit)..............     5,310   13,745  (16,809)  (46,503)  (48,945)  (43,241)   (46,988)
Total assets............   589,359  637,887  673,744   766,102   932,660   870,661  1,066,970
Long-term debt (includes
 current portion).......    35,652   36,255   10,885     5,601    31,783    29,462     67,409
Total liabilities.......   406,032  437,857  465,987   544,008   691,319   638,754    791,815
Stockholders' equity....   183,327  200,030  207,757   222,094   241,341   231,907    275,155
Book value per share....      7.95     8.62     9.10      9.51     10.20      9.73      10.92

                   BOZELL SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected historical financial data (amounts in thousands except per share data) for Bozell for each of the five years in the period ended March 31, 1997 and for the six-month periods ended September 30, 1996 and 1997. Such data have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements, the unaudited interim financial statements of Bozell for the six months ended September 30, 1996 and 1997, including the notes thereto, and other financial information of Bozell contained elsewhere herein. See "BOZELL CONSOLIDATED FINANCIAL STATEMENTS."

                                                                            SIX MONTHS ENDED
                                      YEAR ENDED MARCH 31,                    SEPTEMBER 30,
                          ------------------------------------------------  ------------------
                            1993      1994      1995      1996      1997      1996      1997
                          --------  --------  --------  --------  --------  --------  --------
Revenues................  $232,111  $271,440  $336,887  $407,990  $494,988  $224,183  $265,581
Net income (loss).......       513    (3,847)    6,477     9,402    14,164     4,668     8,400
Net income (loss) per
 share..................       .01      (.11)      .17       .24       .37       .12       .22
Dividends per share.....       .00       .00       .00       .00       .00       .00        00
Working capital
 (deficit)..............   (25,936)  (36,028)  (32,678)  (41,244)  (74,438)  (48,210)  (86,925)
Total assets............   297,297   391,784   486,480   506,617   611,091   555,402   626,887
Long-term debt (includes
 current portion).......    50,808    40,373    52,190    43,338    23,304    40,883    19,780
Total liabilities.......   262,041   360,255   446,629   456,036   546,162   503,211   558,101
Stockholders' equity....    35,256    31,529    39,851    50,581    64,929    52,191    68,786
Book value per share....      1.05       .90      1.12      1.42      1.84      1.50      1.97

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The following table (amounts in thousands except per share data) sets forth certain Selected Unaudited Pro Forma Combined Financial Data giving effect to the Merger using the pooling-of-interests method of accounting. For a description of the pooling-of-interests method of accounting with respect to the Merger and the related effects on the historical financial statements of True North, see "THE MERGER--Accounting Treatment."

  The historical financial statements of True North are incorporated by reference into this Proxy Statement/Prospectus. The historical financial statements of Bozell are included elsewhere in this Proxy Statement/Prospectus. This information should be read in conjunction with such financial statements and in conjunction with the Unaudited Pro Forma Combined Financial Information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF DOCUMENTS BY REFERENCE," "BOZELL CONSOLIDATED FINANCIAL STATEMENTS" and "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION."

  The accounting policies of True North and Bozell differ in certain respects. As required in a pooling-of-interests business combination, the financial data included in the Selected Unaudited Pro Forma Combined Financial Data reflects certain adjustments to the financial statements of both companies to achieve conformity. True North's fiscal year ends on December 31; Bozell's fiscal year ends on March 31. True North's annual financial reporting period ending December 31 will be adopted by the combined entity. For purposes of the pro forma data included in this Proxy Statement/Prospectus, the year-ends of the two companies have not been conformed, as permitted under Regulation S-X promulgated by the SEC ("Regulation S-X"). For purposes of presenting unaudited pro forma combined financial data, revenues of $115,874 and $147,454 and net income of $5,499 and $6,110, representing Bozell's results of operations for the period from January 1 through March 31, 1996 and 1997, respectively, are included in the unaudited pro forma combined results of operations for the twelve months ended December 31, 1995 and 1996, respectively, and for the nine months ended September 30, 1996 and 1997, respectively. See "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION."

  In addition, True North expects to record an estimated pre-tax charge of $80 to $120 million following consummation of the Merger to cover the direct costs of the Merger, the cost of integrating certain aspects of the businesses of True North and Bozell, the cost of asset rationalizations and employee terminations to eliminate duplicative functions and excess capacity and other unusual items. See "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION." The amounts of such Merger-related costs included or disclosed in the Selected Unaudited Pro Forma Combined Financial Data may change as more information becomes available.

  True North expects to achieve operating cost savings post-Merger primarily through reductions in staff and the consolidation of certain corporate administrative and operations functions in both companies. The operating cost savings are expected to be achieved in various amounts at various times during the years subsequent to the consummation of the Merger and not ratably over or at the beginning or end of such periods. No adjustment has been reflected in the Unaudited Pro Forma Combined Statements of Operations for the anticipated cost savings.

  The Selected Unaudited Pro Forma Combined Financial Data included herein are not necessarily indicative of the results of future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated prior to the periods indicated.

                                                                NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                          ----------------------------------  ----------------------
                             1994        1995        1996        1996        1997
                          ----------  ----------  ----------  ----------  ----------
Revenues................  $  740,577  $  847,043  $  988,038  $  690,223  $  857,586
Net income..............      36,754      29,055      38,518      21,527      28,733
Net income per share....         .87         .69         .90         .50         .66
Dividends per share.....         .33         .33         .33         .25         .26
Working capital
 (deficit)..............     (49,487)    (87,747)   (123,383)    (91,451)   (188,913)
Total assets............   1,160,224   1,272,719   1,543,751   1,426,063   1,715,857
Long-term debt (includes
 current portion).......      63,075      48,939      55,087      70,345      87,189
Total liabilities.......     912,616   1,000,044   1,237,481   1,141,965   1,439,916
Stockholders' equity....     247,608     272,675     306,270     284,098     275,941
Book value per share....        6.05        6.57        7.35        6.84        6.42

              COMPARATIVE PER SHARE DATA OF TRUE NORTH AND BOZELL

  The following table presents selected comparative per share data for True North and Bozell on a historical and unaudited pro forma combined and pro forma equivalent basis giving effect to the Merger using the pooling-of-interests method of accounting. For a description of the pooling-of-interests method of accounting with respect to the Merger and the related effects on the historical financial statements of True North, see "THE MERGER--Accounting Treatment." The information is derived from the historical financial statements of True North and Bozell and the Unaudited Pro Forma Combined Financial Information. The financial statements of True North are incorporated by reference into this Proxy Statement/Prospectus. The financial statements of Bozell and the Unaudited Pro Forma Combined Financial Information appears elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and the related notes thereto. See "AVAILABLE INFORMATION," "INCORPORATION OF DOCUMENTS BY REFERENCE," "BOZELL CONSOLIDATED FINANCIAL STATEMENTS" and "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION."

                                     TRUE NORTH                BOZELL
                                    COMMON STOCK            COMMON STOCK
                               ---------------------- ------------------------
                                           PRO FORMA               PRO FORMA
                               HISTORICAL COMBINED(1) HISTORICAL EQUIVALENT(2)
                               ---------- ----------- ---------- -------------
                                          (UNAUDITED)             (UNAUDITED)
Book Value Per Common Share:
  At December 31, 1996........   $10.20      $7.35      $1.84        $3.75
  At September 30, 1997
   (unaudited)................   $10.92      $6.42      $1.97        $3.27
Net Income from Continuing
 Operations Per Common Share:
  Year ended: December 31,
   1994--True North;
   March 31, 1995--Bozell.....   $ 1.34      $ .87      $ .17        $ .44
  Year ended: December 31,
   1995--True North;
   March 31, 1996--Bozell.....   $  .87      $ .69      $ .24        $ .35
  Year ended: December 31,
   1996--True North;
   March 31, 1997--Bozell.....   $ 1.20      $ .90      $ .37        $ .46
  Nine months ended September
   30, 1997 (unaudited).......   $  .58      $ .66      $ .38        $ .34
Cash Dividends Declared Per
 Common Share:
  Year ended: December 31,
   1994--True North;
   March 31, 1995--Bozell.....   $  .60      $ .33      $ .00        $ .17
  Year ended: December 31,
   1995--True North;
   March 31, 1996--Bozell.....   $  .60      $ .33      $ .00        $ .17
  Year ended: December 31,
   1996--True North;
   March 31, 1997--Bozell.....   $  .60      $ .33      $ .00        $ .17
  Nine months ended September
   30, 1997 (unaudited).......   $  .45      $ .26      $ .00        $ .13

                      NOTES TO COMPARATIVE PER SHARE DATA

1. The Pro Forma Combined Book Value per Common Share, Net Income From Continuing Operations per Common Share, and Cash Dividends Declared per Common Share represent the pro forma combined common stockholders' equity, Net Income From Continuing Operations, and Cash Dividends Declared for True North and Bozell divided by total pro forma common shares of the combined entity, assuming an Exchange Ratio of 0.51.

2. The Pro Forma equivalent Book Value per Common Share, Net Income From Continuing Operations per Common Share, and Cash Dividends Declared Per Common Shares of Bozell are computed by multiplying the Pro Forma Combined per share amounts discussed in Note 1 above, by the Exchange Ratio of 0.51.

                        MARKET PRICES AND DIVIDENDS PAID

  True North Common Stock trades on the NYSE under the symbol "TNO." There is no established public trading market for Bozell Common Stock. The following table sets forth, for the periods indicated, the range of the high and low sales prices of True North Common Stock as reported on the NYSE Composite Transactions Tape and the dividends paid per share of True North Common Stock. At the close of business on the True North Record Date there were 3,210 holders of record of the outstanding shares of True North Common Stock. At the close of business on the Bozell Record Date there were 207 holders of record of the outstanding shares of Bozell Common Stock.

                                                      TRUE NORTH COMMON STOCK
                                                    ---------------------------
                                                      HIGH      LOW    DIVIDEND
                                                    --------- -------- --------
1995
  Quarter ended March 31, 1995..................... $21 13/16 $ 15 3/4   $.15
  Quarter ended June 30, 1995......................  20 1/4    17 5/8     .15
  Quarter ended September 30, 1995.................  21 1/2    19         .15
  Quarter ended December 31, 1995..................  20 5/8    18         .15
1996
  Quarter ended March 31, 1996..................... $25       $ 16 3/8   $.15
  Quarter ended June 30, 1996......................  27        22 1/4     .15
  Quarter ended September 30, 1996.................  23 3/4    16 3/4     .15
  Quarter ended December 31, 1996..................  24        19 1/2     .15
1997
  Quarter ended March 31, 1997..................... $22 3/8   $18        $.15
  Quarter ended June 30, 1997......................  24 3/4    17         .15
  Quarter ended September 30, 1997.................  26 3/4    22 1/4     .15
  Quarter ended December 31, 1997 (through November
   25, 1997) ......................................  26 13/16  22 9/16    .15

   There is no established public trading market for Bozell Common Stock. Set forth below are: (i) the last reported per share sale price of True North Common Stock, as reported on the NYSE Composite Transactions Tape, on July 30, 1997, the last trading day prior to the public announcement of the execution of the Merger Agreement, and (ii) the equivalent pro forma sale price of Bozell Common Stock obtained by multiplying the last reported per share sale price of True North Common Stock by the Exchange Ratio:

        True North Common Stock............................ $23 1/16
        Bozell Equivalent.................................. $  11.76

  On November 25, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last reported sale price of True North Common Stock, as reported on the NYSE Composite Transactions Tape, was $26 3/4 per share. Stockholders are urged to obtain current market quotations for True North Common Stock. No assurance can be given as to the future prices of True North Common Stock.

                                 RISK FACTORS

  In addition to the other information contained in this Proxy
Statement/Prospectus, stockholders of each of True North and Bozell should consider the following factors before voting on matters pertaining to the Merger.

FIXED EXCHANGE RATIO

  The Exchange Ratio establishing the percentage of a share of True North Common Stock into which each share of Bozell Common Stock will be converted is expressed in the Merger Agreement as a fixed ratio. Accordingly, the Exchange Ratio will not be adjusted in the event of any increase or decrease in the price of True North Common Stock or the price or value of Bozell Common Stock. The price of True North Common Stock at the Effective Time may vary from its price at the date of this Proxy Statement/Prospectus and at the date of the Special Meetings. Such variations may be the result of changes in the business, operations or prospects of True North or Bozell, market assessments of the likelihood that the Merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors. Because the Effective Time may occur at a date later than the Special Meetings, there can be no assurance that the price of True North Common Stock on the date of the Special Meetings will be indicative of its price at the Effective Time. The Effective Time will occur as soon as practicable following the Special Meetings and the satisfaction or waiver of the other conditions set forth in the Merger Agreement. Stockholders of True North and Bozell are urged to obtain current market quotations for True North Common Stock. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

UNCERTAINTIES IN INTEGRATING BUSINESS OPERATIONS AND ACHIEVING COST SAVINGS

  In determining that the Merger is advisable and in the best interests of its stockholders, each of the True North Board and the Bozell Board considered certain cost savings, operating efficiencies and other synergies expected to result from the consummation thereof. The integration of departments, systems and procedures present significant management challenges. There can be no assurance that such actions will be successfully accomplished, or accomplished as expeditiously as currently expected. Moreover, although the primary purpose of such actions will be to realize direct cost savings and other operating efficiencies, there can be no assurance of the extent to which such cost savings and efficiencies will be achieved.

UNCERTAINTY AS TO AMOUNT OF ONE-TIME MERGER-RELATED CHARGE

  True North expects to record an estimated pre-tax charge of $80 million to $120 million following consummation of the Merger to cover the direct costs of the Merger, the cost of integrating certain aspects of the businesses of True North and Bozell, the cost of asset rationalizations and employee terminations to eliminate duplicative functions and excess capacity, and other unusual items. See "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain directors and executive officers of True North and Bozell have interests in the Merger that are in addition to their interests as stockholders of True North or Bozell generally. Such interests include the following: (i) the Merger Agreement provides that five current directors of Bozell, including Charles D. Peebler, Jr., President and Chief Executive Officer of Bozell, Leo-Arthur Kelmenson, Chairman of Bozell, David A. Bell, Chairman of Bozell Worldwide, and two additional non-employee directors of Bozell selected by the Bozell Board, are to become directors of the True North Board as of the Effective Time; (ii) the Merger Agreement provides that Bruce Mason, Chairman and Chief Executive Officer of True North, J. Brendan Ryan, Chairman/Chief Executive Officer of FCB, and four additional non-employee directors of True North (not including the Publicis Designee) selected by the True North Board are to be True North's designees on the True North Board as of the Effective Time; (iii) True North has executed Employment Agreements with each of Messrs. Peebler, Mason and Richard S. Braddock, a non-employee director of True North, pursuant to which, as of the Effective Time of the Merger, Messrs. Mason, Peebler and Braddock will serve as Chief Executive Officer, President and non-executive Chairman, respectively, of True North, and the Merger Agreement provides that Mr. Bell will serve as the Chief Executive Officer of Bozell Worldwide after the Merger; (iv) True North Common Stock will be substituted for Bozell Common Stock subject to outstanding options under the Bozell Stock Plans as of the Effective Time of the Merger; (v) the exercisability of certain outstanding options to purchase Bozell Common Stock will be accelerated as of the Effective Time of the Merger; (vi) Bozell has paid financial advisory fees to a company of which W. Grant Gregory, a director of Bozell, is Chairman and has an interest; and (vii) True North has agreed to cause the Surviving Corporation to provide certain indemnities and insurance to the officers and directors of Bozell. See "THE MERGER--Interests of Certain Persons in the Merger."

PUBLICIS SETTLEMENT

  For a number of years, True North and Publicis were involved in international arbitration proceedings relating to their European joint venture, Publicis-FCB Europe B.V. ("PBV"). True North contended in these proceedings, among other things, that Publicis failed to comply with various agreements in completing certain business acquisitions. In February 1997, True North and Publicis announced a settlement of their disputes and on May 19, 1997, True North and Publicis entered into definitive agreements relating to such settlement. The intent of these agreements was to establish a new legal and business relationship between the parties such that all disputes between the parties would be resolved and each of True North and Publicis would be free to create its own separate independent agency network. Pursuant to the settlement agreements, Publicis transferred its ownership of certain agencies in France, the United Kingdom, Portugal and Greece to True North. In exchange, True North transferred its 49% interest in PBV to Publicis for an additional 6.5% equity interest in Publicis (bringing True North's aggregate equity interest in Publicis to 26.5%). In addition, True North sold to Publicis its ownership in certain of its non-FCB branded agencies in Germany, Australia and New Zealand and agreed to assist Publicis in establishing agencies in Thailand, India and Argentina. The terms of the settlement agreements were designed to minimize the impact to each party on operating earnings, and True North believes that the impact of these transactions has not been material to the results of operations or financial condition of True North.

  The settlement agreements between True North and Publicis also address several other issues, including but not limited to: the provision to True North of a means of selling its equity interest in Publicis either in a public offering or based upon appraised market values and other specified formulas; the use and ownership of each agency's brand names; the servicing of clients in markets where one party, but not the other, maintains an office; and the right of each party to have a representative on the board of directors of the other under certain circumstances. Although difficult to predict with certainty, True North does not anticipate that its settlement agreements with Publicis will have a material impact on its client base or the pursuit of its strategic business initiatives, and True North has not formulated any definitive plans with respect to its continuing ownership interest in Publicis.

OPPOSITION OF PUBLICIS

  Publicis, which holds approximately 18.4% of the outstanding shares of True North Common Stock, has informed True North by letter dated November 10, 1997 that it intends to oppose and vote against the Merger (the Publicis Designee on the True North Board having previously voted against the Merger and related matters). In addition, Publicis indicated in its letter that it would be prepared to propose a business combination between Publicis and True North in which each share of True North Common Stock would be valued at $28.00 in an unspecified combination of cash and stock. By letter dated November 17, 1997, True North responded to the Publicis letter and declined to meet with Publicis to discuss the transaction Publicis was prepared to propose. For the text of these two letters, see "THE MERGER--Background of the Merger." True North cannot currently predict what effect such opposition may have on the prospect of obtaining stockholder approval of the Merger and related matters.

ANTI-TAKEOVER PROVISIONS

  The DGCL, the True North Charter, True North's Bylaws and the True North Rights Agreement contain provisions that could discourage or make more difficult a change of control of True North. For instance, Section 203 of the DGCL prohibits generally a public Delaware corporation, including True North, from engaging in a Business Combination with an Interested Stockholder (each as defined in the DGCL) for a period of three years after the date of the transaction in which an Interested Stockholder became such, unless: (i) the board of directors of such corporation approved, prior to the date such Interested Stockholder became such, either such Business Combination or such transaction; (ii) upon consummation of such transaction, such Interested Stockholder owns at least 85% of the voting shares of such corporation (excluding specified shares); or (iii) such Business Combination is approved by the board of directors of such corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting shares of such corporation (excluding shares held by such Interested Stockholder). The True North Bylaws provide that nominations for the election of directors may be made only by the True North Board or by a committee appointed by the True North Board or by any stockholder entitled to vote at the applicable meeting pursuant to notice timely delivered to True North. The True North Rights Agreement contains provisions that could discourage or make more difficult a change of control of True North. See "DESCRIPTION OF TRUE NORTH COMMON STOCK--Anti-Takeover Provisions."

FUTURE SALES AND PRICE OF TRUE NORTH COMMON STOCK

  No prediction can be made as to the effect, if any, that future sales of True North Common Stock, or the availability of shares for future sale, will have on the market price of the True North Common Stock prevailing from time to time. Sales of substantial amounts of True North Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales may occur, could adversely affect prevailing market prices for True North Common Stock. There is no established public trading market for Bozell Common Stock. Pursuant to the Merger, Bozell stockholders will receive True North Common Stock, which may be freely tradeable. Sales of large volumes of True North Common Stock may have the effect of depressing the market price for True North Common Stock. See "THE MERGER--Resales of True North Common Stock."

                          TRUE NORTH SPECIAL MEETING

DATE, PLACE AND TIME

  The True North Special Meeting will be held on December 30, 1997 at 9:00 a.m., local time, at the Omni Chicago Hotel, Chagall Ballroom--Third Floor-- Salon A, 676 North Michigan Avenue, Chicago, Illinois.

PURPOSES

  At the True North Special Meeting, holders of True North Common Stock will be asked to consider and act upon proposals to: (i) approve the Merger Agreement and the Merger, (ii) approve the Share Issuance, (iii) approve the Charter Amendment, (iv) elect 12 directors (contingent upon consummation of the Merger) and (v) approve the Stock Option Plan Amendment. THE PROPOSALS TO APPROVE THE MERGER AGREEMENT AND THE MERGER, AND THE STOCK OPTION PLAN AMENDMENT, ARE THE ONLY PROPOSALS TO BE CONSIDERED AT THE TRUE NORTH SPECIAL MEETING WHICH ARE NOT EXPRESS CONDITIONS TO THE CONSUMMATION OF THE MERGER.
  The True North Board has determined that the Merger Agreement and the Merger, the Share Issuance and the Charter Amendment are advisable and fair to and in the best interests of the stockholders of True North and has approved the Merger Agreement and the Merger, the Share Issuance and the Charter Amendment. THE TRUE NORTH BOARD RECOMMENDS, WITH ONE DIRECTOR DISSENTING, THAT THE STOCKHOLDERS OF TRUE NORTH VOTE IN FAVOR OF THE MERGER AGREEMENT AND THE MERGER, THE SHARE ISSUANCE AND THE CHARTER AMENDMENT AT THE TRUE NORTH SPECIAL MEETING. THE TRUE NORTH BOARD HAS ALSO APPROVED AND RECOMMENDS, WITH ONE DIRECTOR DISSENTING, A VOTE FOR EACH PERSON NOMINATED BY THE TRUE NORTH BOARD TO SERVE AS A MEMBER OF THE TRUE NORTH BOARD IN CONNECTION WITH THE ELECTION OF DIRECTORS AND FOR THE STOCK OPTION PLAN AMENDMENT. See "THE MERGER--True North's Reasons for the Merger; Recommendation of its Board of Directors," "ELECTION OF DIRECTORS OF TRUE NORTH," "PROPOSAL TO APPROVE TRUE NORTH CHARTER AMENDMENT" and "PROPOSAL TO APPROVE TRUE NORTH STOCK OPTION PLAN, AS AMENDED AND RESTATED." For a discussion of the reasons why one director of True North, the Publicis Designee, voted against the Merger, see "THE MERGER--Background of the Merger."

RECORD DATE; VOTING RIGHTS

  Only holders of record of True North Common Stock at the close of business on the True North Record Date are entitled to receive notice of and to vote at the True North Special Meeting. At the close of business on the True North Record Date, there were 25,271,533 shares of True North Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter to be voted upon at the True North Special Meeting. True North stockholders do not have the right to cumulate votes in the election of directors.

QUORUM

  The holders of a majority of shares of True North Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the True North Special Meeting in order for a quorum to be present.

  Shares of True North Common Stock represented by proxies which are marked "abstain" as to one or more particular matters will be counted as shares present for purposes of determining the presence of a quorum on all matters, as will shares that are represented by proxies that are executed by any broker, fiduciary or other nominee on behalf of the beneficial owner(s) thereof regardless of whether authority to vote is withheld by such broker, fiduciary or nominee on one or more matters.

  In the event that a quorum is not present at the True North Special Meeting, it is expected that such meeting will be adjourned or postponed to allow for the solicitation of additional proxies.

PROXIES

  All shares of True North Common Stock represented by properly executed proxies in the enclosed form which are received by True North prior to or at the True North Special Meeting and not revoked will be voted at the True North Special Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted FOR the Merger Agreement and the Merger, the Share Issuance, the Charter Amendment, each person nominated by the True North Board to serve as a member of the True North Board in connection with the Election of Directors and the Stock Option Plan Amendment. In addition, the persons designated in such proxy will have discretion to vote upon any procedural matter relating to the True North Special Meeting, including the right to vote for any adjournment thereof proposed by the True North Board to solicit additional proxies.

  A True North stockholder who has given a proxy may revoke it at any time prior to its exercise by filing a written notice of such revocation with the Secretary of True North at or prior to the True North Special Meeting, by delivering to True North a duly executed later dated proxy, or by attending the True North Special Meeting and voting in person (although attendance at the True North Special Meeting will not in and of itself constitute a revocation of a proxy). All written notices of revocation and other communications with respect to revocation of proxies in connection with the True North Special Meeting should be addressed to True North Communications Inc., 101 East Erie Street, Chicago, Illinois 60611, Attention: Dale F. Perona, Secretary.

SOLICITATION OF PROXIES

  Proxies are being solicited hereby on behalf of the True North Board. All expenses incurred in connection with the solicitation of proxies by and on behalf of the True North Board will be borne by True North, except that all printing expenses and SEC filing fees will be divided equally between True North and Bozell. In addition to the use of the mails, proxies may be solicited personally or by telephone, facsimile transmission or otherwise by directors, officers and employees of True North who will not be additionally compensated for such solicitation, but may be reimbursed for their out-of-pocket expenses incurred in connection therewith. True North has retained D.F. King & Co. Inc. to aid in the solicitation of proxies from its stockholders. The fees of such firm are estimated to be $35,000, plus reimbursement of out-of-pocket expenses. True North will also arrange with brokerage houses and other custodians, nominees and fiduciaries for forwarding solicitation materials to the beneficial owners of shares of True North Common Stock held of record by such persons. True North will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection therewith.

  Participants in the True North Communications Inc. Stock Purchase Plan who have True North Common Stock in their plan accounts will receive a form to be used to instruct the trustee overseeing such plan how to vote such True North Common Stock. Such plan provides that its trustee will vote such shares as instructed, and will vote all shares of True North Common Stock held in participants' accounts for which it does not receive timely voting instructions, and all shares of True North Common Stock then allocated to the Suspense Account (as defined in such Plan), in the same proportion as the trustee votes shares of True North Common Stock for which timely voting instructions are received, to the extent permitted by law.

REQUIRED VOTE

  Approval of each of the Merger Agreement and the Merger, and the Charter Amendment, will require the affirmative vote of a majority of the outstanding shares of True North Common Stock entitled to vote thereon. Approval of each of the Share Issuance and the Stock Option Plan Amendment will require the affirmative vote of a majority of the votes cast on such proposal, provided that the total number of votes cast on the applicable proposal represents more than 50% of the outstanding shares of True North Common Stock entitled to vote thereon at the True North Special Meeting. Directors are elected by a plurality of the votes cast. THE PROPOSALS TO APPROVE THE MERGER AGREEMENT AND THE MERGER, AND THE STOCK OPTION PLAN AMENDMENT, ARE THE ONLY PROPOSALS TO BE CONSIDERED AT THE TRUE NORTH SPECIAL MEETING WHICH ARE NOT EXPRESS CONDITIONS TO THE

CONSUMMATION OF THE MERGER. In a Memorandum of Agreement dated as of February 19, 1997, which was later confirmed in a Pooling Agreement dated as of May 19, 1997, Publicis and its controlling shareholder, Publicis S.A., agreed to furnish to, and to cause the Publicis Designee to furnish to, True North an agreement under applicable SEC accounting releases with respect to pooling of interests accounting treatment; provided that Publicis and Publicis S.A. may withdraw such agreement if, among other things, not later than 90 days after Publicis and Publicis S.A. have furnished such agreement, True North shall not have called a meeting of the stockholders of True North to vote on the contemplated transaction or, not later than a further 60 days, a majority vote of the outstanding shares of True North Common Stock in favor of the contemplated transaction is not obtained at such meeting (or at an adjournment thereof within such period). Stockholders of True North are being asked to approve the Merger Agreement and the Merger to assure that Publicis and Publicis S.A. do not withdraw such agreement. See "THE MERGER--Accounting Treatment."

  An abstention with respect to the Merger Agreement and the Merger, the Share Issuance, the Charter Amendment or the Stock Option Plan Amendment will have the effect of a vote cast against the applicable proposal. Any votes that are not cast by a broker holding shares as a nominee because such broker lacks discretionary authority to vote such shares, with respect to the proposals to approve the Merger Agreement and the Merger, and the Charter Amendment, will have the effect of votes cast against the applicable proposal and, with respect to the proposals to approve the Share Issuance and the Stock Option Plan Amendment, will not be counted as votes cast on the applicable proposal.

SHARE OWNERSHIP OF MANAGEMENT

  At the close of business on the True North Record Date, directors and executive officers of True North and their affiliates were the beneficial owners of an aggregate of 719,390 (approximately 2.9% of the shares of True North Common Stock then outstanding). True North expects that substantially all of such shares which are outstanding as of the True North Record Date will be voted in favor of the Merger Agreement and the Merger, the Share Issuance, the Charter Amendment and for each person nominated by the True North Board to serve as a member of the True North Board (including shares that are subject to the True North Stockholders Agreements). See "STOCKHOLDERS AGREEMENTS."

                            BOZELL SPECIAL MEETING

DATE, PLACE AND TIME

  The Bozell Special Meeting will be held in the Second Floor Staircase Room at Bozell's offices at 40 West 23rd Street, New York, New York on Tuesday, December 30, 1997, at 10:00 a.m., New York time.

PURPOSE

  At the Bozell Special Meeting, the stockholders of Bozell will consider and vote on a proposal to approve and adopt the Merger Agreement.
  The Bozell Board has unanimously determined that the Merger is in the best interests of Bozell and its stockholders and has approved the Merger Agreement. THE BOZELL BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF BOZELL VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AT THE BOZELL SPECIAL MEETING. See "THE MERGER--Bozell's Reasons for the Merger; Recommendation of its Board of Directors."

  The Bylaws of Bozell provide that only such business as is specified in the notice of a special meeting may come before the meeting.

RECORD DATE; VOTING RIGHTS

  Only holders of record of Bozell Class A Common Stock and Bozell Class B Common Stock at the close of business on the Bozell Record Date are entitled to receive notice of and to vote at the Bozell Special Meeting.

At the close of business on the Bozell Record Date, there were 8,266,959 shares of Bozell Class A Common Stock outstanding and entitled to vote and 28,256,848 shares of Bozell Class B Common Stock outstanding and entitled to vote.

  Each share of Bozell Class A Common Stock, which may only be owned by or transferred to employees of Bozell or by a trust described in Section 401(a) of the Code or any successor provision, entitles the holder thereof to 1.1 votes per share. Currently, all of the Bozell Class A Common Stock is owned by the Bozell Stock Bonus Plan and the Bozell Profit Sharing Plan and will be voted by Valentine J. Zammit, Joseph Caggiano, David Harkin and Henry Borst, the Trustees of such plans. The Trustees will mail this Joint Proxy Statement/Prospectus and a voting instruction card to each participant in such plans. If a participant returns the voting instruction card, the shares allocated to such participant's account in a plan will be voted as instructed by the participant. Shares allocated to the accounts of plan participants who do not provide any voting instructions to the Trustees will be voted in the same proportions as the total numbers of shares for which plan participants provided voting instructions. For example, if the plan participants who returned voting instruction cards in the aggregate instructed the Trustees to vote 75% of the shares in their accounts in favor and 25% against a particular item, the Trustees would also vote the shares allocated to participants who did not return instruction cards 75% in favor and 25% against such item. Each share of Bozell Class B Common Stock entitles the holder thereof to one vote per share. The Bozell Class A Common Stock and the Bozell Class B Common Stock will vote together as a single class at the Bozell Special Meeting.

QUORUM

  The holders of a majority of the shares of Bozell Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the Bozell Special Meeting in order for a quorum to be present.

  Shares of Bozell Common Stock represented by proxies that are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum.
  In the event that a quorum is not present at the Bozell Special Meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.

PROXIES

  All shares of Bozell Common Stock represented by properly executed proxies that are received in time for the Bozell Special Meeting and have not been revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted in favor of approval and adoption of the Merger Agreement. In addition, the persons designated in such proxy will have discretion to vote on matters incident to the conduct of the Bozell Special Meeting. If Bozell proposes to adjourn the Bozell Special Meeting, the persons named in the enclosed proxy card will vote all shares for which they have voting authority in favor of such adjournment. Any proxy in the enclosed form may be revoked by the stockholder executing it at any time prior to its exercise by giving written notice thereof to Bozell, Jacobs, Kenyon & Eckhardt, Inc., 40 West 23rd Street, New York, New York 10010, Attention: Valentine J. Zammit, Chief Financial Officer of Bozell, by signing and returning a later-dated proxy or by voting in person at the Bozell Special Meeting. Attendance at the Bozell Special Meeting will not in and of itself constitute the revocation of a proxy.

SOLICITATION OF PROXIES

  Proxies are being solicited hereby on behalf of the Bozell Board. Pursuant to the Merger Agreement, the entire cost of proxy solicitation for the Bozell Special Meeting, including the reasonable expenses of brokers, fiduciaries and other nominees in forwarding solicitation material to beneficial owners, will be borne by Bozell, except that Bozell and True North will share equally all printing expenses and SEC filing fees. In addition to solicitation by mail, officers and regular employees of Bozell may solicit proxies personally or by telephone, facsimile transmission or otherwise. Such officers and regular employees will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. If undertaken, the expense of such solicitation would be nominal.

REQUIRED VOTE

  Assuming the presence of a quorum at the Bozell Special Meeting, approval and adoption of the Merger Agreement will require the affirmative vote of a majority of the voting power of the outstanding shares of Bozell Common Stock.

  An abstention with respect to the Merger Agreement will have the effect of a vote cast against the Merger Agreement. Any votes that are not cast by a broker holding shares as a nominee because such broker lacks discretionary authority to vote such shares will have the effect of votes cast against the Merger Agreement.

APPRAISAL RIGHTS

  Holders of Bozell Common Stock have the right to an appraisal of the fair value of their stock in lieu of conversion thereof into True North Common Stock in the Merger upon full compliance with Section 262 of the DGCL. A copy of this Section of the DGCL is attached hereto as Annex V. A vote in favor of approval and adoption of the Merger Agreement precludes the exercise of appraisal rights; an abstention, a failure to vote or a vote against the Merger Agreement neither waives the right to dissent nor constitutes notice of intent to exercise appraisal rights. See "APPRAISAL RIGHTS."

SHARE OWNERSHIP OF MANAGEMENT

  At the close of business on the Bozell Record Date, directors and executive officers of Bozell and their affiliates were the beneficial owners of an aggregate of 8,057,912 shares of Bozell Class B Common Stock (approximately 21.6% of the voting power of Bozell Common Stock then outstanding and eligible to vote), excluding 8,266,959 shares of Bozell Class A Common Stock (approximately 24.4% of the voting power of Bozell Common Stock then outstanding and eligible to vote) held by the Bozell Stock Bonus Plan and the Bozell Profit Sharing Plan, of which Valentine J. Zammit, a Bozell officer and director, is a co-trustee with shared power to vote such shares. Such shares include 13,122,434 shares of Bozell Class B Common Stock subject to the Bozell Stockholders Agreements. Bozell expects that all of such shares will be voted in favor of approval and adoption of the Merger Agreement without regard to whether such shares are subject to the Bozell Stockholders Agreements. See "STOCKHOLDERS AGREEMENTS."

                        PARTIES TO THE MERGER AGREEMENT

TRUE NORTH

  True North is a communications company which is the holding company for FCB and certain additional marketing services agencies or companies. True North's other operating units are TN Technologies Holdings, Inc. and True North Associated Communications Companies. TN Technologies Holdings, Inc. is a digital interactive marketing holding company for Modem Media Advertising Limited Partnership, RGA Interactive and Cf2GS. True North Associated Communications Companies are stand-alone companies specializing in marketing services. The companies include Wahlstrom, a yellow pages and directory advertising agency network with six offices; Tierney & Partners, the largest advertising agency in Philadelphia; Borders, Perrin & Norrander, a creative advertising agency in the Pacific Northwest; and Market Growth Resources, a sales promotion agency with a niche in retail-specific programs. True North is a Delaware corporation. Its principal executive offices are located at 101 East Erie Street, Chicago, Illinois 60611, and its telephone number is (312) 425-6500. For further information concerning True North, see "BUSINESS OF TRUE NORTH," "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

BOZELL

  Bozell and its subsidiaries are engaged primarily in offering full-service advertising and public relations services throughout the world. Bozell's services are delivered through eight divisions and thirty other operating units, which include Bozell Worldwide, Bozell Wellness Worldwide, Temerlin McClain, Poppe Tyson, Bozell

Sawyer Miller Group, BJK&E Media Group, McCracken Brooks and BJK&E Diversified Services. Bozell is a Delaware corporation. Its principal executive offices are located at 40 West 23rd Street, New York, New York 10010, and its telephone number is (212) 727-5000. For further information concerning Bozell, see "INFORMATION REGARDING BOZELL" and "BOZELL CONSOLIDATED FINANCIAL STATEMENTS."

CAC

  CAC was incorporated in Delaware on May 29, 1997 solely for the purpose of consummating the Merger and other transactions contemplated by the Merger Agreement. CAC has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 101 East Erie Street, Chicago, Illinois 60611, and its telephone number is (312) 425-6500.

                                  THE MERGER

  The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a conformed copy of which is attached hereto as Annex I and incorporated herein by reference.

GENERAL

  At the Effective Time of the Merger, CAC will be merged with and into Bozell, with Bozell continuing as the Surviving Corporation and a wholly-owned subsidiary of True North. As a result of the Merger, the separate corporate existence of CAC will cease, and pursuant to Section 259 of the DGCL, the Surviving Corporation will possess the assets and liabilities of CAC and Bozell by operation of law at the Effective Time.

  Subject to the terms and conditions of the Merger Agreement, each share of Bozell Common Stock outstanding immediately prior to the Effective Time (other than shares owned directly or indirectly by True North or Bozell, which will be cancelled) will be converted into 0.51 of a share of True North Common Stock, including the corresponding percentage of a True North Right. Cash will be paid in lieu of any fractional share of True North Common Stock. Notwithstanding the foregoing, holders of Bozell Common Stock have the right to an appraisal of the fair value of their stock in lieu of conversion thereof into True North Common Stock in the Merger upon full compliance with Section 262 of the DGCL. A vote in favor of the Merger Agreement precludes the exercise of the right of appraisal; an abstention, a failure to vote or a vote against the Merger Agreement neither waives the right of appraisal nor constitutes notice of intent to exercise such right. See "THE MERGER AGREEMENT--Conversion of Shares in the Merger," "--No Fractional Shares," "-- Conditions Precedent to the Merger" and "APPRAISAL RIGHTS."

  The Merger will become effective on the date of filing of a Certificate of Merger with the Secretary of State of the State of Delaware, which is anticipated to occur promptly after the approval of the Merger Agreement by the stockholders of True North and of Bozell and following the satisfaction or waiver of the conditions to the obligations of each of the parties to the Merger Agreement. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

BACKGROUND OF THE MERGER

  In December 1994, True North announced its new corporate name, "True North Communications Inc.," to replace its former name of "Foote, Cone & Belding Communications, Inc.," and the implementation of a new holding company structure designed to provide broad resources to multiple agency brands, including its flagship FCB agency. These changes reflected, among other things, an important strategic goal of True North to add a second global agency brand network to complement FCB.

  In February 1995, True North and Bozell entered into significant discussions regarding a possible acquisition of Bozell by True North. (Prior to that time, True North and Bozell had conducted preliminary discussions that had not become significant.) True North and Bozell entered into a confidentiality agreement dated April 11, 1995, and True North engaged Morgan Stanley as its financial advisor in connection with the possible transaction. During this period, Bozell retained Gregory & Hoenemeyer, Inc. ("Gregory & Hoenemeyer") to act as its financial advisor, and in July 1995, Bozell additionally retained Merrill Lynch to act as its financial advisor. Each of True North and Bozell arranged for the other to receive access to financial and other information regarding its business. During the spring and summer of 1995, numerous meetings and discussions occurred between senior officers of each of True North and Bozell relating to possible terms of a prospective transaction and related issues.

  On August 15, 1995, the Bozell Board met and reviewed the True North proposal regarding the potential combination. At this meeting the Bozell Board authorized further negotiations on the proposed terms.

  On August 16, 1995, the True North Board held a meeting at which True North management and Morgan Stanley presented a detailed review, on a preliminary basis, of a possible acquisition of Bozell. The members of the True North Board discussed the possible transaction at some length and determined that negotiations with Bozell should continue. The True North Board was not asked to, and did not, take any action on the matter at that time.

  Thereafter, in late 1995, all discussions and negotiations between True North and Bozell relating to a possible merger or acquisition transaction ended. True North and Bozell were unable to reach agreement regarding essential terms, including price and various operational issues.

  During the period from the spring of 1995 and continuing through the summer of 1996, True North approached, or was approached by, various other parties to discuss with varying degrees of seriousness potential significant acquisitions or combinations. Some of these expressions of interest resulted in meetings between senior officers of True North and other parties and their respective financial advisors. In connection with these discussions, True North entered into confidentiality agreements with certain of these other parties, and proprietary information was supplied and/or obtained by True North pursuant to such confidentiality agreements. True North's management generally kept the True North Board apprised of these developments. However, none of these potential transactions progressed to the stage of serious Board consideration. Publicis was among the parties which during this period expressed interest to True North in entering into merger discussions.

  On February 20, 1997, Charles D. Peebler, Jr., President and Chief Executive Officer of Bozell, attended a meeting at which both he and William A. Schreyer, then a member of the True North Board, were present. During a subsequent telephone conversation between Mr. Schreyer and Mr. Peebler on February 21, 1997, Mr. Peebler inquired whether True North might be interested in discussing the possibility of merging with Bozell. Mr. Schreyer believed that there might be interest in such discussions and referred Mr. Peebler to Louis E. Scott. Mr. Scott was at that time a member of the True North Board. On February 21, 1997, Mr. Peebler spoke with Mr. Scott by telephone and expressed Bozell's interest in pursuing merger negotiations with True North. Mr. Scott indicated that he would discuss Mr. Peebler's interest with other members of the True North Board in connection with a regularly scheduled True North Board meeting which was to take place in San Francisco the following week. On March 4, 1997, the Special Committee of the True North Board charged with, among other things, considering mergers and acquisitions (the "True North Special Committee") met in San Francisco. The topic of pursuing a merger with Bozell and other potential merger candidates was discussed. The True North Special Committee authorized management to enter into discussions with Bozell and other potential merger candidates.

  On March 6, 1997, Mr. Peebler telephoned Bruce Mason, Chairman and Chief Executive Officer of True North, to discuss the possibility of True North and Bozell engaging in discussions about a possible combination between the two companies. Mr. Peebler and Mr. Mason agreed that they should arrange a meeting on this matter, and a meeting between Mr. Mason and Mr. Peebler was held on March 18, 1997 in Chicago. At the meeting, Mr. Mason and Mr. Peebler agreed that they would contact their various outside financial and legal advisors and begin more serious discussions with respect to exploring a potential merger between True North and Bozell.

  On March 10, 1997 Bozell entered into a Confidentiality Agreement with Omnicom Group, Inc. ("Omnicom") and thereafter provided financial and operating information to Omnicom.

  On March 21, 1997, Mr. Mason and Theodore J. Theophilos, Executive Vice President and General Counsel of True North, met with True North's financial advisor, Morgan Stanley, to discuss resuming merger negotiations with Bozell and another potential merger candidate.

  During the week of March 24, 1997, Morgan Stanley had several telephone conversations with Bozell's financial advisors, Merrill Lynch and Gregory & Hoenemeyer. The financial advisors discussed the types of information which both would need to receive to further analyze a potential transaction. Some preliminary information was exchanged that week. During the week of March 31, 1997, the terms of reciprocal confidentiality agreements between Bozell and True North were negotiated; such agreements were executed on or about April 10, 1997. Such agreements provided, among other things, that each of True North and Bozell would supply the other with certain non-public information on a confidential basis. Such agreements also contained a "standstill" undertaking which prohibited each of True North and Bozell from taking certain actions, including the acquisition of any voting securities of the other, the commencement of any proxy solicitation with respect to the voting of the voting securities of the other or participation in a proposal for any extraordinary transaction with the other or its securities or assets.

  On April 8, 1997, Richard S. Braddock, another member of the True North Board, had a telephone conversation and a meeting with the chief executive officer of another potential merger candidate to discuss the possibility of a merger with True North. Shortly after this initial meeting, the other merger candidate concluded that it was unable to entertain merger discussions with True North at that time.

  On April 16, 1997, Mr. Theophilos, Dale F. Perona, Senior Vice President and Secretary of True North, and True North's financial, legal and accounting advisors met with Valentine J. Zammit, Vice Chairman and Chief Financial Officer of Bozell, other members of Mr. Zammit's staff, W. Grant Gregory, of Gregory & Hoenemeyer and a director of Bozell, representatives of Merrill Lynch and Bozell's legal and accounting advisors in New York. The purpose of the meeting was to discuss various business and legal issues relating to the possible business transaction. At this meeting, it was confirmed that the transaction should take the form of a tax-free stock-for-stock merger with a fixed exchange ratio to be accounted for as a pooling of interests. The parties also agreed to exchange additional financial and other information regarding the respective businesses in order to facilitate the prompt negotiation of an appropriate exchange ratio for the Merger.

  On April 18, 1997, Morgan Stanley met with members of True North's Finance Department to discuss and review information which Bozell would provide to True North, and on April 22, 1997, Morgan Stanley met with Mr. Mason to review financial information and to prepare a summary term sheet for the proposed transaction. On April 23, 1997, Morgan Stanley conducted a conference call with Merrill Lynch and Gregory & Hoenemeyer and presented to Merrill Lynch True North's proposed term sheet for the proposed merger.

  On May 1, 1997, a meeting occurred between various senior officers of Bozell and True North and their respective financial advisors in Chicago to further review information presented by True North preliminary to Bozell responding to True North's term sheet. On May 5, 1997, Bozell responded to True North's term sheet and provided a counterproposal.

  On May 7, 1997, Mr. Mason, accompanied by senior officers of True North and representatives of Morgan Stanley, met with Mr. Peebler, accompanied by senior officers of Bozell and representatives of Merrill Lynch, at Mr. Peebler's residence in New York. During the course of the meeting, the parties negotiated various terms of the proposed term sheets in an attempt to reach preliminary agreement concerning certain of such terms.

  On May 9, 1997, the True North Special Committee held a meeting at which True North's management reviewed with the Committee the status of the discussions with Bozell to date and presented a comprehensive briefing on a potential transaction with Bozell, including a preliminary range of potential price terms. Promptly after this meeting, in a series of telephone calls, Mr. Mason and Mr. Peebler, in consultation with various members of their respective Boards, came to tentative agreement upon the exchange ratio for the transaction.

  Also on May 9, 1997, True North and Morgan Stanley entered into a formal engagement letter pursuant to which Morgan Stanley agreed to provide financial advisory services to True North in connection with the possible transaction with Bozell.

  On May 16, 1997, outside legal counsel for True North circulated an initial draft of an Agreement and Plan of Merger providing for the stock-for-stock merger of a wholly-owned subsidiary of True North into Bozell. Between May 19 and 21, True North conducted legal due diligence at the offices of Bozell in Omaha, Nebraska. On May 20, 1997, the True North Special Committee met in Chicago to discuss the status of the negotiations with Bozell. The members discussed further details about the management structure of the potential combined company and operational issues. The True North Special Committee concluded that there were still significant issues to be addressed before action of the full True North Board would be sought. On May 22 and 23, 1997, officers of Bozell and their financial and accounting advisors met in Chicago with officers of True North and their financial and accounting advisors to conduct further negotiations and due diligence in connection with the transaction. The participants discussed issues including taxes, the status of implementation of the Publicis settlement, potential conditions to the mailing of a proxy statement/prospectus relating to the potential transaction, corporate goverance structure and employment agreements. On May 23, 1997, outside legal counsel for True North circulated a revised draft Merger Agreement, together with an initial draft of a form of stockholders agreement.

  On May 26 and 27, 1997, members of True North's Finance Department and its accounting advisors conducted further financial due diligence in Omaha, Nebraska with respect to Bozell. On May 27, 1997, representatives of True North's Finance Department and Morgan Stanley traveled to New York to conduct further due diligence in connection with the proposed transaction.

  In the evening of May 27, 1997, Mr. Peebler, accompanied by other senior officers of Bozell and its financial advisors, met in Chicago with Mr. Mason and other senior officers of True North and its legal and financial advisors to conduct further negotiations. On May 28, 1997, Mr. Mason met with Mr. Peebler and other senior officers of Bozell in New York to conduct further negotiations in connection with the proposed transaction. Simultaneously, on May 28, 1997, senior officers of Bozell met with senior officers of True North in Chicago to conduct further negotiations regarding the proposed transaction. In the evening of May 28, 1997, a telephone conversation was conducted involving Mr. Peebler in New York City and various senior officers of Bozell and True North in Chicago. A revised draft of the Merger Agreement was circulated on May 29, 1997.

  On May 29, 1997, the chief executive officer of a publicly held marketing services holding company (the "Other Interested Party") sent an unsolicited letter to Mr. Braddock expressing interest in seeking to negotiate the acquisition of True North in a stock-for-stock transaction at a specified preliminary purchase price. Mr. Braddock, who was traveling in Asia, informed True North's management about the letter.

  On two occasions during May 1997, Bozell received indications of interest from Omnicom to pursue a merger transaction with Bozell. In the third week of May a term sheet was sent by Omnicom to Bozell outlining the terms of a potential merger transaction. Merrill Lynch, at the request of Bozell, participated in the discussions with Omnicom. The Bozell Board carefully considered the terms provided by Omnicom and on May 30, 1997, the Bozell Board unanimously rejected Omnicom's expression of interest due to its financial inadequacy as well as operational considerations. Bozell then issued a press release announcing the Bozell Board's decision.

  On June 12, 1997, Mr. Mason met with a senior executive officer of a large global advertising agency to discuss whether there would be any interest in exploring a potential combination. At the conclusion of this meeting, it was determined that this other agency was not prepared to enter into meaningful discussions with True North at that time.

  On June 17, 1997, revised drafts of the Merger Agreement and form of stockholders agreement were circulated.

  On June 20, 1997, the True North Board met to discuss preliminarily two possible alternate business combinations, the first, the potential merger with Bozell, and the second, the unsolicited indication of interest from the Other Interested Party seeking an acquisition of True North. Prior to this meeting, the True North Board had received extensive briefing materials relating to the possible merger with Bozell. At the meeting, True North's legal counsel made a presentation to the True North Board concerning its fiduciary duties to True North stockholders in connection with consideration of any business combination. True North's management then presented an overview of the advertising industry, its major participants and the trend toward consolidation and agency ownership by "multibrand" holding companies. True North's management also presented information on Bozell, including information on Bozell's financial condition and performance, growth prospects, clients and potential client conflicts with True North (including a potential conflict relating to respective significant automobile industry clients); summarized the potential strategic benefits of and potential operating efficiencies that might result from a merger with Bozell; and briefed the True North Board on the interest of certain other companies in acquiring Bozell. Representatives of Morgan Stanley, also present at the meeting, discussed the major elements of the proposed Bozell merger as negotiated to date and the course of such negotiations; the then-current business and stock market environment and the then-current merger and acquisition environment for advertising firms; and Morgan Stanley's preliminary valuation analysis (with a final analysis pending completion of a comprehensive due diligence review).

  The True North Board then discussed various issues relating to the potential merger with Bozell, including potential restructuring charges and accounting issues, issues relating to the proposed governance structure of the combined entity and certain issues relating to potential conflicts between clients of Bozell and True North. The True North Board also discussed the expression of interest from the Other Interested Party to acquire True North and authorized True North's management to enter into preliminary discussions with the Other Interested Party relating to such interest. Nonetheless, the True North Board felt that the preliminary purchase price indicated by the Other Interested Party was not sufficiently attractive to break off True North's discussions relating to the potential Bozell merger.

  On June 23, 1997, the chief executive officer of the Other Interested Party sent another letter proposing a format for conducting discussions with senior officers of True North. After receiving this letter, Mr. Braddock contacted the Other Interested Party to set up a meeting.

  On June 26, 1997, Mr. Mason and Mr. Braddock met with the chief executive officer and the chief financial officer of the Other Interested Party to discuss such company's expression of interest in acquiring True North. On June 30, 1997, members of the True North Board were updated on the status of these discussions by conference telephone call. On July 1, 1997, True North received a letter from the chief executive officer of the Other Interested Party expressing a range for a tentative purchase price that exceeded its initial stated preliminary purchase price, but was subject to further due diligence. On July 2, 1997, True North and the Other Interested Party entered into a confidentiality agreement, and True North provided certain proprietary information to the Other Interested Party.

  On July 3 and 4, 1997, financial and legal advisors to the Other Interested Party conducted due diligence with respect to True North in Chicago at the offices of True North and its outside legal counsel. During the week of July 7, 1997, additional meetings and telephone conversations occurred between True North and the Other Interested Party. On July 7, 1997, a meeting was held addressing financial due diligence issues relating to True North, and on July 10, 1997, a meeting was held addressing due diligence with respect to the Other Interested Party.

  Separately, during the week of July 7, 1997, Mr. Theophilos of True North and Mr. Gregory had a series of telephone conversations to discuss a revised proposed management structure for a combined True North and Bozell. Other representatives of each of True North and Bozell, including Mr. Mason and Mr. Peebler, the respective chief executive officers, and the True North Compensation Committee, were kept apprised of these negotiations. In the last of these telephonic negotiations, Messrs. Theophilos and Gregory tentatively reached agreement in principle with respect to management structure.

  On July 11, 1997, Messrs. Mason and Peebler met in Chicago and, subject to the approval of their respective Boards, resolved all the remaining outstanding issues including management structure and corporate governance.

  On July 13, 1997, True North received a letter from the chief executive officer of the Other Interested Party indicating a reduction in the purchase price (back to the initial stated preliminary purchase price) that the Other Interested Party might be willing to offer for True North in a stock-for-stock transaction. This reduction in price was explained as being due primarily to inadequate synergies expected to result from the transaction. Also on July 13, 1997, Mr. Mason and certain other officers of True North and the chief executive officer, the chief financial officer and certain other officers of the Other Interested Party participated in a lengthy telephone conference call to discuss the revised offer.

  On July 14, 1997, the True North Board met again and was updated on the two possible strategic business combinations then under consideration. True North's management made a presentation on the Other Interested Party. Although the Other Interested Party was viewed as having strong financial performance, its final tentative offering price for True North was viewed as not overly attractive in comparison with the market price of True North Common Stock which might be achieved if a transaction with Bozell were announced and well-received by investors. (Subsequent to the announcement of the definitive agreement with Bozell, True North Common Stock has, in fact, traded for brief periods above the final tentative offering price from the Other Interested Party, and the last reported sale price of True North Common Stock on November 25, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, was above such final tentative offering price.) True North's management also briefed the True North Board on the status of negotiations with Bozell, including a revised proposed management structure in which Mr. Braddock would become non-executive Chairman, Mr. Mason would become Chief Executive Officer and Mr. Peebler would become President with responsibility for the True North Diversified Companies (as hereinafter defined). See "--Interests of Certain Persons in the Merger."

  The True North Board discussed the current international operations of True North, as recently enhanced by True North's acquisition of the Wilkens agencies in Europe and restructured in the settlement with Publicis, and the strategic goal of adding a second significant global agency brand network. (For a discussion of the restructuring of the European operations of True North formerly co-owned with Publicis, see "RISK FACTORS--Publicis Settlement," "Publicis Relationship" in True North's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, and True North's Current Reports on Form 8-K dated May 19, 1997 and June 25, 1997.) The True North Board analyzed the extent of Bozell's reliance on its largest client and the need for additional due diligence on this aspect of the proposed merger and on a potential conflict between this client and an existing client of True North. Representatives of Morgan Stanley, also present at the meeting, reported on the financial aspects of the proposed merger and indicated that, subject to satisfactory completion of due diligence with respect to Bozell's largest client and a review of definitive agreements, it would be prepared to issue a fairness opinion on such merger. After discussion, the True North Board decided not to pursue a possible transaction involving the acquisition of True North by the Other Interested Party based on a number of concerns, principally price, structure, timing and the possibility that Bozell may be unwilling to continue negotiations if True North were to pursue a possible transaction with another company at that time. The True North Board also determined to move forward with additional negotiations and due diligence relating to the proposed Bozell merger.

  On July 15, 1997, a revised draft of the Merger Agreement was circulated.

  Between July 17 and July 25, 1997, counsel for True North conducted supplementary legal due diligence with respect to Bozell, and during this period representatives of each of True North and Bozell and their respective advisors completed the negotiation of the Merger Agreement, and certain other transaction documents such as the Stockholders Agreements and schedules to the Merger Agreement. Financial due diligence was also completed during this period including updating financial information which had been previously furnished. On July 28, 1997, representatives of True North met with NML and, among other things, agreed to provide it registration rights with respect to shares of True North Common Stock that it would receive in the proposed merger in lieu of registration rights it then had with respect to Bozell Common Stock.

  Also during this period, Messrs. Theophilos and Gregory continued to negotiate specific issues with respect to management structure and had counsel for True North prepare initial drafts of the Employment Agreements. Then, with the assistance of counsel and at the direction of the True North Compensation Committee, Mr. Theophilos began negotiating the Employment Agreements with Mr. Mason (and his counsel), Mr. Peebler (and his counsel) and Mr. Braddock.

  On July 18, 1997, Mr. Mason and the True North Board received a letter from the Other Interested Party further elaborating on various financial issues relating to synergies that caused the reduction in the price for its tentative offer to purchase True North. The letter also noted concerns about the financial aspects of a prospective unwinding of True North's investment in Publicis.

  On July 29, 1997, representatives of True North met with senior executives of Bozell's largest client, an automobile manufacturer, to discuss its views on a merger involving True North and Bozell and potential client conflicts. Also on July 29, 1997, the True North Compensation Committee met to review proposed compensation arrangements under the Employment Agreements contemplated by the proposed post-merger management structure.

  On July 30, 1997, the True North Board met for several hours to again evaluate the proposed merger with Bozell. True North's legal counsel again briefed the directors on their fiduciary duties to True North stockholders in connection with consideration of a business combination. The True North Board reviewed an unsolicited letter which had been received on July 28, 1997 from a publicly held marketing services holding company other than the Other Interested Party and, because the letter was very vague and expressed no indication of favorable terms for a possible acquisition of True North, determined not to pursue it. True North's management advised the True North Board about its meeting the previous day with executives of Bozell's largest client and indicated its belief that Bozell's client relationship with such client would likely continue should True North's proposed acquisition of Bozell occur, subject to True North withdrawing from its relationship with a significant True North client in the automobile industry upon completion of the advertising campaign currently under development. True North's management then presented detailed reports on the results of due diligence performed as to Bozell and on certain financial information relating to True North and Bozell. The Board reviewed a draft written opinion from Morgan Stanley that, as of that date, based upon the procedures and subject to specified assumptions set forth therein, the Exchange Ratio was fair to True North from a financial point of view. See "--Opinion of True North's Financial Advisor." Representatives of Morgan Stanley present at the meeting presented a financial analysis of the proposed transaction, including the possibility of a restructuring charge, and described the basis for its opinion and the procedures performed in reaching such opinion.

  The True North Board, with the assistance of legal counsel for True North, reviewed the material terms of the proposed business combination, including the more important provisions of the proposed Merger Agreement (copies of which had been supplied to them prior to the meeting) and the proposed governance structure for the combined entity. The True North Board then met in executive session to discuss the proposed Employment Agreements between True North and each of Messrs. Braddock, Mason and Peebler. After careful consideration of all matters, including True North's due diligence investigation of Bozell, the material terms of the Merger Agreement, the Stockholders Agreements and Employment Agreements and Morgan Stanley's fairness opinion, the True North Board (with one director, the Publicis Designee, dissenting) approved the Merger Agreement and the Merger, the Bozell Stockholders Agreements, the Employment Agreements, the Registration Rights Agreement, the Share Issuance and the Charter Amendment, subject to True North's management negotiating certain additional terms of certain of the Employment Agreements. See "--True North's Reasons for the Merger; Recommendation of its Board of Directors." The True North Board also approved (with the Publicis Designee dissenting) the nomination of each person named under "ELECTION OF DIRECTORS OF TRUE NORTH" to serve as a member of the True North Board effective as of the Effective Date. In casting his dissenting vote with respect to the foregoing actions, the Publicis Designee stated that his opposition was based on the following factors: (i) concern over the management structure of the merged entities and
(ii) that, notwithstanding the fairness of the Merger to True North from a financial point of view (as addressed in the written opinion of Morgan Stanley), he believed that True North would be paying too much for Bozell.

  Early in the morning on July 31, 1997, after successfully completing negotiation of the Employment Agreements as directed by the True North Board, the Merger Agreement, the True North Stockholders Agreements, the Bozell Stockholders Agreements, the Employment Agreements and the Registration Rights Agreement were executed and delivered. Later that day, a press release was issued by True North announcing the transaction.

  Publicis Offer. On November 10, 1997, each member of the True North Board received an unsolicited letter from Maurice Levy, President of Publicis S.A., the controlling shareholder of Publicis. The complete text of the letter is set forth below. The Publicis letter states that Publicis intends to oppose and vote against the Merger because, in Mr. Levy's view, the Merger would not be strategically advantegeous to True North and the price to be paid for Bozell is excessive. Mr. Levy further stated his belief that a combination between Publicis and True North would provide strategic benefits to True North by expanding its presence globally. Mr. Levy indicated that Publicis was prepared to propose a business combination between Publicis and True North in which each outstanding share of True North would be valued at $28.00 in an unspecified combination of cash and stock of an unspecified issuer. No further details of the proposed business combination are contained in the letter. Publicis requested that the True North Board meet with its representatives to discuss further details of its proposal.

  On November 12, 1997 the True North Board met and discussed the November 10, 1997 letter. Also present at the meeting were True North's legal counsel, Sidley & Austin, and True North's financial advisors, Morgan Stanley. Sidley & Austin discussed with the members of the True North Board their fiduciary duties and reviewed the relevant provisions of the Merger Agreement. The True North Board was advised that the directors were not obligated by their fiduciary duties imposed under applicable laws to meet with Publicis. Sidley & Austin also reviewed with the True North Board the terms of the Merger Agreement providing in effect that True North is prohibited contractually from directly or indirectly engaging in discussions or negotiations relating to a potential takeover proposal unless the True North Board determines in its good faith judgment that such takeover proposal is bona fide and may ultimately result in an offer more favorable to the stockholders of True North than the Merger and in which the sole consideration to be received by True North's stockholders would be common stock of a widely held public company. Morgan Stanley then reviewed with the True North Board the financial terms of the Merger in light of most recent available financial information.

  The True North Board, after discussing the issues at length, reaffirmed its view that the Merger with Bozell presents the best strategic course of action for True North and its stockholders and concluded that Mr. Levy's letter did not constitute a Superior Parent Takeover Proposal within the meaning of the Merger Agreement (see "THE MERGER AGREEMENT--No Solicitation"). The True North Board took into consideration the fact that the recently dissolved European joint venture between True North and Publicis had led to many contentious disputes and an arbitration proceeding between the parties. The True North Board believed that it would be unrealistic to ignore the long-standing difficulties between True North and Publicis which (if they were to persist) could adversely affect the ultimate value of the entities proposed to be combined and that any such combination could cause significant fallout of key clients and key employees. Finally, the True North Board noted that the indicated value to True North stockholders of Publicis' cash and stock offer did not appear to be materially superior to the proposal that True North had received from the Other Interested Party in July 1997, which it had rejected. Accordingly, the True North Board unanimously (with the Publicis Designee recusing himself and one director absent due to illness) determined not to enter into discussions with Publicis on the matters addressed in Mr. Levy's letter. Publicis was notified of this determination by letter dated November 17, 1997 from Mr. Mason and Mr. Braddock and Mr. Levy.

  In keeping with its standard practice, Morgan Stanley has not formally updated its fairness opinion in connection with consideration of the Publicis proposal. However, Morgan Stanley has remained closely involved with both True North and the Merger and, at the November 12, 1997 meeting of the True North Board, Morgan Stanley confirmed that it would have no basis for modifying or withdrawing the opinion which it previously rendered. Whether or not the investment bankers' fairness opinions would be updated as a closing or other condition to consummation of the Merger was specifically discussed as part of the Merger Agreement negotiations, and the parties agreed that there would be no such requirement.

  Since receiving the November 10, 1997 letter, True North has not received any further correspondence from and has not had any conversations with Publicis with respect to the terms of its offer. On November 26, 1997, an article was published in The Wall Street Journal in which it is reported that S.C. Johnson, True North's largest client, sent a letter to Mr. Levy stating that "[i]f Publicis takes over FCB, we will immediately begin to look for a new agency." The possibility that key clients of True North might question a potential business combination between True North and Publicis was one of the concerns expressed by the True North Board at its November 12, 1997 meeting.

  The text of Mr. Levy's letter to each member of the True North Board is as follows:

  Board of Directors                                     November 10, 1997
  True North Communications
  101 East Erie Street
  Chicago, IL 60611
  USA

  Members of the Board:

    Publicis was disappointed in August when we learned of True North's agreement to merge with Bozell. Publicis believes that True North's transaction with Bozell is contrary to the best interests of True North's stockholders, of which Publicis is by far the largest with 18.5% of True North's common stock. The acquisition does not solve True North's fundamental strategic weakness, which has been its failure to establish a global presence. Bozell is primarily U.S.-based business with a weak international presence, and Publicis believes that its acquisition by True North will compound, rather than solve, True North's strategic weaknesses. As global marketers have increasingly demanded worldwide coverage, True North has continued to focus on its U.S. business and as a result, we believe that True North now finds itself at a significant competitive disadvantage. In short, True North's proposed acquisition of Bozell does nothing to solve these problems, and we believe (based on the limited information that has been made available to date) that the price to be paid for Bozell significantly exceeds the value of Bozell's business. For these reasons, Publicis intends to oppose and vote against the merger of Bozell and True North.

    As many of you know, Publicis has for some time believed that a combination of Publicis Communication's business with those of True North would create a powerful global presence with tremendous opportunities for growth. In November 1995, I made a presentation to the Board of True North in which the significant benefits of combining our two networks were clearly outlined. We at Publicis continue to believe that a merger between Publicis Communication and True North is in the best interests of both True North's and Publicis' stockholders and their respective clients and employees.

    Merging our two companies' networks would create a combined entity with a very strong and creative presence in most of the world's significant markets, enabling us to deliver a complete range of services to global clients. Combining Publicis Communication and True North solves True North's fundamental strategic weakness by adding a strong international network which is a market leader in Europe. Although our two companies have had disagreements in the past, the mutual interests of our respective stockholders require us to put those differences aside and to work together to maximize the values that can be achieved by combining True North's and Publicis Communication's business.

    After considering our options and reviewing the information that is available to us, we have concluded that the strategic advantages of a Publicis Communication/True North combination are too compelling for Publicis to ignore. Accordingly, I am writing to inform you that Publicis is prepared to propose a business combination between Publicis Communication and True North in which each outstanding share of True North would be valued at US$28. Publicis is prepared to discuss with True North and its representatives the details of our proposal, including the cash and stock components of our US$28 valuation. We are ready to meet with the Board and its advisors to present our plans and to discuss transaction structures which maximize value for both True North's and Publicis' stockholders.

    As I have repeatedly indicated to this Board and to senior management of True North, a combination of Publicis Communication and True North would be a strategically perfect fit. The two companies would represent a worldwide structure, better able to serve current clients and ideally positioned to offer the full range of services that today's global marketers expect. Publicis is prepared to discuss with you as soon as possible business combination transactions which would, we believe, create significantly greater short- and long-term value for True North's stockholders than your current merger with Bozell. We are prepared to leave our past disagreements behind us in order to pursue this opportunity, and we urge you to do the same for the benefit of the stockholders of both of our companies.

    We hope that you will view our proposal as we do--a unique opportunity for the stockholders of True North to maximize the value of their shares. The strategic benefits of the combination are undeniable and, we believe, far superior to the Bozell transaction which ignores the strategic imperatives of our respective businesses. We would be willing to meet with you and your advisors at your earliest convenience to discuss our proposal and to answer any questions you may have. Our preferred course would be to negotiate a transaction that can be presented to our respective stockholders and clients as the amicable and joint efforts of Publicis, True North and each of the companies' Boards of Directors and senior management.

    I hope that each of you will give our proposal serious consideration, and look forward to your reply. We stand ready to meet with the Board to present our plans.

                                          Very truly yours,

                                          Maurice Levy

  Mr. Levy's letter was publicly disclosed in a press release issued by Publicis on November 17, 1997 and by an amendment to the Schedule 13D filed by Publicis with the Commission on November 18, 1997 with respect to Publicis' investment in True North.

  True North responded to Mr. Levy's letter with a letter which read as follows:

                                                       November 17, 1997

  Mr. Maurice Levy
  Publicis
  133 Champs-Elysees
  75008 Paris
  France

  Dear Maurice:

    The Board of Directors of True North considered your unsolicited letter dated November 10, 1997 at our regularly scheduled board meeting held on November 12. Your letter was discussed at length and the Board had the benefit of counsel from its legal and financial advisors-- Sidley & Austin and Morgan Stanley. We have been asked by the Board to respond to your letter.

    The Board unanimously (with Ali Wambold, your Publicis designee, recusing himself and Mike Murphy absent due to illness) resolved to decline your invitation to meet to discuss the transaction which you are prepared to propose. Among other things:

  . The Board reaffirmed its desire to pursue the pending merger transaction with BJK&E (Bozell) because we feel it is in the best interests of our shareholders.

  . As best as the Board can understand the financial terms of your letter, they are not materially different from other strategic alternatives which the Board has explicitly considered and turned down in the past.

  . The Board believes it is unrealistic to ignore a decade of difficulties between our two companies, which (if they were to persist) would directly and adversely affect the value of any combination you propose, and further believes any such combination could cause significant fallout of key clients and key employees.

  . The Board concluded after being advised by counsel that your letter does not provide a basis which would allow us, in keeping with our contractual obligations to Bozell, to engage in discussions.

  . The Board has been advised that your letter stating that you are prepared to make a proposal would require significant discussion and time to define and execute, thereby significantly jeopardizing our timetable for other considerations.

    The Board remains committed to the Bozell deal and must point out that our progress in moving toward closing it is being delayed by lack of responsiveness from Publicis in providing the information it is contractually required to provide for our SEC filing. While Publicis is obviously free to vote in any manner it chooses, we urge that it carefully, fully and promptly comply with its obligations under the May 19, 1997 Agreement wherein it promised to take reasonably requested action in support of a True North acquisition. We believe that, when Publicis reviews the information contained in the proxy statement, it will ultimately conclude that the True North/Bozell transaction will benefit the existing stockholders.

                                          Very truly yours,

                                          Bruce Mason

                                          Rick Braddock

  True North's response was disclosed in a press release issued by True North on November 17, 1997 and by the filing by True North of a Form 8-K on November 18, 1997.

  The phrase "significantly jeopardizing our timetable for other considerations" contained in the final bullet point in True North's letter set forth above addresses the fact that the Merger Agreement may be terminated by either True North or Bozell if the Merger has not been effected on or prior to December 31, 1997 and the concern of the True North Board that, if discussions with Publicis were commenced so near to such date, the Merger Agreement with Bozell might become subject to termination before a possible transaction with Publicis could be negotiated or completed. See "THE MERGER AGREEMENT-- Termination."

TRUE NORTH'S REASONS FOR THE MERGER; RECOMMENDATION OF ITS BOARD OF DIRECTORS

  The True North Board, with one director dissenting, has determined that the Merger Agreement and the Merger, the Share Issuance and the Charter Amendment are advisable and fair to and in the best interests of the stockholders of True North and has approved the Merger Agreement, the Share Issuance and the Charter Amendment. The True North Board recommends that the stockholders of True North vote in favor of the Merger Agreement and the Merger, the Share Issuance and the Charter Amendment at the True North Special Meeting. The True North Board has also approved and recommends, with one director dissenting, a vote for each person nominated by the True North Board to serve as a member of the True North Board in connection with the

Election of Directors. For a discussion of the reasons why one director of True North, the Publicis Designee, voted against the Merger, see "THE MERGER-- Background of the Merger."

  The True North Board believes that the Merger represents an opportunity to achieve a long-stated objective of True North of acquiring a second global agency brand network to complement its FCB brand and to better compete for worldwide accounts of global advertising clients. The True North Board further believes that Bozell's strong financial results, respected and capable management, and compatible approach to client service and stockholder value make it a particularly appealing acquisition candidate. The Merger would also strengthen True North's position in interactive digital technology by adding Bozell's Poppe Tyson, Inc., an interactive marketing communications firm, to True North's TN Technologies unit specializing in interactive communications which includes Modem Media and R/GA Interactive. As part of the Merger, True North would also acquire another respected U.S. agency, Temerlin McClain, and the U.S. public relations firm Bozell Sawyer Miller Group. The Merger would also better establish True North in the important and growing areas of integrated marketing services, healthcare advertising and sales promotion operations and would give True North significantly increased market presence in the important area of media buying.

  The True North Board believes that the Merger should produce improved stockholder value by better leveraging True North's existing corporate structure and spreading it over a larger base. This structure is designed to free local agency management from administration of media buying and back office support functions and give them leading edge technology so they can devote their full energy and creativity to growing clients' businesses. Leveraging this structure is expected to reduce costs and increase profitability of the combined enterprise. The True North Board believes that the Merger would result in a more diversified communications holding company that would own two major, globally recognized agency brand networks each having a strong market position. In brief, the True North Board believes that the Merger would create not only a combined entity bigger and stronger than either True North or Bozell on a stand-alone basis, but also an enterprise positioned to compete more effectively for multi-national advertising clients on both a strategic and financial basis.

  It is anticipated, based upon Bozell's anticipated net income for 1998, that the Merger will be accretive to True North's results of operations for 1998 and subsequent years.

  For the foregoing reasons, the True North Board believes that the terms and conditions of the Merger Agreement are in the best interests of True North and its stockholders. In reaching its conclusion, the True North Board considered, among other things: (i) the judgment, advice and analyses of its management;
(ii) the judgment and advice of, and the analyses prepared by, Morgan Stanley;
(iii) the financial condition, results of operations and cash flows of True North and Bozell, both on an historical and a prospective basis; (iv) the results of due diligence investigations, including a report on a meeting with a major client of Bozell, and the expected loss of a significant automobile industry client of True North as a result of a client conflict; (v) the rapid consolidation and increasing worldwide competition in the advertising services industry and the need to anticipate and best position True North in light of industry trends; (vi) the expectation that the Merger will provide revenue growth opportunities based on the combined company's leadership in many of its markets, its productivity and its brand names; (vii) the synergies, cost reductions and operating efficiencies that should become available to the combined enterprise as a result of the Merger, as well as the many management challenges associated with successfully integrating two sizeable businesses;
(viii) the express terms and conditions of the Merger Agreement and the course of negotiations thereof, including provisions permitting termination (subject to the payment of a break-up fee) in certain circumstances if True North receives a Superior Parent Takeover Proposal, which were viewed as providing an equitable basis for the Merger from the standpoint of True North, and the determination that such terms and conditions were consistent with True North's long-term strategy of enhancing stockholder value with external expansion through selective acquisitions; (ix) the express terms and conditions of the Employment Agreements, which, together with the Merger Agreement, including the proposed Board of Directors and management structure, were deemed to provide benefits to the combined enterprise commensurate with the costs thereto, and the recommendation of the True North Compensation Committee with respect to the Employment Agreements; (x) the express terms and conditions of the Stockholders Agreements, as well as the potential impact of these agreements on potential transactions with any other interested parties; (xi) the tax effects of the Merger on True North; (xii) the significant worldwide enhancement of the market position of the combined enterprise; (xiii) the ability to consummate the Merger as a pooling of interests under GAAP; (xiv) the opportunity for subsequent business combinations, as well as the effect thereon of potential client conflicts; (xv) the personal familiarity of the members of the True North Board with Bozell and with the advertising industry; and (xvi) the active and direct involvement of the True North Board and the True North Special Committee in this transaction, including the consideration of these factors and alternative transactions at more than seven meetings since March 1997 and the direct participation in negotiations by an outside True North director.

  The foregoing discussion of the information and factors considered and given weight by the True North Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the True North Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the True North Board may have given different weights to different factors.

THE TRUE NORTH BOARD RECOMMENDS, WITH ONE DIRECTOR DISSENTING, THAT THE HOLDERS
    OF TRUE NORTH COMMON STOCK VOTE IN FAVOR OF THE MERGER AGREEMENT AND THE MERGER, THE SHARE ISSUANCE AND THE CHARTER AMENDMENT AND FOR THE ELECTION OF
                         DIRECTORS AS DESCRIBED HEREIN.

For a discussion of the reasons why one director of True North, the Publicis Designee, voted against the Merger, see "THE MERGER--Background of the Merger."

OPINION OF TRUE NORTH'S FINANCIAL ADVISOR

  In May 1997, True North retained Morgan Stanley to act as its financial advisor in connection with the potential combination with Bozell. At the July 30, 1997 meeting of the True North Board, Morgan Stanley rendered to the True North Board an oral opinion that, as of such date and based upon and subject to the various considerations set forth in its opinion, the Exchange Ratio was fair from a financial point of view to True North. Morgan Stanley subsequently confirmed its oral opinion by delivery to True North on August 1, 1997 of its written opinion dated as of July 30, 1997.

  THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY DATED JULY 30, 1997, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE SCOPE OF REVIEW BY MORGAN STANLEY IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX II TO THIS PROXY STATEMENT/PROSPECTUS. MORGAN STANLEY'S OPINION IS DIRECTED TO THE TRUE NORTH BOARD AND THE FAIRNESS OF THE EXCHANGE RATIO TO TRUE NORTH FROM A FINANCIAL POINT OF VIEW AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER NOR DOES IT CONSTITUTE A RECOMMENDATION AS TO HOW THE STOCKHOLDERS OF TRUE NORTH SHOULD VOTE AT THE TRUE NORTH SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. HOLDERS OF TRUE NORTH COMMON STOCK ARE URGED TO, AND SHOULD, READ MORGAN STANLEY'S OPINION CAREFULLY AND IN ITS ENTIRETY.

  In rendering its opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of Bozell and True North, respectively; (ii) reviewed certain internal financial statements and other financial and operating data concerning Bozell and True North prepared by the managements of Bozell and True North, respectively; (iii) analyzed certain financial projections for Bozell and True North prepared by the managements of Bozell and True North, respectively; (iv) discussed the past and current operations and financial condition and the prospects of Bozell and True North with senior executives of Bozell and True North, respectively; (v) reviewed the pro forma impact of the Merger on True North's earnings per share and consolidated capitalization; (vi) reviewed the reported prices and trading activity for the True North Common Stock; (vii) compared the financial performance of Bozell and True North and the prices and trading activity of True North Common Stock with that of certain other comparable publicly-traded companies and their securities; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (ix) discussed with senior executives of Bozell and True North their views of the strategic rationale for the Merger and their estimates of the synergies and the cost savings and other benefits expected to be derived from the Merger; (x) participated in discussions and negotiations among representatives of Bozell and True North and their financial and legal advisors; (xi) reviewed the Merger Agreement and certain related documents; (xii) considered the due diligence report by management of True North in connection with its meeting with Bozell's largest client account; and (xiii) performed such other analyses and considered such other factors as it deemed appropriate.

  In rendering its July 30, 1997 opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by True North and Bozell for the purposes of its opinion. With respect to the financial projections, including synergies and other benefits expected to be derived from the Merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performances of True North and Bozell, respectively. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of True North and Bozell, nor was Morgan Stanley furnished with any such appraisals. In addition, Morgan Stanley assumed the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Morgan Stanley's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, July 30, 1997.

  The following is a brief summary of certain analyses performed by Morgan Stanley in connection with the rendering of its July 30, 1997 opinion.

  True North Common Stock Performance. Morgan Stanley's analysis of the True North Common Stock performance consisted of an historical analysis of closing prices and trading volumes from January 1, 1995 to July 29, 1997. During this period, based on closing prices on the NYSE, the True North Common Stock achieved a high of $27.00 per share and a low of $15.75 per share. The True North Common Stock closed at a price of $22.56 per share on July 29, 1997.

  Comparable Company Analysis. Comparable company analysis examines a company's trading performance relative to a group of publicly traded peers. Morgan Stanley performed a comparable public company trading analysis pursuant to which it compared certain publicly available financial and operating data, projections of future financial performance and market statistics (based upon closing stock prices on July 29, 1997) of Grey Advertising, Interpublic Group, Omnicom and WPP Group PLC (collectively, the "Selected Comparable Companies"). Historical financial information used in connection with the ratios provided below with respect to the Selected Comparable Companies was as of the date of the most recent financial statements publicly available for each company. Morgan Stanley compared (i) the closing stock prices as a multiple of estimated 1997 and 1998 earnings per share ("EPS") and (ii) the aggregate value (consisting of market capitalization plus total debt less cash and marketable securities) as a multiple of estimated 1997 earnings before interest, taxes, depreciation and amortization ("EBITDA") (provided by analyst research, Value Line, Morgan Stanley research and management of True North) and earnings before interest and taxes ("EBIT") (provided by analyst research, Value Line, Morgan Stanley research and management of True North). EPS estimates for the Selected Comparable Companies were estimates provided by Institutional Brokers Estimates System ("IBES") and First Call Research Network.

  For the Selected Comparable Companies, such analysis indicated: (i) median price to estimated 1997 EPS multiple of 22.7x, (ii) median price to estimated 1998 EPS multiple of 19.9x, (iii) median aggregate value to estimated 1997 EBITDA multiple of 10.0x and (iv) median aggregate value to estimated 1997 EBIT multiple of 12.5x. Using the financial information and forecasts provided by management of Bozell and True North, Morgan Stanley derived an implied equity value range of Bozell upon application of the financial multiples from the Selected Comparable Companies. This analysis indicated that the implied equity value of Bozell ranged from $420 to $520 million.

  No company utilized as a comparison in the comparable companies analysis is identical to Bozell. In evaluating the Selected Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bozell, such as the impact of competition on Bozell and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Bozell or the industry or in the financial markets in general.

  Comparable Transaction Analysis. Using publicly available information, Morgan Stanley performed an analysis of selected transactions (collectively, the "Bozell Comparable Transactions") from 1986 to 1997 and for each transaction calculated the aggregate value as a multiple of last twelve months' revenues, EBITDA and EBIT. Such analysis indicated that the aggregate value as a multiple of last twelve months' revenues, EBITDA and EBIT, respectively, ranged from (i) 0.9x to 1.1x, (ii) 8.0x to 10.0x and (iii) 11.0x to 13.0x. Using the financial information and forecasts provided by management of True North and Bozell, Morgan Stanley derived an implied equity value range for Bozell upon application of the financial multiples from the Bozell Comparable Transactions. This analysis indicated that the implied equity value of Bozell ranged from $470 to $570 million.

  No transaction utilized as a comparison in the comparable transaction is identical to the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bozell, such as the impact of competition on Bozell and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Bozell or the industry or in the financial markets in general. Mathematical analysis (such as determining the average of median) is not in itself a meaningful method of using comparable transaction data.

  Discounted Cash Flow Analysis. Morgan Stanley conducted a discounted cash flow analysis of Bozell for the fiscal years ended 1997 through 2006 to estimate the present value of the stand-alone unlevered free cash flows that Bozell is expected to generate if Bozell performs in accordance with scenarios based upon certain financial forecasts. The discounted cash flow analysis for Bozell was based upon certain discussions with management of Bozell as well as upon certain financial forecasts prepared by management of Bozell. Unlevered free cash flows of Bozell were calculated as net income plus depreciation and amortization plus deferred tax plus minority interest plus other noncash expenses plus after-tax net interest expense less investment in working capital less capital expenditures less other noncash income. Morgan Stanley calculated terminal values for Bozell by applying a range of EBITDA multiples of 6.0x to 7.0x, EBIT multiples of 7.0x to 9.0x and perpetual growth rates to the free cash flow in fiscal year 2006 of 1.0% to 3.0% representing estimated long-term growth rates of free cash flow. The unlevered free cash flow streams and terminal values were then discounted to the present using a range of discount rates from 11.0% to 12.0%. The discount rate ranges were selected based upon a weighted average cost of capital analysis of Bozell. Using the financial information and forecasts for Bozell provided by management of Bozell, Morgan Stanley derived an implied equity value range for Bozell. This analysis, which does not consider any benefits derived from combining True North and Bozell, indicated that the implied equity value of Bozell ranged from $465 to $515 million.

  Pro Forma Analysis of the Merger. Morgan Stanley analyzed certain pro forma effects of the Merger based upon the Exchange Ratio, including the impact of the Merger on the EPS of True North in fiscal years 1997 through 1999. Such analysis was based on earnings estimates and base synergies projections provided by the managements of Bozell and True North for the fiscal years ended 1997 though 1999. Morgan Stanley observed that, if the Merger were treated as a pooling-of-interests for accounting purposes and if Bozell and True North estimated synergies were realized, the issuance of the True North Common Stock in the Merger would have an accretive effect on pro forma earnings per share to True North of approximately 6.2% in fiscal year 1998 and 10.6% in fiscal year 1999.

  Summary Contribution Analysis. Morgan Stanley analyzed and compared the respective historical and projected contribution of gross income and net income for Bozell and True North in 1996, 1997 and 1998. The analysis indicated that True North would contribute 49.8%, 53.9% and 55.0%, in 1996, 1997 and 1998, respectively, to combined gross income and 60.5%, 58.1% and 56.2%, in 1996, 1997 and 1998, respectively, to combined net income.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at this opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portions of Morgan Stanley's analyses, without consideration of all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Bozell.

  In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of True North or Bozell. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Stanley's analysis of the fairness of the Exchange Ratio from financial point of view to True North and were provided to the True North Board in connection with the delivery of the Morgan Stanley written opinion. The analyses do not purport to be appraisals or to reflect the prices at which True North Common Stock might actually be sold. In addition, as described above, the Morgan Stanley opinion and presentation to the True North Board were among the many factors taken into consideration by the True North Board in making its determination to approve the Merger.

  True North retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and financial advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley is a full-service provider of securities trading and brokerage activities, as well as investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the account of customers, in securities of True North. In the past, Morgan Stanley and its affiliates have provided financial advisory services to True North and have received customary fees for the rendering of these services.

  Financial Advisor Fees. Pursuant to a letter agreement dated as of May 9, 1997, True North has agreed to pay Morgan Stanley (i) an advisory fee estimated to be between $150,000 and $250,000 in the event the Merger is not consummated;
(ii) an exposure fee of $1,000,000 payable under certain circumstances and
(iii) a transaction fee, upon consummation of the Merger, currently estimated at $3.5 million (against which any fees mentioned in clauses (i) and (ii) of this sentence would be credited). In addition to the foregoing compensation, True North has agreed to reimburse Morgan Stanley for its expenses, including reasonable fees and expenses of its counsel, and to indemnify Morgan Stanley for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws.

BOZELL'S REASONS FOR THE MERGER; RECOMMENDATION OF ITS BOARD OF DIRECTORS

  The Bozell Board met on May 16, 1997 to receive a report on the possible transaction with True North from management of Bozell, Bozell's financial advisors, Merrill Lynch and Gregory & Hoenemeyer, and legal advisors. At three subsequent meetings of the Board held on May 30, 1997, June 25, 1997, and July 30, 1997, the Bozell Board met with its financial advisors and legal advisors to review the business, financial condition and prospects of Bozell, the terms and conditions of True North's proposal with respect to the possible transaction with Bozell (the "Proposal") and various matters related thereto, including reports by Merrill Lynch on the financial condition and performance, strategic alternatives and potential value of Bozell. Based on the proposed terms of the draft Merger Agreement presented to the Bozell Board on July 30, 1997 and after receiving advice from management of Bozell, its financial advisors and its legal advisors, the Bozell Board unanimously determined that the Proposal and Merger Agreement are fair to, and in the best interest of, the stockholders of Bozell. The Bozell Board then recommended that stockholders of Bozell approve the Merger Agreement and the Merger. The Bozell Board recommends that stockholders vote "FOR" approval and adoption of the Merger Agreement.

  In reaching its determination and recommendations described in the preceding paragraph, the Bozell Board considered a number of factors, including the following: (i) the terms and conditions of the Proposal and the Merger Agreement and the course of negotiations thereof; (ii) the directors' knowledge of Bozell's business, considering its operating, financial, strategic and marketplace strength and the opportunity a merger with True North would create to leverage its strengths to enhance stockholder value; (iii) the Bozell Board's belief, based on the indications of interest from other companies with which Bozell had discussions during the past two years concerning possible business combinations, together with its view that a merger with Bozell would be particularly attractive to True North and that a proposal that could provide greater value to holders of Bozell Common Stock than the Merger would not be forthcoming; (iv) the presentations of Bozell's financial advisor, Merrill Lynch, at the Bozell Board meetings held on May 16, 1997 and July 30, 1997 and the Merrill Lynch Opinion that, as of the date of the Merrill Lynch Opinion and based upon and subject to the assumptions, limitations and other matters set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of shares of Bozell Common Stock; (v) that the Merger Agreement permitted Bozell to terminate the Merger Agreement (subject to the payment of a break-up fee) if the Board reasonably determined that a proposal or offer by a third party constitutes a Superior Company Takeover Proposal; and (vi) the Bozell Board's determination that, pursuant to the Merger Agreement, there was a substantial likelihood that the transaction will be completed.

  The Bozell Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it.

THE BOZELL BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF BOZELL VOTE IN
  FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AT THE BOZELL SPECIAL
                                    MEETING.

OPINION OF BOZELL'S FINANCIAL ADVISOR

  Bozell retained Merrill Lynch to act as its financial advisor in connection with the Merger. On May 16, 1997, Merrill Lynch presented to the Bozell Board certain financial analyses related to the Merger (the "May 16, 1997 Presentation"). On July 30, 1997, Merrill Lynch presented to the Bozell Board updated financial analyses related to the Merger (the "July 30, 1997 Presentation") and delivered to the Bozell Board the Merrill Lynch Opinion that, as of such date and based upon and subject to the assumptions, limitations and other matters set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of shares of Bozell Common Stock.

  THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS ANNEX III TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE BOZELL BOARD FOR ITS USE AND BENEFIT AND DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY BOZELL TO ENGAGE IN THE MERGER, IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO THE HOLDERS OF SHARES OF BOZELL COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY BOZELL STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER.

  No limitations were imposed by the Bozell Board upon Merrill Lynch with respect to investigations made or procedures followed by Merrill Lynch in rendering the Merrill Lynch Opinion, except that Merrill Lynch was not authorized by Bozell or the Bozell Board to solicit, nor did Merrill Lynch solicit, third-party indications of interest for the acquisition of all or any part of Bozell. The Exchange Ratio was determined through negotiations between Bozell and True North and was approved by the Bozell Board. Merrill Lynch provided advice to the Bozell Board during the course of such negotiations, but did not make a recommendation with respect to the Exchange Ratio. The Merrill Lynch Opinion is based upon financial, economic, market and other conditions as they existed and could be evaluated as of the date of the Merrill Lynch Opinion.

  The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinion or the presentation made by Merrill Lynch to the Bozell Board. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

  In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bozell or True North. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch Opinion and Merrill Lynch's presentations to the Bozell Board were among several factors taken into consideration by the Bozell Board in making its determination to approve the Merger Agreement. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Bozell Board with respect to the fairness of the Exchange Ratio.

  In arriving at its opinion, Merrill Lynch, among other things, (i) reviewed certain publicly available business and financial information relating to True North that it deemed to be relevant; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Bozell and True North, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies"), furnished to it by Bozell and True North, respectively; (iii) reviewed certain information, including financial forecasts, relating to Publicis Europe, B.V., Publicis and Publicis S.A., furnished to it by Bozell and True North; (iv) conducted discussions with members of senior management and representatives of Bozell and True North concerning the matters described in clauses (i), (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies; (v) reviewed the market prices and valuation multiples for the shares of True North Common Stock and compared them with those of certain publicly traded companies that it deemed to be relevant; (vi) reviewed the results of operations of Bozell and True North and compared them with those of certain publicly traded companies that it deemed to be relevant; (vii) compared the proposed financial terms of the Merger with the financial terms of certain other transactions that it deemed to be relevant; (viii) participated in certain discussions and negotiations among representatives of Bozell and True North and their financial and legal advisors; (ix) reviewed the potential pro forma impact of the Merger; (x) reviewed a draft dated July 29, 1997 of the Merger Agreement; and (xi) reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

  In preparing its opinion, Merrill Lynch assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Bozell or True North and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Bozell or True North. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with Merrill Lynch by Bozell or True North, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of Bozell's or True North's management as to the expected future financial performance of Bozell or True North, as the case may be, and the Expected Synergies. Merrill Lynch further assumed that the Merger would be accounted for as a pooling of interests under GAAP and that it would qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it. The Merrill Lynch Opinion is necessarily based upon market, economic, financial and other considerations as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of such opinion. Merrill Lynch did not express any opinion in the Merrill Lynch Opinion as to the prices at which the shares of True North Common Stock would trade following the announcement of the Merger or will trade following consummation of the Merger.

  The following is a summary of the analyses performed by Merrill Lynch in connection with the preparation of the Merrill Lynch Opinion, the May 16, 1997 Presentation and the July 30, 1997 Presentation.

  Comparable Company Analysis. Merrill Lynch performed a comparable public company analysis in which it compared certain publicly available historical financial and operating data, estimates of future financial performance and market statistics of publicly traded companies that Merrill Lynch deemed to be reasonably similar to True North and Bozell. The comparable companies were Omnicom, The Interpublic Group of Companies, Inc., WPP Group plc and Cordiant plc (the "Peer Group Companies"). Historical financial information used in connection with the multiples provided below with respect to the Peer Group Companies was as of the date of the most recent financial statements publicly available for each company.

  In connection with the May 16, 1997 Presentation, Merrill Lynch compared the market value (based on closing stock prices on May 15, 1997) of True North and each of the Peer Group Companies as a multiple of (i) estimated 1997 EBITDA, adjusted to reflect estimated pre-tax equity income, and (ii) estimated 1997 net earnings. The following multiples resulted from such calculation: (i) for estimated 1997 EBITDA, 5.2x for True North and a range of 6.8x to 8.8x for the Peer Group Companies and (ii) for estimated 1997 net earnings, 13.6x for True North (based on estimated 1997 EPS of $1.40) and a range of 16.7x to 21.0x for the Peer Group Companies. Based on the comparable public companies analysis performed in connection with the May 16, 1997 Presentation, Merrill Lynch derived a range of implied equity values per share of $18.25 to $21.00 for True North Common Stock and $8.25 to $9.50 for Bozell Common Stock.

  In connection with the July 30, 1997 Presentation, Merrill Lynch compared the market value (based on closing stock prices on July 29, 1997) of True North and each of the Peer Group Companies as a multiple of (i) estimated 1997 EBITDA, adjusted to reflect estimated pre-tax equity income, and (ii) estimated 1997 net earnings. The following multiples resulted from such calculation: (i) for estimated 1997 EBITDA, 7.1x for True North and a range of 7.1x to 11.1x for the Peer Group Companies and (ii) for estimated 1997 net earnings, 16.1x for True North (based on estimated 1997 EPS of $1.40) and a range of 15.9x to 24.5x for the Peer Group Companies.

  No company utilized in the comparable public companies analysis was identical to True North or Bozell. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

  Comparable Transactions Analysis. In connection with the May 16, 1997 Presentation, Merrill Lynch performed an analysis of selected private market transactions from 1987 to 1997 using publicly available information. Such analysis indicated that the aggregate transaction values as a multiple of last twelve months ("LTM") revenues ranged from 0.54x to 0.94x. Merrill Lynch calculated that the aggregate transaction value of the Merger (based on a price per share of True North Common Stock of $19.00 and March 31, 1997 Bozell revenues) represented a multiple of LTM revenues of 0.79x. Based on the comparable transactions analysis, Merrill Lynch derived a range of implied prices per share of Bozell Common Stock of $9.25 to $12.00 utilizing multiples of Bozell's LTM March 31, 1997 revenues of 0.70x to 0.90x.

  No transaction utilized as a comparison in the comparable transactions analysis is identical to the Merger. In evaluating the precedent transactions, Merrill Lynch made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bozell, such as the impact of competition on Bozell and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Bozell or the industry or the financial markets in general.

  Discounted Cash Flow Analysis. In connection with the May 16, 1997 Presentation, Merrill Lynch performed a discounted cash flow analysis of Bozell on a stand alone basis and based upon estimates of projected financial performance prepared by the management of Bozell (the "Bozell Management Case"). In connection with the May 16, 1997 Presentation, Merrill Lynch also performed a discounted cash flow analysis of True North, on a stand alone basis, based upon estimates of projected financial performance prepared by the management of True North (the "True North Management Case").

  Based on the Bozell Management Case, Merrill Lynch calculated the sum of the net present values of (i) Bozell's projected unlevered free cash flows for the period from 1997 to 2001 and (ii) a terminal value based on multiples of Bozell's 2001 after-tax EBIT ranging from 12.0x to 14.0x. Merrill Lynch used a range of discount rates of 12.0% to 14.0%, based upon a weighted average cost of capital analysis. The discounted cash flow analysis yielded a range of implied equity value per share of $12.50 to $15.00 for Bozell.

  Based on the True North Management Case, Merrill Lynch calculated the sum of the net present values of (i) True North's projected unlevered free cash flows for the period from 1997 to 2001 and (ii) a terminal value based on multiples of True North's 2001 after-tax EBIT ranging from 13.0x to 15.0x. Merrill Lynch used a range of discount rates of 12.0% to 14.0%, based upon a weighted average cost of capital analysis. The discounted cash flow analysis yielded a range of implied equity value per share of $20.50 to $27.00 for True North.

  True North Common Stock Performance. In connection with the May 16, 1997 Presentation, Merrill Lynch compared the closing stock price of True North Common Stock to the S&P 500 index for the period from May 11, 1993 through May 15, 1997.

  In connection with the July 30, 1997 Presentation, Merrill Lynch reviewed the closing prices and trading volumes, over the period from January 1, 1997 through July 25, 1997, of True North Common Stock. Merrill Lynch noted that the closing price per share of True North Common Stock rose from $19.000 on May 15, 1997 to $22.563 on July 29, 1997, an increase of 18.8%. Merrill Lynch also compared the percentage change in the closing trading price of the True North Common Stock to the percentage change in the closing trading prices of common stock of the Peer Group Companies for the period from May 15, 1997 through July 25, 1997.

  Pro Forma Analysis of the Merger. In connection with the July 30, 1997 Presentation, Merrill Lynch analyzed certain pro forma effects of the Merger based upon the Exchange Ratio, including the impact of the Merger on the EPS of True North and Bozell in 1997 and 1998. Such analysis was based on estimated earnings and synergies provided by the managements of Bozell and True North for 1997 and 1998. Merrill Lynch observed that, (i) assuming 1997 EPS of $1.40 for True North, 1997 earnings of $26.2 million for Bozell and $10.0 million of 1997 pretax synergies, the Merger would have an accretive effect on pro forma 1997 estimated EPS to True North of approximately 7.4% and to Bozell of approximately 11.5% and (ii) assuming 1998 EPS of $1.71 for True North, 1998 earnings of $32.5 million for Bozell and $10.0 million of 1998 pretax synergies, the Merger would have an accretive effect on pro forma 1998 projected EPS to True North of approximately 6.3% and to Bozell of approximately 9.1%.

  Contribution Analysis. In connection with the May 16, 1997 Presentation, Merrill Lynch analyzed and compared the respective historical and projected contribution of net income and after-tax cash flow (defined as net income plus depreciation, amortization and minority interest, less equity income and dividends from affiliates) for Bozell and True North in 1995, 1996, 1997 and 1998, based on calendarized historical and projected financial information for Bozell and True North. With respect to 1997 and 1998, such analysis was based on estimates prepared by Bozell management with respect to Bozell and on estimates prepared by True North with respect to True North. The analysis indicated, among other things, that (i) Bozell would have contributed 29.9% of 1995 net income and 42.7% of 1995 after-tax cash flow, 42.9% of 1996 net income and 48.4% of 1996 after-tax cash flow, 43.6% of estimated 1997 net income and 44.9% of estimated 1997 after-tax cash flow and 43.8% of projected 1998 net income and 46.3% of projected 1998 after-tax cash flow, and (ii) True North would have contributed 70.1% of 1995 net income and 57.3% of 1995 after-tax cash flow, 57.1% of 1996 net income and 51.6% of 1996 after-tax cash flow, 56.4% of estimated 1997 net income and 55.1% of estimated 1997 after-tax cash flow and 56.2% of projected 1998 net income and 53.7% of projected 1998 after-tax cash flow. After taking into account $10.0 million of pretax synergies in 1995, 1996 and 1997 and $12.5 million of pretax synergies in 1998, the analysis indicated, among other things, that (i) Bozell would have contributed 26.2% of 1995 net income and 39.2% of 1995 after-tax cash flow, 38.1% of 1996 net income and 47.7% of 1996 after-tax cash flow, 40.0% of estimated 1997 net income and 42.6% of estimated 1997 after-tax cash flow and 40.8% of projected 1998 net income and 44.3% of projected 1998 after-tax cash flow and (ii) True North would have contributed 61.3% of 1995 net income (with an additional 12.6% attributable to synergies) and 52.6% of 1995 after-tax cash flow (with an additional 8.2% attributable to synergies), 50.7% of 1996 net income (with an additional 11.2% attributable to synergies) and 44.7% of 1996 after-tax cash flow (with an additional 7.6% attributable to synergies), 51.7% of estimated 1997 net income (with an additional 8.4% attributable to synergies) and 52.3% of estimated 1997 after-tax cash flow (with an additional 5.1% attributable to synergies) and 52.3% of projected 1998 net income (with an additional 6.9% attributable to synergies) and 51.3% of projected 1998 after-tax cash flow (with an additional 4.4% attributable to synergies).

  Pursuant to a letter agreement dated May 7, 1997, Bozell agreed to pay Merrill Lynch (1) $100,000 on the date of such letter agreement and (2) an amount equal to 1.00% of the aggregate purchase price (less any fees previously paid pursuant to clause (1) above) paid in the Merger upon the closing of the Merger. Bozell also agreed to reimburse Merrill Lynch for all reasonable out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Merrill Lynch and certain related persons and entities for certain liabilities, including liabilities under securities laws, related to or arising out of its engagement.

  Bozell retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the securities of True North for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendations of the True North Board and the Bozell Board with respect to the Merger, stockholders of True North and Bozell should be aware that certain directors and members of management of True North and Bozell have interests in the Merger that are in addition to their interests as stockholders of True North or Bozell generally. The True North Board and the Bozell Board were aware of such interests and considered them, among other matters, in approving the Merger.

  Interests of Bozell Officers and Directors. The Merger Agreement provides that five current directors of Bozell, Charles D. Peebler, Jr., President and Chief Executive Officer of Bozell, Leo-Arthur Kelmenson, Chairman of Bozell, David A. Bell, Chairman of Bozell Worldwide, and two additional non-employee directors of Bozell selected by the Bozell Board are to become directors of the True North Board as of the Effective Time. Pursuant to this provision, the Bozell Board has selected Donald M. Elliman, Jr., and W. Grant Gregory, currently directors of Bozell, as its additional designees. Upon the election of such individuals, the True North Board will consist of 12 directors, five of whom were directors of Bozell as of the date of the Merger Agreement. See "THE MERGER AGREEMENT--Management and Operation of True North."

  Simultaneously with the execution of the Merger Agreement, Mr. Peebler entered into an Employment Agreement (the "Peebler Employment Agreement") with True North effective as of the Effective Time. The

Peebler Employment Agreement provides that Mr. Peebler will serve as Chairman and Chief Executive Officer of the "True North Diversified Companies," comprising each of True North's current direct subsidiaries, other than the FCB Advertising Entities (as defined in the Peebler Employment Agreement) and Bozell Worldwide, and in such capacity will report directly to the True North Board. The Peebler Employment Agreement also provides that Mr. Peebler will serve as President of True North. The term of the Peebler Employment Agreement is four years from the Effective Time unless terminated earlier for death, by True North for disability or with or without cause (as defined in the Peebler Employment Agreement) or by Mr. Peebler with or without good reason (as defined in the Peebler Employment Agreement). The Peebler Employment Agreement provides for an initial base salary of $600,000 per year and incentive compensation in accordance with an incentive compensation system recommended by the Compensation Committee of the True North Board, provided that the aggregate amount of Mr. Peebler's base salary and incentive compensation for each calendar year shall be not less than the greater of $1,350,000 and the aggregate amount of salary and bonus paid during such calendar year to the Chief Executive Officer of True North. Under the Peebler Employment Agreement, Mr. Peebler will also be entitled to receive stock options in accordance with the True North Stock Option Plan and True North's Performance Program at least equivalent to options received by the Chief Executive Officer of True North, and upon the termination or expiration of Mr. Peebler's term of employment, such stock options shall be fully exercisable until the end of their full term. True North has also agreed to continue to provide $2,000,000 of split-dollar life insurance to Mr. Peebler during the term of his employment and the term of any consultancy, as described below. Mr. Peebler will also be entitled to participate in True North's compensation, employee benefit, pension, profit sharing, health, disability, insurance and other plans and policies maintained by, or offered to senior executive officers or employees of, Bozell, and True North will provide Mr. Peebler with an automobile and a full-time driver. The Peebler Employment Agreement also provides that True North will indemnify Mr. Peebler. In the event of the termination of Mr. Peebler's employment by True North without cause or by Mr. Peebler for good reason, True North would pay Mr. Peebler his unpaid base salary and expenses as well as incentive compensation until the date of the notice of termination and would pay Mr. Peebler a lump sum payment, within 30 days of the date of the notice of termination (or in the case of incentive compensation, within 30 days of the date of determination of the amount thereof), in an amount equal to three times the sum of his annual base salary and incentive compensation in effect immediately preceding his notice of termination or, if higher, for the immediately preceding calendar year. Mr. Peebler and his wife would also be entitled to continuation of their medical benefits until their respective deaths. The Peebler Employment Agreement also provides that in the event Mr. Peebler's employment is terminated by death or disability, True North would pay Mr. Peebler or his representative or legatee a lump-sum payment, within 30 days after such termination (or in the case of incentive compensation, within 30 days after determination thereof), in an amount equal the sum of his unpaid base salary and expenses, as well as incentive compensation through the date of such termination, the compensation and benefits he would have been entitled to for his otherwise remaining 4-year term of employment, and an amount equal to 60% of his base salary and incentive compensation in effect immediately preceding such termination (or, if higher, for the immediately preceding calendar year) for a 5-year period, reduced by the amount of compensation and benefits paid with respect to his otherwise remaining 4-year term of employment. In the event of such death or disability, or if the Peebler Employment Agreement expires after its 4-year term, Mr. Peebler and his wife would be entitled to continuation of their medical benefits until their respective deaths. The Peebler Employment Agreement also provides that Mr. Peebler may, at any time after February 28, 1999 and before June 30, 1999, elect to terminate his employment and, if he so chooses, become a consultant of True North for a five-year period. If Mr. Peebler so elects, he would be entitled to the compensation and benefits to which he would otherwise have been entitled for his otherwise remaining term of employment and, for the balance of such five-year period, he would be entitled to cash compensation equal to 60% of his base salary and incentive compensation in effect immediately preceding his notice of termination or, if higher, for the immediately preceding calendar year. Mr. Peebler and his wife would also be entitled to continuation of their medical benefits until their respective deaths. The Peebler Employment Agreement also provides that Mr. Peebler shall not compete with True North during the term of his employment, for the unexpired employment term that otherwise would have been remaining but for termination thereof by True North for cause or by Mr. Peebler for other than good reason or during the period after February 28, 1999 and before June 30, 1999 and for the term of any consultancy, except that Mr. Peebler may compete with True North by giving True North 60 days' notice prior to commencing such competitive activity and by releasing True North from all further obligations under the Peebler Employment Agreement other than pursuant to retirement plans. The Peebler Employment Agreement also provides that Mr. Peebler will not personally use or disclose certain confidential information of True North and its affiliates, and prohibits the parties from making or allowing statements which would disparage the other.

  The True North Compensation Committee, after receiving the advice of independent employment compensation consultants, determined the Peebler Employment Agreement to be fair and reasonable and consistent with past practice.

  Pursuant to an employment agreement dated as of March 30, 1992 between Bozell and Leo-Arthur Kelmenson (the "Kelmenson Employment Agreement"), Mr. Kelmenson is employed by Bozell as the Chairman of the Board of Directors of Bozell, Chairman of the International Division of Bozell and Chairman of Bozell Mexico. Simultaneous with the execution of the Merger Agreement, Bozell and Mr. Kelmenson amended the Kelmenson Employment Agreement effective as of the Effective Time to extend the term of Mr. Kelmenson's full-time employment from March 31, 1998 to March 31, 2001 and to provide that the term of Mr. Kelmenson's consulting period shall commence on April 1, 2001 and end on March 31, 2005. Among other things, the Kelmenson Employment Agreement provides that if Bozell fails to elect Mr. Kelmenson as Chairman of the Board of Directors of Bozell, a member of the Board of Directors of Bozell and Chairman of the International Division of Bozell or to continue Mr. Kelmenson in such positions, Mr. Kelmenson shall be entitled to terminate his employment with Bozell and receive his base compensation through the full-time employment term of the Kelmenson Employment Agreement (at an annual rate of the greater of $734,492, as adjusted yearly for inflation, and $758,890). In addition, if Mr. Kelmenson terminates his employment with Bozell due to such an event, he shall become a consultant to Bozell for four years and be entitled to receive annual consulting fees equivalent to 125% of the sum of 50% of his base compensation in effect at the time of termination plus $35,000.

  Pursuant to an employment agreement dated September 13, 1985 between Bozell and David Bell, as amended by the Agreement dated February 8, 1988, by the Second Amendment dated June 1992 and by the Second Amendment dated May 1996 (the employment agreement as thus amended being hereinafter the "Bell Employment Agreement"), Mr. Bell is employed by Bozell as Chairman of Bozell Worldwide. Simultaneous with the execution of the Merger Agreement, Bozell and Mr. Bell amended the Bell Employment Agreement effective as of the Effective Time to extend the term of Mr. Bell's full-time employment from March 31, 1998 to March 31, 2001. During the term of the Bell Employment Agreement, Mr. Bell will receive base compensation at an annual rate of $800,000 (as adjusted for inflation).

  In addition, the Merger Agreement provides that after the Effective Time, Mr. Bell will serve as the Chief Executive Officer of Bozell Worldwide.

  Directors and executive officers of Bozell hold options to purchase Bozell Common Stock as follows:

                                         NUMBER OF SHARES OF
      DIRECTOR OR EXECUTIVE OFFICER      BOZELL COMMON STOCK EXERCISE PRICE ($)
      -----------------------------      ------------------- -----------------
      Rolland Anderson..................       150,000            $1.925
      David Bell........................       200,000            $1.925
      Michael Drexler...................        50,000            $1.925
      Leo Arthur Kelmenson..............       500,000            $2.575
      Dennis McClain....................       200,000            $1.925
      Charles D. Peebler, Jr............       300,000            $2.575
      Valentine J. Zammit...............       150,000            $1.925
                                               150,000            $2.575

The options listed above will, if they are outstanding immediately prior to the Effective Time, be converted into Substitute Options at the Effective Time and will become exercisable at the Effective Time as a result of the Merger. See "THE MERGER AGREEMENT--Stock Options."

  True North has agreed to cause the Surviving Corporation (i) from and after the Effective Time, to exculpate, indemnify and hold harmless any person who is at the Effective Time, or was at any time prior thereto, an officer or director of Bozell and its Subsidiaries to the same extent such persons were as of the date of the Merger Agreement exculpated and indemnified by Bozell pursuant to Bozell's Restated Certificate of Incorporation and Bylaws for acts or omissions occurring at or prior to the Effective Time and (ii) to provide, for an aggregate period of not less than six years after the Effective Time, Bozell's directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than Bozell's policy in effect as of the date of the Merger Agreement or, if substantially equivalent insurance coverage is unavailable, the best available coverage. See "THE MERGER AGREEMENT--Indemnification; Directors and Officers Insurance."

  See "THE MERGER AGREEMENT--Employee Benefits" for a description of the benefits provided by the Merger Agreement for Bozell employees generally.

  True North and NML, of which J. Thomas Christofferson, a director of Bozell, is the Manager of Investments, have entered into a Registration Rights Agreement providing NML the right, at any time between the Effective Date and the fifth anniversary thereof, to request that True North effect the registration on Form S-3 under the Securities Act of all or part of the shares of True North Common Stock to be received by NML in the Merger. During this period, True North will also use its reasonable best efforts, upon the request of NML, to include shares of True North Common Stock to be received by NML in certain registrations under the Securities Act of securities of True North (whether for True North's own account or the account of any holder of its securities). NML's right to request such registrations will be subject to any preexisting rights of other holders of True North Common Stock with respect to offering their securities. Subject to certain exceptions, True North has agreed not to effect any public sale or distribution of True North Common Stock during the 14 days prior to and the 135 days beginning on the effective date of any registration statement which includes True North Common Stock of NML. With the exception of underwriting discounts and commissions and transfer taxes, which are to be borne by NML, all expenses incident to True North's compliance with a request for registration under the Registration Rights Agreement will be borne by True North. The Registration Rights Agreement is intended to substitute for the current registration rights agreement dated as of February 1, 1988, as amended, between Bozell, NML and certain other persons, which will be terminated as of the Effective Time.

  In addition, Gregory & Hoenemeyer, of which W. Grant Gregory, a director of Bozell since 1987, is the Chairman and has an interest, has acted as a financial advisor to Bozell since 1995 regarding the True North and other potential transactions. In this capacity, Gregory & Hoenemeyer performed financial advisory services in connection with the Merger including the review of strategic alternatives and the development of transaction structure, principal negotiation of price, structure, timing, key employment contracts and compensation, Board representation and accounting issues and assistance in drafting definitive documentation. For these services, Gregory & Hoenemeyer will receive a fee of $2.8 million at the Effective Time.

  Interests of True North Officers and Directors. The Merger Agreement provides that Bruce Mason, Chairman and Chief Executive Officer of True North, J. Brendan Ryan, Chairman/Chief Executive Officer of FCB, and four additional non-employee directors of True North other than the Publicis Designee selected by the True North Board are to be True North's designees on the True North Board as of the Effective Time. Pursuant to this provision, the True North Board has selected Richard S. Braddock, Stephen T. Vehslage, Richard P. Mayer and Michael
E. Murphy as its additional designees. A designee of Publicis (the "Publicis Designee") is to be the twelfth director only for so long as Publicis is contractually entitled to cause its designee to serve as a director on the True North Board. The Publicis Designee is Ali Wambold. See "THE MERGER AGREEMENT-- Management and Operation of True North" and "ELECTION OF DIRECTORS OF TRUE NORTH."

  Simultaneously with the execution of the Merger Agreement, Mr. Mason entered into an Employment Agreement (the "Mason Employment Agreement") with True North effective as of the Effective Time. The Mason Employment Agreement provides that Mr. Mason will serve as Chief Executive Officer of True North full-time from the Effective Time through February 28, 1999 unless terminated earlier for death or by True North for disability or with or without cause (as defined in the Mason Employment Agreement). The Mason

Employment Agreement provides for an initial base salary of $600,000 per year and incentive compensation in accordance with True North's Performance Program, provided that the aggregate amount of Mr. Mason's base salary and incentive compensation for each calendar year shall be not less than the greater of $1,350,000 and the aggregate amount of salary and bonus paid during such calendar year to the President of True North. Under the Mason Employment Agreement, Mr. Mason will also be entitled to receive stock options in accordance with True North's variable incentive stock option program at least equivalent to options received by the President of True North, and upon the termination or expiration of Mr. Mason's term of employment, such stock options shall be fully exercisable until the end of their full term. Mr. Mason will also be entitled to participate in True North's employee benefit plans generally available to senior executives of True North, including compensation, employee benefit, pension, profit sharing, health disability and insurance. Upon the expiration of Mr. Mason's term of full-time employment, he shall be employed part-time through August 31, 2001 and receive annual cash compensation of $1,350,000 and a continuation of benefits and, after August 31, 2001, he shall participate in True North's Directors Part-Time Employment Agreement with all age and service requirements deemed to have been satisfied and with the benefit calculated at 45% of final average annual compensation (as defined in the Directors Part-Time Employment Agreement). In the event of the termination of full-time employment by True North without cause, True North would continue to pay Mr. Mason his current salary as well as incentive compensation until the date of termination. After such termination, Mr. Mason would become a part-time employee of True North for two and one half years following such termination and would be entitled to receive compensation of $1,350,000 per year and a continuation of benefits. In the event of the termination of full-time employment by True North with cause, True North would continue to pay Mr. Mason his current salary as well as incentive compensation until the date of termination, and would pay Mr. Mason $1,350,000 annual salary plus benefits for two and one-half years. The Mason Employment Agreement also provides that in the event Mr. Mason's employment is terminated by death or disability, True North would continue to pay Mr. Mason or his executor, administrator or legal representative Mr. Mason's current salary as well as incentive compensation until the date of termination, and $1,350,000 per year for two and one half years following such termination. In the case of termination for disability, Mr. Mason would be entitled to a continuation of benefits for such period. In the case of termination for either death or disability, Mr. Mason's wife would be entitled to a continuation of medical insurance coverage for such period. At the end of such period, the compensation and benefits set forth in the Directors Part-Time Employment Agreement would become payable upon the terms set forth therein with all age and service requirements deemed to have been satisfied and with the benefit calculated at 45% of final average annual compensation. The Mason Employment Agreement also provides that Mr. Mason shall not compete with True North during the term of his full-time employment and for five years thereafter, except that Mr. Mason may compete with True North by giving True North 60 days' notice prior to commencing such competitive activity and by releasing True North from all further obligations under the Mason Employment Agreement other than pursuant to retirement plans. The Mason Employment Agreement also provides that Mr. Mason will not personally use or disclose certain confidential information of True North and its affiliates, and prohibits the parties from making or allowing statements which would disparage the other. Mr. Mason is also protected by True North's Asset Protection Plan, which provides for annual payments of base salary plus bonus (the highest bonus in the last three years) for three years if Mr. Mason's employment is terminated as a result of a change in control of True North.

  Simultaneously with the execution of the Merger Agreement, Mr. Braddock entered into an Employment Agreement (the "Braddock Employment Agreement") with True North effective as of the Effective Time, provided that if the Merger is not consummated prior to December 31, 1997, the Braddock Employment Agreement will be of no force or effect. The Braddock Employment Agreement provides that Mr. Braddock will serve as the Non-Executive Chairman of the Board of Directors of True North. The term of the Braddock Employment Agreement is three years from the Effective Time unless terminated earlier for death, by True North for disability or with or without cause (as defined in the Braddock Employment Agreement) or by Mr. Braddock. The Braddock Employment Agreement provides for an initial base salary of $400,000 per year and incentive compensation as determined by the True North Board beginning in fiscal year 1998, provided that the amount of incentive compensation for fiscal year 1998 shall be not more than 50% of Mr. Braddock's base salary. Under the Braddock Employment Agreement, Mr. Braddock was also credited, as compensation for services provided to True North in connection with the Merger, with 350 phantom stock units. If the Merger is consummated on or prior to December 31, 1997 and Mr. Braddock becomes the Non-Executive Chairman of the Board, fifty of such units will vest upon consummation of the Merger and 100 units will vest on each of the first three anniversaries of the date of the Braddock Employment Agreement; provided, that all units will vest upon a change in control (as defined in the Braddock Employment Agreement). With respect to vested units, True North shall pay Mr. Braddock a cash amount (the "Phantom Stock Benefit") on the 30th day following the earliest (the "Valuation Date") of (i) the fourth anniversary of the Braddock Employment Agreement, (ii) one year following the termination of Mr. Braddock's employment for any reason other than for cause (as defined in the Braddock Employment Agreement), (iii) the termination of Mr. Braddock's employment for cause and (iv) the effective date of a change in control. The amount of the Phantom Stock Benefit shall be equal to the product of the number of units vested on the Valuation Date and 1,000 multiplied by the excess of the value (as defined in the Braddock Employment Agreement) of a share of True North Common Stock on the Valuation Date over $23.0625. In accordance with the Braddock Employment Agreement, True North also granted Mr. Braddock options to purchase 50,000 shares of True North Common Stock at $23.0625 per share, to become exercisable if the Merger is consummated on or prior to December 31, 1997 and Mr. Braddock becomes the Non-Executive Chairman of the Board. Such options expire on the earliest of one year following the termination of Mr. Braddock's employment with the Company for a reason other than for a cause (as defined in the agreement relating to such options), the termination of Mr. Braddock's employment with the Company for cause or July 30, 2001. Mr. Braddock will also be entitled to participate in True North's employee benefit plans generally available to its senior executives, including compensation, employee benefit, pension, profit sharing, health, disability and insurance. In the event of the termination of Mr. Braddock's employment by True North without cause or by Mr. Braddock due to the occurrence of certain events (as enumerated in the Braddock Employment Agreement), True North would continue to pay Mr. Braddock his salary throughout the term of the Braddock Employment Agreement and any extension thereof or twelve months, whichever is longer (the "Severance Period"), as well as incentive compensation until the date of termination and the Phantom Stock Benefit (when due). Mr. Braddock also would be entitled to participate in life insurance and medical and dental benefits for as long as his salary is continued to be paid, and subsequent thereto would be entitled to compensation and benefits payable under True North's Directors Part-Time Employment Agreement, with all age and service requirements deemed to have been satisfied. The Braddock Employment Agreement also provides that in the event Mr. Braddock's employment is terminated by death or disability, True North would continue to pay Mr. Braddock or his executor, administrator or other legal representative Mr. Braddock's current salary as well as incentive compensation until the date of termination, the Phantom Stock Benefit (when due) and all vested and unvested amounts in Mr. Braddock's deferred incentive compensation account. If Mr. Braddock's employment is terminated after a change in control (as defined in True North's Asset Protection Plan), Mr. Braddock would be entitled to payments in accordance with the Asset Protection Plan. The Braddock Employment Agreement also provides that Mr. Braddock will not compete with True North during the term of his employment, and shall not solicit business relationships of True North's clients during such term of employment, during the Severance Period and while he is receiving payments under the Directors Part-Time Employment Agreement. The Braddock Employment Agreement also provides that Mr. Braddock will not personally use or disclose certain confidential information of True North and prohibits the parties from making or allowing statements which would disparage the other.

  The True North Compensation Committee, after receiving the advice of independent employment compensation consultants, determined the Mason Employment Agreement and the Braddock Employment Agreement to be fair and reasonable and consistent with past practice.

  Pursuant to an employment agreement dated as of December 31, 1996 between True North and J. Brendan Ryan (the "Ryan Employment Agreement"), Mr. Ryan is employed by True North as the Chairman/CEO, Foote, Cone & Belding. Pursuant to the Ryan Employment Agreement, the term of Mr. Ryan's full-time employment ends on December 31, 2001. Among other things, True North's Asset Protection Plan, as modified with respect to Mr. Ryan by the Ryan Employment Agreement, provides that if Mr. Ryan terminates his employment (a "Qualifying Termination") with True North due to the occurrence after a change in control (as defined in the Asset Protection Plan as amended by the Ryan Employment Agreement), without Mr. Ryan's express written consent, of certain events, including (i) the assignment to Mr. Ryan of any duties inconsistent in any material respect with Mr. Ryan's positions, duties, responsibilities or status, (ii) a change in Mr. Ryan's reporting responsibilities, titles or offices with True North and (iii) any removal or involuntary termination of Mr. Ryan otherwise than as expressly permitted by the Asset Protection Plan or any failure to re-elect or re-appoint Mr. Ryan to any position with True North held by Mr. Ryan immediately prior to such change in control, Mr. Ryan would be entitled to receive his base salary (currently $600,000) through the date of termination, the highest annual bonus paid to Mr. Ryan for the three fiscal years prior to the fiscal year in which the change in control occurred (pro-rated through the date of termination) and any compensation previously deferred by Mr. Ryan, plus a lump-sum cash amount equal to three times Mr. Ryan's annual salary plus the highest annual bonus awarded to Mr. Ryan over the prior three fiscal years. Pursuant to the Ryan Employment Agreement, in the event of early termination (also a "Qualifying Termination") of employment by Mr. Ryan after the occurrence of certain events, including any of the events specified above, any material diminution of Mr. Ryan's duties, any material change in the corporate organization or structure of business of True North or a reduction in Mr. Ryan's base salary, Mr. Ryan would be entitled to receive his base salary and incentive compensation (minimum $1,000,000 per year) through the term of the Ryan Employment Agreement or for twelve months if longer (the "Severance Period"), in accordance with True North's regular payroll practices. The Ryan Employment Agreement also provides that each stock option granted to Mr. Ryan by True North then held by Mr. Ryan would be fully vested and would thereafter be exercisable in full for up to three years after the date of termination (but not beyond ten years after the date of grant of such option) and that Mr. Ryan would be entitled to receive all vested and unvested amounts in his deferred variable incentive compensation account. During the Severance Period, Mr. Ryan would be entitled to participate in True North's benefit plans and upon expiration of the Severance Period, Mr. Ryan would be entitled to compensation and benefits payable under the Directors Part-Time Employment Agreement with all age and service requirements deemed to have been satisfied and with the benefit calculated at 45% of final average annual compensation and assuming 30 years of credited service. In connection with the execution of the Merger Agreement, Mr. Ryan waived the right to assert that the Merger and the board governance, management arrangements and corporate structure provided for in the Merger Agreement would allow him to effect a Qualifying Termination for purposes of the Ryan Employment Agreement or the Asset Protection Plan. Mr. Ryan reserved the right to assert that any event occurring subsequent to the Effective Time of the Merger may allow him to effect a Qualifying Termination, and True North and Mr. Ryan agreed that if Mr. Ryan terminates his employment after any of the individuals specified in the provisions of the Merger Agreement describing the board governance and management structure following the Effective Time no longer hold the positions specified, such termination would be due to the occurrence without Mr. Ryan's consent of a material change in the corporate organization or structure of business of True North.

  Pursuant to an employment agreement dated as of January 14, 1997 between True North and Mitchell T. Engel (the "Engel Employment Agreement"), Mr. Engel is employed by True North as the President, Associated Communications Companies and Corporate Operations. Pursuant to the Engel Employment Agreement, the term of Mr. Engel's full-time employment ends on December 31, 1999. Among other things, the Engel Employment Agreement provides that if Mr. Engel terminates his employment (a "Qualifying Termination") with True North due to the occurrence, without Mr. Engel's express written consent, of certain events, including (i) the assignment to Mr. Engel of any duties inconsistent in any material respect with Mr. Engel's positions, duties, responsibilities or status with True North on January 14, 1997 (or subsequent thereto if such new position(s), duties, responsibilities or status were agreed to in writing by Mr. Engel), (ii) an adverse change in Mr. Engel's reporting responsibilities, titles or offices with True North and (iii) any failure to re-elect or re-appoint Mr. Engel to any position with True North held by Mr. Engel on January 14, 1997 (or subsequent thereto if held pursuant to the written agreement of Mr. Engel), Mr. Engel would be entitled to certain compensation and benefits. Upon implementation of the management structure provided for in the Merger Agreement, Mr. Engel may have the right to effect a Qualifying Termination. In such an event, and assuming the termination of Mr. Engel's employment on December 1, 1997, Mr. Engel would have the right to continue to be paid his current annual salary of $400,000 (and to participate in True North's benefit plans) through December 31, 1999, and $229,000 per year for five additional years pursuant to the Directors Part-Time Employment Agreement, and would be entitled to a one-time payment of no less than $497,000 and to receive all vested and unvested amounts in his deferred variable incentive compensation account (currently $174,000). In addition, all stock options granted to Mr. Engel by True North would become fully vested and exercisable in full for up to three years after the date of termination (but not beyond ten years after the date of grant of such option). As of the True North Record Date, Mr. Engel held options granted by True North to purchase 47,800 shares of True North Common Stock, 26,800 of which were unexercisable and would not become exercisable prior to December 1, 1997.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes certain federal income tax consequences of the Merger, and is not intended to constitute advice regarding the federal income tax consequences of the Merger. The discussion does not address all aspects of federal taxation that might be relevant to particular Bozell stockholders, Warrant holders or option holders and, among others, it might not be applicable to stockholders, Warrant holders or option holders who, for federal income tax purposes, are nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts or foreign estates, or who acquired their Bozell Common Stock or Warrants pursuant to the exercise of employee stock options or otherwise as compensation. The discussion does not address the effect of any applicable state, local or foreign tax laws (or any federal tax laws other than those pertaining to the income tax). EACH BOZELL STOCKHOLDER, WARRANT HOLDER AND OPTION HOLDER SHOULD CONSULT SUCH STOCKHOLDER'S, WARRANT HOLDER'S OR OPTION HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER, WARRANT HOLDER OR OPTION HOLDER OF THE MERGER.

  This discussion is based on the Code, regulations promulgated thereunder and rulings now in effect, current administrative rulings and practice, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Bozell stockholders, Warrant holders and option holders discussed herein. This discussion is also based on certain assumptions regarding the factual circumstances that will exist at the Effective Time, including certain representations made or to be made by Bozell, True North and others. This discussion assumes that Bozell stockholders hold their Bozell Common Stock as a capital asset within the meaning of Section 1221 of the Code.

  General. Bozell has received an opinion from White & Case, special counsel to Bozell, and True North has received an opinion from Sidley & Austin, special counsel to True North, that, assuming the Merger occurs in accordance with the Merger Agreement, and conditioned on the accuracy of certain representations made by Bozell, True North and others, for federal income tax purposes:

    (i) the Merger will constitute a "reorganization" within the meaning of
  Section 368(a) of the Code, and Bozell, CAC and True North will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

    (ii) no gain or loss will be recognized by True North or Bozell as a result of the Merger;

    (iii) no gain or loss will be recognized by the stockholders of Bozell upon the conversion of their shares of Bozell Common Stock into shares of True North Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of True North Common Stock;

    (iv) the aggregate tax basis of the shares of True North Common Stock received in exchange for shares of Bozell Common Stock pursuant to the Merger (including a fractional share of True North Common Stock for which cash is paid) will be the same as the aggregate tax basis of such shares of Bozell Common Stock;

    (v) the holding period for shares of True North Common Stock received in exchange for shares of Bozell Common Stock pursuant to the Merger will include the holder's holding period for such shares of Bozell Common Stock, provided such shares of Bozell Common Stock were held as capital assets by the holder at the Effective Time; and

    (vi) a stockholder of Bozell who receives cash in lieu of a fractional share of True North Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share (determined under clause (iv) above) and the amount of cash received.

  In addition to the opinion filed as an exhibit to the Registration Statement, as a condition of Bozell's and True North's respective obligations to effect the Merger, similar opinions are required to be given by White &

Case to Bozell and by Sidley & Austin to True North, respectively. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

  Neither Bozell nor True North has requested advice regarding, and the opinions described above do not address, the tax consequences to stockholders of Bozell of a conversion in the Merger of Bozell Common Stock received upon the exercise of Warrants prior to the Effective Time in contemplation of the Merger. STOCKHOLDERS OF BOZELL WHO EXERCISE BOZELL WARRANTS PRIOR TO THE EFFECTIVE TIME IN CONTEMPLATION OF THE MERGER SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF A CONVERSION OF THE BOZELL COMMON STOCK RECEIVED UPON ANY SUCH EXERCISE INTO SHARES OF TRUE NORTH COMMON STOCK PURSUANT TO THE MERGER.

  Neither True North nor Bozell will request any ruling from the Internal Revenue Service ("IRS") as to the federal income tax consequences of the Merger. Opinions of counsel are not binding on the IRS or the courts, and the IRS and the courts are not precluded from taking positions contrary to those set out in opinions of counsel.

  Warrants. The exchange of Bozell Warrants for True North Common Stock pursuant to the Merger will be a taxable transaction for federal income tax purposes. In general, and subject to special rules, a holder of Bozell Warrants will recognize gain or loss based on the difference between the fair market value of True North Common Stock (including cash received in lieu of a fractional share of True North Common Stock) received in exchange for such Warrants and the holder's tax basis in the Bozell Warrants. Holders of Bozell Warrants should consult their own tax advisors regarding the exchange of Bozell Warrants for True North Common Stock (and cash in lieu of fractional shares of True North Common Stock) pursuant to the Merger. In the case of a holder of Bozell Warrants who acquired Bozell Warrants as compensation, the foregoing discussion may not apply to such holder and any such holder should consult his or her own tax advisor in connection with the exchange of Bozell Warrants for True North Common Stock.

  Stock Options. The holder of a Bozell Stock Option which is converted into an option to purchase True North Common Stock will not recognize gain or loss solely as a result of such conversion. If such Bozell Stock Option is a nonqualified stock option, such holder will generally recognize ordinary compensation income on the date such option is exercised in an amount equal to the excess of the aggregate fair market value on such date of the shares of True North Common Stock acquired upon such exercise over the aggregate exercise price for such shares. If such Bozell Stock Option is an incentive stock option, such holder will not recognize income (except for purposes of the alternative minimum tax) upon exercise of such incentive stock option. If the shares of True North Common Stock acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of such shares will be taxed as capital gain or loss subject to income tax at varying rates, not to exceed 28%, depending upon how long the shares were held. If such shares are disposed of within the above-described period, the participant will recognize compensation taxable as ordinary income in the year of such disposition equal to the excess of the lesser of (i) the amount realized upon such disposition or (ii) the fair market value of such shares on the date of exercise over the exercise price.

  Appraisal Rights. A stockholder of Bozell who exercises appraisal rights as described below under "APPRAISAL RIGHTS" should, in general, treat the difference between the tax basis of the Bozell Common Stock held by such stockholder with respect to which such rights are exercised and the amount received through the exercise of such rights as capital gain or loss for federal income tax purposes although, depending on the stockholder's particular circumstances, the amount received through the exercise of such rights might be treated for federal income tax purposes as dividend income.

  THE FOREGOING IS A GENERAL DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH STOCKHOLDER'S, WARRANT HOLDER'S OR OPTION HOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES

ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH STOCKHOLDER, WARRANT HOLDER AND OPTION HOLDER, AND, WITHOUT LIMITATION, MAY NOT APPLY TO A STOCKHOLDER, WARRANT HOLDER OR OPTION HOLDER WHO OR WHICH IS AN INSURANCE COMPANY, TAX-EXEMPT ORGANIZATION, FINANCIAL INSTITUTION, DEALER IN SECURITIES, PERSON THAT HOLDS SHARES OF BOZELL COMMON STOCK AS PART OF A POSITION IN A "STRADDLE" OR AS PART OF A "HEDGING" OR "CONVERSION" TRANSACTION FOR U.S. FEDERAL INCOME TAX PURPOSES, OR A PERSON WITH A "FUNCTIONAL CURRENCY" (AS DEFINED IN THE CODE) OTHER THAN THE U.S. DOLLAR. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, EACH STOCKHOLDER, WARRANT HOLDER AND OPTION HOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S, WARRANT HOLDER'S OR OPTION HOLDER'S OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER, WARRANT HOLDER OR OPTION HOLDER INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

  The Merger is expected to be accounted for as a pooling of interests in accordance with GAAP. It is a condition to the consummation of the Merger that True North and Bozell receive an opinion of Arthur Andersen LLP that the Merger will qualify for pooling of interests accounting treatment. Under this accounting method, the recorded assets and liabilities of True North and Bozell will be carried forward at their recorded amounts to the combined enterprise, income of the combined enterprise will include income of True North and Bozell for the entire fiscal year in which the Merger occurs and the reported income of True North and Bozell for prior periods will be combined and restated as income of the combined enterprise. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

  Each of True North and Bozell has agreed to use its reasonable best efforts to enter into a written agreement in a form previously approved by True North and Bozell with persons who, at the time of the respective Special Meetings, may be deemed to be affiliates of True North or Bozell, as the case may be, under applicable SEC accounting releases with respect to pooling of interests accounting treatment. See "--Resales of True North Common Stock." True North believes that Publicis and its controlling shareholder, Publicis S.A., may be deemed to be such affiliates of True North. In a Memorandum of Agreement dated as of February 19, 1997, which was later confirmed in a Pooling Agreement dated as of May 19, 1997, Publicis and Publicis S.A. agreed to furnish to, and to cause the Publicis Designee to furnish to, True North such an agreement; provided that Publicis and Publicis S.A. may withdraw such agreement, if, among other things, not later than 90 days after Publicis and Publicis S.A. have furnished such agreement, True North shall not have called a meeting of the stockholders of True North to vote on the contemplated transaction or, not later than a further 60 days, a majority vote of the outstanding shares of True North Common Stock in favor of the contemplated transaction is not obtained at such meeting (or at an adjournment thereof within such period). Stockholders of True North are being asked to approve the Merger Agreement and the Merger to assure that Publicis and Publicis S.A. do not withdraw such agreement.

GOVERNMENTAL AND REGULATORY APPROVALS

  The consummation of the Merger is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act. Under the HSR Act and the regulations promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. Report forms relating to the Merger have been filed on behalf of True North and Bozell under the HSR Act with the FTC and the Antitrust Division. The applicable waiting period has been terminated. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

PERCENTAGE OWNERSHIP INTEREST OF BOZELL STOCKHOLDERS AFTER THE MERGER

  Based on the number of shares of True North Common Stock outstanding on the True North Record Date and assuming the issuance of approximately 18,627,141 shares of True North Common Stock constituting the

Share Issuance, upon consummation of the Merger there will be approximately 43,898,674 shares of True North Common Stock outstanding at the Effective Time, of which the stockholders of Bozell and holders of Warrants will own approximately 42.4% (approximately 40.8% on a fully diluted basis assuming the exercise of all currently outstanding options to purchase shares of True North Common Stock and all currently outstanding options to purchase Bozell Common Stock which either will be fully exercisable immediately prior to, or will become (as a result of the Merger) fully exercisable at, the Effective Time).

STOCK EXCHANGE LISTING

  It is a condition to the consummation of the Merger that the shares of True North Common Stock constituting the Share Issuance or issued pursuant to the exercise of Substitute Options be authorized for listing on the NYSE, upon official notice of issuance.

RESALES OF TRUE NORTH COMMON STOCK

  All shares of True North Common Stock constituting the Share Issuance will be freely transferable, except that shares received by any person who may be deemed to be an "affiliate" (as used in paragraphs (c) and (d) of Rule 145 under the Securities Act, including, without limitation, directors and certain executive officers) of Bozell for purposes of such Rule 145 may not be resold except in transactions permitted by such Rule 145 or as otherwise permitted under the Securities Act. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

  Bozell has agreed to deliver to True North a list identifying all persons who, at the time of the Bozell Special Meeting, may be deemed to be "affiliates" (as used in the preceding paragraph) of Bozell and to use its reasonable best efforts to cause each person so identified to deliver to True North, not less than 30 days prior to the Effective Time, a written agreement, in the form previously approved by True North and Bozell, providing among other things that such person will not (i) sell, transfer or otherwise dispose of any shares of True North Common Stock issued to such person in the Merger, unless
(A) such sale, transfer or other disposition is made in conformity with the volume limitations and other conditions of Rule 145, (B) such sale, transfer or other disposition has been registered under the Securities Act or (C) in the opinion of counsel reasonably acceptable to True North, such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act, or (ii) sell, transfer or dispose of or reduce such person's risk with respect to any shares of Bozell Common Stock or any shares of capital stock of True North that such person may hold during the 30 days prior to the Effective Time or with respect to True North Common Stock received in the Merger or any other shares of the capital stock of True North until after such time as results covering at least 30 days of combined operations of True North and Bozell have been published by True North (the "Resale Period") except as permitted by SEC Accounting Series Release No. 135 as amended by Staff Accounting Bulletin No. 76 issued by the SEC.

  True North has delivered to Bozell a list identifying those persons who, at the time of the True North Special Meeting, may be deemed to be affiliates of True North under applicable SEC accounting releases with respect to pooling of interests accounting treatment and to use its reasonable best efforts to enter into a written agreement, not less than 30 days prior to the Effective Time, in the form previously approved by True North and Bozell, providing among other things that each such person will not sell, transfer or otherwise dispose of or reduce such person's risk with respect to any shares of True North Common Stock or Bozell Common Stock during the period beginning 30 days prior to the Effective Time and continuing for the duration of the Resale Period, except as permitted by SEC Accounting Series Release No. 135 as amended by Staff Accounting Bulletin No. 76.

                              THE MERGER AGREEMENT

CONVERSION OF SHARES IN THE MERGER

  At the Effective Time, by virtue of the Merger and without any further action on the part of any stockholder of Bozell or CAC:

    (i) all shares of Bozell Common Stock held in the treasury of Bozell and any shares of Bozell Common Stock owned by True North or any wholly-owned subsidiary of True North will be cancelled and no capital stock of True North or other consideration will be delivered in exchange therefor;

    (ii) each issued and outstanding share of common stock of CAC will be converted into one share of Common Stock, par value $.01 per share, of the Surviving Corporation; and

    (iii) each share of Bozell Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled as described in subparagraph (i) above) will be converted into 0.51 of a share of True North Common Stock, including the corresponding percentage of a True North Right, provided that cash will be paid in lieu of any fractional share of True North Common Stock. See "--No Fractional Shares." The Exchange Ratio is subject to adjustment under certain circumstances. See "--Adjustment of Exchange Ratio."

  Shares of Bozell Common Stock converted as provided in subparagraph (iii) of the preceding paragraph will no longer be outstanding and will automatically be cancelled and retired; and each holder of a Bozell Certificate will cease to have any rights with respect thereto, except the right to receive, as hereinafter described: (i) certificates representing the number of whole shares of True North Common Stock into which such shares of Bozell Common Stock have been converted, (ii) certain dividends and other distributions and (iii) cash, without interest, in lieu of any fractional share of True North Common Stock. See "--Exchange Agent; Procedures for Exchange of Certificates and Delivery of Cash."

  All references in this Proxy Statement/Prospectus to shares of True North Common Stock to be received pursuant to the Merger in accordance with the Merger Agreement will be deemed, from and after the Effective Time, to include the associated True North Rights.

  Notwithstanding the foregoing, holders of Bozell Common Stock outstanding immediately prior to the Effective Time have the right to require appraisal of the fair market value of their stock (collectively, the "Dissenting Shares") in lieu of conversion thereof into True North Common Stock in the Merger upon full compliance with Section 262 of the DGCL. Such Bozell stockholders will be entitled to receive such consideration as may be determined to be due to them pursuant to the DGCL, except that all Dissenting Shares held by Bozell stockholders who withdraw their demand for appraisal or fail to perfect or otherwise lose their rights to appraisal, will be deemed to be converted, as of the Effective Time, solely into the amount of shares of True North Common Stock and cash as described above, without any interest thereon, upon surrender in the manner described above of the Bozell Certificate or Certificates that formerly evidenced such shares of Bozell Common Stock. See "APPRAISAL RIGHTS."

NO FRACTIONAL SHARES

  No certificates or scrip representing fractional shares of True North Common Stock will be issued upon the surrender for exchange of Bozell Certificates; no True North dividend or other distribution or stock split will relate to any such fractional share; and no such fractional share will entitle the owner thereof to vote or to any other rights of a securityholder of True North. In lieu of any such fractional share, each holder of shares of Bozell Common Stock who would otherwise have been entitled thereto upon the surrender of Bozell Certificates for exchange will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price of True North Common Stock, as reported in the NYSE Composite Transactions Tape, on the trading day immediately prior to the date on which the Effective Time shall occur by (ii) the fractional share to which such holder would otherwise be entitled.

ADJUSTMENT OF EXCHANGE RATIO

  In the event of any reclassification, stock split or stock dividend with respect to True North Common Stock, any change or conversion of True North Common Stock into other securities or any other dividend or distribution with respect to the True North Common Stock, other than normal quarterly cash dividends (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, will be made to the exchange ratio used to determine the number of shares of True North Common Stock to which each holder of Bozell Common Stock will be entitled upon conversion of his or her shares of Bozell Common Stock.

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES AND DELIVERY OF CASH

  First Chicago Trust Company of New York has been selected to act as Exchange Agent under the Merger Agreement. Within three business days after the Effective Time, True North will deposit with the Exchange Agent, in trust for the holders of shares of Bozell Common Stock converted in the Merger, (i) True North Certificates representing the shares of True North Common Stock issuable pursuant to the Merger in accordance with the Merger Agreement or issuable in exchange for outstanding Warrants, (ii) cash required to make payments in lieu of any fractional shares and (iii) cash or other property to pay or make any required dividends or distributions. The Exchange Agent will deliver the True North Common Stock contemplated to be issued with respect to Bozell Common Stock converted in the Merger.

  Within three business days after the Effective Time, the Exchange Agent will mail to each record holder of a Certificate (including a Bozell Certificate or outstanding Warrants converted in the Merger) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon actual delivery thereof to the Exchange Agent, and will contain instructions for use in effecting the surrender of Certificates in exchange for the property described in the next sentence). Upon surrender for cancellation to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate will be entitled to receive in exchange therefor (i) a True North Certificate representing that number of whole shares of True North Common Stock into which the shares or Warrants represented by the surrendered Certificates shall have been converted at the Effective Time; (ii) cash in lieu of any fractional share as described above under "--No Fractional Shares" and (iii) certain dividends and other distributions described in the succeeding paragraph. Any Certificate so surrendered will be cancelled. All shares of True North Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of the Merger Agreement (including any cash paid in respect of any such fractional share or of any such dividends or distributions) will be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Bozell Common Stock represented by such Certificates.

  No dividends or other distributions that are declared on or after the Effective Time on True North Common Stock, or are payable to the holders of record thereof on or after the Effective Time, and no cash payment will be paid to any person entitled by reason of the Merger to receive True North Certificates until such person surrenders the related Certificate or Certificates as described above. Subject to applicable law, there will be paid to each record holder of a new True North Certificate: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of True North Common Stock represented by such new True North Certificate and having a record date on or after the Effective Time and a payment date prior to such surrender, (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of True North Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender and (iii) at the time of such surrender or as promptly as practicable thereafter, the amount of any cash payable with respect to a fractional share of True North Common Stock to which such holder is entitled. In no event will the person entitled to receive such dividends or other distributions be entitled to receive interest thereon. If any True North Certificate or cash or other property is to be issued or delivered in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the exchange that the Certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of such True North Certificates in a name other than that of the registered holder of the Certificate surrendered or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not applicable. True North or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as True North or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by True North or the Exchange Agent, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such withholding was made by True North or the Exchange Agent.

  At the Effective Time, the stock transfer books of Bozell will be closed, and no transfer of Bozell Common Stock or Warrants will thereafter be made. Subject to any applicable abandoned property, escheat or similar laws, if, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or True North, such Certificates will be cancelled and exchanged as described above.

STOCK OPTIONS

  Each Bozell Stock Option which is outstanding immediately prior to the Effective Time pursuant to any Bozell Stock Plan will be assumed by True North and become and represent a Substitute Option to purchase the number of shares of True North Common Stock, decreased to the nearest full share, determined by multiplying (i) the number of shares of Bozell Common Stock then subject to such Bozell Stock Option by (ii) the Exchange Ratio, at an exercise price per share of True North Common Stock (rounded up to the nearest tenth of a cent) equal to the exercise price per share of Bozell Common Stock in effect at such time divided by the Exchange Ratio. True North shall pay cash to holders of Bozell Stock Options in lieu of issuing fractional shares of True North Common Stock upon the exercise of Substitute Options for shares of True North Common Stock, unless in the judgment of True North such payment would adversely affect the ability to account for the Merger under the pooling of interests method. Each Substitute Option will be otherwise exercisable upon the same terms and conditions as were applicable under the predecessor Bozell Stock Option immediately prior to the Effective Time. The foregoing provisions will be subject to any contrary provision in the applicable Bozell Stock Plan or in the option agreements respecting the Bozell Stock Options outstanding thereunder, but Bozell has agreed to use its reasonable best efforts to obtain any necessary consents of holders of the Bozell Stock Options to effect such provisions. Bozell has also agreed that it will not grant any stock appreciation rights or limited stock appreciation rights and will not permit cash payments to holders of Bozell Stock Options in lieu of the substitution therefor of Substitute Options as described above.

WARRANTS

  Each Warrant outstanding immediately prior to the Effective Time will be converted into that number of shares of True North Common Stock and such other property as would have been received by the holder if such Warrant had been exercised immediately prior to the Effective Time and the Bozell Common Stock that would have been received upon such exercise had been converted pursuant to the Merger Agreement. Bozell has agreed to use its reasonable best efforts to obtain any necessary consents of holders of Warrants to effect their conversion into True North Common Stock and other property as described in the Merger Agreement.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of Bozell, True North and CAC relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) their due organization, existence, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery, and performance of and the enforceability of the Merger Agreement and of the transactions contemplated thereby; (iv) the absence of any conflict with their certificates of incorporation, by-laws and certain other agreements and documents; (v) the absence of any governmental or regulatory authorization, consent or approval required to consummate the Merger; (vi) the documents and reports filed by True North with the SEC and the accuracy and completeness of the information contained therein; (vii) the accuracy and completeness of Bozell's financial statements; (viii) the absence of certain material adverse changes or events;
(ix) their possession of all authorizations, licenses, permits, consents and approvals relating to the conduct of their business; (x) tax matters; (xi) pending and threatened litigation; (xii) material contracts; (xiii) employee benefit matters; (xiv) compliance with laws; (xv) absence of undisclosed liabilities; (xvi) labor matters; (xvii) intellectual property matters; (xviii) the Registration Statement and this Proxy Statement/Prospectus and the accuracy and completeness of the information contained therein and herein; and (xix) the availability of pooling of interests accounting treatment.

CONDUCT OF BUSINESS PENDING THE MERGER

  Each of True North and Bozell has agreed that during the period from the date of the Merger Agreement through the Effective Time, except as otherwise expressly required or permitted by the Merger Agreement, it

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

will, and will cause each of its Subsidiaries to, in all material respects carry on its business in the ordinary course as conducted at such date and, to the extent consistent therewith, use reasonable best efforts to keep available the services of its officers and employees and preserve its commercial relationships in such a manner that its goodwill and ongoing business will be unimpaired at the Effective Time. Each of True North and Bozell has agreed to promptly advise the other orally and in writing of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement) on True North or Bozell, as the case may be, or which could prevent or materially delay the consummation of the Merger.

  Without limiting the generality of the foregoing, except as otherwise expressly contemplated or permitted by the Merger Agreement, each of True North and Bozell has agreed that it will not, and that it will not permit any of its Subsidiaries to, without the prior written consent of the other: (i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such (other than regular quarterly dividends not to exceed $.15 per share in the case of True North Common Stock and dividends and other distributions paid by Subsidiaries), (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock (or, in the case of Bozell, of any Subsidiary) or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than, in the case of Bozell, in connection with the termination of Bozell's employees undertaken in the ordinary course of business and consistent with past practices and, in the case of True North, the repurchase of shares of True North Common Stock pursuant to any open market repurchase plan or in connection with any acquisition in which such shares are used as consideration therefor); (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock, voting securities, equity equivalent or convertible securities (other than the issuance of shares of True North Common Stock or Bozell Common Stock, as the case may be, upon the exercise of stock options outstanding on the date of the Merger Agreement and other than, in the case of True North, in connection with any acquisition permitted by the Merger Agreement); (iii) amend its certificate of incorporation or by-laws; (iv) (A) acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than transactions that are in the ordinary course of business consistent with past practice involving an aggregate consideration paid by True North and its Subsidiaries or Bozell and its Subsidiaries, as the case may be (including the assumption of debt and valuing any non-cash consideration at its fair market value) not in excess of $5 million or (B) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice and which involve assets having an aggregate fair market value or book value not in excess of $5 million; (v) make any capital expenditures, other than capital expenditures not in excess of $20,000,000 in the aggregate made in the ordinary course of business consistent with past practice; (vi) incur any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities, guarantee any debt securities of others or make any loans, advances or capital contributions to, or other investments in, any other person, other than (A) indebtedness, loans, advances, capital contributions and investments between True North or Bozell, as the case may be, and any of its respective wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries and
(B) borrowing or guarantees not in excess of $20 million in the aggregate incurred in the ordinary course of business consistent with past practice;
(vii) alter in any fashion the corporate structure or ownership of Bozell or any Subsidiary thereof or of True North or any Significant Subsidiary thereof, as the case may be; (viii) enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any employee benefit plan or employment or consulting agreement, other than certain amendments to certain True North employee benefit plans approved by True North prior to entry into the Merger Agreement and employment agreements which each have a future liability not in excess of $1,000,000 or as required by law; (ix) except as permitted under the Merger Agreement or to the extent required by written employment agreements existing on the date of the Merger Agreement, (A) increase the compensation payable or to become payable to its officers or employees, except, in the case of

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

employees who are not officers, for increases in the ordinary course of business consistent with past practice, (B) grant any severance or termination pay except in the ordinary course of business consistent with past practice or
(C) establish, adopt, enter into, or amend or take action to enhance or accelerate any rights or benefits under, any specified types of employee benefit or welfare plan, except, in each case, as may be required to comply with applicable law; (x) violate or fail to perform any material obligation or duty imposed upon it by any applicable federal, state or local law, rule, regulation, guideline or ordinance which could be reasonably expected to have a Material Adverse Effect on True North or Bozell, as the case may be, or prevent or materially delay the Merger; or (xi) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  In addition, except as otherwise expressly contemplated or permitted by the Merger Agreement, Bozell has agreed that it will not, and that it will not permit any of its Subsidiaries to, without the prior written consent of True North (i) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures; (ii) prepare or file any federal, state, local or foreign Tax Return materially inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods; or (iii) settle or compromise any material federal, state, local or foreign income tax liability.

  Each of True North and Bozell has also agreed that, subject to existing contractual and legal restrictions applicable to it, it will, and will cause each of its Subsidiaries to, afford, during normal business hours from the date of the Merger Agreement through the Effective Time, to the accountants, counsel, financial advisors, officers and other representatives of the other reasonable access to, and permit them to make such inspections as they may reasonably require of, its properties, books, Tax Returns, contracts, commitments and records, and, during such period, True North and Bozell will, and will cause each of its Subsidiaries to, furnish promptly to the other (i) a copy of each report, schedule, registration statement and other document filed by it pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its properties, assets, business and personnel as the other may reasonably request. All confidential information obtained by True North or Bozell, as the case may be, will be kept confidential pursuant to the confidentiality agreements between the parties.

  Each of True North and Bozell has further agreed that from the date of the Merger Agreement through the Effective Time, unless the other party shall otherwise agree in writing, neither it nor its respective Subsidiaries will (i) knowingly take or fail to take any action which would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) knowingly take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or would cause any of the representations and warranties set forth in the Company Tax Certificate (as defined in the Merger Agreement) or the Parent Tax Certificate (as defined in the Merger Agreement) to be untrue or incorrect in any material respect. Each of True North and Bozell has further agreed that it will use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary in order that the Merger may be accounted for as a pooling of interests in accordance with generally accepted accounting principles.

NO SOLICITATION

  Each of True North and Bozell has agreed that from and after the date of the Merger Agreement it will not, and will not permit any of its or its Subsidiaries' officers, directors or employees, and will use its reasonable best efforts to cause all of its and its Subsidiaries' attorneys, financial advisors, agents and other representatives not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Parent Takeover Proposal in the case of True North or Company Takeover Proposal in the case of Bozell or engage in or continue discussions or negotiations relating thereto; provided that each of True North and Bozell may engage in discussions or negotiations with, or furnish information concerning it and its business, properties or assets to, any third party which makes a Parent Takeover Proposal or a Company Takeover Proposal, as the case may be, if the True North Board or the Bozell Board, as the case may be, determines, in its good faith judgment, that such third party may ultimately propose a Superior Parent Takeover Proposal in the case of True

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

North or a Superior Company Takeover Proposal in the case of Bozell; provided, further, that nothing shall prevent either True North or Bozell or its Board from taking, and disclosing to its stockholders, a position with regard to any Parent Takeover Proposal or any Company Takeover Proposal, as the case may be. Each of True North and Bozell will promptly notify the other of the receipt of any Parent Takeover Proposal or any Company Takeover Proposal, as the case may be, including the material terms and conditions thereof and the identity of the person or group making such Proposal, and will promptly notify the other of any determination by its Board that a Superior Parent Takeover Proposal or a Superior Company Takeover Proposal, as the case may be, may ultimately be made. As used in the Merger Agreement and in this Proxy Statement/Prospectus, (i) a "Company Takeover Proposal" means any proposal or offer, other than a proposal or offer by True North or any of its Subsidiaries, for a tender or exchange offer, a merger, consolidation or other business combination involving Bozell or any of its Significant Subsidiaries or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Bozell or any of its Significant Subsidiaries; (ii) "Superior Company Takeover Proposal" means a bona fide proposal or offer made by a third party to acquire Bozell pursuant to an exchange offer, a merger, consolidation or other business combination or a sale of all or substantially all of the assets of Bozell and its Subsidiaries in which the sole consideration to be received by the stockholders of Bozell (other than cash for fractional shares or other consideration which is non-material in amount) is the common stock of a widely-held public company which, immediately after the consummation of the transaction, will own (directly or indirectly) all or substantially all of the equity or assets of Bozell on terms which a majority of the members of the Bozell Board, having received the advice of an independent financial advisor, determines in their good faith reasonable judgment to be more favorable to Bozell's stockholders than the terms of the transactions contemplated by the Merger Agreement; (iii) "Parent Takeover Proposal" means any proposal or offer, for a tender or exchange offer, a merger, consolidation or other business combination involving True North or any of its Significant Subsidiaries or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, True North or any of its Significant Subsidiaries; (iv) "Superior Parent Takeover Proposal" means a bona fide proposal or offer made by a third party to acquire True North pursuant to an exchange offer, a merger, consolidation or other business combination or a sale of all or substantially all of the assets of True North and its Subsidiaries in which the sole consideration to be received by the stockholders of True North (other than cash for fractional shares or other consideration which is non-material in amount) is the common stock of a widely-held public company which, immediately after the consummation of the transaction, will own (directly or indirectly) all or substantially all of the equity or assets of True North on terms which a majority of the members of the True North Board, having received the advice of an independent financial advisor, determines in their good faith reasonable judgment to be more favorable to True North's stockholders than the terms of the transactions contemplated by the Merger Agreement; and (v) "Significant Subsidiary" has the meaning specified in Rule 1-02(w) of Regulation S-X.

THIRD PARTY STANDSTILL AGREEMENTS

  The Merger Agreement provides that from the date of the Merger Agreement through the Effective Time neither Bozell nor True North may terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party (other than any involving True North or Bozell, as the case may be).

CONDITIONS PRECEDENT TO THE MERGER

  The respective obligations of True North, Bozell and CAC to effect the Merger are subject, among other things, to the fulfillment on or prior to the Effective Time of the following conditions: (i) approval of the Merger Agreement by the requisite vote of the stockholders of Bozell, and approval of the Charter Amendment, the Share Issuance and the Election of Directors as specified in the Merger Agreement by the requisite vote of the stockholders of True North; (ii) the listing on the NYSE, subject to official notice of issuance, of the shares of True North Common Stock issuable in connection with the Merger or pursuant to the exercise of Substitute Options; (iii) expiration or termination of the waiting period applicable to the consummation of the Merger under the HSR Act and the obtaining, making or occurrence of all authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any governmental

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

entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated by the Merger Agreement illegal or would have a Material Adverse Effect on True North, assuming the Merger had taken place; (iv) the absence of any stop order suspending the effectiveness of the Registration Statement, any initiation of proceedings for that purpose or any threat of such proceedings by the SEC; (v) no court or other Governmental Entity having jurisdiction over True North or Bozell, or any of their respective Subsidiaries, having enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order then in effect which has the effect of making the Merger or any of the transactions contemplated by the Merger Agreement illegal and (vi) the receipt by each of True North and Bozell at the Effective Time of an opinion of Arthur Andersen LLP to the effect that the Merger will qualify for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement, and the delivery by each of True North and Bozell of all affiliate letters from their respective affiliates to the extent reasonably necessary to protect the pooling of interests accounting treatment of the Merger.

  The obligation of Bozell to effect the Merger is also subject to the fulfillment at or prior to the Effective Time of the following additional conditions: (i) each of True North and CAC having performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time, except as contemplated or permitted by the Merger Agreement; (ii) each of the representations and warranties of True North and CAC contained in the Merger Agreement that is qualified by materiality being true and correct and each of such representations and warranties that is not so qualified being true and correct in all material respects, in each case on and as of the Effective Time as if made on and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date and except as contemplated or permitted by the Merger Agreement); (iii) Bozell having received an opinion of White & Case relating to certain tax matters; (iv) True North having obtained any necessary non-governmental consents and approvals required to consummate the transactions contemplated by the Merger Agreement; (v) the absence since the date of the Merger Agreement of any event, change or development that would have a Material Adverse Effect on True North, other than general advertising industry conditions and certain matters previously disclosed to Bozell in the Parent Letter (as defined in the Merger Agreement), including, without limitation, the loss of a significant automobile industry client of True North; and (vi) the absence of any pending or threatened litigation by any Governmental Entity as a result of the Merger Agreement or any of the transactions contemplated thereby which would have a Material Adverse Effect on True North (assuming the Merger had taken place).

  The respective obligations of True North and CAC to effect the Merger are also subject to the fulfillment at or prior to the Effective Time of the following additional conditions: (i) Bozell having performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time, except as contemplated or permitted by the Merger Agreement; (ii) each of the representations and warranties of Bozell contained in the Merger Agreement that is qualified by materially being true and correct and each of such representations and warranties that is not so qualified being true and correct in all material respects, in each case on and as of the Effective Time as if made on and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date and except as contemplated or permitted by the Merger Agreement);
(iii) True North having received an opinion of Sidley & Austin relating to certain tax matters; (iv) True North having obtained any necessary non-governmental consents and approvals required to consummate the transactions contemplated by the Merger Agreement; (v) the absence since the date of the Merger Agreement of any event, change or development that would have a Material Adverse Effect on Bozell, other than general advertising industry conditions and certain matters previously disclosed to True North in the Company Letter (as defined in the Merger Agreement); (vi) the absence of any pending or threatened litigation by any Governmental Entity as a result of the Merger Agreement or any of the transactions contemplated thereby which would have a Material Adverse Effect on Bozell; and (vii) True North having received from Bozell a statement and notification certifying that Bozell is not, and has not been during the past five years, a "United States real property holding corporation" for purposes of Sections 897 and 1445 of the Code.

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

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval of the matters presented in connection with the Merger by the stockholders of Bozell or True North:

    (i) by mutual written consent of True North and Bozell;

    (ii) by either True North or Bozell if the other has failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination or breaches (or if CAC breaches if Bozell is the terminating party) any representation or warranty that is not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or breaches (or if CAC breaches if Bozell is the terminating party) any representation or warranty that is so qualified which has the effect of making such representation or warranty not true and correct, in each case after a ten business day cure period following written notice of such breach;

    (iii) by either True North or Bozell if the Merger has not been effected on or prior to the close of business on December 31, 1997; provided that the right to terminate the Merger Agreement pursuant to this provision is not available to any party whose failure to fulfill any of its obligations contained in the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date;

    (iv) by either True North or Bozell if any governmental entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and nonappealable; provided that True North shall, if necessary to prevent any such issuance or the taking of such action, offer to accept an order to divest such of Bozell's or True North's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and businesses is not material to the assets or profitability of Bozell and its Subsidiaries taken as a whole or True North and its Subsidiaries taken as a whole, respectively;

    (v) by either True North or Bozell if the stockholders of Bozell do not approve the Merger Agreement at the Bozell Special Meeting;

    (vi) by either True North or Bozell if the stockholders of True North do not approve the Charter Amendment, the Share Issuance and the Election of Directors at the True North Special Meeting;

    (vii) by either True North or Bozell if the Bozell Board has reasonably determined that a Company Takeover Proposal constitutes a Superior Company Takeover Proposal; provided that Bozell may not terminate the Merger Agreement pursuant to this provision unless and until (A) five business days have elapsed following delivery to True North of a written notice of such determination by the Bozell Board or (B) a tender offer or exchange offer for 30% or more of the outstanding shares of Bozell Common Stock is commenced and the Bozell Board fails within ten business days following such commencement to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); provided that Bozell may not terminate the Merger Agreement pursuant to clause (A) or (B) above unless it is in full compliance with its no-solicitation obligation and its obligations with respect to the call of the Bozell Special Meeting and, further, unless simultaneously with such termination, Bozell pays to True North the amount referred to under "--Fees and Expenses" below; and provided that any termination by True North pursuant to clause (A) or (B) above will in no way constitute an admission that Bozell complied with its no-solicitation obligation or any other provisions of the Merger Agreement;

    (viii) by either True North or Bozell if the Bozell Board has not recommended, or resolved not to recommend, or modified or withdrawn its recommendation of, the Merger or its determination that the Merger is fair to and in the best interest of Bozell and its stockholders, or resolved to do so; or

    (ix) by either True North or Bozell if the True North Board has reasonably determined that a Parent Takeover Proposal constitutes a Superior Parent Takeover Proposal; provided that True North may not

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

  terminate the Merger Agreement pursuant to this provision unless and until
  (A) five business days have elapsed following delivery to Bozell of a written notice of such determination by the True North Board or (B) a tender offer or exchange offer for 30% or more of the outstanding shares of True North is commenced and the True North Board fails within ten business days following such commencement to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); provided that True North may not terminate the Merger Agreement pursuant to clause (A) or (B) above unless it is in full compliance with its no-solicitation obligation and its obligations with respect to the call of the True North Special Meeting and, further, unless simultaneously with such termination, True North pays to Bozell the amount referred to under "--Fees and Expenses" below; and provided that any termination by Bozell pursuant to clause (A) or (B) above will in no way constitute an admission that True North has complied with its no-solicitation obligation or any other provisions of the Merger Agreement.

  In the event of termination of the Merger Agreement by either True North or Bozell, as provided above, the Merger Agreement will forthwith become void and there will be no liability thereunder on the part of Bozell, True North, CAC or their respective officers or directors (except for certain specified provisions of the Merger Agreement which shall survive such termination, including, among others, obligations relating to confidentiality, fees and expenses, and public announcements); provided that nothing will relieve any party to the Merger Agreement from any liability for any breach thereof.

FEES AND EXPENSES

  The Merger Agreement provides that whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses, except that all printing expenses and SEC filing fees shall be divided equally between True North and Bozell. The Merger Agreement also provides for the payment of the following amounts:

    (i) Bozell shall pay in same day funds to True North $15 million (the "Company Termination Fee") upon demand if: (A) the Merger Agreement is terminated by Bozell pursuant to clause (iii) under "--Termination" or by True North or Bozell pursuant to clause (v) or (viii) under "--Termination" and within six months following any such termination a Third Party Company Acquisition Event (as hereinafter defined) occurs; (B) True North or Bozell terminates the Merger Agreement pursuant to clause (vii) under "-- Termination"; or (C) the Merger Agreement is terminated and prior thereto a Third Party Company Acquisition Event occurred; and

    (ii) True North shall pay in same day funds to Bozell $15 million (the "Parent Termination Fee") upon demand if: (A) the Merger Agreement is terminated by True North pursuant to clause (iii) under "--Termination" or by True North or Bozell pursuant to clause (vi) under "--Termination" and within six months following any such termination a Third Party Parent Acquisition Event (as hereinafter defined) occurs; (B) True North or Bozell terminates the Merger Agreement pursuant to clause (ix) under "-- Termination"; or (C) the Merger Agreement is terminated and prior thereto a Third Party Parent Acquisition Event occurred.

  As used in the Merger Agreement and in this Proxy Statement/Prospectus, (i) a "Third Party Company Acquisition Event" means any of the following events: (A) any person, corporation, partnership or other entity or group (such person, corporation, partnership or other entity or group being referred to hereinafter, singularly or collectively, as a "Person"), other than True North or its Subsidiaries, acquires or becomes the beneficial owner of 30% or more of the outstanding shares of Bozell Common Stock; (B) any new group is formed which, at the time of formation, beneficially owns 30% or more of the outstanding shares of Bozell Common Stock (other than a group which includes or may reasonably be deemed to include True North or any of its Subsidiaries); (C) Bozell enters into an agreement providing for a merger or other business combination involving Bozell or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, Bozell and its Subsidiaries (other than the transactions contemplated by the Merger Agreement); or (D) any Person (other than True North or its Subsidiaries) is granted any option or right, conditional or

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

otherwise, to acquire or otherwise become the beneficial owner of shares of Bozell Common Stock that results or would result in such Person being the beneficial owner of 30% or more of the outstanding shares of Bozell Common Stock, and (ii) a "Third Party Parent Acquisition Event" has the meaning specified in clause (i) above for a Third Party Company Acquisition Event except that each reference to "Bozell" shall be changed to "True North" and each reference to "True North" shall be changed to "Bozell." For purposes of such definitions, the terms "group" and "beneficial owner" are defined by reference to Section 13(d) of the Exchange Act.

EMPLOYEE BENEFITS

  True North has agreed that no later than January 1, 1999, a new program of employee benefits that is generally applicable on identical terms and conditions to all similarly situated Bozell Employees and True North Employees (each as hereinafter defined) will be adopted by the True North Board (or a committee thereof) and become effective. True North also has agreed that, for the period commencing at the Effective Time, and continuing until the date such new program is effective, True North will, or will cause its Subsidiaries, including, without limitation, the Surviving Corporation, to, honor and continue to maintain and contribute to all the employee benefit plans of True North and Bozell as in existence on the date of the Merger Agreement in accordance with the respective terms and conditions of such plans in effect on the date of the Merger Agreement (except for any amendments to, or termination of, certain True North employee benefit plans approved or authorized by the True North Board or any committee thereof prior to the date of the Merger Agreement and any amendment thereafter required to maintain the tax-qualified status of any True North Benefit Plan or Bozell Plan intended to have such status), except (i) that to the extent that any Bozell Plan refers to Bozell Stock, such reference will, after the Effective Time, be changed to True North Stock, adjusted to the extent appropriate to reflect the Exchange Ratio, or
(ii) to the extent that True North in good faith after consultation with counsel determines to do so would be inconsistent with applicable law. Notwithstanding the foregoing, no employee of True North or Bozell is entitled to any minimum amount of bonus or other incentive compensation (including stock option grants) pursuant to the terms of any True North or Bozell employee benefit plan applicable to executives, key employees or other senior management for any period after the Effective Time.

  True North has agreed that, except as otherwise required by law or as is necessary for the Bozell Profit Sharing Plan or the Bozell Stock Bonus Plan to satisfy the qualification requirements of Section 401 of the Code, neither True North nor any Subsidiary will take any action, including, but not limited to, amending, merging or otherwise altering the Bozell Profit Sharing Plan or the Bozell Stock Bonus Plan, which allows the reallocation of any or all of the assets of the Bozell Stock Fund (as such term is defined in the Bozell Profit Sharing Plan) or the Bozell Stock Bonus Plan from the account of any Current Bozell Plan Participant (as hereinafter defined) to the account of any individual who is not a Current Bozell Plan Participant, other than at the election of the Current Bozell Plan Participant. As used in this Proxy Statement/Prospectus, the term "Current Bozell Plan Participant" means an individual who immediately prior to the Effective Time either (i) is a participant in the Bozell Profit Sharing Plan who has, as of such time, an account balance invested in the Bozell Stock Fund, or (ii) is a participant in the Bozell Stock Bonus Plan.

  True North has further agreed that with respect to benefits payable or provided to former employees of Bozell or any Subsidiary of Bozell who have retired or otherwise terminated service before the Effective Time, neither True North nor any subsidiary of True North (including, without limitation, the Surviving Corporation) will take or cause to be taken after the Effective Time any action to reduce or adversely affect such benefits, including, without limitation, retiree health, medical and life insurance benefits, from the level and terms on which any such benefits are provided to such former employees of Bozell or its Subsidiaries on the date hereof except to the extent that Bozell or its Subsidiaries had the authority to do so on the date of the Merger Agreement.

  For purposes of eligibility to participate and vesting, and eligibility for and accrual of benefits, under all True North employee benefit plans (except, with respect to accrual of benefits under any such plan that is a defined benefit pension plan) that may become applicable to any employee of Bozell or its Subsidiaries, all service of any such employee with Bozell or any of its Subsidiaries (or a predecessor of any thereof) prior to the Effective Time will, after the Effective Time, be treated as service with the Surviving Corporation, True North

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or their Subsidiaries (as applicable), to the same extent that service with
Bozell or any of its Subsidiaries prior to the Effective Time is taken into account under the Bozell employee benefit plans. With respect to participation of employees of Bozell or its Subsidiaries and their dependents in True North employee benefit plans, True North and its Subsidiaries will, or will cause the applicable True North employee benefit plans to (i) waive any waiting or affiliation periods and any pre-existing condition and actively-at-work exclusions (or other similar limitations on participation) otherwise applicable after the Effective Time to Bozell Employees or their dependents, (ii) waive any evidence of insurability requirements and (iii) provide that all claims and expenses of employees of Bozell or its Subsidiaries and their dependents during any plan year within which the Effective Time occurs shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions (and like adjustments or limitations on coverage) under such plans.

INDEMNIFICATION; DIRECTORS AND OFFICERS INSURANCE

  (a) From and after the Effective Time, True North has agreed to cause the Surviving Corporation to exculpate, indemnify and hold harmless any person who is at the Effective Time, or was at any time prior thereto, an officer or director of Bozell and its Subsidiaries ("Indemnified Parties") to the same extent such persons were as of the date of the Merger Agreement exculpated and indemnified by Bozell pursuant to the Bozell Charter and Bozell's Bylaws for acts or omissions occurring at or prior to the Effective Time.

  (b) Any Indemnified Party wishing to claim such indemnification, upon learning of any claim, action, suit, proceeding or investigation subject to indemnification thereunder, shall promptly notify the Surviving Corporation thereof. An Indemnified Party may select counsel to represent him or her in connection with any of the foregoing, which counsel must be reasonably acceptable to the Surviving Corporation, and the Surviving Corporation will cooperate in the defense of any such matter; provided that the Surviving Corporation will not be liable for any settlement effected without its written consent; and provided that the Surviving Corporation will not be obligated to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single matter except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such matter. The Surviving Corporation will not have any obligation hereunder to an Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

  The Merger Agreement also requires True North to cause the Surviving Corporation to provide, for an aggregate period of not less than six years after the Effective Time, Bozell's directors and officers an insurance and indemnification policy ("D&O Insurance") that provides coverage for events occurring prior to the Effective Time that is no less favorable than Bozell's policy in effect as of the date of the Merger Agreement or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that the Surviving Corporation is not required to pay an annual premium for D&O Insurance in excess of 175% of the last annual premium paid prior to the date of the Merger Agreement, but in such case is required to purchase as much coverage as possible for such amount.

MANAGEMENT AND OPERATION OF TRUE NORTH

  The Merger Agreement provides that, at the Effective Time, by reason of their election at the True North Special Meeting, the True North Board is to be comprised of 12 members as follows: six directors selected by the True North Board (Bruce Mason and J. Brendan Ryan and four non-employee directors of True North other than the Publicis Designee, which have been determined to be Richard S. Braddock, Stephen T. Vehslage, Richard P. Mayer and Michael E. Murphy); five directors selected by the Bozell Board (Charles D. Peebler, Jr., Leo-Arthur Kelmenson and David A. Bell and two non-employee directors of Bozell, which have been determined to be W. Grant Gregory and Donald M. Elliman, Jr.); and only for so long as Publicis is contractually entitled to cause its designee to serve as a director on the True North Board, the Publicis Designee is to be a twelfth director. The Merger Agreement also establishes the initial composition of the committees of the True North Board following the Effective Time. See "ELECTION OF DIRECTORS OF TRUE NORTH--Election of Directors."

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

  Effective as of the Effective Time, Mr. Mason will serve as Chief Executive Officer of True North, Mr. Peebler will serve as President of True North, and Mr. Braddock will serve as a non-executive Chairman of the Board of True North. The Merger Agreement further provides that the chief executive officers of FCB and other advertising Subsidiaries and Bozell's Bozell Worldwide Subsidiary will be Mr. Ryan and Mr. Bell, respectively, and both of such chief executive officers will report to Mr. Mason. The chief executive officers of True North's and Bozell's remaining direct non-agency Subsidiaries will report to Mr. Peebler. Compensation and other matters for each of Mr. Mason, Mr. Peebler and Mr. Braddock are set forth in their respective Employment Agreements entered into as of the date of the Merger Agreement (but effective as of the Effective
Time). The Merger Agreement provides that Mr. Mason and Mr. Peebler will be responsible for presenting to the True North Board no later than February 28, 1999, a plan of management succession for each of their respective positions within True North. See "THE MERGER--Interests of Certain Persons in the Merger."

AMENDMENT

  The Merger Agreement may be amended by the parties thereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of True North and Bozell, but, after any such approval, no amendment may be made which by law requires further approval by such stockholders without such further approval.

WAIVER

  At any time prior to the Effective Time, the Merger Agreement permits the parties thereto to: (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto; (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto; and (iii) waive compliance with any of the agreements or conditions contained therein which may legally be waived; in each case pursuant to a written instrument.

GOVERNING LAW

  The Merger Agreement provides that it shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

                            STOCKHOLDERS AGREEMENTS

  The holders of 13,122,434 shares of Bozell Class B Common Stock outstanding at the close of business on the Bozell Record Date (approximately 35.1% of the voting power of the shares of Bozell Common Stock then outstanding) have signed stockholders agreements obligating them (without receipt of monetary consideration) to vote in favor of the Merger and adoption of the Merger Agreement.

  The holders of 185,967 shares of True North Common Stock outstanding at the close of business on the True North Record Date (approximately 0.74% of the shares of True North Common Stock then outstanding) have signed stockholders agreements obligating them (without receipt of monetary consideration) to vote in favor of all matters to be presented by the True North Board at the True North Special Meeting.

                     DESCRIPTION OF TRUE NORTH COMMON STOCK

CAPITAL STOCK

  The current authorized capital stock of True North consists of 50,000,000 shares of True North Common Stock, and 100,000 shares of Preferred Stock, par value $1.00 per share ("True North Preferred Stock"), of which 45,000 are designated "Series A Junior Participating Preferred Stock." At June 30, 1997, 25,025,303 shares of True North Common Stock and no shares of True North Preferred Stock were issued and outstanding and 242,881 shares of True North Common Stock were held as treasury stock. At September 1, 1997, 3,227,278 shares of True North Common Stock were reserved for issuance upon exercise of outstanding options and 25,000

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

shares of Series A Preferred Stock were reserved for issuance upon the exercise of True North Rights. The Charter Amendment, which will be considered at the True North Special Meeting, would increase the authorized shares of True North Common Stock from 50,000,000 to 90,000,000. See "PROPOSAL TO APPROVE TRUE NORTH CHARTER AMENDMENT."

  The True North Board is authorized, without any further action by the stockholders, to designate series of True North Preferred Stock and determine the rights, preferences, privileges and restrictions of each series. The True North Board may issue True North Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of True North Common Stock, and which could, among other things, have the effect of delaying, deterring or preventing a change in control of True North.

VOTING RIGHTS

  The holders of True North Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. The holders of a majority of the outstanding shares of True North Common Stock represented at a meeting at which a quorum is present may elect all directors to be elected at the meeting.

DIVIDENDS AND OTHER RIGHTS

  The holders of the True North Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the True North Board out of the assets of True North legally available therefor. In the event of the liquidation, dissolution or winding up of True North, the holders of True North Common Stock are entitled, after payment or provisions for payment of debts and other liabilities, to share ratably in the remaining net assets. There are no preemptive rights or redemption or sinking fund provisions applicable to the True North Common Stock. All outstanding shares of True North Common Stock are fully paid and nonassessable, and the shares of True North Common Stock issuable in the Merger will be fully paid and nonassessable. The dividends and liquidation rights of holders of True North Common Stock are subject to the rights and preferences of the holders of shares of any series of True North Preferred Stock which True North may issue in the future.

ANTI-TAKEOVER PROVISIONS

  The DGCL, the True North Charter, True North's Bylaws and the Rights Agreement dated as of November 16, 1988 (the "True North Rights Agreement") between Foote, Cone & Belding Communications, Inc. (now known as True North) and Harris Trust and Savings Bank, as Rights Agent, contain provisions that could discourage or make more difficult a change of control of True North. Such provisions are designed to protect the stockholders of True North against coercive, unfair or inadequate tender offers and other abusive takeover tactics and to encourage any person contemplating a business combination with True North to negotiate with the True North Board for the fair and equitable treatment of all stockholders of True North.

  Bylaws. The True North Bylaws provide that nominations for the election of directors may be made only by the True North Board or by a committee appointed by the True North Board or by any stockholder entitled to vote at the applicable meeting pursuant to notice (a "Stockholder Nomination Notice") timely delivered to True North. To be timely delivered, a Stockholder Nomination Notice must be received by the Secretary of True North not less than 50 nor more than 90 days prior to the applicable meeting, unless less than 60 days' notice or prior public disclosure of the date of such meeting has been given or made, in which case a Stockholder Nomination Notice must be so received not later than the close of business on the 10th day following the day on which such notice was mailed or such public disclosure was made, whichever first occurs. Each Stockholder Nomination Notice must contain specified information, including the name and address of the stockholder, a representation that such stockholder will be entitled to vote at such meeting and intends to appear in person or by proxy to nominate the person(s) specified in such Stockholder Nomination Notice, the name and address of each such nominee, a description of all arrangements or understandings between such stockholder and each such nominee and any other person pursuant to which the nomination(s) are to be made by such stockholder and such other information regarding such nominee as would be required to be included in a proxy statement filed under the Exchange Act; the consent of each such nominee to serve if elected must also be submitted.

  Stockholder Rights Plan. Pursuant to the True North Rights Agreement, each holder of an outstanding share of True North Common Stock has received, and each person receiving a whole share of True North Common Stock constituting a portion of the Share Issuance will receive, one True North Right entitling the holder thereof to purchase from True North, at a price of $42.50, subject to adjustment (the "True North Purchase Price"), one two-thousandth of a share of True North Series A Preferred Stock.

  Until the earlier to occur of (i) 10 business days after the first public announcement that a person or group (other than a True North related entity and except for Publicis or any affiliate of Publicis unless Publicis shall become the beneficial owner of 25% (the "Publicis Threshold") or more of the outstanding shares of True North Common Stock ) has become the beneficial owner of 20% or more of the outstanding shares of True North Common Stock (an "Acquiring Person") or (ii) 10 business days (unless extended by the True North Board in accordance with the True North Rights Agreement) after the commencement of, or the first public announcement of the intention to make, a tender or exchange offer the consummation of which would result in any person or group (other than a True North related entity) becoming the beneficial owner of 30% or more of the outstanding shares of True North Common Stock (the earlier of the dates specified in clause (i) and (ii) being the "True North Distribution Date"), the True North Rights will be evidenced by certificates representing True North Common Stock, will be transferable only with the True North Common Stock and will not be exercisable. After the True North Distribution Date, the True North Rights become exercisable, and separate certificates evidencing the True North Rights will be mailed to the registered holders of outstanding shares of True North Common Stock. Such separate certificates will thereafter constitute the sole evidence of the True North Rights.

  After the True North Rights become exercisable, in the event that any person or group (other than a True North related entity) becomes the beneficial owner of 30% or more of the outstanding shares of True North Common Stock (unless such person or group becomes the owner of 85% or more of the outstanding shares of True North Common Stock through a cash tender offer for all of the outstanding shares of True North Common Stock), or in the event that True North is the surviving corporation in a merger with an Acquiring Person or affiliate or associate thereof and the shares of True North Common Stock are not changed or exchanged, or in the event that the Acquiring Person engages in certain self-dealing transactions specified in the Rights Agreement, proper provision will be made so that each registered holder of a True North Right will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current True North Purchase Price multiplied by the number of one two-thousandths of a share of True North Series A Preferred Stock for which a True North Right is then exercisable, the number of shares of True North Common Stock having a market value of two times such price. After the occurrence of the event described in the preceding sentence, all True North Rights which are, or under circumstances specified in the True North Rights Agreement were, beneficially owned by such person or group will be void. In addition, after the True North Rights become exercisable, if True North is acquired in a merger or other business combination or if 50% or more of True North's assets or earning power are sold or transferred, proper provision will be made so that each registered holder of a True North Right (except True North Rights which have become void) will thereafter have the right to receive, upon the exercise thereof at a price equal to the then current True North Purchase Price multiplied by the number of one two-thousandths of a share of True North Series A Preferred Stock for which a True North Right is then exercisable, the number of common shares of the acquiring company which at the time of such transaction will have a market value of two times such price.

  Under certain circumstances, True North may redeem the True North Rights, in whole, but not in part, at a price of $.005 per True North Right or exchange the True North Rights (except Rights which have become void), in whole or in part, at an exchange ratio of one share of True North Common Stock per True North Right, in each case subject to adjustment. The True North Rights will expire on November 28, 1998, unless earlier redeemed or exchanged or unless such expiration date is extended by the True North Board.

  DGCL. Section 203 of the DGCL prohibits generally a public Delaware corporation, including True North, from engaging in a Business Combination with an Interested Stockholder for a period of three years after the

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

date of the transaction in which an Interested Stockholder became such, unless:
(i) the board of directors of such corporation approved, prior to the date such Interested Stockholder became such, either such Business Combination or such transaction; (ii) upon consummation of such transaction, such Interested Stockholder owns at least 85% of the voting shares of such corporation (excluding specified shares); or (iii) such Business Combination is approved by the board of directors of such corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting shares of such corporation (excluding shares held by such Interested Stockholder). A "Business Combination" includes (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an Interested Stockholder, (ii) certain transactions resulting in the issuance or transfer to an Interested Stockholder of any stock of such corporation or its subsidiaries and (iii) other transactions resulting in a disproportionate financial benefit to an Interested Stockholder. An "Interested Stockholder" is a person who, together with its affiliates and associates, owns (or within a three-year period did own) 15% or more of a corporation's stock entitled to vote generally in the election of directors.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the True North Common Stock is First Chicago Trust Company of New York.

AFTER THE MERGER

  Upon consummation of the Merger, assuming the approval at the True North Special Meeting of the Charter Amendment and the Stock Option Plan Amendment and assuming that no Bozell Stock Options or options to purchase True North Common Stock are exercised before the Effective Time, there will be approximately 9,776,303 shares of True North Common Stock available for future issuances, of which 4,312,028 shares will be reserved for issuance upon the exercise of outstanding options, and approximately 5,464,275 shares will be available for future option grants under the True North Stock Option Plan. See "PROPOSAL TO APPROVE AMENDMENT TO TRUE NORTH STOCK OPTION PLAN." There will also be 45,000 shares of Series A Preferred Stock reserved for issuance upon the exercise of True North Rights and 55,000 shares of True North Preferred Stock available for future designation and issuance. Unissued shares of True North Common Stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. True North does not currently have any plans to issue additional shares of True North Common Stock or True North Preferred Stock (other than shares of True North Common Stock which may be issued in the Merger or upon the conversion of the Warrants or pursuant to options granted under True North's Stock Option Plan or the Bozell Stock Plans).

  One of the effects of the existence of unissued and unreserved True North Common Stock and True North Preferred Stock may be to enable the True North to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of True North by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of True North's management and possibly deprive the stockholders of opportunities to sell their shares of True North Common Stock at prices higher than prevailing market prices. Such additional shares could also be used to dilute the stock ownership of persons seeking to obtain control of True North. See "PROPOSAL TO APPROVE TRUE NORTH CHARTER AMENDMENT."

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

  If the Merger is consummated, the stockholders of Bozell will become stockholders of True North. The rights of the stockholders of both True North and Bozell are governed by and subject to the provisions of the DGCL. The rights of current Bozell stockholders following the Merger will be governed by the True North Charter and True North's Bylaws rather than the provisions of the Bozell Charter and Bozell's Bylaws. The following is a brief summary of certain differences between the rights of True North stockholders and the rights of Bozell stockholders, and is qualified in its entirety by reference to the relevant provisions of the DGCL and to the True North Charter, True North's Bylaws, the Bozell Charter and Bozell's Bylaws.

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

NUMBER OF DIRECTORS

  The number of directors on the True North Board is set forth in True North's Bylaws, which provide that the number of directors shall consist of not less than nine nor more than 21 directors, as shall from time to time be determined by the True North Board. Under the True North Charter, the number of directors may not be less than three. The number of directors on the True North Board is currently fixed at nine, although in connection with the Merger, the True North Board has authorized an increase in the number of directors to twelve as of the Effective Time of the Merger. The number of directors on the Bozell Board is set forth in Bozell's Bylaws, which provide that the number of directors shall be not more than 20 directors, the exact number to be determined from time to time by resolution of the Bozell Board.

  True North's Bylaws provide that nominations for director may be made by a stockholder entitled to vote for the election of directors at a stockholders meeting only if written notice of such stockholder's intent to make such nominations at such meeting is received by the Secretary of True North in the manner and within the time period specified in True North's Bylaws. See "DESCRIPTION OF TRUE NORTH COMMON STOCK--Anti-Takeover Provisions--Bylaws." The Bozell Bylaws do not contain a similar provision.

POWER TO CALL SPECIAL MEETINGS

  True North's Bylaws provide that a special meeting of stockholders may be called by the True North Board, the Chairman of the True North Board or the President. Bozell's Bylaws provide that a special meeting of stockholders may be called by the Bozell Board or the Chief Executive Officer and shall be called by the Chief Executive Officer or Secretary at the written request of the holders of a majority of the shares issued and outstanding and entitled to vote.

VOTING RIGHTS

  Under the True North Charter, holders of True North Common Stock are entitled to full voting rights, with one vote for each share held of record on all matters submitted to a vote of stockholders. Under the Bozell Charter, holders of Bozell Class A Common Stock are entitled to 1.1 vote, and holders of Bozell Class B Common Stock are entitled to one vote, for each share of such stock held. The Bozell Class A Common Stock and the Bozell Class B Common Stock vote together as a single class for the election of directors and on each other matter on which Bozell stockholders are entitled to vote. In the case of each of True North and Bozell, holders of a majority of shares of common stock of such company outstanding and entitled to vote must be present in person or represented by proxy at any meeting of the stockholders of such company in order for a quorum to be present.

  Under True North's Bylaws, assuming a quorum is present at a meeting of stockholders, all elections and matters submitted to a vote of stockholders shall generally be decided by a plurality vote, except in certain instances such as where the DGCL provides that a particular vote shall be required for a specific action, including the adoption of (i) an agreement and plan of merger, which requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon, or (ii) an amendment of a certificate of incorporation, which requires the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote thereon and of a majority of the outstanding stock of each class entitled to vote thereon as a class. Bozell's Bylaws provide that an action, other than the election of directors, of the stockholders is authorized by the affirmative vote of a majority of the voting power of the outstanding shares of Bozell Common Stock cast at a meeting of stockholders by the holders of shares entitled to vote thereon, assuming a quorum at such meeting of stockholders. Directors are elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election.

APPRAISAL RIGHTS

  The holders of True North Common Stock will not, in the event of a merger or consolidation in which True North is not the survivor, be entitled to rights of appraisal of the fair market value of their True North Common Stock under
Section 262(b)(1) of the DGCL by virtue of True North Common Stock being listed on a national

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

securities exchange. In the case of the Merger, holders of Bozell Common Stock do have such rights of appraisal under the DGCL. See "APPRAISAL RIGHTS."

ACTION BY WRITTEN CONSENT

  The Bozell Charter permits the holders of Bozell Common Stock to consent in writing to any action without a meeting, provided such consent is signed by holders having at least the minimum number of votes required to authorize such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted. The True North Charter expressly prohibits action by written consent of stockholders.

RIGHTS AGREEMENT

  As described above under "DESCRIPTION OF TRUE NORTH COMMON STOCK--Anti-Takeover Provisions--Stockholder Rights Plan," the True North Rights Agreement may deter certain takeover proposals. Bozell does not have any similar plan.

                                APPRAISAL RIGHTS

  The following discussion is not a complete statement of the law pertaining to dissenters' rights under DGCL and is qualified in its entirety by reference to the full text of Section 262 of the DGCL setting forth the rights of stockholders who object to the Merger Agreement and the Merger. Stockholders wishing to exercise such appraisal rights or to preserve their rights to do so ("Dissenting Stockholders") should review the following discussion and the provisions of Section 262 of the DGCL with counsel. A copy of Section 262 of the DGCL is attached to this Proxy Statement/Prospectus as Annex V and is incorporated herein by reference. The failure of Dissenting Stockholders to comply in a timely and proper manner with the procedures set forth in the DGCL will result in the loss of appraisal rights with respect to the Merger.

  Section 262 of the DGCL sets forth the rights of stockholders of Bozell who object to the Merger Agreement. In general, as described in greater detail below, a stockholder objecting to the Merger Agreement who wishes to dissent must file a written notice of dissent prior to the vote on approval and adoption of the Merger Agreement, and, after such vote is taken, comply with
Section 262 to seek appraisal of the value of his or her Bozell Common Stock.

  Any holder of Bozell Common Stock who does not vote in favor of approval and adoption of the Merger Agreement (including any such holder who abstains from voting), or who duly revokes a vote in favor of such transaction, and (in either case) who objects to the Merger Agreement, may, if the Merger is consummated, obtain payment, in cash, for the appraised fair market value of such stockholder's shares of Bozell Common Stock immediately prior to the Merger by complying with the requirements of the DGCL. Holders of Bozell Common Stock are ineligible to exercise their appraisal rights unless they are stockholders on the Bozell Record Date, continue to hold such shares through the effective time of the Merger (the "Effective Time") and have not voted in favor of approval and adoption of the Merger Agreement.

  Before the taking of the vote on approval and adoption of the Merger Agreement at the Bozell Special Meeting, each Dissenting Stockholder must file with Bozell a written demand for appraisal of the value of his or her shares of Bozell Common Stock if the Merger is consummated. A written demand must be filed with Bozell by holders of Bozell Common Stock who wish to demand appraisal even if they vote against the Merger Agreement. Such written demand should be addressed to the attention of Valentine J. Zammit, Vice Chairman and Chief Financial Officer, at Bozell, Jacobs, Kenyon & Eckhardt, Inc., 40 West 23rd Street, New York, New York 10010.

  If the Merger Agreement is approved, within ten days after the Effective Time, the Surviving Corporation must provide written notice to each Dissenting Stockholder of the Effective Time and that appraisal rights are available for any or all of the shares of Bozell Common Stock. If the Dissenting Stockholders and the Surviving

Corporation cannot reach agreement as to the appraisal value of the Bozell Common Stock, the Surviving Corporation or any Dissenting Stockholder, within 120 days after the Effective Time of the Merger, may file a petition in the Court of Chancery in Delaware demanding a determination of the value of the Bozell Common Stock. Within such 120 day period, any Dissenting Stockholder is entitled to receive upon request from the Surviving Corporation a statement setting forth the aggregate number of shares not voted in favor of approval and adoption of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. This written statement must be mailed to the Dissenting Stockholder within ten days after written request is received by the Surviving Corporation. Further, at any time within 60 days after the Effective Time of the Merger, any Dissenting Stockholder has the right to withdraw his demand for appraisal and accept the terms offered upon the Merger.

  Following the filing of a petition in the Court of Chancery for an appraisal of the value of the Bozell Common Stock, the Court shall determine the stockholders who have complied with Section 262 and are entitled to appraisal rights. The Court may demand that Dissenting Stockholders submit their certificates of stock to the Registry in Chancery for notation thereon of the pendency of the appraisal proceedings and may dismiss the proceedings as to any Dissenting Stockholder failing to comply with such request. The Court will then appraise the Bozell Common Stock determining the fair value thereof immediately prior to the Merger exclusive of any element of value arising from the accomplishment or expectation of the Merger together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The Court is authorized by the DGCL to take into account all relevant factors. Upon determination of the fair value, the Court shall then direct the Surviving Corporation to pay the Dissenting Stockholders the fair value so determined. Interest may be simple or compound as the Court may direct.

  A vote against the Merger Agreement does not constitute a "written demand" filed by a Dissenting Stockholder. A Dissenting Stockholder's abstention from voting on the Merger Agreement or failure to specify any vote on the accompanying proxy will not constitute a waiver of such stockholder's rights under the DGCL, provided that a written demand has been properly filed. A vote in favor of approval and adoption of the Merger Agreement will constitute a waiver of such stockholder's appraisal rights, however, even if a written demand has been filed.

                      ELECTION OF DIRECTORS OF TRUE NORTH

  The Merger Agreement provides that the respective obligations of True North, Bozell and CAC to effect the Merger are subject, among other things, to the election of directors as specified in the Merger Agreement at the True North Special Meeting. The Merger Agreement further provides that, at the Effective Time, by reason of their election at the True North Special Meeting, the True North Board is to be comprised of 12 members as follows: six directors selected by the True North Board, five directors selected by the Bozell Board and the Publicis Designee (for so long as Publicis shall be entitled to designate a director). Pursuant to such terms of the Merger Agreement, the True North Board has selected Bruce Mason, J. Brendan Ryan, Richard S. Braddock, Stephen T. Vehslage, Richard P. Mayer and Michael E. Murphy to serve on the True North Board, and Bozell has selected Charles D. Peebler, Leo-Arthur Kelmenson, David
A. Bell, Donald M. Elliman, Jr. and W. Grant Gregory to so serve. See "THE MERGER AGREEMENT--Management and Operation of True North."

ELECTION OF DIRECTORS

  Under the True North Charter and Bylaws, the True North Board, by a vote of a majority of the True North Board, may increase or decrease the number of directors (but the number of directors shall in no event be less than three). The number of directors which currently constitutes the entire True North Board is nine, although in connection with the Merger, the True North Board has authorized an increase in the number of directors to 12 effective as of the Effective Time of the Merger. If elected, the twelve nominees will constitute all of the directors of True North commencing at the Effective Time. In the event that the Effective Time does not occur, the current directors of True North will continue to serve in such capacity.

  The True North Board intends that the shares represented by proxies will (unless authority to do so is withheld) be voted in favor of the election (contingent upon consummation of the Merger) as directors of the twelve nominees set forth in the following table to serve until the 1998 Annual Meeting and until their successors are duly elected and qualified. Gregory W. Blaine and Laurel Cutler, directors of True North since 1990, are not standing for reelection at the True North Special Meeting. Directors are elected by a plurality of the votes cast. The 12 nominees receiving the highest number of votes will be elected. If any nominee is unable to accept nomination or election, which the True North Board has no reason to anticipate, the shares represented by proxies will be voted for the election of such other person as the True North Board may recommend, subject to the terms of the Merger Agreement. See "THE MERGER AGREEMENT--Management and Operation of True North."

                                                                    TRUE NORTH
                                                                   COMMON STOCK
                                                                   BENEFICIALLY
                                                                      OWNED
                                                          DIRECTOR  OCTOBER 1,
           NAME, AGE AND PRINCIPAL OCCUPATION              SINCE     1997(1)
           ----------------------------------             -------- ------------
BRUCE MASON (57)........................................    1986     287,486
Chairman of the Board and Chief Executive Officer of
 True North; other senior executive positions with True
 North or subsidiaries for more than five years.
CHARLES D. PEEBLER, JR. (61)............................     --          --
Director, Chief Executive Officer and President of
 Bozell since January 1986; for a period of more than 20
 years prior thereto, Mr. Peebler served as a director,
 Chief Executive Officer and President of Bozell &
 Jacobs; Director of American Radio Systems and
 Ultrafem, Inc.
RICHARD S. BRADDOCK (55)................................    1994      33,900
Consultant; formerly a Partner, Clayton, Dubilier &
 Rice, Inc. 1994-1995;
 Chief Executive Officer of MEDCO 1993; President and
 other executive positions
 with Citicorp 1973-1992; Director of Eastman Kodak,
 Cadbury-Schweppes plc, E* Trade and AmTec, Inc.;
 Director and Non-Executive Chairman of Ion Laser
 Technology; Director of the Lincoln Center and Trustee
 of the Carver Research Institute.
DAVID A. BELL (54)......................................     --          --
Director, Vice Chairman and a member of the Executive
 Committee of Bozell since January 1986; President and
 Chief Executive Officer of Bozell Worldwide since 1994;
 prior to 1986, various senior executive positions with
 Bozell & Jacobs.
DONALD M. ELLIMAN, JR. (53).............................     --          --
Director of Bozell since 1991; President of SPORTS
 ILLUSTRATED since September 1992; various senior
 sales/marketing and publishing positions with Time Inc.
 since 1967.
W. GRANT GREGORY (56)...................................     --          --
Chairman of Gregory & Hoenemeyer, Inc., merchant
 bankers, since 1988; Retired as Chairman of the Board
 of Touche Ross & Co. in 1987; Director of Bozell since
 1987; Director of AMBAC Inc., HCIA Inc. and Inacom
 Corporation.
LEO-ARTHUR KELMENSON (70)...............................     --          --
Chairman of the Board and a director of Bozell since
 January 1986; Chairman of Bozell Worldwide; prior to
 1986, Chief Executive Officer and Chairman of the Board
 of Kenyon & Eckhardt; Director of Tower Air.
RICHARD P. MAYER (57)...................................    1997       8,333
Retired; formerly Chairman and Chief Executive Officer
 and other senior executive positions with Kraft General
 Foods North America for more than five years; Director
 of Brown-Forman Corporation and Dean Foods Company.

                                                                    TRUE NORTH
                                                                   COMMON STOCK
                                                                   BENEFICIALLY
                                                                      OWNED
                                                          DIRECTOR  OCTOBER 1,
           NAME, AGE AND PRINCIPAL OCCUPATION              SINCE     1997(1)
           ----------------------------------             -------- ------------
MICHAEL E. MURPHY (60)..................................    1997       2,333
Director and senior executive positions with Sara Lee
 Corporation for more than five years; Director of GATX
 Corporation, Payless Shoe Source, Inc., Bassett
 Furniture Industries, Inc. and American General
 Corporation.
J. BRENDAN RYAN (54)....................................    1994      82,325
Chairman and Chief Executive Officer of Foote, Cone &
 Belding Worldwide; other senior executive positions
 with True North or subsidiaries for more than five
 years; Director of Capstone Pharmacy Services, Inc.
STEPHEN T. VEHSLAGE (57)................................    1975      33,300
Consultant; formerly Senior Vice President, Corning
 Franklin Health Inc. 1995-1996; various senior
 executive positions with IBM Corporation for more than
 five years.
ALI WAMBOLD (43) (2)....................................    1997       1,333
Managing Director of Lazard Freres & Co. LLC in New York
 and of Lazard Brothers & Co., Ltd. in London for more
 than five years; Director of The Albert Fisher Group
 PLC, Tomkins PLC and Corporate Partners and Lazard
 S.p.A. (Milan).
All directors and executive officers of True North as a
 group (14 persons).....................................     --      719,390(3)

--------
(1) Includes shares of True North Common Stock which certain nominees have the right to acquire under True North's Stock Option Plan or Outside Director Stock Option Plan prior to December 1, 1997 as follows: Mr. Mason, 184,280 shares; Mr. Braddock, 33,900 shares; Mr. Ryan, 72,620 shares; Mr. Vehslage, 30,500 shares; Mr. Mayer, 1,333 shares; Mr. Murphy, 1,333 shares; Mr. Wambold, 1,333 shares; all directors and executive officers of True North as a group, 466,659 shares. Each of the individuals named in the table has sole voting and investment power with respect to all beneficially owned shares. Except for the 1.1% of the shares of True North Common Stock that Mr. Mason beneficially owns, no other director, executive officer or director nominee beneficially owns as much as 1% of True North Common Stock.
(2) Nominated pursuant to an Agreement, dated May 19, 1997 (the "Publicis Agreement"), under which Publicis has the contractual right to have its designee nominated and elected to serve as a director of the True North Board at any time that Publicis owns at least 18% of the outstanding shares of True North Common Stock. The Publicis Agreement provides that True North shall fulfill its obligations pursuant to such Publicis right by including Publicis' nominee in the slate of nominees recommended by the True North Board to stockholders for election of directors at each annual meeting of True North stockholders if Publicis owns at least 18% of the outstanding shares of True North Common Stock at the time of slating of such nominees, and by using its reasonable best efforts to cause the shares for which True North's management or the True North Board holds proxies or is otherwise entitled to vote to be voted in favor of such Publicis nominee. The Publicis Agreement further provides that if, as a result of the issuance of shares of True North Common Stock, Publicis shall own less than 18% of the outstanding shares of True North Common Stock at the time of slating of the nominees recommended by the True North Board to its stockholders for election of directors at any annual meeting of stockholders of True North, True North shall give Publicis written notice of the slating of directors and that Publicis owns less than 18% of the outstanding shares of True North Common Stock, and if, within five business days of receipt of such notice, Publicis gives written notice to True North stating that Publicis intends to purchase additional shares of True North Common Stock such that Publicis will own at least 18% of the outstanding shares of True North Common Stock within six months of the date of such notice, True North shall continue to fulfill its obligations set forth above for such six month period, provided, however, that if Publicis does not effect such purchases within such six month period, Publicis, at the request of True North, shall cause its designee on the True North Bard to immediately resign. Following such resignation, the foregoing obligations of True North shall terminate.
(3)Equal to 2.9% of True North Common Stock.

  The True North Board met seven times during 1996. Employee directors receive no compensation for their services on the True North Board or committees thereof except that they may become eligible for a benefit under True North's Directors Part-Time Employment Agreement. Under this Agreement, an employee director between the ages of 55 and 65 may continue employment on a part-time basis and receive part-time salary payments for five years up to the attainment of age 65. Part-time salary is determined as 45% of the highest five year average compensation (salary plus variable incentive compensation) during the prior 10 years of full time employment, reduced by 1/30 for each year of service less than 30 years.

  Directors who are not employees of True North or any of its subsidiaries are paid $23,000 annually for their services. A per diem allowance of $2,000 is paid to non-employee directors for attendance at True North Board meetings, meetings of committees of the Board, work on special assignments or requested attendance at other management meetings. Aggregate per diem payments to such directors in 1996 were $252,000. True North directors may elect to voluntarily defer all or a part of their annual retainer and per diem. Amounts deferred are paid to the director at the time they leave the Board. The Outside Director Stock Option Plan provides for 10 year grants of options on True North Common Stock to outside directors in proportion to the total of their annual retainer and per diem allowance. The basis for the number of options granted is a formula tied to annual growth in the net income of True North. Under the formula terms of this Plan, no options were granted to directors for 1996. An option grant of 4,000 shares is also made to each new director upon his or her election to the True North Board. Mr. Mayer and Mr. Murphy each received options to purchase 4,000 shares upon their election to the True North Board in May 1997. In June 1996, Mr. Vehslage received an option to purchase up to 15,000 shares of True North Common Stock at an exercise price of $24.125 per share, such grant being related to his work on the True North Special Committee. In January 1997, Mr. Braddock received an option to purchase up to 15,000 shares of True North Common Stock at an exercise price of $22.00 per share, such grant being related to his work on the True North Special Committee. Stock options awarded under this Plan are immediately exercisable with respect to one-third of the shares covered thereby and an additional one-third of shares covered thereby become exercisable on each of the next two anniversaries of the date of grant. The Outside Director Retirement Plan provides a retirement benefit to outside directors after five years of Board service. The annual benefit is equal to a specified percentage of the annual retainer calculated at 5% times each year of Board service plus 5% times each year that net income growth of True North is 15% or more, subject to a maximum of 10 years. The annual benefit is paid for five years.

  Mr. Murphy and Ms. Cutler are members of True North's Audit Committee. The functions of this committee are to (i) review and approve True North's internal audit program and the system of internal controls, (ii) to select independent public accountants for recommendation to the True North Board and stockholders for approval, and (iii) to review with such accountants the scope and results of the annual audit. True North's Audit Committee met three times during 1996.

  Messrs. Vehslage, Braddock and Mayer are members of the True North Compensation Committee. The functions of this committee are to determine the compensation and all other terms of employment or service, including the grant of options, for directors and officers of True North. The True North Compensation Committee met four times during 1996.

  Messrs. Vehslage, Braddock and Mayer are members of True North's Nominating Committee. The function of this committee is to recommend to the full True North Board nominees for election as directors. True North's Nominating Committee met four times during 1996. Stockholders may recommend director candidates for consideration by this committee. Any recommendations by stockholders to the committee for nominees for election at the 1998 Annual Meeting must be submitted in a written notice to the Secretary of True North at least 30 days but no more than 90 days prior to March 31, 1998. True North's Bylaws provide, in general, that stockholders may directly nominate one or more persons for election as directors at a meeting of stockholders only if written notice of the stockholder's intent to make such nomination is received by the Secretary of True North at least 50 days but no more than 90 days before the date such meeting. See "DESCRIPTION OF TRUE NORTH COMMON STOCK."

  THE TRUE NORTH BOARD RECOMMENDS, WITH ONE DIRECTOR DISSENTING, THAT THE STOCKHOLDERS OF TRUE NORTH VOTE FOR EACH OF THE NOMINEES LISTED ABOVE.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

  The following table shows each person or group of persons known to the management of True North to be the beneficial owner of more than five percent of the outstanding shares of True North Common Stock as of the True North Record Date:

                                                     AMOUNT AND NATURE  PERCENT
                                                       OF BENEFICIAL      OF
NAME AND ADDRESS                                         OWNERSHIP       CLASS
----------------                                    ------------------- -------
Publicis Communication
 133 Champs Elysees
 75008 Paris, France............................... 4,658,000 shares(1)  18.43%
GeoCapital Corporation
 767 Fifth Avenue
 New York, New York 10153.......................... 2,270,700 shares(2)   8.98%

--------
(1) Based upon information furnished by Publicis in a Schedule 13D filed with the SEC on November 18, 1997. According to such information, Publicis has sole voting and investment power with respect to such shares.
(2) Based upon information furnished by GeoCapital Corporation in a Schedule 13G filed with the SEC on February 15, 1997. According to such information, GeoCapital Corporation has sole investment power, but does not have voting power, with respect to such shares.

EXECUTIVE COMPENSATION

  The Summary Compensation Table shows the compensation for the past three fiscal years of True North for the Chief Executive Officer and the four other most highly compensated executive officers for the fiscal year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                  ANNUAL
                               COMPENSATION      LONG TERM COMPENSATION
                          ---------------------- -----------------------
                                                    AWARDS     PAYOUTS
                                                 ------------ ----------
                                                  SECURITIES              ALL OTHER
NAME AND PRINCIPAL                                UNDERLYING     LTIP    COMPENSATION
POSITION                  YEAR  SALARY   BONUS   OPTIONS/SARS PAYOUTS(1)     (2)
------------------        ---- -------- -------- ------------ ---------- ------------
Bruce Mason.............  1996 $600,000 $400,000    42,000          --   $511,759
Chairman and Chief        1995 $600,000 $580,000    46,200     $210,000  $451,326
 Executive Officer        1994 $600,000 $630,000    53,000     $225,000  $420,457
J. Brendan Ryan.........  1996 $529,167 $400,000    22,300          --   $249,526
Chairman and CEO          1995 $439,583 $460,000    27,500     $160,000  $253,190
 Foote, Cone & Belding,
 Worldwide                1994 $394,166 $600,000    16,600     $250,000  $211,356
Gregory W. Blaine.......  1996 $400,000 $200,000    13,100          --   $134,922
Chairman and Chief        1995 $325,000 $240,000    16,500     $115,000  $147,810
 Executive Officer of TN  1994 $325,000 $340,000    13,400     $162,000  $149,380
 Technologies Inc.
Mitchell T. Engel.......  1996 $323,358 $175,000     9,800          --   $ 50,022
President, Associated     1995 $286,500 $285,000     2,600     $117,000  $ 46,005
 Communications           1994 $280,250 $ 90,000     6,000     $ 35,000  $ 57,823
 Companies and
 Corporate Operations
Terry M. Ashwill(3).....  1996 $380,000      --     30,500          --   $167,932
Executive Vice
 President,               1995 $380,000 $280,000    37,400     $135,000  $180,988
 Chief Financial Officer  1994 $375,000 $395,000    31,800     $190,000  $180,101

--------
(1) Amounts shown in this column are the total Deferred Variable Incentive Compensation awarded in the year shown. Upon award, this is 20% vested and vests an additional 20% at each of the next four anniversaries of the date of the award. There were no awards made to named executives for 1996.

(2) Amounts shown in this column are for True North's contributions and accruals under compensation and benefit programs for the named executives. The amounts are as follows:
    True North's contribution to the True North Profit Sharing-Retirement Plan was $5,496 for 1996 for each of the named executives.
    True North's matching contribution to the True North Stock Purchase Plan was $4,904 for 1996 for each of the named executives.
    True North's matching contribution to the True North Stock Purchase Integration Plan for 1996, was $37,788 for Mr. Mason, $30,190 for Mr. Ryan, $18,120 for Mr. Blaine, $16,476 for Mr. Engel and $18,538 for Mr. Ashwill.
    True North's contribution to the True North Profit Sharing Integration Plan for 1996 was $44,509 for Mr. Mason, $36,314 for Mr. Ryan, $21,162 for Mr. Blaine, $19,838 for Mr. Engel and $21,822 for Mr. Ashwill.
    The amount accrued under True North's Directors Part-Time Employment Agreement for 1996 was $406,391 for Mr. Mason, $163,851 for Mr. Ryan, $74,857 for Mr. Blaine, and $117,172 for Mr. Ashwill. Mr. Engel is a participant in this program, but his accrual did not start until 1997.
    True North paid the following amounts for life insurance for the named executives for 1996: $12,671 for Mr. Mason, $8,771 for Mr. Ryan, $10,383 for Mr. Blaine and $3,309 for Mr. Engel.
(3) Mr. Ashwill resigned in March 1997.

STOCK OPTIONS

  During 1996, stock option grants covering 576,400 shares were awarded to 181 key employees under the True North Stock Option Plan. Each grant was made at the fair market value on the date of the award, vests over five years and is exercisable over ten years. The option grants in 1996 for the named executive officers are shown in the following table.

                                                                           POTENTIAL
                                                                          REALIZABLE
                                                                       VALUE AT ASSUMED
                                                                        ANNUAL RATES OF
                                                                          STOCK PRICE
                                                                       APPRECIATION FOR
                                     INDIVIDUAL GRANTS(1)                 OPTION TERM
                         -------------------------------------------- -------------------
                         NUMBER OF
                         SECURITIES  PERCENT OF
                         UNDERLYING TOTAL OPTIONS
                          OPTIONS    GRANTED TO   EXERCISE
                          GRANTED   EMPLOYEES IN   PRICE   EXPIRATION
NAME                        (#)      FISCAL YEAR   ($/SH)     DATE     5%($)     10%($)
----                     ---------- ------------- -------- ---------- -------- ----------
Bruce Mason.............   42,000        7.3%     $19.250   2/13/06   $508,461 $1,288,541
J. Brendan Ryan.........   22,300        3.9%     $19.250   2/13/06   $269,969 $  684,154
Gregory W. Blaine.......   13,100        2.3%     $19.250   2/13/06   $158,592 $  401,902
Mitchell T. Engel.......    9,800        1.7%     $19.250   2/13/06   $118,641 $  300,660
Terry M. Ashwill........   30,500        5.3%     $19.250   2/13/06   $369,240 $  935,726

                       OPTION GRANTS IN LAST FISCAL YEAR

--------
(1) Options were granted at market price on the date of grant (2/13/96). All options are exercisable at a rate of 20% per year beginning on the first anniversary of the date of grant.

  The exercised options during 1996, number of options held and their value at year end for the named executives officers are shown in the following table:

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                  NUMBER OF
                                                 SECURITIES
                                                 UNDERLYING        VALUE OF
                                                 UNEXERCISED    UNEXERCISED IN-
                                                 OPTIONS AT    THE-MONEY OPTIONS
                              SHARES               FY- END         AT FY-END
                             ACQUIRED  VALUE   --------------- -----------------
                                ON    REALIZED  EXERCISABLE/     EXERCISABLE/
NAME                         EXERCISE   ($)     UNEXERCISABLE    UNEXERCISABLE
----                         -------- -------- --------------- -----------------
Bruce Mason.................       0  $      0 128,340/151,360 $747,685/$488,742
J. Brendan Ryan.............       0         0  48,940/ 69,460 $295,291/$223,452
Gregory W. Blaine...........       0         0  32,340/ 42,380 $199,632/$125,333
Mitchell T. Engel...........       0         0  16,120/ 16,680 $132,507/$ 40,954
Terry M. Ashwill............  16,602  $180,547  67,998/101,100 $365,196/$302,518

OTHER AGREEMENTS

  The following directors and named executive officers entered into employment agreements with True North since January 1, 1996.

  Mr. Mason entered into an employment agreement with True North in July 1996 that provides for annual renewals through December 31, 1999. The agreement provides for minimum base salary and bonus of $1,000,000 per year beginning with calendar year 1996. Should Mr. Mason elect not to renew the agreement prior to July 1, 1997, Mr. Mason would receive $1,000,000/year through December 31, 1999. Should True North not renew the contract or involuntarily terminate Mr. Mason without cause, Mr. Mason would receive $1,350,000 per year through December 31, 1999. The agreement also provides for full vesting of stock options should termination occur prior to December 31, 1999. At the expiration of payments described above, Mr. Mason would be entitled to a benefit under True North's Directors Part-Time Employment Agreement. This benefit would provide 45% of Mr. Mason's five-year final average salary (base plus incentive compensation). The amount determined would be payable annually for five years. At the Effective Time of the Merger, this employment agreement will terminate, and the Mason Employment Agreement will become effective. See "THE MERGER-- Interests of Certain Persons in the Merger."

  Mr. Ryan entered into an employment agreement with True North in December 1996. See "THE MERGER--Interests of Certain Persons in the Merger."

  Mr. Blaine entered into an employment agreement with True North in October 1996 covering the period through December 31, 1997 and renewable for one-year periods thereafter. The agreement provides for a minimum incentive compensation payment of $200,000 for 1996. No other incentive compensation amounts were guaranteed under this agreement. Should True North terminate Mr. Blaine without cause prior to the end of the agreement, base salary would continue through the term of the agreement but for no less than a minimum of 12 months. He would also be entitled to a pro rata incentive compensation payment for the year of termination or, if higher, the average of the three years' incentive compensation awarded in the years prior to termination. In the case of an involuntary termination by True North without cause or a voluntary termination by Mr. Blaine, deferred compensation accounts and stock options would be fully vested on his behalf. In addition, at the conclusion of the salary payments, Mr. Blaine would be entitled to a full benefit under the Directors Part-Time Employment Agreement. This benefit would provide 45% of Mr. Blaine's five-year final average salary (base plus incentive compensation). The amount determined would be payable annually for five years.

  Mr. Engel entered into an employment agreement with True North in January 1997 covering the period through December 31, 1999 and renewable for one-year periods thereafter. Should True North involuntarily terminate Mr. Engel without cause or should Mr. Engel terminate his employment for certain enumerated reasons prior to the end of the agreement, base salary would continue through the term of the agreement, but for no less than a minimum of 12 months. Mr. Engel would also be entitled to a pro rata incentive compensation payment for the year of termination or, if higher, the average of the three year's incentive compensation awarded in the years prior to termination. In addition, deferred compensation accounts and stock options would be fully vested on his behalf. At the conclusion of the salary payments, Mr. Engel would be entitled to a pro rata benefit based on his years of service with True North, including the period salary payments are made per the termination provisions of this agreement, under True North's Directors Part-Time Employment Agreement as described above, regardless of any age or service restrictions of the plan. See "THE MERGER--Interests of Certain Persons in the Merger."

  Mr. Braddock entered into an employment agreement which will take effect at the Effective Time of the Merger. See "THE MERGER--Interests of Certain Persons in the Merger."

  Messrs. Mason, Ryan, Blaine and Engel are covered by True North's Asset Protection Plan. This plan provides for annual payments of base salary plus bonus (the highest bonus in the last three years) for three years if termination of the executive occurs as a result of a change in control of True North. Each executive would also be entitled to a pro rata benefit based on his years of service at the time of termination under True North's Directors Part-Time Employment Agreement as described above regardless of any age or service restrictions of the plan.

  On January 22, 1997 Jack Balousek and Craig Wiggins resigned their positions and directorships with True North. Separation agreements were negotiated by the outside directors constituting the True North Compensation Committee. The separation agreements were filed in a separate disclosure with the SEC on February 14, 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Mr. Vehslage, Newton N. Minow, Louis E. Scott and William A. Schreyer served as True North's Compensation Committee during 1996. Mr. Scott is a former officer of True North who retired in 1987. In 1996 and during 1997 until the date hereof, True North and certain of its subsidiaries retained the legal services of Sidley & Austin, a firm where Mr. Minow is of counsel, including in connection with the Merger and the Merger Agreement and the preparation of this Proxy Statement/Prospectus. True North and certain of its subsidiaries expect to retain Sidley & Austin subsequent to the date hereof.

                PROPOSAL TO APPROVE TRUE NORTH CHARTER AMENDMENT

  At the True North Special Meeting, the holders of True North Common Stock will be asked to consider and vote upon an amendment to True North's Restated Certificate of Incorporation which would increase the number of authorized shares of True North Common Stock from 50,000,000 to 90,000,000.

  At the close of business on the True North Record Date, there were 25,271,533 shares of True North Common Stock outstanding and 4,210,403 shares of True North Common Stock reserved for future issuance. It is expected that consummation of the Merger and the issuance of shares pursuant to the Merger Agreement will require the issuance of approximately 18,627,141 additional shares of True North Common Stock as of the Effective Time and, assuming the approval of the Stock Option Plan Amendment, the reservation for future issuance of approximately 9,776,303 additional shares of True North Common Stock, and, accordingly, a total of approximately 53,674,977 shares of True North Common Stock would be outstanding, subject to options or reserved for issuance after the Merger on a fully diluted basis. As this amount exceeds the amount of shares of True North Common Stock currently authorized, consummation of the Merger will require the approval of the Charter Amendment.

  If the Charter Amendment is approved by the holders of True North Common Stock, True North will have authorized a sufficient amount of shares of True North Common Stock to consummate the Merger and will also have approximately 35,879,635 shares of True North Common Stock available for future issuance. Although there are no current plans or commitments for their use, such shares would be available for issuance without further action by the holders of True North Common Stock except as required by law or applicable exchange requirements.

  The True North Board believes it is desirable to authorize additional shares of True North Common Stock so the Merger can be consummated and there will be sufficient shares available for issuance for purposes that the True North Board may hereafter determine to be in the best interests of True North and its stockholders. Such purposes could include the offering of shares for cash, the declaration of stock splits and stock dividends, mergers and acquisitions and other general corporate purposes. In many situations, prompt action may be required which would not permit seeking stockholder approval to authorize additional shares for the specific transaction. The True North Board believes it should have the flexibility to act promptly in the best interests of stockholders. The terms of any future issuances of shares of True North Common Stock will depend heavily on market and financial conditions and other factors existing at the time of issuance.

  Although the True North Board has no current intention of issuing any additional shares of True North Common Stock as an anti-takeover defense, the issuance of additional shares could be used to create impediments to or otherwise discourage persons attempting to gain control of True North. For example, the issuance of additional shares could be used to dilute the voting power of shares then outstanding. Shares of True North Common Stock could also be issued to persons or entities who would support the True North Board in opposing a takeover bid which the True North Board determines not to be in the best interests of True North and its stockholders. In the case of a hostile tender offer, the issuance of additional shares of True North Common Stock could be viewed as beneficial to management by stockholders who want to participate in such tender offer. See "DESCRIPTION OF TRUE NORTH COMMON STOCK-- After the Merger."

  If the Charter Amendment is approved, the first paragraph of Article FOURTH of the True North Charter will be amended to read in its entirety as follows:

  "FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is ninety million one hundred thousand (90,100,000), divided into two classes as follows:

      (a) One hundred thousand (100,000) shares shall be of the par value of one dollar ($1.00) per share and shall be designated as Preferred Stock; and

      (b) Ninety million (90,000,000) shares shall be of the par value of thirty-three and one-third cents (33 1/3c) per share and shall be designated as Common Stock."

  Approval of the Charter Amendment will require the affirmative vote of a majority of the outstanding shares of True North Common Stock entitled to vote thereon.

  THE TRUE NORTH BOARD HAS DETERMINED THAT THE CHARTER AMENDMENT IS ADVISABLE, FAIR AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF TRUE NORTH. THE TRUE NORTH BOARD RECOMMENDS, WITH ONE DIRECTOR DISSENTING, THAT THE STOCKHOLDERS OF TRUE NORTH VOTE IN FAVOR OF THE CHARTER AMENDMENT. APPROVAL OF THE CHARTER AMENDMENT IS A CONDITION TO THE CONSUMMATION OF THE MERGER.

   PROPOSAL TO APPROVE TRUE NORTH STOCK OPTION PLAN, AS AMENDED AND RESTATED

  The True North Stock Option Plan, first adopted in 1967, has been amended from time to time with stockholder approval. The most recent such amendment requiring stockholder approval was approved by the stockholders in 1994. The True North Stock Option Plan also has been amended by the True North Board without stockholder approval, as permitted by the Plan. As currently in effect, the True North Stock Option Plan and amendments thereto (the "Plan") allocate 7,614,000 shares of True North Common Stock for the grant of options and related stock appreciation rights. As of September 1, 1997, options under the Plan were outstanding to purchase a total of 3,155,710 shares at an average option price of $18.32 per share. At that date, 3,046,787 shares had been issued on the exercise of options granted under the Plan and options relating to 71,568 shares had been granted under the Company's Outside Director Stock Option Plan and thereby were not available for grant under the Plan. A total of 930,635 shares were available for the grant of additional options and 409,300 shares were no longer available under the Plan because of the exercise of stock appreciation rights or the grant of awards under a prior Restricted Stock Incentive Plan. The Plan expires on November 16, 2001.

  THE TRUE NORTH BOARD HAS EVALUATED THE OPERATION OF THE PLAN AND HAS DETERMINED THAT THE PLAN SHOULD BE AMENDED TO PROVIDE THAT AN ADDITIONAL 4,500,000 SHARES WILL BE AVAILABLE FOR THE GRANT OF OPTIONS UNDER THE PLAN. THE FOLLOWING DESCRIPTION OF THE PLAN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN AS PROPOSED TO BE AMENDED AND RESTATED, WHICH IS SET FORTH AS ANNEX IV HERETO.

ADDITIONAL INFORMATION

  The Plan provides for the grant of options to purchase shares of the True North Common Stock and the award of related stock appreciation rights to employees of, and certain other key individuals (other than directors who are not employees of True North) who perform services for, True North or its applicable subsidiaries (collectively, the "Companies"). At September 1, 1997, approximately 5,500 persons were eligible to receive grants under the Plan. It is expected that, as of the Effective Time, approximately 9,600 persons will be eligible to receive grants under the Plan. All shares subject to the Plan will continue to be registered at True North's expense under the Securities Act. The Plan is administered by the True North Compensation Committee. The True North Board has full authority to amend or discontinue the Plan. Options and stock appreciation rights may be granted only by the True North Compensation Committee, which consists of directors who are not employees of True North.

  Under the terms of the Plan, options and stock appreciation rights may be granted at any time prior to November 17, 2001. Shares involved in the unexercised portion of any terminated or expired option may again be subjected to options, except that the shares reserved for issuance on the exercise of options as to which stock appreciation rights have been granted are not again available for the grant of options under the Plan if the stock appreciation right is exercised.

  The option price in each instance cannot be less than 100% of the then current fair market value of the shares at the time the option is granted. Options granted to date have a term of ten years from the date of grant. Options are exercisable at such time as the True North Compensation Committee determines when granting the option, except that an option will become fully exercisable upon a change in control of True North. The number of shares subject to option and the option price are subject to adjustment in certain circumstances to prevent dilution. The option price may be paid either in cash or (with True North's consent) by using True North Common Stock already owned by the optionee, valued at the then fair market value of such True North Common Stock, or a combination thereof.

  If the employment or services of an optionee are terminated because of death or permanent incapacity or for another reason other than for cause by one of the Companies, the option expires at a time determined by the True North Compensation Committee when granting the option, which expiration time can be up to one year after the date of death, up to the maximum option period for termination due to incapacity and up to 90 days after the date of termination for any other termination other than for cause; and within that period the optionee or such optionee's personal representative or beneficiary may exercise the option, to the extent exercisable at the date of death or such termination. If the employment or service of an optionee is terminated for cause by one of the Companies, the option expires on the date of such termination.

  Stock appreciation rights may be granted in connection with an option either concurrently with the option or any time thereafter prior to the exercise or expiration of such option. A stock appreciation right cannot be exercisable before the optionee can exercise the related option and expires or terminates no later than such related option. A stock appreciation right entitles the optionee to receive (subject to withholding taxes), upon exercise, the excess of the fair market value, on the date of exercise, of the shares to which such right relates over the option price of those shares. Payment in such event to an optionee may be made either in shares of True North Common Stock, valued at the fair market value of such True North Common Stock on the date of exercise, or (with the consent of the True North Compensation Committee) in cash or a combination thereof. There are no stock appreciation rights currently outstanding.

  The Plan may be supplemented, amended, suspended or discontinued by the True North Board at any time for any reason, except (unless the True North Board specifically provides otherwise) that any revision or amendment that would cause the Plan to fail to comply with applicable law or regulations if such revision or amendment were not approved by True North stockholders will not become effective unless and until it is so approved. In addition, no unexercised option or stock appreciation right may be altered or cancelled, except in accordance with its terms, without the consent of the participant to whom it was granted.

  The agreements covering options previously granted under the Plan provide generally that the options are exercisable only in installments as follows: up to 20% of the number of shares covered by the option after the first year from the date of grant; up to 40% of the number of shares covered by the option after the second year from the date of grant; up to 60% of the number of shares covered by the option after the third year from the date of grant; up to 80% of the number of shares covered by the option after the fourth year from the date of grant; and with respect to the total number of shares covered by the option after the fifth year from the date of grant and before expiration of the option ten years from the date of grant.

   One or more options may be granted to any eligible individual, including persons who, prior to the grant, have been granted options. The maximum number of shares with respect to which options may be granted during any calendar year to any person is 300,000. Each grant will be determined on the basis of the participant's responsibilities and current and potential further contributions to the success of True North and its subsidiaries. Awards of stock options under the Plan in 1996 to the Chief Executive Officer and the four other most highly compensated executive officers of True North are shown under the caption "Stock Options" under "ELECTION OF DIRECTORS OF TRUE NORTH" elsewhere in this Proxy Statement/Prospectus. Executive officers of True North, and employees of True North excluding executive officers, were awarded stock options under the Plan during 1996 with respect to a total of 94,000 and 482,400 shares, respectively.

  In general, a participant receiving an option under the Plan will not recognize taxable income upon the grant of the option, but will recognize compensation taxable as ordinary income at the time of exercise in the amount of the difference between the purchase price and fair market value of the shares purchased on the date of exercise. However, a participant does not recognize income at the time of exercise of an incentive stock option, but will recognize income or loss upon disposition of the shares, which may be ordinary income or capital gain (or loss), or both, depending on the length of time the shares have been held. Upon exercise of an option, True North will be entitled to a deduction as compensation expense in an amount equal to the amount taxable to the participant as ordinary income.

  Persons who are granted stock appreciation rights do not recognize any taxable income upon such grant. Upon exercise, the individual recognizes taxable compensation in an amount equal to the fair market value of any shares delivered and the amount of cash paid by True North. This amount is deductible by True North as compensation expense.

  In the case of the use of previously-acquired shares to exercise an option, the participant will not recognize any gain by reason of such use and the tax basis of the shares received upon such exercise is as follows: (i) for a number of newly-received shares equal to the number surrendered by the participant, the basis is equal to the basis of the surrendered shares and the holding period does not start anew, and (ii) the basis of the balance of the newly-acquired shares is the market value on the date of exercise. The latter amount is subject to federal income taxes at ordinary rates in the year of exercise. True North is entitled to a deduction as compensation expense in an amount equal to the amount taxable to the participant as income.

  Approval of the Stock Option Plan Amendment will require the affirmative vote of a majority of the votes cast on the Stock Option Plan Amendment, provided that the total number of votes cast in such proposal represents more than 50% of the outstanding shares of True North Common Stock entitled to vote thereon at the True North Special Meeting. Abstentions will have the same effect as votes against the Stock Option Plan Amendment.

  THE TRUE NORTH BOARD HAS DETERMINED THAT THE APPROVAL OF THE STOCK OPTION PLAN, AS AMENDED AND RESTATED, IS ADVISABLE, FAIR AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF TRUE NORTH. THE TRUE NORTH BOARD RECOMMENDS, WITH ONE DIRECTOR DISSENTING, THAT THE STOCKHOLDERS OF TRUE NORTH VOTE TO APPROVE THE STOCK OPTION PLAN, AS AMENDED AND RESTATED.

                             BUSINESS OF TRUE NORTH

  True North is a communications company which is the holding company for FCB and certain additional marketing services agencies or companies. True North's other operating units are TN Technologies Holdings, Inc. and True North Associated Communications Companies.

  The agencies held by True North design and create advertising campaigns for radio, television and print media, and, in addition, offer services such as consumer market and product research, digital and interactive communications, sales promotion and direct marketing, yellow pages directory advertising, health care advertising, Hispanic marketing, package design, trademark and trade name development and public relations. The agencies offer these services through fully staffed offices in the United States, Canada, Europe, Latin America, Asia and the Pacific under a number of agency brands.

  TN Technologies Holdings, Inc. offers digital interactive marketing and has developed over 500 interactive/new media marketing programs since 1987. The company delivers a range of digital interactive marketing products and services including: customized global intranets; creation, production, updating and maintenance of World Wide Web sites and other interactive communications vehicles; analysis of customer requests, purchases and behaviors; delivery of uniform and updated sales tools for sales forces; and technical consulting. The company was formed on December 31, 1996 through the combination of TN Technologies Inc. and Modem Media, which was acquired at that time.

  True North Associated Communications Companies are stand-alone companies specializing in marketing services. The companies include Wahlstrom, a yellow pages and directory advertising agency in Philadelphia; Borders, Perrin & Norrander, a creative advertising agency in the Pacific Northwest; and Market Growth Resources, a sales promotion agency with a niche in retail-specific programs.

  The predecessor company to True North was incorporated in Delaware in 1942 and, in 1943, succeeded to an advertising business originally established in 1873. This company became True North Communications Inc. in 1994 pursuant to a merger and corporate name change. The principal executive offices of True North are located at 101 East Erie Street, Chicago, Illinois 60611 and its telephone number is (312) 425-6500. For further information concerning True North, see "AVAILABLE INFORMATION," "INCORPORATION OF DOCUMENTS BY REFERENCE," "SUMMARY-- Parties to the Merger Agreement--True North," "--True North Selected Historical Financial Data" and "PARTIES TO THE MERGER AGREEMENT--True North."

                          INFORMATION REGARDING BOZELL

  Bozell is a global marketing and communications company. It is the 8th largest United States based advertising agency holding company and the 14th largest in the world based on gross income. Through its subsidiaries, Bozell operates full service advertising agencies, which plan and create advertising campaigns for clients and place advertising with media, and provides marketing consultation, market research, public relations and production services, digital interactive marketing, branding, direct response marketing, communications management and healthcare advertising.

  Bozell's predecessor was founded in Omaha, Nebraska in 1921. Bozell was formed in 1987 in contemplation of the acquisition of the Bozell business. That acquisition was completed in February 1988. Currently, Bozell has eight divisions and over thirty operating units. The eight divisions are: BJK&E Diversified Services; BJK&E Worldwide; BJK&E Media Group; McCracken Brooks; Bozell Sawyer Miller Group; Poppe Tyson; Bozell Wellness Worldwide and Temerlin McClain.

  Bozell Worldwide, Bozell's largest division, ranks as the 11th largest agency in the United States and 20th largest in the world based on capitalized billings. Bozell Worldwide is a full service multinational advertising agency. It maintains six domestic full service offices, of which the largest is in New York City, and approximately 35 offices located throughout the United States.

  Temerlin McClain is a full service advertising agency and the largest agency operation in the southern United States. Temerlin McClain's clients include American Airlines, GTE and JC Penney. In addition to traditional advertising services, Temerlin McClain provides public relations, direct responses and interactive marketing services to its clients.

  Poppe Tyson is a leader in digital interactive marketing. Poppe Tyson develops interactive marketing applications for digital media such as the World Wide Web. Poppe Tyson has provided design and development services for the White House Web site and Web sites for clients such as Cadillac, LensCrafters, Merrill Lynch and Netscape. Poppe Tyson also provides transaction processing services to clients selling products and services on the Web and offers proprietary Web-related software products as part of its Web services and on a stand-alone basis. In addition to its domestic operations, Poppe Tyson has opened offices in London, Hong Kong, Malaysia and Sao Paulo.

  Bozell Diversified Services is composed of a number of operations offering specialized, non-traditional capabilities and services, including sponsorship consultation and event marketing, ethnic marketing, providing interactive healthcare information systems (kiosks), corporate and brand identity consulting, and, as a result of recent acquisitions, direct response services and evaluation of marketing and communications effectiveness.

  The Bozell Media Group purchases all network media on behalf of Bozell clients. In addition to the Bozell Media Group's focus on broadcast buying, programming and research, its services also include media planning, syndication, media promotions and a Yellow Pages operation. In 1992, the Bozell Media Group became the first independent media-services operation within a major United States agency holding company and its clients include several non-Bozell advertising accounts. In local broadcast, the Bozell Media Group is the third largest spot television and radio buying organization in the United States. It also publishes a leading analysis and prognostication on television programming.

  Bozell Sawyer Miller Group provides communications management for corporations, financial institutions, trade associations and governments. Bozell Sawyer Miller Group is one of the largest communications management firms in the world. Bozell Sawyer Miller Group has six operating units: Sawyer Miller Consulting (strategic communications consulting); Bozell Public Relations (public relations and marketing); KRC Research (additional research); Bozell/Eskew Advertising (image and advocacy advertising); Bozell Sawyer Miller Group Medical & Health Communications (healthcare and pharmaceutical public relations and management communications); and, as a result of an acquisition in the summer of 1997, Charles Barker plc (European operations).

  Bozell Wellness Worldwide manages all of Bozell's healthcare services. This division works across traditional organizational lines, culling operating units from throughout the Bozell operation. In 1996, Bozell Wellness Worldwide ranked as the third largest integrated healthcare marketing services company in the United States and the fourth largest in the world based on gross income.

  McCracken Brooks is a full service, integrated marketing communications company specializing in promotion marketing, database marketing and promotional advertising. Bozell acquired McCracken Brooks in November 1996.

  Bozell's principal source of revenues is from commissions and fees earned on advertising placed with the various media, and commissions and fees earned for the production and preparation of advertising. Bozell has over 600 domestic clients. Major clients include American Airlines, Bell Atlantic, Bristol Myers-Squibb, Chrysler Corporation, GTE, JCPenney, Merrill Lynch, Milk Industry Foundation, NationsBank, National Pork Producers Council, Subaru of America, Inc., Taco Bell and Toshiba.

  Bozell has its headquarters in New York City and maintains over 90 offices in more than 50 countries on six continents and employs over 4,000 employees worldwide. Bozell's agencies located in foreign countries generally provide clients with a full range of those advertising services available in the local markets. The preponderance of Bozell's foreign operations are in Europe. Bozell's international operations are overseen by its offices located in New York, London and Hong Kong. Bozell's foreign offices are operated by foreign subsidiaries in which Bozell's interests range from 100% to a minority interest. Co-investors in these foreign subsidiaries are generally local executives who manage the offices. In certain countries, including those where it may not be economically, legally or politically feasible to have an equity interest, Bozell has established affiliate relationships with local agencies.

PERSONNEL

  Bozell's principal asset is people. Bozell has an array of employee benefit and training programs to attract and retain personnel considered to be industry leaders. As of March 31, 1997, Bozell employed 4,139 people in majority owned offices: 3,228 were employed in its domestic offices and 911 in its international offices. Of the 4,139 total employees, 1,030 were engaged in the creation and production of advertising, 1,432 in account management, 606 in media and research activities and 1,071 in administrative and clerical functions.

PROPERTIES

  Virtually all of Bozell's operations are conducted in leased premises. Bozell's physical property consists primarily of leasehold improvements, furniture, fixtures and equipment. See "BOZELL CONSOLIDATED FINANCIAL STATEMENTS."

MARKET PRICE AND DIVIDENDS ON BOZELL COMMON STOCK AND RELATED STOCKHOLDER
MATTERS

  At the close of business on the Bozell Record Date, there were issued and outstanding 8,266,959 shares of Bozell Class A Common Stock and 28,256,848 shares of Bozell Class B Common Stock, the only outstanding classes of Bozell's equity securities, held by approximately 207 owners of record. There is no established public trading market for Bozell Common Stock.

  Bozell has not paid a cash dividend on the Bozell Common Stock within the past two years.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

  The following table sets forth certain information regarding the beneficial ownership of Bozell Common Stock (i) by each stockholder known by Bozell to own beneficially more than five percent (5%) of either Bozell Class A Common Stock or Bozell Class B Common Stock, (ii) by each member of the Bozell Board and
(iii) by all directors and executive officers of Bozell as a group. This information is as of November 20, 1997.

                             TITLE OF CLASS  AMOUNT AND                PERCENT OF
                                   OF        NATURE OF                   TOTAL
NAME AND ADDRESS OF              BOZELL      BENEFICIAL    PERCENT OF    VOTING
BENEFICIAL OWNER(1)           COMMON STOCK  OWNERSHIP(2)   CLASS(2)(3)  POWER(3)
-------------------          -------------- ------------   ----------- ----------
Trustees for the benefit of
 Bozell Stock Bonus Plan...     Class A      5,866,959        71.0%      17.3%
Trustees for the benefit of
 Bozell Profit Sharing and
 Savings Plan..............     Class A      2,400,000        29.0%       7.1%
The Northwestern Mutual
 Life
 Insurance Company
 720 East Wisconsin Ave.
 Milwaukee, Wisconsin
 53020.....................     Class B      5,533,724(4)     19.6%      14.8%
The MCJ Foundation
 330 South Street
 Morristown, New Jersey
 07960.....................     Class B      4,278,520        15.1%      11.4%
Charles D. Peebler, Jr.....     Class B      2,567,644         9.1%       6.9%
David Bell.................     Class B      1,157,546         4.1%       3.1%
Leo-Arthur Kelmenson.......     Class B        812,678         2.9%       2.2%
Dennis McClain.............     Class B        720,900         2.6%       1.9%
Rolland Anderson...........     Class B        598,346         2.1%       1.6%
Valentine J. Zammit........     Class B        588,424(5)      2.1%       1.6%
Harris Diamond.............     Class B        364,828         1.3%       1.0%
Michael Drexler............     Class B        347,006         1.2%        *
W. Grant Gregory
 c/o Gregory & Hoenemeyer,
 Inc.
 660 Steamboat Road
 Greenwich, Connecticut
 06830.....................     Class B        241,338          *          *
Brian A. Tucker............     Class B        200,000          *          *
Donald M. Elliman, Jr......     Class B         10,000          *          *
Kenneth C. Nichols.........     Class B         14,000          *          *
J. Thomas Christofferson...        --            --   (6)      --          --
All directors and executive
 officers of Bozell
 as a group (17 persons)...     Class B      8,057,912(7)     28.5%(7)   21.6%

--------
  *Less than 1%.

 (1) Unless otherwise shown, the address for each beneficial owner is c/o Bozell, Jacobs, Kenyon & Eckhardt, Inc., 40 West 23rd Street, New York, New York 10010. Except as described in the next sentence or in the following footnotes, each person named in the table possesses sole voting and sole investment power with respect to all shares of Bozell Common Stock listed in the table as owned by such person. Each of the following persons named in the table has agreed to vote his or its shares of Bozell Common Stock in favor of approval of the Merger Agreement: Messrs. Anderson, Bell, Diamond, Drexler, Kelmenson, McClain, Peebler, Tucker, and Zammit and NML. See "STOCKHOLDERS AGREEMENTS."
 (2) Pursuant to a Stockholders Agreement, Bozell stockholders who are parties thereto are required to vote their shares of Bozell Class B Common Stock to elect as directors of Bozell nominees proposed by NML and Mr. Peebler and have given Mr. Peebler a proxy to vote their shares of Bozell Class B Common Stock with respect to certain matters (but not including the vote on approval of the Merger Agreement). The table does not take into account such voting provisions. It is intended that this Stockholders Agreement will terminate upon the Merger.
 (3) The Bozell Class A Common Stock and Bozell Class B Common Stock vote together as a single class for the election of directors and, except as otherwise provided by Delaware law, on any other matters submitted to a vote of Bozell common stockholders. Each holder of Bozell Class A Common Stock is entitled to 1.1 votes per share with respect to such shares, and each holder of Bozell Class B Common Stock is entitled to one vote per share with respect to such shares. The percentages shown in the columns "Percent of Class" and "Percent of Total Voting Power" are calculated separately for each person on the basis of actual number of outstanding shares at the close of business on November 20, 1997 and assumes, for purposes of the calculation, that shares issuable upon exercise of Warrants, which are currently exercisable, held by such person (but no other stockholders) had been issued as of such date. See "THE MERGER AGREEMENT--Warrants." The percentages shown do not take into account the shares of Bozell Class A Common Stock allocated to participants' accounts pursuant to the Bozell Stock Bonus Plan or the Bozell Profit Sharing Plan.
 (4) Mr. Christofferson, a director of Bozell, is the Manager of Investments of NML. Mr. Christofferson disclaims beneficial ownership of any shares owned by NML.
 (5) Does not include 8,266,959 shares of Class A Common Stock held by the Bozell Stock Bonus Plan and the Bozell Profit Sharing Plan, of which Mr. Zammit is a co-trustee. As such, Mr. Zammit has shared voting power with respect to such shares. These plans provide that for certain extraordinary matters, including the Merger, the Trustees shall vote the stock as directed by the participants in such plans. Mr. Zammit disclaims beneficial ownership of any shares owned by either of these Plans.
 (6) Does not include 5,533,724 shares of Bozell Class B Common Stock held by NML, of which Mr. Christofferson is the Manager of Investments, as to which Mr. Christofferson disclaims beneficial ownership.
 (7) The shares set forth in the table do not include the 5,533,724 shares of Bozell Class B Common Stock owned by NML, as to which Mr. Christofferson disclaims any beneficial ownership. See footnote (4) to this table.

CERTAIN TRANSACTIONS

  Since January 1, 1996, Charles D. Peebler, Jr., the President and Chief Executive Officer of Bozell and a nominee for the True North Board, incurred indebtedness to Bozell in the form of short term advances without interest. The largest aggregate amount of indebtedness to Bozell during this time was $603,046. As of October 30, 1997, the amount of indebtedness outstanding was $255,960.

  Since January 1, 1996, Leo-Arthur Kelmenson, the Chairman of the Board of Directors of Bozell and a nominee for the True North Board, incurred indebtedness to Bozell in the form of a short term advance of $200,000 with 8% per annum interest, and a short term advance of $21,538 without interest. The largest aggregate amount of indebtedness to Bozell during this time was $221,538. As of October 30, 1997, the amount of indebtedness outstanding was $35,599.

  Since January 1, 1996, David Bell, the Chief Executive Officer of Bozell Worldwide and a nominee for the True North Board, incurred indebtedness to Bozell in the form of short term advances without interest. The largest aggregate amount of indebtedness to Bozell during this time was $250,000. As of October 30, 1997, there was no indebtedness outstanding.

UNAUDITED QUARTERLY DATA

  Quarterly results (in thousands except for per share data), adjusted for the retroactive two-for-one stock split which occurred on January 20, 1997, are as follows:

                                            1ST       2ND       3RD      4TH
                                          QUARTER   QUARTER   QUARTER  QUARTER
                                          --------  --------  -------- --------
1996
  Revenues............................... $ 90,309  $ 95,456  $106,351 $115,874
  Unusual charges........................      --      2,674       --       --
  Income before provisions for income
   taxes.................................    2,606     1,106     9,244    9,726
  Net income (loss)......................     (220)     (809)    4,932    5,499
  Net income (loss) per share............     (.01)     (.02)      .13      .14
1997
  Revenues............................... $106,908  $117,275  $123,351 $147,454
  Unusual charges (income)...............     (598)      --        697    6,851
  Income before provisions for income
   taxes.................................    3,521     8,172     7,993   10,468
  Net income.............................      371     4,297     3,386    6,110
  Net income per share...................      .01       .11       .09      .16
1998
  Revenues............................... $132,384  $133,197
  Unusual charges........................      --        --
  Income before provisions for income
   taxes.................................    8,064     8,649
  Net income.............................    3,144     5,256
  Net income per share...................      .08       .14

  Bozell has experienced and expects to continue to experience quarterly variations in its results of operations principally due to the timing of clients' advertising campaigns and additions of new campaigns for existing clients. Unusual charges related primarily to impairment losses on intangible assets, a writeoff of offering expenses, cost of early retirement of debt and a gain on the sale of business. See also Note 17 to Bozell's consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

(AMOUNTS IN THOUSANDS)

  The following discussion highlights the principal factors affecting the results of operations and the significant changes in balance sheet items of Bozell for the periods listed as well as Bozell's liquidity and capital resources. This discussion should be read in conjunction with the Bozell Consolidated Financial Statements and the Notes thereto appearing elsewhere herein.

 Six Months Ended September 30, 1997 Compared to Six Months Ended September 30, 1996

  Revenues. Bozell revenues from consolidated operations increased 18.5% to $265,581 in the six months ended September 30, 1997 from $224,183 in the six months ended September 30, 1996. United States revenues increased 14.1% to $217,639 while international revenues increased 43.5% to $47,942. The majority of the increase in revenues is due to new business from existing clients.

  Since September 30, 1996, Bozell has purchased several agencies internationally. These acquisitions contributed 61.2% to the total international revenue increase of 43.5% and 21.5% to the total consolidated revenue increase of 18.5%.

  Expenses. Salaries and employee benefits expenses increased 16.4%, which is slightly less than the increase in consolidated revenues, due to higher staffing levels required to service increases in new business from existing and new clients and from employees hired through acquisitions. Office and general expenses increased $12,868 or 18.3%. Cost savings were realized due to less incremental growth in the areas of travel and entertainment, postage, insurance and relocation costs.

  As more fully described in Note 17 to its March 31, 1997 consolidated financial statements, Bozell recorded a net pretax credit of $598 in the six months ended September 30, 1996 due to a gain on the sale of a business offset by the cost of terminating an employment contract.

  During the six months ended September 30, 1997, interest expense was reduced as debt was repaid and interest income remained constant.

  Income Taxes. The effective income tax rate decreased to 53.4% for the six months ended September 30, 1997 from 60.5% for the six months ended September 30, 1996. Bozell's international subsidiaries reported net losses before income taxes in 1997 and 1996, for which no tax benefit is recorded. These international pretax losses resulted in effective rates higher than Bozell's annual effective tax rate of 57.1% for the year ended March 31, 1997.

  Other. Minority interests remained relatively constant between periods. Equity income increased in the six months ended September 30, 1997 due to increased profitability in two Asian and two European locations along with an acquisition in the Middle East.

 Fiscal Year Ended March 31, 1997 Compared to Fiscal Year Ended March 31, 1996

  Revenues. Bozell revenues from consolidated operations increased 21.3% to $494,988 in fiscal year ended March 31, 1997 from $407,990 in fiscal year ended March 31, 1996. United States revenues increased 21.4% to $411,286 while international revenues increased 21.1% to $83,702. The majority of the increase in revenues is due to new business from existing clients.

  During the fiscal year ended March 31, 1997, Bozell purchased several agencies in the United States and internationally. These acquisitions contributed $22.0 million to Bozell's revenues during fiscal year ended March 31, 1997. Bozell Wellness Worldwide and Poppe Tyson provided revenue increases of $28.6 million in 1997 versus 1996. In the United States, Bozell Worldwide provided revenue increases of $31.1 million in 1997 versus 1996.

  Expenses. Salaries and employee benefits expenses increased by 21.4% due to higher staffing levels required to service increases in new business from existing clients and from employees hired through acquisitions. Office and general expenses increased 18.6%, which is slightly less than the increase in consolidated revenues. Worldwide, Bozell was able to increase revenues faster than the increase in expenses. The decrease in office and general expenses as a percentage of revenues is attributable due to the bankruptcy and write-off of an individually significant account receivable in 1996, and reduced printing, stationery and insurance costs.

  As more fully described in Note 17 to its consolidated financial statements, Bozell recorded a net pretax charge of $6,950 in the fiscal year ended March 31, 1997 due to (i) impairment losses on intangible assets, (ii) loss from write-off of offering expenses, and (iii) cost of early retirement of debt, and
(iv) offset by a gain on the sale of business.

  During the fiscal year ended March 31, 1997, interest expense was reduced as debt was repaid and interest income increased as profits were invested.

  Income Taxes. The effective income tax rate was 57.1% for the year ended March 31, 1997 as compared to 59.8% for the year ended March 31, 1996. This 2.7% reduction in the effective tax rate is due principally to a decrease in the tax differential of international subsidiaries.

  Other. Minority interest remained relatively constant between fiscal years. Equity income increased in the fiscal year ended March 31, 1997 due to increased profitability in England and Taiwan.

 Fiscal Year Ended March 31, 1996 Compared to Fiscal Year Ended March 31, 1995

  Revenues. Bozell revenues from consolidated operations increased 21.1% to $407,990 in fiscal year ended March 31, 1996 from $336,887 in fiscal year ended March 31, 1995. U.S. revenues increased 21.9% to $338,849 while international revenues increased 17.5% to $69,141. The majority of the increase in revenues is due to new business from existing clients.

  During the fiscal year ended March 31, 1996, Bozell purchased several agencies in the U.S. and an agency in Japan. These acquisitions contributed $11,400 to Bozell's revenues during fiscal year ended March 31, 1996. Bozell Wellness Worldwide and Poppe Tyson provided increases of $12.6 million in 1996 versus 1995. In the United States, Bozell Worldwide provided revenue increases of $27.8 million in 1996 versus 1995.

  Expenses. Salaries and employee benefits expenses increased by 19.1% due to higher staffing levels required to service increases in new business from existing clients and from employees hired through acquisitions. This increase is slightly less than the increase in consolidated revenues. Office and general expenses increased $24,350, or 23.7%. During the year ended March 31, 1996, Bozell incurred $2.6 million in increased legal and consulting costs and a $1.5 million increase in the Provision for Doubtful Accounts due to the bankruptcy and write-off of an individually significant account.

  During the year ended March 31, 1996, Bozell closed its Portugal office, resulting in a pretax charge of $2,674 principally from the write-down of excess of purchase price over fair value of assets acquired. Interest expense and interest income did not significantly change between years.

  Income Taxes. The effective income tax rate was 59.8% for the year ended March 31, 1996 as compared to 64.0% for the year ended March 31, 1995. This 4.2% reduction in the effective tax rate is due to a decrease in the tax differential of international subsidiaries and a decrease in expenses not deductible for tax purposes.

  Other. Minority interest remained relatively constant between fiscal years. Equity income decreased in the fiscal year ended March 31, 1996 due to increased profitability in Hong Kong and Portugal being more than offset by decreased profitability in Mexico, South Korea, Taiwan and the British Virgin Islands.

 Liquidity and Capital Resources

  Bozell's primary source of liquidity for each of the years in the three-year period ending March 31, 1997, and for the six-month period ending September 30, 1997, has been cash flow from operations.

  Cash provided by operating activities was $64.4 million during 1997. This was the result principally of increases in net earnings before amortization and depreciation and net increases in cash from changes in current assets and current liabilities. Cash used in investing activities in 1997 was $34.4 million, of which $15.4 million was for the purchase of property and equipment and $22.9 million was for the acquisitions of businesses. Many of Bozell's acquisitions are structured using earn-out provisions. However, management does not expect these future cash commitments to have a significant effect on Bozell's liquidity. Cash used in financing activities included $22.5 million of payments for long-term debt, including payments of $12 million for early retirement of subordinated debt.

  Cash provided by operating activities was $27.2 million during 1996. This resulted primarily from increases in net earnings before depreciation and amortization. Cash used in investing activities in 1995 was $15.8 million, of which $10.3 million was cash payments for the acquisition of property and equipment and $3.2 million was cash paid for acquisitions. Cash used in financing activities in 1996 was $13.8 million, of which $10.6 million was payments for maturities of long-term debt and $3.0 million was payments on capital leases for equipment.

  Cash provided by operating activities in 1995 was $30.0 million. This was the result principally of increases in net earnings before amortization and depreciation and net increases in cash from changes in current assets and current liabilities. Cash used in investing activities in 1995 was $14.8 million, of which $8.2 million was for the purchase of property and equipment and $4.5 million was for the acquisition of businesses. Cash provided by financing activities in 1995 was $5.8 million. In 1995, Bozell repurchased 3,000,000 shares of Class B common stock from Warner Communications and subsequently resold at the same price 2,400,000 shares of Class A common stock to the Bozell Profit Sharing and Savings Plan and 600,000 shares of stock to employees. Bozell also restructured its debt facilities in 1995 because the old debt facility was expiring.

  Cash used by operating activities for the six months ended September 30, 1997, was $4.8 million, principally due to a seasonal decrease in net earnings before amortization and depreciation and net cash used in changes in current assets and current liabilities. Cash used in investing activities was $8.4 million for the six months ended September 30, 1997. Cash used in financing activities was $10.1 million, principally due to payments of long term debt and obligations, and purchases of treasury stock, at September 30, 1997. As of October 28, 1997, Bozell had available borrowing capacity of approximately $50 million under its revolving bank facilities.

  Capital expenditures for property and equipment have generally been financed from operations and the use of capital leases. The Company intends to finance its future capital expenditures through cash flows from operations, bank lines of credit or additional capital leases. Bozell had no material commitments for capital expenditures at March 31, 1997. Capital expenditures by Bozell for the first six months of the fiscal year 1998 were approximately $6.9 million.

  Bozell is primarily liable to media for the cost of advertising placed on client's behalf. Bozell has generally been able to time payments with receipts from clients so that it has not had to advance its own funds.

  Bozell believes that funds provided by operations, together with available credit under its revolving bank facilities, will be sufficient to finance its current operations and planned capital expenditure requirements in 1998.

INFLATION

  Bozell does not believe that inflation has had a material effect on its results of operations in recent years.

                                    EXPERTS

  The consolidated financial statements of True North for each of the three years in the period ended December 31, 1996 incorporated by reference in this Proxy Statement/Prospectus and elsewhere in the Registration Statement and the schedules appearing elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Publicis for each of the three years in the period ended December 31, 1996 incorporated by reference in this Proxy Statement/Prospectus and elsewhere in this Registration Statement have been audited by Mazars & Guerard, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements and schedules of Bozell for each of the years in the three year period ended March 31, 1997 included herein and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein and elsewhere in the Registration Statement in reliance upon the authority of such firm as experts in accounting and auditing.

  Representatives of Arthur Andersen LLP and KPMG Peat Marwick LLP are expected to be present at the True North Special Meeting and the Bozell Special Meeting, respectively. Such representatives will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                                LEGAL OPINIONS

  The validity of the shares of True North Common Stock to be issued in connection with the Merger is being passed upon for True North by Sidley & Austin, counsel to True North. Newton N. Minow, of counsel at Sidley & Austin, was a member of the True North Board from 1980 until May 1997.

  Sidley & Austin has also delivered an opinion to True North concerning certain federal income tax consequences of the Merger. White & Case, counsel to Bozell, has delivered an opinion to Bozell concerning certain federal income tax consequences of the Merger. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger" and "THE MERGER--Certain Federal Income Tax Consequences."

                             STOCKHOLDER PROPOSALS

  In order to be considered for inclusion in True North's Proxy Statement for its annual meeting to be held in 1998, all stockholder proposals must be received by True North on or prior to December 12, 1997.

                                 OTHER MATTERS

  The True North Board is not aware of any business which will be presented at the True North Special Meeting other than as set forth herein and in the accompanying Notice of Special Meeting. However, if any other matters are properly presented at the True North Special Meeting, the persons designated in the proxies will have discretion to vote thereon. It is intended that such persons will vote such matters in accordance with the recommendations of the True North Board.

  The Bozell Board is not aware of any business which will be presented at the Bozell Special Meeting other than as set forth herein and in the accompanying Notice of Special Meeting. However, if any other matters are properly presented at the Bozell Special Meeting, the persons designated in the proxies will have discretion to vote thereon. It is intended that such persons will vote such matters in accordance with the recommendations of the Bozell Board.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report............................................ F-2
  Consolidated Balance Sheets as of March 31, 1996 and 1997............... F-3
  Consolidated Statements of Operations for the Years Ended March 31,
   1995, 1996 and 1997.................................................... F-4
  Consolidated Statements of Shareholders' Equity for the Years Ended
   March 31, 1995, 1996 and 1997.......................................... F-5
  Consolidated Statements of Cash Flows for the Years Ended March 31,
   1995, 1996 and 1997.................................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7
UNAUDITED FINANCIAL STATEMENTS:
  Consolidated Condensed Balance Sheets--September 30, 1997 (Unaudited)
   and March 31, 1997 (Audited)........................................... F-20
  Consolidated Condensed Statements of Operations--For the Six Months
   Ended September 30, 1996 and 1997 (Unaudited).......................... F-21
  Consolidated Statements of Cash Flows--For the Six Months Ended
   September 30, 1996 and 1997 (Unaudited)................................ F-22
  Notes to Consolidated Financial Statements (Unaudited).................. F-23

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bozell, Jacobs, Kenyon & Eckhardt, Inc.:

  We have audited the accompanying consolidated balance sheets of Bozell, Jacobs, Kenyon & Eckhardt, Inc. and subsidiaries as of March 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bozell, Jacobs, Kenyon & Eckhardt, Inc. and subsidiaries as of March 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997 in conformity with generally accepted accounting principles.

  As discussed in Note 11 to the consolidated financial statements, Bozell, Jacobs, Kenyon & Eckhardt, Inc. and subsidiaries changed their method of accounting for postretirement benefits as of April 1, 1995, to conform with the requirements of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

                                          KPMG PEAT MARWICK LLP

Omaha, Nebraska
May 16, 1997

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         (IN 000'S, EXCEPT SHARE DATA)

                          ASSETS                                MARCH 31,
                          ------                            -------------------
                                                              1996      1997
                                                            --------  ---------
Current Assets:
 Cash.....................................................  $ 29,977  $  27,018
 Accounts receivable, net of reserve for doubtful accounts
  of $2,618 in 1996 and $2,624 in 1997....................   309,438    384,679
 Other current assets.....................................    25,682     33,532
                                                            --------  ---------
                                                            $365,097  $ 445,229
                                                            --------  ---------
Property and Equipment:
 Leasehold improvements...................................  $ 21,606  $  25,249
 Furniture and equipment..................................    47,410     58,765
 Equipment under capital leases...........................    12,063     19,718
                                                            --------  ---------
                                                            $ 81,079  $ 103,732
 Less--Accumulated depreciation and amortization..........   (40,406)   (51,834)
                                                            --------  ---------
                                                            $ 40,673  $  51,898
                                                            --------  ---------
Other Assets:
 Excess of purchase price over fair value of net assets
  acquired, net of accumulated amortization of $22,566 in
  1996 and $27,198 in 1997................................  $ 81,522  $  96,370
 Investments in and advances to affiliated companies......     7,471      5,258
 Other assets.............................................    11,854     12,336
                                                            --------  ---------
                                                            $100,847  $ 113,964
                                                            --------  ---------
                                                            $506,617  $ 611,091
                                                            ========  =========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------

Current Liabilities:
 Accounts payable.......................................... $353,566  $441,974
 Income taxes..............................................    6,052     6,882
 Current portion of long-term debt.........................   14,305    18,633
 Accrued expenses..........................................   32,418    52,178
                                                            --------  --------
                                                            $406,341  $519,667
Noncurrent Liabilities:
 Long-term debt............................................   29,033     4,671
 Deferred compensation.....................................   11,213    14,639
 Other noncurrent liabilities..............................    8,886     6,133
                                                            --------  --------
   Total liabilities....................................... $455,473  $545,110
                                                            --------  --------
Minority Interests In Subsidiaries......................... $    563  $  1,052
                                                            --------  --------
Stockholders' Equity:
 Serial preferred stock, $.01 par value. Authorized
  103,665 shares; none issued or outstanding............... $    --   $    --
 Common stock, $.001 par value:
 Class A--authorized 12,000,000 shares; issued and
  outstanding 8,172,992 shares in 1996 and 8,262,768
  shares in 1997...........................................        8         8
 Class B--authorized 43,000,000 shares; outstanding
  27,381,144 shares in 1996 and 27,072,344 shares in 1997
  (2,762,204 shares held in treasury in 1996 and 3,071,004
  shares in 1997)..........................................       27        27
 Additional paid-in capital................................   48,283    47,897
 Retained earnings.........................................    4,570    19,092
 International currency translation adjustment.............   (1,107)   (1,495)
 Deferred compensation.....................................   (1,200)     (600)
                                                            --------  --------
   Total stockholders' equity.............................. $ 50,581  $ 64,929
                                                            --------  --------
Commitments and Contingent Liabilities.....................      --        --
                                                            --------  --------
                                                            $506,617  $611,091
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   YEARS ENDED MARCH 31, 1995, 1996 AND 1997
                       (IN 000'S, EXCEPT PER SHARE DATA)

                                                    1995      1996      1997
                                                  --------  --------  --------
Revenues......................................... $336,887  $407,990  $494,988
                                                  --------  --------  --------
Cost and Expenses:
  Salaries and benefits.......................... $209,612  $249,574  $303,041
  Office and general.............................  102,811   127,161   150,865
  Unusual transactions...........................      --      2,674     6,950
  Interest expense...............................    8,604     8,530     7,302
  Interest income................................   (2,415)   (2,631)   (3,324)
                                                  --------  --------  --------
                                                  $318,612  $385,308  $464,834
                                                  --------  --------  --------
Income before Provision for Income Taxes......... $ 18,275  $ 22,682  $ 30,154
Provision for Federal, Foreign and State Income
 Taxes...........................................   11,689    13,570    17,207
                                                  --------  --------  --------
                                                  $  6,586  $  9,112  $ 12,947
Minority Interest Provision (Credit).............     (347)      135       419
Equity in Net Earnings of Affiliated Companies...      238       155       798
                                                  --------  --------  --------
Net Income....................................... $  6,477  $  9,402  $ 14,164
                                                  ========  ========  ========
Net Income Per Share............................. $    .17  $    .24  $    .37
                                                  ========  ========  ========
Weighted Average Common and Common Equivalent
 Shares Outstanding..............................   38,724    38,781    38,466
                                                  ========  ========  ========



          See accompanying notes to consolidated financial statements.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   YEARS ENDED MARCH 31, 1995, 1996 AND 1997
                         (IN 000'S, EXCEPT SHARE DATA)

                                                                INTERNATIONAL
                           COMMON STOCK   ADDITIONAL RETAINED     CURRENCY                     TOTAL
                          ---------------  PAID-IN   EARNINGS    TRANSLATION    DEFERRED   STOCKHOLDERS'
                          CLASS A CLASS B  CAPITAL   (DEFICIT)   ADJUSTMENT   COMPENSATION    EQUITY
                          ------- ------- ---------- ---------  ------------- ------------ -------------
Balance at March 31,
 1994...................    $ 5     $30    $46,914   $(11,309)     $(1,711)     $(2,400)      $31,529
 Net income.............    --      --         --       6,477          --           --          6,477
 International currency
  translation
  adjustment............    --      --         --         --           (79)         --            (79)
 Purchase of 3,578,328
  shares of Class B
  common stock..........    --       (4)    (9,154)       --           --           --         (9,158)
 Issuance of 2,677,438
  shares of Class A
  common stock and
  1,345,080 shares of
  Class B common stock..      3       1     10,478        --           --           --         10,482
 Amortization of
  deferred compensation.    --      --         --         --           --           600           600
                            ---     ---    -------   --------      -------      -------       -------
Balance at March 31,
 1995...................    $ 8     $27    $48,238   $ (4,832)     $(1,790)     $(1,800)      $39,851
 Net income.............    --      --         --       9,402          --           --          9,402
 International currency
  translation
  adjustment............    --      --         --         --           683          --            683
 Purchase of 491,000
  shares of Class B
  common stock..........    --      --      (2,083)       --           --           --         (2,083)
 Issuance of 245,398
  shares of Class A
  common stock and 315
  shares of Class B
  common stock..........    --      --       2,128        --           --           --          2,128
 Amortization of
  deferred compensation.    --      --         --         --           --           600           600
                            ---     ---    -------   --------      -------      -------       -------
Balance at March 31,
 1996...................    $ 8     $27    $48,283    $ 4,570      $(1,107)     $(1,200)      $50,581
 Net income.............    --      --         --      14,164          --           --         14,164
 International currency
  translation
  adjustment............    --      --         --         --          (388)         --           (388)
 Purchase of 454,800
  shares of Class B
  common stock..........    --      --      (3,234)       --           --           --         (3,234)
 Issuance of 89,776
  shares of Class A
  common stock and
  146,000 shares of
  Class B common stock..    --      --       1,759        --           --           --          1,759
 Gain on issuance of
  subsidiary stock......    --      --       1,089        --           --           --          1,089
 Dividend of DoubleClick
  stock.................    --      --         --         358          --           --            358
 Amortization of
  deferred compensation.    --      --         --         --           --           600           600
                            ---     ---    -------   --------      -------      -------       -------
Balance at March 31,
 1997...................    $ 8     $27    $47,897   $ 19,092      $(1,495)     $  (600)      $64,929
                            ===     ===    =======   ========      =======      =======       =======

          See accompanying notes to consolidated financial statements.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED MARCH 31, 1995, 1996 AND 1997
                                   (IN 000'S)

                                                    1995      1996      1997
                                                  --------  --------  --------
Cash flows provided by operating activities:
  Net earnings................................... $  6,477  $  9,402  $ 14,164
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation and amortization................   13,010    15,030    19,205
    Provisions for deferred compensation plans...      379       700     1,167
    Equity in earnings of affiliated companies...     (238)     (155)     (798)
    Compensation expense from contribution of
     Class A common stock........................    1,000     1,000     1,000
    Other non-cash charges.......................      --      2,056     3,550
    Minority interests...........................      347      (135)     (419)
    Changes in assets and liabilities, net of
     acquisitions:
      Receivables................................  (54,681)  (21,891)  (75,241)
      Billable production expenditures...........      959    (6,147)     (715)
      Prepaid expenses...........................     (433)       69    (4,189)
      Other assets...............................   (1,284)   (1,824)   (2,402)
      Accounts payable...........................   59,365    28,257    88,408
      Accrued expenses...........................    5,098     2,496    24,026
      Deferred income taxes......................       28    (1,646)   (3,403)
                                                  --------  --------  --------
        Net cash provided by operating
         activities.............................. $ 30,027  $ 27,212  $ 64,353
                                                  --------  --------  --------
Cash flows used in investing activities:
  Payments for purchases of property and
   equipment..................................... $ (8,163) $(10,321) $(15,399)
  Payments for acquisitions of domestic
   businesses....................................   (2,280)   (2,486)   (7,062)
  Payments for acquisitions of international
   businesses and minority interests.............   (2,170)     (664)  (15,822)
  Payments from affiliated companies.............       73       311       560
  Other transactions.............................   (2,284)   (2,723)    3,351
                                                  --------  --------  --------
        Net cash used in investing activities.... $(14,824) $(15,883) $(34,372)
                                                  --------  --------  --------
Cash flows provided by (used in) financing
 activities:
  Payments of long-term debt..................... $(19,702) $(10,591) $(22,540)
  Payments for debt and stock transaction costs..   (1,089)      --        --
  Proceeds from issuance of long-term debt.......   27,800       --        --
  Payments of obligations under capitalized
   leases........................................   (1,404)   (2,954)   (5,222)
  Proceeds from (payments of) other long-term
   obligations, net..............................     (100)      689    (2,315)
  Proceeds from issuance of common stock.........    9,482     1,129       759
  Payments for purchase of Class B common stock..   (9,158)   (2,083)   (3,234)
                                                  --------  --------  --------
        Net cash provided by (used in) financing
         activities.............................. $  5,829  $(13,810) $(32,552)
                                                  --------  --------  --------
Effect of exchange rate changes on cash.......... $    (79) $    683  $   (388)
                                                  --------  --------  --------
Net increase (decrease) in cash.................. $ 20,953  $ (1,798) $ (2,959)
Cash at beginning of year........................   10,822    31,775    29,977
                                                  --------  --------  --------
Cash at end of year.............................. $ 31,775  $ 29,977  $ 27,018
                                                  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         MARCH 31, 1995, 1996 AND 1997
                         (IN 000'S, EXCEPT SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Nature of Operations

  Bozell, Jacobs, Kenyon & Eckhardt, Inc. and subsidiaries (the "Company") is engaged primarily in offering full service advertising and public relations services throughout the world. The Company's services are delivered through major advertising agency systems, which include Bozell Worldwide, Temerlin McClain, Poppe Tyson, Bozell Sawyer Miller Group, Bozell Wellness Worldwide, McCracken Brooks Communications and BJK&E Media Group. The Company also operates specialized divisions related to professional marketing, the creation and production of new media content and applications, and specialized production services. The Company operates in a single industry segment.

 (b) Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and all wholly and majority-owned subsidiaries using a fiscal year-end of March 31. The Company's international subsidiaries are consolidated using a December 31 fiscal year to facilitate timely reporting of consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.

  Investments in minority-owned companies are included in the consolidated financial statements on the basis of the equity method of accounting.

 (c) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (d) Revenue Recognition

  Commission and fee income is recognized when media placements appear and as production costs are incurred. Salaries and other agency costs are expensed as incurred.

 (e) Depreciation and Amortization

  Depreciation of furniture, fixtures, equipment and amortization of capitalized leases are provided on a straight-line basis over the estimated useful lives of the respective assets. Amortization of leasehold improvements is provided on a straight-line basis over the terms of the respective leases.

 (f) Excess of Purchase Price Over Fair Value of Net Assets Acquired

  The excess of cost of acquisitions over the fair value of the net assets acquired is being amortized on a straight-line basis over five to forty years. The Company assesses the recoverability of intangible assets by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows and/or realized gains upon the sale of such assets of the acquired business. The amount of impairment loss, if any, is measured based on fair value. The assessment of the recoverability of intangible assets will be impacted if estimated future cash flows are not achieved.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


 (g) Income Taxes

  The Company uses the asset and liability method to account for income taxes. Under this method, deferred income taxes are recognized at enacted tax rates for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. income tax liability on earnings of foreign subsidiaries, except for those locations that the Company considers such earnings to be permanently invested.

 (h) International Currency Translation Adjustment

  For purposes of consolidating the financial statements of the Company's international subsidiaries, substantially all assets and liabilities are translated at the year-end exchange rates, and income and expenses are translated at the average exchange rates prevailing during the year. Translation adjustments are accumulated in a separate section of stockholders' equity.

 (i) Stock-Based Compensation

  The Company has elected to account for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price of the option (the "intrinsic method"). On April 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants.

 (j) Cash Equivalents

  For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 (k) Reclassifications

  Certain amounts from 1995 and 1996 have been reclassified to conform with the current year presentation.

 (l) Net Income Per Share

  Net income per share has been determined by dividing net income by using the weighted average number of common and common equivalent shares outstanding.

 (m) Recently Issued Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Statement No. 130 is effective for the Company's fiscal year ending December 31, 1998. The Company has not yet determined the impact of Statement No. 130 on the reporting and display of its financial statements.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for financial reporting of operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Statement No. 131 is effective for the Company's fiscal year ending December 31, 1998. The Company has not yet determined the impact of Statement No. 131 on the reporting and display of its financial statements.

(2) INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

  A summary of combined financial information for the investments in affiliated companies accounted for under the equity method is as follows:

                                                               1996     1997
                                                             --------  -------
      Current assets........................................ $ 66,470  $79,170
      Current liabilities...................................  (57,879) (70,315)
                                                             --------  -------
          Working capital................................... $  8,591  $ 8,855
      Other assets (principally property and equipment).....    7,101    7,538
      Long-term obligations.................................   (3,108)  (4,561)
                                                             --------  -------
          Net assets........................................ $ 12,584  $11,832
                                                             ========  =======
      Investments and advances represented by:
        Equity in net assets................................ $  3,651  $ 3,777
        Advances............................................    1,873       77
        Excess of purchase price over fair value of net
         assets acquired....................................    1,947    1,404
                                                             --------  -------
          Total investments and advances.................... $  7,471  $ 5,258
                                                             ========  =======

                                                         1995    1996    1997
                                                        ------- ------- -------
      Gross revenues................................... $33,744 $28,205 $26,991
                                                        ======= ======= =======
      Net earnings..................................... $ 2,578 $ 1,626 $ 3,197
                                                        ======= ======= =======
      Company's share of net earnings.................. $   238 $   155 $   798
                                                        ======= ======= =======

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(3) SEGMENT INFORMATION

  A summary of financial information of the Company's operations by geographic area is as follows:

                                                               1996      1997
                                                             --------  --------
      Total assets:
        United States......................................  $389,350  $443,879
        International......................................   117,267   167,212
                                                             --------  --------
          Total assets.....................................  $506,617  $611,091
                                                             ========  ========
                                                     1995      1996      1997
                                                   --------  --------  --------
      Total revenues:
        United States............................. $278,019  $338,849  $411,286
        International.............................   58,868    69,141    83,702
                                                   --------  --------  --------
          Total revenues.......................... $336,887  $407,990  $494,988
                                                   ========  ========  ========
      Pretax income (loss):
        United States............................. $ 21,226  $ 27,676  $ 31,322
        International.............................   (2,951)   (4,994)   (1,168)
                                                   --------  --------  --------
          Pretax income........................... $ 18,275  $ 22,682  $ 30,154
                                                   ========  ========  ========

(4) ACQUISITIONS

  During 1995, 1996 and 1997, the Company acquired several businesses which were all accounted for under the purchase method of accounting. Purchase price has been allocated to the assets acquired in each acquisition based upon their fair value at the date of the acquisition. Cash paid for acquisitions of businesses acquired in 1995, 1996 and 1997 was approximately $4,458, $2,371 and $20,660, respectively, and, after allocating purchase price to assets acquired and liabilities assumed, approximately $4,229, $2,560 and $18,164 was recorded as the excess of purchase price over fair value of net assets or liabilities acquired. Several of the acquisition agreements include contingent cash consideration for the value of future gross income from the client accounts of the acquired agencies generally over three to five years. The Company expects to pay approximately $8.2 million in contingent consideration through the fiscal year ending March 31, 2001. Contingent consideration incurred in 1995, 1996 and 1997 was approximately $0, $139 and $582, respectively, all of which was included as additions to excess of purchase price over fair value of net assets acquired. In addition, the Company acquired additional minority interests in subsidiaries through cash payments of approximately $62, $562, and $1,642 in 1995, 1996 and 1997, respectively. Payments were primarily allocated to excess of purchase price over fair value of net assets acquired. Management has omitted pro forma disclosures for the above acquisitions because such acquisitions are immaterial to the consolidated financial statements.

(5) LONG-TERM DEBT

  A summary of long-term debt is as follows:

                                                                1996     1997
                                                              --------  -------
      Senior bank term loan.................................. $ 18,800  $12,800
      15% senior subordinated notes..........................   16,000      --
      8.25%-11.5% obligations under capitalized leases.......    7,457    9,994
      8.25%-11.75% notes payable.............................    1,081      510
                                                              --------  -------
          Total long-term debt............................... $ 43,338  $23,304
      Less current portion...................................  (14,305) (18,633)
                                                              --------  -------
          Long-term debt, excluding current portion.......... $ 29,033  $ 4,671
                                                              ========  =======

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The senior bank loan agreement provides for interest at floating rates and requires semiannual principal payments, with final maturity of the loan occurring on February 1, 1998. The agreement also provides for a revolving line of credit with a maximum principal amount which may be drawn at any time thereunder of the lesser of $48,200 or 60% of eligible receivables ("Revolving Working Capital Loan"). At the Company's request, the revolving line of credit may be increased by an amount equal to 50% of each payment of principal on the term loan. The senior bank term loan interest rate was 8.375% and 8.125% at March 31, 1996 and 1997, respectively. The Company is required to pay a commitment fee of 1/2% on the average daily unused portion of the Revolving Working Capital Loan. The obligations under the Term Loan and the Revolving Working Capital Loan are secured by the pledge of all of the outstanding shares of the Company's U.S. subsidiaries. The borrowings are further secured by accounts receivable, contract rights and certain other intangible property with a maximum recourse to the banks as a secured party of $35,000.

  The terms of the senior subordinated notes provided for a required principal prepayment of $4,000 on March 15, 1997, with a final payment of $12,000 on March 15, 1998. Interest was payable semiannually. In 1997, the Company repaid its senior subordinated notes ahead of their scheduled maturity. (See also notes 15 and 17.)

  The terms of the obligations under capitalized leases provide for payment of principal and interest in annual installments, with the final purchase payments of 10% or $1.00 due on various dates between April 1996 and January 2000. The leases were for the acquisition of equipment.

  The senior bank loan agreement contains covenants restricting, among other items, future indebtedness, capital expenditures, leases, investments, ability to declare dividends on or repurchase shares of the Company's common stock, liens, disposition of assets, mergers and acquisitions and entering new businesses. In addition, the agreement requires the Company to maintain specified levels of tangible net worth and working capital and specified ratios, as defined, of senior debt to gross revenues, current assets to current liabilities, net earnings to interest expense, liabilities to net worth and fixed charges to operating income. The Company was in compliance with, or has obtained waivers for, all applicable covenants.

  The 8.25%-11.75% notes payable, scheduled for repayment through 1997, were issued in connection with the purchase of equity investments in subsidiaries in France. The notes payable are secured by the stock of the purchased subsidiaries.

  A summary of the scheduled maturities of long-term debt follows:

             FISCAL YEAR ENDING                AMOUNT
             ------------------                -------
               1998..........................  $18,633
               1999..........................    3,517
               2000..........................    1,154
                                               -------
                                               $23,304
                                               =======

(6) DEFERRED COMPENSATION

  The liability for deferred compensation is summarized as follows:

                                                                 1996    1997
                                                                ------- -------
      Deferred compensation (a)................................ $ 3,058 $ 3,033
      Other compensation (b)...................................   8,155  11,606
                                                                ------- -------
          Liability for deferred compensation.................. $11,213 $14,639
                                                                ======= =======

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

--------
(a) The Company has deferred compensation plans covering directors and officers of U.S. subsidiaries which provide fixed benefits payable over a specified period of time upon retirement or death. Liabilities are net of cash surrender value of life insurance policies of $7,961 and $9,048 in 1996 and 1997, respectively. The expense related to these plans amounted to $1,673, $926 and $988 for 1995, 1996 and 1997, respectively.
(b) The Company has plans which pay bonuses and commissions based on profitability of the domestic subsidiaries. The expense related to these plans amounted to $12,074, $12,662 and $21,454 for 1995, 1996 and 1997,
    respectively. Bonus awards are paid in three annual installments, with approximately one-third of the amount paid in the year of the award.

(7) OTHER NONCURRENT LIABILITIES

  Other long-term obligations are summarized as follows:

                                                                   1996   1997
                                                                  ------ ------
      Leases (a)................................................. $3,287 $2,110
      Acquisition price payable (b)..............................  3,577  1,936
      Other (c)..................................................  2,022  2,087
                                                                  ------ ------
          Total other noncurrent liabilities..................... $8,886 $6,133
                                                                  ====== ======

--------
(a) The Company has accrued rent expense for a lease with favorable concessions and has deferred income due to a prepayment on property the Company has subleased.
(b) The Company incurred long-term liabilities in connection with acquisitions of advertising agencies.
(c) This amount is comprised principally of other long-term obligations, accruals for postretirement benefits other than pensions and deferred compensation plans of majority-owned international subsidiaries.

(8) INCOME TAXES

  Income tax expense (benefit) consists of the following for the years ended March 31, 1995, 1996 and 1997:

                                   1995                      1996                      1997
                         ------------------------- ------------------------- -------------------------
                         CURRENT  DEFERRED  TOTAL  CURRENT DEFERRED   TOTAL  CURRENT DEFERRED   TOTAL
                         -------- -------- ------- ------- --------  ------- ------- --------  -------
U.S. Federal............ $  7,054   $24    $ 7,078 $10,254 $(1,315)  $ 8,939 $13,591 $(2,944)  $10,647
State and local.........    3,059     4      3,063   3,776    (331)    3,445   5,345    (459)    4,886
International...........    1,548   --       1,548   1,186     --      1,186   1,674     --      1,674
                         --------   ---    ------- ------- -------   ------- ------- -------   -------
                         $ 11,661   $28    $11,689 $15,216 $(1,646)  $13,570 $20,610 $(3,403)  $17,207
                         ========   ===    ======= ======= =======   ======= ======= =======   =======

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Actual income tax expense differs from amounts computed by applying the U.S. Federal income tax rate of 35% to pretax earnings as a result of the following:

                                                       1995     1996    1997
                                                      -------  ------- -------
      Computed "expected" Federal tax expense........ $ 6,396  $ 7,939 $10,554
      State and local taxes, net of Federal tax
       benefit.......................................   1,991    2,239   3,176
      Tax differentials of international
       subsidiaries..................................   2,405    1,434     776
      Nondeductible expenses, primarily amortization
       of intangible assets and meals and
       entertainment.................................   1,700    1,565   2,808
      Other..........................................    (803)     393    (107)
                                                      -------  ------- -------
                                                      $11,689  $13,570 $17,207
                                                      =======  ======= =======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                  MARCH 31
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
Deferred tax assets:
  Accrued liabilities for deferred compensation and bonuses... $10,430  $12,411
  Other accrued liabilities...................................     398    1,633
  Allowance for doubtful accounts.............................     398      449
  Capital loss carry forward..................................   1,025       98
  Other.......................................................     159      233
                                                               -------  -------
  Gross deferred tax assets................................... $12,410  $14,824
  Valuation allowance.........................................  (1,192)    (425)
                                                               -------  -------
  Net deferred tax assets..................................... $11,218  $14,399
                                                               -------  -------
Deferred tax liabilities:
  Fixed assets................................................   2,621    2,399
                                                               -------  -------
    Net deferred tax asset.................................... $ 8,597  $12,000
                                                               =======  =======

  The Company has not recognized a deferred tax liability for undistributed earnings of its majority-owned international subsidiaries because management currently does not expect those unremitted earnings to become taxable to the Company in the foreseeable future. Undistributed earnings of its majority-owned international subsidiaries are not significant.

(9) EMPLOYEE STOCK PLANS

  The Company is authorized to issue two classes of common stock having similar rights and privileges. Each holder of Class A and Class B common stock is entitled to 1.1 and 1 vote per share, respectively. Certain members of management hold warrants to purchase 1,670,496 shares of the Company's Class B common stock at March 31, 1997. The warrants are exercisable at $0.005 per share through February 18, 2002. Shares issued under the exercise of the warrants were 70,512, 54,844 and 31,340 in 1995, 1996 and 1997, respectively.

  The Company has a nonqualified stock option plan granting options to purchase up to 2,600,000 shares of Class B common stock. The options may be granted to officers and key employees. The option price per share equals the appraised value of the stock at the date of grant. Generally, the options become exercisable upon the sixth anniversary of the date of grant, but in no event later than ten years from the date of grant. To date, employees have been granted options to purchase a total of 2,090,000 shares of Class B common stock at option prices ranging from $1.93 to $5.20 per share.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The Company granted nonqualified stock options to purchase a total of 689,656 shares of Class B common stock at an option price of $2.18 per share. In June 1996, these options were canceled and no shares were issued under this stock option plan.

  Effective March 1996, the Company's wholly-owned subsidiary, Poppe Tyson, Inc. ("Poppe"), established a 1996 Stock Option Plan (the "Plan") to grant options to employees and consultants to Poppe meeting specified eligibility requirements. Under the Plan, Poppe may grant incentive and non-qualified stock options to purchase Poppe common stock. The Plan provides for the granting of a maximum of 2,287,389 options. As of March 31, 1997, the Company had outstanding options to purchase 701,195 shares of the subsidiary's common stock, of which 220,195 options are exercisable with exercise prices of $2.42 to $10.00 per share, which was determined with reference to appraised or fair value. The maximum term of an option may not exceed ten years for both incentive and non-qualified options.

  If the Company and its subsidiary, Poppe, recorded compensation expense based upon the fair-value based method of SFAS No. 123, the effects of the difference in accounting methods would not have a material impact on the Company's net income in 1996 and 1997. Therefore, the Company has omitted pro forma disclosures of SFAS No. 123.

  Stock option and warrant activity may be summarized as follows:

                                                BJK&E               POPPE
                                         -------------------- ------------------
                                                     WEIGHTED           WEIGHTED
                                                     AVERAGE            AVERAGE
                                                     EXERCISE           EXERCISE
                                           NUMBER     PRICE    NUMBER    PRICE
                                         ----------  -------- --------  --------
      Outstanding, April 1, 1994........  4,166,848   $1.13        --      --
        Granted.........................    950,000    2.58        --      --
        Canceled/Forfeited..............        --      --         --      --
        Exercised.......................    (70,512)   .005        --      --
                                         ----------
      Outstanding, April 1, 1995........  5,046,336    1.41        --      --
        Granted.........................        --      --     469,980    2.42
        Canceled/Forfeited..............   (200,000)   1.93        --      --
        Exercised.......................    (54,844)   .005        --      --
                                         ----------           --------
      Outstanding, March 31, 1996.......  4,791,492    1.42    469,980    2.42
        Granted.........................     90,000    5.20    576,604    9.89
        Canceled/Forfeited.............. (1,089,656)   1.93   (236,746)   5.19
        Exercised.......................    (31,340)   .005   (108,643)   2.42
                                         ----------           --------
      Outstanding, March 31, 1997.......  3,760,496   $1.32    701,195    7.62
                                         ==========           ========
      Exercisable, March 31, 1997.......  1,670,496   $.005    220,195    2.43
                                         ==========   =====   ========    ====

  The weighted average fair value of options granted for BJK&E and Poppe in 1997 was $5.20 and $0.55, respectively, and $0.39 for Poppe in 1996.

  At March 31, 1997, the range of exercise prices and weighted average remaining contractual life of the outstanding options and warrants was $0.005 per share to $5.20 per share for the Company ($2.42 per share to $10.00 per share for Poppe) and 1 year (3 years for Poppe), respectively.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(10) STOCKHOLDERS' EQUITY

  On June 27, 1996, a consolidated subsidiary ("Poppe") of the Company acquired the outstanding common shares of Animated Systems & Design. Consideration for the transaction included cash of $1,500 and common stock issued by Poppe with an estimated fair value of $1,100. The Company has recorded a gain on the issuance of stock by its subsidiary as an adjustment of $1,089 to additional paid-in capital.

  On August 28, 1996, the Company declared and distributed 10,236,460 shares of DoubleClick, Inc. ("DoubleClick") common stock, representing 60% of the outstanding common stock of DoubleClick. For the period of January 23, 1996, through August 28, 1996, DoubleClick operated as a majority-owned subsidiary and, therefore, its results of operations and cash flows have been consolidated through August 28, 1996. The dividend of DoubleClick to the Company's shareholders was recorded at book value of $358 through a credit to retained earnings.

  On January 20, 1997, the Company effected a 2-to-1 stock split, which has been given retroactive effect in the accompanying consolidated financial statements. The authorized common stock of the Company was also increased from 5,000,000 shares to 12,000,000 shares of Class A common and from 30,000,000 shares to 43,000,000 shares of Class B common.

(11) EMPLOYEE BENEFIT PLANS

 Profit-Sharing and Savings Plan

  The Company has a profit-sharing and savings plan covering substantially all U.S. employees. The contribution to the profit-sharing component of the plan is determined annually by the Board of Directors and may not exceed the amounts allowable under the Internal Revenue Code. The Company made a profit-sharing contribution of $2,400 in 1997 and no contributions in 1995 and 1996. Under the employee savings component of the plan, the Company will match 50% of an employee's contribution up to 4% of salary which is vested immediately. The Company contributed $1,507, $1,780 and $1,973 for 1995, 1996 and 1997,
respectively, to the employee savings plan.

 Stock Bonus Plan

  The Company has a U.S. employee Stock Bonus Plan. Contributions to the Stock Bonus Plan may be made annually at the discretion of the Board of Directors. The Company contributed stock having an appraised value of $1,000 in 1995, 1996 and 1997. The Company made additional cash contributions of $1,250 and $1,750 for 1995 and 1996, respectively. No cash contributions were made in 1997.

 Postretirement Benefits Other Than Pensions

  The Company also provides health care and life insurance benefits to retired employees meeting certain eligibility criteria. Substantially all of the Company's employees may become eligible for these benefits if they reach normal retirement age while working for the Company.

  Effective April 1, 1995, the Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," on a prospective basis. The net transition obligation represents the difference between the Company's April 1, 1995 accrued benefits costs prior to the adoption of Statement No. 106 and the Plan's unfunded liability as of that date. The net transition liability at April 1, 1995 was $2,412 and will be amortized into income over twenty years.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The components of net periodic postretirement benefit costs are as follows:

                                                                      1996 1997
                                                                      ---- ----
      Service cost--benefits earned during the year.................  $ 71 $ 97
      Interest on projected benefit obligations.....................   211  195
      Amortization of net transition obligation over 20 years.......   120  121
      Other.........................................................     3    4
                                                                      ---- ----
        Net postretirement benefit costs............................  $405 $417
                                                                      ==== ====

  A reconciliation of the accumulated postretirement benefit obligation to the liability recognized in the consolidated balance sheets as of March 31, 1996 and 1997, is as follows:

                                                                 1996     1997
                                                                -------  ------
      Accumulated postretirement benefit obligation:
        Active participants.................................... $ 1,194  $1,209
        Retirees...............................................   1,598   1,971
                                                                -------  ------
                                                                $ 2,792  $3,180
      Unrecognized transition obligation.......................  (2,292) (2,171)
      Unrecognized prior service cost..........................     (41)   (112)
      Unrecognized net losses..................................    (238)   (450)
                                                                -------  ------
      Postretirement benefit obligation........................ $   221  $  447
                                                                =======  ======

  The actuarial calculation assumes a health care inflation assumption of 8.6% and 8.4% in 1996 and 1997, respectively, and grades down uniformly to 7.0% in 2004 and remains level thereafter. Increases in the health care cost trend rate have a minor effect on the amounts reported because the Company's share of health care premium rates are capped. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1996 and 1997. The Company's postretirement benefit plans are not funded.

(12) CASH FLOWS

  A summary of supplemental disclosures of cash flow information follows:

                                                          1995   1996    1997
                                                         ------ ------- -------
      Cash paid during the year for:
        Interest........................................ $7,675 $ 7,978 $ 5,996
        Income taxes.................................... $9,598 $11,664 $19,235
                                                         ====== ======= =======

  The Company also acquired equipment and assumed obligations under capital leases for $4,922, $4,557 and $7,759 in 1995, 1996 and 1997, respectively.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amount of cash and temporary cash investments, receivables, accounts payable, accrued expenses and long-term debt approximates fair value. It is not considered practicable to estimate the fair value of the Company's financial guarantees and commitments described in note 14.

  Fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgment.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(14) COMMITMENTS AND CONTINGENT LIABILITIES

 (a) Consulting, Noncompete and Employment Agreements

  At March 31, 1997, the Company was committed to minimum annual payments for employment, consulting and noncompete agreements as follows:

             1998............................ $ 17,327
             1999............................    9,198
             2000............................    5,950
             2001............................    4,317
             2002............................    2,120

  Payments under these and other agreements approximated $19,838, $22,576 and $22,387 for 1995, 1996 and 1997, respectively.

 (b) Rental Agreements

  The Company occupies office space in various locations under operating lease agreements. Rent expense, net of sublease rentals, under these agreements approximated $22,218, $25,458 and $29,638 for 1995, 1996 and 1997,
respectively.

  At March 31, 1997, the Company's minimum annual rentals under noncancellable leases, some of which provide for rental adjustments due to increased property taxes and operating costs and sublease rentals, are as follows:

                                                                          NET
                                                       LEASE   SUBLEASE  LEASE
                                                      RENTALS  RENTALS  RENTALS
                                                     --------- -------- --------
      1998.......................................... $  42,527 $ 9,228  $ 33,299
      1999..........................................    40,558   6,305    34,253
      2000..........................................    36,068   5,048    31,020
      2001..........................................    31,059   5,214    25,845
      2002..........................................    26,979   5,343    21,636
      2003 forward..................................    95,117  28,484    66,633
                                                     --------- -------  --------
                                                     $ 272,308 $59,622  $212,686
                                                     ========= =======  ========

  It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

 (c) Litigation

  The Company is a party to various lawsuits arising out of the ordinary course of business, none of which, in the opinion of management, is material.

 (d) Guarantees

  The Company has issued guarantees and letters of credit totaling approximately $20,200 at March 31, 1997. Guarantees and letters of credit are generally issued for the purpose of obtaining and securing trade debt for the international subsidiaries.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(15) RELATED PARTY TRANSACTIONS

  The Company incurred interest and related financing expenses on amounts due to Citibank, N.A. and The Northwestern Mutual Life Insurance Company ("Northwestern"), major stockholders of the Company, of approximately $893 and $3,000, respectively, during 1995; $855 and $2,975, respectively, during 1996; and $607 and $3,007, respectively, during 1997. The Company also paid a redemption premium of $706 to Northwestern for the early retirement of subordinated notes payable to Northwestern. (See also notes 5 and 17)

  At March 31, 1997, the Company has cash advances to its former subsidiary, DoubleClick, Inc., of approximately $5,400, which have been classified with receivables. The advances bear interest at 8.125% at March 31, 1997.

  In 1995, the Company purchased 3,000,000 shares of Class B common stock from Warner Communications Inc. at appraised value. Subsequently, the Company sold 2,400,000 shares of Class A common stock to the Company's Profit-Sharing and Savings Plan and 600,000 shares of Class B common stock to selected members of management at appraised values.

(16) MAJOR CUSTOMER

  One customer accounted for approximately 28%, 26% and 24% of the Company's consolidated commissions and fees for 1995, 1996 and 1997, respectively.

(17) UNUSUAL TRANSACTIONS

  Unusual charges in 1996 and 1997 consist of the following:

                                                                   1996   1997
                                                                  ------ ------
      Impairment losses on intangible assets(a).................. $2,674 $3,902
      Write-off of offering expenses(b)..........................    --   2,300
      Cost of early retirement of debt(c)........................    --   1,021
      Gain on the sale of business(d)............................    --    (898)
      Other, net.................................................    --     625
                                                                  ------ ------
                                                                  $2,674 $6,950
                                                                  ====== ======

--------
(a) In 1997, the Company recorded write-offs for the impairment of intangible assets, including covenants not-to-compete and excess of purchase price over fair value of net assets acquired. In addition, a write-off was recorded by the Company in 1996 for the impairment of excess of purchase price over fair value.
(b) The Company recognized a loss for the write-off of deal-related expenses incurred by a subsidiary in an initial public offering ("IPO"). The write-off resulted from the subsidiary's decision to postpone its IPO.
(c) The Company recorded a loss from the early repayment of subordinated notes payable. The loss consisted of a redemption premium and unamortized debt issue costs.
(d) In June 1996, the Company signed a Reorganization and Asset Sale Agreement with certain executive officers of one of its subsidiaries. Under that agreement, certain client accounts and fixed assets were sold to the executive officers, resulting in a gain. In addition, the Company terminated its employment contracts with the executive officers.

(18) SUPPLEMENTARY INFORMATION

  Following is a summary of supplementary information about the Company's valuation account for accounts receivable:

                                        BALANCE AT          WRITE OFFS, BALANCE
                                        BEGINNING  BAD DEBT   NET OF    AT END
     DESCRIPTION                         OF YEAR   EXPENSE  RECOVERIES  OF YEAR
     -----------                        ---------- -------- ----------- -------
Allowance for doubtful accounts:
  Year ended March 31, 1995............   $2,149    $1,944    $1,723    $2,370
                                          ======    ======    ======    ======
  Year ended March 31, 1996............   $2,370    $3,581    $3,333    $2,618
                                          ======    ======    ======    ======
  Year ended March 31, 1997............   $2,618    $1,815    $1,809    $2,624
                                          ======    ======    ======    ======

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS

               MARCH 31, 1997 AND SEPTEMBER 30, 1997 (UNAUDITED)
                         (IN 000'S, EXCEPT SHARE DATA)

                                                              MARCH    SEPTEMBER 30,
                           ASSETS                            31, 1997      1997
                           ------                            --------  -------------
                                                                        (UNAUDITED)
Current Assets:
  Cash...................................................... $ 27,018    $  2,105
  Accounts receivable, net of reserve for doubtful accounts.  384,679     403,456
  Other current assets......................................   33,532      47,626
                                                             --------    --------
                                                             $445,229    $453,187
                                                             --------    --------
Property and Equipment:
  Leasehold improvements.................................... $ 25,249    $ 28,328
  Furniture and equipment...................................   58,765      61,443
  Equipment under capital leases............................   19,718      21,248
                                                             --------    --------
                                                             $103,732    $111,019
  Less--Accumulated depreciation and amortization...........  (51,834)    (58,513)
                                                             --------    --------
                                                             $ 51,898    $ 52,506
                                                             --------    --------
Other Assets:
  Excess of purchase price over fair value of net assets
   acquired, net of accumulated amortization of $27,198 as
   of March 31, 1997 and $29,147 as of September 30, 1997... $ 96,370    $ 96,078
  Investments in and advances to affiliated companies.......    5,258       6,702
  Other assets..............................................   12,336      18,414
                                                             --------    --------
                                                             $113,964    $121,194
                                                             --------    --------
                                                             $611,091    $626,887
                                                             ========    ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
Current Liabilities:
  Accounts payable.......................................... $441,974    $475,716
  Current portion of long-term debt.........................   18,633      16,222
  Accrued expenses..........................................   59,060      48,174
                                                             --------    --------
                                                             $519,667    $540,112
Noncurrent Liabilities:
  Long-term debt............................................    4,671       3,558
  Other noncurrent liabilities..............................   20,772      13,608
                                                             --------    --------
      Total liabilities..................................... $545,110    $557,278
                                                             --------    --------
Minority Interests In Subsidiaries.......................... $  1,052    $    823
                                                             --------    --------
Stockholders' Equity:
  Serial preferred stock, $.01 par value.................... $  --       $  --
  Common stock:
    Class A.................................................        8           8
    Class B.................................................       27          27
    Additional paid-in capital..............................   47,897      44,667
    Retained earnings.......................................   19,092      27,492
    International currency translation adjustment...........   (1,495)     (3,108)
    Deferred compensation...................................     (600)       (300)
                                                             --------    --------
      Total stockholders' equity............................ $ 64,929    $ 68,786
                                                             --------    --------
                                                             $611,091    $626,887
                                                             ========    ========

          See accompanying notes to consolidated financial statements.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

              FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                       (IN 000'S, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              1996      1997
                                                            --------  --------
Revenues................................................... $224,183  $265,581
                                                            --------  --------
Cost and Expenses:
  Salaries and benefits.................................... $141,694  $164,864
  Office and general.......................................   70,349    83,217
  Unusual transactions.....................................     (598)    --
  Interest expense.........................................    2,476     2,205
  Other (income)...........................................   (1,431)   (1,418)
                                                            --------  --------
                                                            $212,490  $248,868
                                                            --------  --------
Income before Provision for Income Taxes................... $ 11,693  $ 16,713
Provision for Federal, Foreign and State Income Taxes......    7,074     8,926
                                                            --------  --------
                                                            $  4,619  $  7,787
Minority Interest Provision................................      (41)      132
Equity in Net Earnings (loss) of Affiliated Companies......       90       481
                                                            --------  --------
Net Income................................................. $  4,668  $  8,400
                                                            ========  ========
Net Income Per Share....................................... $    .12  $    .22
                                                            ========  ========
Weighted Average Common Shares and Common Share
 Equivalents...............................................   38,171    37,832
                                                            ========  ========


          See accompanying notes to consolidated financial statements.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

        FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)
                                   (IN 000'S)

                                                             1996       1997
                                                           ---------  --------
Cash flows used in operating activities:
  Net earnings............................................ $   4,668  $  8,400
  Adjustments to reconcile net income to net cash used in
   operating activities:
    Depreciation and amortization.........................     8,450     9,999
    Equity in earnings of unconsolidated subsidiaries and
     minority interest....................................       (49)     (613)
    Non-recurring charges and other non-cash transactions.      (598)     --
    Changes in assets and liabilities:
      Accounts receivable.................................   (64,382)  (17,004)
      Other current assets................................   (11,445)  (21,746)
      Accounts payable and accrued expenses...............     2,575    16,165
                                                           ---------  --------
        Net cash used in operating activities............. $ (60,781) $ (4,799)
                                                           ---------  --------
Cash flows used in investing activities:
  Capital expenditures.................................... $  (4,707) $ (6,890)
  Payments for acquisitions of domestic businesses........    (2,594)   (3,329)
  Other transactions, net.................................       114     1,814
                                                           ---------  --------
        Net cash used in investing activities............. $  (7,187) $ (8,405)
                                                           ---------  --------
Cash flows provided by (used in) financing activities:
  Payments of long-term debt and obligations.............. $  (5,154) $ (5,054)
  Increase in liability for book overdrafts...............    48,233       --
  Payments of other long-term obligations.................    (1,729)   (1,812)
  Payments for purchase of Class B common stock...........    (2,849)   (3,230)
                                                           ---------  --------
        Net cash provided by financing activities......... $  38,501  $(10,096)
                                                           ---------  --------
Effect of exchange rate changes on cash................... $    (510) $ (1,613)
                                                           ---------  --------
Net decrease in cash...................................... $ (29,977) $(24,913)
Cash at beginning of period...............................    29,977    27,018
                                                           ---------  --------
Cash at end of period..................................... $   --     $  2,105
                                                           =========  ========

          See accompanying notes to consolidated financial statements.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996, AND 1997 (UNAUDITED)

(1) BASIS OF PRESENTATION

  The condensed financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission, and include all adjustments (which comprise only of normal recurring items) which the Company considers necessary for a fair presentation. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The consolidated condensed financial statements should be read in conjunction with the financial statements and notes thereto included elsewhere in this registration statement.

  Revenues and net income for the first three months of the year should not be considered reliable indicators of revenues or net income for the entire year.

(2) INCOME TAXES

  The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated using the statutory Federal income tax rate of 35% on income is primarily due to state and local income taxes, tax differentials of international subsidiaries, and expenses not deductible for tax purposes.

(3) UNUSUAL TRANSACTIONS

  For the six months ended September 30, 1996, the Company recorded a net pretax credit of $598 due to a gain on the sale of a business, offset by the cost of terminating an employment contract.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The following Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 1997 combines the historical balance sheets of True North and Bozell as if the Merger had been effective on September 30, 1997, after giving effect to certain pro forma adjustments described in the accompanying notes.

  The following Unaudited Pro Forma Combined Statements of Operations are presented as if the Merger had been effective January 1, 1994. True North's fiscal year ends on December 31; Bozell's fiscal year ends on March 31. True North's financial reporting period ending December 31 will be adopted by the combined entity. For purposes of the following Unaudited Pro Forma Combined Statements of Operations, the year-ends of the two companies have not been conformed, as permitted under Regulation S-X. For purposes of presenting unaudited pro forma combined financial data, revenues of $115,874 and $147,454 and net income of $5,499 and $6,110, representing Bozell's results of operations for the period from January 1 through March 31, 1996 and 1997, respectively, are included in the unaudited pro forma combined results of operations for the twelve months ended December 31, 1995 and 1996, respectively, and for the nine months ended September 30, 1996 and 1997, respectively.

  The Unaudited Pro Forma Combined Financial Information and notes thereto reflect the application of the pooling-of-interests method of accounting for the acquisition of Bozell. Under this method of accounting, the recorded assets, liabilities, income and expenses of True North and Bozell are combined and recorded at their historical cost amounts, except as noted below.

  As required in a pooling-of-interests business combination, the Unaudited Pro Forma Combined Financial Information reflects certain adjustments to conform the accounting policies of both companies. The significant accounting policies of True North and Bozell differ in only one respect: True North has accounted for Staff Accounting Bulletin #51, "Accounting for Sales of Stock by a Subsidiary" (SAB 51), gains and losses through its income statement whereas Bozell has accounted for such gains and losses as changes in stockholders' equity. On a combined basis, True North and Bozell will account for such gains as changes in stockholders' equity. As a result, these adjustments retroactively conform, for all periods presented, this accounting policy of both companies, consistent with the intent to present both entities as though they had always been combined. The amounts and nature of such conforming accounting adjustments included or disclosed in the Unaudited Pro Forma Combined Financial Information may change as more information becomes available.

  True North expects to record a material pre-tax charge following consummation of the Merger to cover the direct costs of the Merger (including the fees of financial advisors, legal counsel and independent auditors), the cost of integrating certain aspects of the businesses of True North and Bozell, the cost of asset rationalizations and employee terminations to eliminate duplicative functions and excess capacity, and other unusual items. This pre-tax charge is estimated to be in the range of $80,000-$120,000. The after-tax impact of this charge is estimated to be in the range of $56,000- $81,000, and the midpoint of this range has been charged to Retained Earnings in the Unaudited Pro Forma Combined Condensed Balance Sheet at September 30, 1997. The estimated charge and nature of the costs included therein as well as the periods in which these costs are recorded are subject to change as True North's integration plan is developed and more accurate estimates become possible. Moreover, the after-tax cost of the charge is likely to change depending upon the magnitude of the pre-tax charge, the nature of the costs therein, the tax laws of the particular countries applicable to the entities incurring these costs, and the tax-paying status of such entities.

  True North expects to achieve operating costs savings primarily through reductions in staff and the consolidation of certain functions associated with corporate level, administrative and operational level duplication at both companies. The operating cost savings are expected to be achieved in various amounts at various times during the years subsequent to the consummation of the Merger and not ratably over, or at the beginning or end of, such periods. No adjustments have been reflected in the Unaudited Pro Forma Combined Statements of Operations for the anticipated cost savings.

  The Unaudited Pro Forma Combined Financial Information included herein is not necessarily indicative of the consolidated financial position or results of future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated at the beginning of the periods indicated. The Unaudited Pro Forma Combined Financial Information should be read in conjunction with and are qualified in their entirety by the separate historical consolidated financial statements and notes thereto of True North and Bozell. The financial statements of True North are incorporated by reference into this Joint Proxy Statement/Prospectus; the financial statements of Bozell appear elsewhere herein. See "INCORPORATION OF DOCUMENTS BY REFERENCE" and "BOZELL CONSOLIDATED FINANCIAL STATEMENTS."

                         TRUE NORTH COMMUNICATIONS INC.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                             AT SEPTEMBER 30, 1997
                                   (IN 000'S)

                                                           PRO FORMA
                                                     --------------------------
                               TRUE NORTH   BOZELL   ADJUSTMENTS      COMBINED
                               ----------  --------  -----------     ----------
Assets:
  Cash and marketable
   securities................. $   43,101  $  2,105  $        0      $   45,206
  Accounts receivable, net....    481,226   403,456           0         884,682
  Other current assets........     65,774    47,626           0         113,400
                               ----------  --------  ----------      ----------
                               $  590,101  $453,187  $        0      $1,043,288
  Property & equipment, net...     63,699    52,506     (10,000)(3)     106,205
  Goodwill, net...............    230,543    96,078           0         326,621
  Investment in affiliated
   companies..................    163,135     6,702           0         169,837
  Other noncurrent assets.....     19,492    18,414      32,000 (3)      69,906
                               ----------  --------  ----------      ----------
                               $1,066,970  $626,887  $   22,000      $1,715,857
                               ==========  ========  ==========      ==========
Liabilities and Stockholders'
 Equity:
  Accounts payable and
   accruals................... $  568,550  $523,890  $   55,000 (3)  $1,147,440
  Short-term bank borrowings..     67,015         0           0          67,015
  Current portion of long-term
   debt.......................      1,524    16,222           0          17,746
                               ----------  --------  ----------      ----------
                               $  637,089  $540,112  $   55,000      $1,232,201
                               ----------  --------  ----------      ----------
  Long-term debt.............. $   65,885  $  3,558  $        0      $   69,443
                               ----------  --------  ----------      ----------
  Accrued future compensation
   expense.................... $   41,837  $      0  $        0      $   41,837
                               ----------  --------  ----------      ----------
  Other noncurrent
   liabilities................ $   47,004  $ 14,431  $   35,000 (3)  $   96,435
                               ----------  --------  ----------      ----------
  Common stock................ $    8,480  $     35  $        0      $    8,515
  Paid-in capital.............    156,416    44,667       3,480 (2)     204,563
  Retained earnings...........    122,368    27,492     (71,480)         78,380
  Less--Treasury stock........     (5,155)        0           0          (5,155)
  Less--Deferred Compensation.          0      (300)          0            (300)
  Cumulative translation
   adjustment.................     (6,954)   (3,108)          0         (10,062)
                               ----------  --------  ----------      ----------
                               $  275,155  $ 68,786  $  (68,000)     $  275,941
                               ----------  --------  ----------      ----------
                               $1,066,970  $626,887  $   22,000      $1,715,857
                               ==========  ========  ==========      ==========


        See notes to unaudited pro forma combined financial information.

                         TRUE NORTH COMMUNICATIONS INC.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                       (IN 000'S, EXCEPT PER SHARE DATA)

                                                              PRO FORMA
                                                         ----------------------
                                    TRUE NORTH  BOZELL   ADJUSTMENTS   COMBINED
                                    ---------- --------  -----------   --------
Revenues..........................   $493,050  $494,988    $     0     $988,038
                                     --------  --------    -------     --------
Costs and Expenses:
  Salaries and benefits...........   $318,539  $303,041    $     0     $621,580
  Office and general..............    150,740   150,865          0      301,605
  Unusual transactions............      1,356     6,950      5,800(2)    14,106
  Interest expense................      8,585     7,302          0       15,887
  Other (income)..................     (5,384)   (3,324)         0       (8,708)
                                     --------  --------    -------     --------
                                     $473,836  $464,834    $ 5,800     $944,470
                                     --------  --------    -------     --------
Income before Provision for Income
 Taxes............................   $ 19,214  $ 30,154    ($5,800)    $ 43,568
Provision for Federal, Foreign and
 State Income Taxes...............      9,697    17,207     (2,320)(4)   24,584
                                     --------  --------    -------     --------
                                       $9,517  $ 12,947    ($3,480)    $ 18,984
Minority Interest Income..........         31       419          0          450
Equity in Net Earnings of
 Affiliated Companies.............     18,286       798          0       19,084
                                     --------  --------    -------     --------
Net Income........................   $ 27,834  $ 14,164    ($3,480)    $ 38,518
                                     ========  ========    =======     ========
Net Income Per Share..............   $   1.20  $    .37                $    .90
                                     ========  ========                ========
Weighted Average Number of Common
 and Common Equivalent Shares
 Outstanding......................     23,254    38,466     19,618(5)    42,872
                                     ========  ========    =======     ========



        See notes to unaudited pro forma combined financial information.

                         TRUE NORTH COMMUNICATIONS INC.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                       (IN 000'S, EXCEPT PER SHARE DATA)

                                                                PRO FORMA
                                                           ---------------------
                                      TRUE NORTH  BOZELL   ADJUSTMENTS  COMBINED
                                      ---------- --------  -----------  --------
Revenues............................   $439,053  $407,990    $    0     $847,043
                                       --------  --------    ------     --------
Costs and Expenses:
  Salaries and benefits.............   $280,619  $249,574    $    0     $530,193
  Office and general................    128,169   127,161         0      255,330
  Unusual transactions..............     10,185     2,674         0       12,859
  Interest expense..................      8,087     8,530         0       16,617
  Other (income)....................     (2,758)   (2,631)        0       (5,389)
                                       --------  --------    ------     --------
                                       $424,302  $385,308    $    0     $809,610
                                       --------  --------    ------     --------
Income before Provision for Income
 Taxes..............................   $ 14,751  $ 22,682    $    0     $ 37,433
Provision for Federal, Foreign and
 State Income Taxes.................      3,705    13,570         0       17,275
                                       --------  --------    ------     --------
                                        $11,046  $  9,112    $    0     $ 20,158
Minority Interest Income (Expense)..       (558)      135         0         (423)
Equity in Net Earnings of Affiliated
 Companies..........................      9,165       155         0        9,320
                                       --------  --------    ------     --------
Net Income..........................   $ 19,653  $  9,402    $    0     $ 29,055
                                       ========  ========    ======     ========
Net Income Per Share................   $    .87  $    .24               $    .69
                                       ========  ========               ========
Weighted Average Number of Common
 and Common
 Equivalent Shares Outstanding......     22,542    38,781    19,778(5)    42,320
                                       ========  ========    ======     ========



        See notes to unaudited pro forma combined financial information.

                         TRUE NORTH COMMUNICATIONS INC.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994
                       (IN 000'S, EXCEPT PER SHARE DATA)

                                                                PRO FORMA
                                                           ---------------------
                                      TRUE NORTH  BOZELL   ADJUSTMENTS  COMBINED
                                      ---------- --------  -----------  --------
Revenues............................   $403,690  $336,887    $    0     $740,577
                                       --------  --------    ------     --------
Costs and Expenses:
  Salaries and benefits.............   $248,955  $209,612    $    0     $458,567
  Office and general................    117,684   102,811         0      220,495
  Interest expense..................      7,027     8,604         0       15,631
  Other (income)....................     (5,972)   (2,415)        0       (8,387)
                                       --------  --------    ------     --------
                                       $367,694  $318,612    $    0     $686,306
                                       --------  --------    ------     --------
Income before Provision for Income
 Taxes..............................   $ 35,996  $ 18,275    $    0     $ 54,271
Provision for Federal, Foreign and
 State Income Taxes.................     16,068    11,689         0       27,757
                                       --------  --------    ------     --------
                                        $19,928  $  6,586    $    0     $ 26,514
Minority Interest Income (Expense)..        146      (347)        0         (201)
Equity in Net Earnings of Affiliated
 Companies..........................     10,203       238         0       10,441
                                       --------  --------    ------     --------
Net Income..........................   $ 30,277  $  6,477    $    0     $ 36,754
                                       ========  ========    ======     ========
Net Income Per Share................   $   1.34  $    .17               $    .87
                                       ========  ========               ========
Weighted Average Number of Common
 and Common Equivalent Shares
 Outstanding........................     22,678    38,724    19,749(5)    42,427
                                       ========  ========    ======     ========



        See notes to unaudited pro forma combined financial information.

                         TRUE NORTH COMMUNICATIONS INC.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                       (IN 000'S, EXCEPT PER SHARE DATA)

                                                               PRO FORMA
                                                          ----------------------
                                     TRUE NORTH  BOZELL   ADJUSTMENTS   COMBINED
                                     ---------- --------  -----------   --------
Revenues...........................   $444,551  $413,035   $      0     $857,586
                                      --------  --------   --------     --------
Costs and Expenses:
  Salaries and benefits............   $286,321  $250,243   $      0     $536,564
  Office and general...............    133,180   126,417          0      259,597
  Unusual transactions.............          0     6,852          0        6,852
  Interest expense.................      9,818     4,990          0       14,808
  Other (income)...................     (3,132)   (2,648)         0       (5,780)
                                      --------  --------   --------     --------
                                      $426,187  $385,854   $      0     $812,041
                                      --------  --------   --------     --------
Income before Provision for Income
 Taxes.............................   $ 18,364  $ 27,181   $      0     $ 45,545
Provision for Federal, Foreign and
 State Income Taxes................      8,778    13,515          0       22,293
                                      --------  --------   --------     --------
                                      $  9,586  $ 13,666   $      0     $ 23,252
Minority Interest Income (Expense).       (786)      (87)         0         (873)
Equity in Net Earnings of
 Affiliated Companies..............      5,423       931          0        6,354
                                      --------  --------   --------     --------
Net Income.........................   $ 14,223  $ 14,510   $      0     $ 28,733
                                      ========  ========   ========     ========
Net Income Per Share...............       $.58      $.38                    $.66
                                      ========  ========                ========
Weighted Average Number of Common
 and Common Equivalent Shares
 Outstanding.......................     24,397    37,832     19,294(5)    43,691
                                      ========  ========   ========     ========



        See notes to unaudited pro forma combined financial information.

                         TRUE NORTH COMMUNICATIONS INC.

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                       (IN 000'S, EXCEPT PER SHARE DATA)

                                                               PRO FORMA
                                                          ----------------------
                                     TRUE NORTH  BOZELL   ADJUSTMENTS   COMBINED
                                     ---------- --------  -----------   --------
Revenues...........................   $350,166  $340,057   $      0     $690,223
                                      --------  --------   --------     --------
Costs and Expenses:
  Salaries and benefits............   $230,623  $209,664   $      0     $440,287
  Office and general...............    109,586   107,062          0      216,648
  Unusual transactions.............          0      (598)         0         (598)
  Interest expense.................      7,140     4,681          0       11,821
  Other (income)...................     (4,978)   (2,172)         0       (7,150)
                                      --------  --------   --------     --------
                                      $342,371  $318,637   $      0     $661,008
                                      --------  --------   --------     --------
Income before Provision for Income
 Taxes.............................   $  7,795  $ 21,420   $      0     $ 29,215
Provision for Federal, Foreign and
 State Income Taxes................      3,914    11,895          0       15,809
                                      --------  --------   --------     --------
                                      $  3,881  $  9,525   $      0     $ 13,406
Minority Interest Income (Expense).        358      (269)         0           89
Equity in Net Earnings of
 Affiliated Companies..............      7,121       911          0        8,032
                                      --------  --------   --------     --------
Net Income.........................   $ 11,360  $ 10,167   $      0     $ 21,527
                                      ========  ========   ========     ========
Net Income Per Share...............      $0.49     $0.27                   $0.50
                                      ========  ========                ========
Weighted Average Number of Common
 and Common Equivalent Shares
 Outstanding.......................     23,228    38,171     19,467(5)    42,695
                                      ========  ========   ========     ========



        See notes to unaudited pro forma combined financial information.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

NOTE 1--BASIS OF PRESENTATION

  For accounting purposes, the Merger will be treated as a pooling-of-interests. Accordingly, the accompanying unaudited pro forma condensed combined financial statements give retroactive effect to the Merger and include the combined operations of True North and Bozell for all periods presented.

  True North's fiscal year ends on December 31; Bozell's fiscal year ends on March 31. True North's financial reporting period ending December 31 will be adopted by the combined entity. For purposes of the Unaudited Pro Forma Combined Statements of Operations, the year-ends of the two companies have not been conformed, as permitted under Regulation S-X. For purposes of presenting unaudited pro forma combined financial data, revenues of $115,874 and $147,454 and net income of $5,499 and $6,110, representing Bozell's results of operations for the period from January 1 through March 31, 1996 and 1997, respectively, are included in the unaudited pro forma combined results of operations for the twelve months ended December 31, 1995 and 1996, respectively, and for the nine months ended September 30, 1996 and 1997, respectively.

NOTE 2--ADJUSTMENTS TO CONFORM ACCOUNTING POLICIES

  As required in a pooling-of-interests business combination, the Unaudited Pro Forma Combined Financial Information reflects certain adjustments to conform the accounting policies of both companies. The significant accounting policies of True North and Bozell differ in only one respect: True North has accounted for SAB 51 gains and losses through its income statement whereas Bozell has accounted for such gains and losses as changes in stockholders' equity. On a combined basis, True North and Bozell will account for such gains as changes in stockholders' equity. As a result, these adjustments retroactively conform, for all periods presented, this accounting policy of both companies, consistent with the intent to present both entities as though they had always been combined.

NOTE 3--ADJUSTMENTS TO RECORD MERGER-RELATED CHARGE

  True North expects to record a material pre-tax charge following consummation of the Merger to cover the direct costs of the merger (including the fees of financial advisors, legal counsel and independent auditors), the cost of integrating certain aspects of the businesses of True North and Bozell, the cost of asset rationalizations and employee terminations to eliminate duplicative functions and excess capacity, and other unusual items. This pre-tax charge is estimated to be in the range of $80,000-$120,000. The after-tax impact of this charge is estimated to be in the range of $56,000- $81,000, and the midpoint of this range has been charged to Retained Earnings in the Unaudited Pro Forma Combined Condensed Balance Sheet at September 30, 1997. The estimated charge and nature of the costs included therein as well as the periods in which these costs are recorded are subject to change as True North's integration plan is developed and more accurate estimates become possible. Moreover, the after-tax cost of the charge is likely to change depending upon the magnitude of the pre-tax charge, the nature of the costs therein, the tax laws of the particular countries applicable to the entities incurring these costs, and the tax-paying status of such entities. For purposes of recording the various components of this charge in the Unaudited Pro Forma Combined Condensed Balance Sheet at September 30, 1997, the following assumptions were made: (1) $10,000 of the pre-tax charge represents the write-off of leasehold improvements and other fixed assets, (2) $35,000 of the pre-tax charge represents lease reserves for excess space, and (3) $55,000 of the pre-tax charge represents severance and other costs related to restructuring activities. The entire amount of the estimated tax benefit of $32,000 was recorded as a noncurrent deferred tax asset.

NOTE 4--INCOME TAXES

  Estimated provision for income taxes related to pro forma adjustments are based on an assumed combined federal and state income tax rate of approximately 40%, adjusted for certain nondeductible items.

NOTE 5--NET INCOME (LOSS) PER COMMON SHARE

  The pro forma combined per common share data has been computed based on the combined historical income from continuing operations as adjusted for retroactive changes in certain accounting methods of both companies in order to achieve conformity and on the combined historical weighted average common shares outstanding. For purposes of this calculation, Bozell's weighted average common and common equivalent shares outstanding were multiplied by 0.51, the Exchange Ratio. See "THE MERGER AGREEMENT--Conversion of Shares in the Merger."

                            ANNEX I (CONFORMED COPY)

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                         TRUE NORTH COMMUNICATIONS INC.

                        CHEROKEE ACQUISITION CORPORATION

                                      AND

                    BOZELL, JACOBS, KENYON & ECKHARDT, INC.

                           DATED AS OF JULY 30, 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I THE MERGER.......................................................  I-1
  Section 1.1  The Merger..................................................  I-1
  Section 1.2  Effective Time..............................................  I-1
  Section 1.3  Effects of the Merger.......................................  I-2
  Section 1.4  Charter and By-laws; Directors; Officers....................  I-2
  Section 1.5  Conversion of Securities....................................  I-2
  Section 1.6  Parent to Make Certificates Available.......................  I-3
  Section 1.7  Dividends; Transfer Taxes; Withholding......................  I-3
  Section 1.8  No Fractional Securities....................................  I-4
  Section 1.9  Return of Exchange Fund.....................................  I-4
  Section 1.10 Adjustment of Exchange Ratio................................  I-4
  Section 1.11 No Further Ownership Rights in Company Common Stock.........  I-5
  Section 1.12 Closing of Company Transfer Books...........................  I-5
  Section 1.13 Lost Certificates...........................................  I-5
  Section 1.14 Further Assurances..........................................  I-5
  Section 1.15 Closing.....................................................  I-5
ARTICLE II REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB................  I-5
  Section 2.1  Organization, Standing and Power............................  I-5
  Section 2.2  Subsidiaries................................................  I-6
  Section 2.3  Capital Structure...........................................  I-6
  Section 2.4  Authority...................................................  I-7
  Section 2.5  Consents and Approvals; No Violations.......................  I-7
  Section 2.6  SEC Documents and Other Reports.............................  I-8
  Section 2.7  Absence of Certain Changes or Events........................  I-8
  Section 2.8  Permits and Compliance......................................  I-8
  Section 2.9  Tax Matters.................................................  I-9
  Section 2.10 Actions and Proceedings..................................... I-10
  Section 2.11 Certain Agreements.......................................... I-10
  Section 2.12 Benefit Plans............................................... I-11
  Section 2.13 Compliance with Certain Laws................................ I-13
  Section 2.14 Liabilities................................................. I-13
  Section 2.15 Labor Matters............................................... I-13
  Section 2.16 Intellectual Property....................................... I-13
  Section 2.17 Continuity of Business...................................... I-13
  Section 2.18 Company..................................................... I-14
  Section 2.19 Information in Registration Statement....................... I-14
  Section 2.20 Opinion of Financial Advisor................................ I-14
  Section 2.22 Required Vote of Parent Stockholders........................ I-14
  Section 2.23 Pooling of Interests........................................ I-14
  Section 2.24 Operations of Sub........................................... I-14
  Section 2.25 Brokers..................................................... I-14
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................. I-15
  Section 3.1  Organization................................................ I-15
  Section 3.2  Subsidiaries................................................ I-15
  Section 3.3  Capital Structure........................................... I-15
  Section 3.4  Authority................................................... I-16
  Section 3.5  Consent and Approvals; No Violations........................ I-16
  Section 3.6  Company Financial Information............................... I-16

                                                                           PAGE
                                                                           ----
  Section 3.7  Absence of Certain Changes or Events....................... I-17
  Section 3.8  Permits and Compliance..................................... I-17
  Section 3.9  Tax Matters................................................ I-17
  Section 3.10 Actions and Proceedings.................................... I-18
  Section 3.11 Certain Agreements......................................... I-18
  Section 3.12 Benefit Plans.............................................. I-19
  Section 3.13 Compliance with Certain Laws............................... I-21
  Section 3.14 Liabilities................................................ I-21
  Section 3.15 Labor Matters.............................................. I-21
  Section 3.16 Intellectual Property...................................... I-21
  Section 3.17 Continuity of Business..................................... I-21
  Section 3.18 Company Employees.......................................... I-21
  Section 3.19 Information in Registration Statement...................... I-22
  Section 3.20 Opinion of Financial Advisor............................... I-22
  Section 3.21 State Takeover Statutes.................................... I-22
  Section 3.22 Required Vote of Company Stockholders...................... I-22
  Section 3.23 Pooling of Interests....................................... I-22
  Section 3.24 Brokers.................................................... I-22
ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS...................... I-22
  Section 4.1  Conduct of Business by the Company Pending the Merger...... I-22
  Section 4.2  Conduct of Business by Parent Pending the Merger........... I-24
  Section 4.3  No Solicitation............................................ I-25
  Section 4.4  Third Party Standstill Agreements.......................... I-26
  Section 4.5  Pooling of Interests; Reorganization....................... I-27
  Section 4.6  Other Actions.............................................. I-27
ARTICLE V ADDITIONAL AGREEMENTS........................................... I-27
  Section 5.1  Stockholder Meetings....................................... I-27
  Section 5.2  Proxy Statement; Filings; Other Actions.................... I-27
  Section 5.3  Comfort Letters............................................ I-28
  Section 5.4  Access to Information; Financial Reports................... I-28
  Section 5.5  Compliance with the Securities Act......................... I-29
  Section 5.6  Stock Exchange Listings.................................... I-29
  Section 5.7  Fees and Expenses.......................................... I-29
  Section 5.8  Company Stock Options...................................... I-30
  Section 5.9  Reasonable Best Efforts.................................... I-31
  Section 5.10 Public Announcements....................................... I-31
  Section 5.11 Real Estate Transfer and Gains Tax......................... I-31
  Section 5.12 State Takeover Laws........................................ I-31
  Section 5.13 Indemnification; Directors and Officers Insurance.......... I-32
  Section 5.14 Notification of Certain Matters............................ I-32
  Section 5.15 Employee Benefit Plans..................................... I-32
  Section 5.16 Management of Parent....................................... I-33
  Section 5.17 Board of Directors of Parent and Committees Thereof........ I-34
  Section 5.18 Certain Litigation......................................... I-34
  Section 5.19 FIRPTA Certificate......................................... I-34
ARTICLE VI CONDITIONS PRECEDENT TO THE MERGER............................. I-34
  Section 6.1  Conditions to Each Party's Obligation to Effect the Merger. I-34
  Section 6.2  Conditions to Obligation of the Company to Effect the Merg-
   er..................................................................... I-35
  Section 6.3  Conditions to Obligations of Parent and Sub to Effect the
   Merger................................................................. I-36

                                                                            PAGE
                                                                            ----
ARTICLE VII TERMINATION, AMENDMENT AND WAIVER.............................. I-38
  Section 7.1  Termination................................................. I-38
  Section 7.2  Effect of Termination....................................... I-39
  Section 7.3  Amendment................................................... I-39
  Section 7.4  Extension; Waiver........................................... I-39
ARTICLE VIII GENERAL PROVISIONS............................................ I-40
  Section 8.1  Non-Survival of Representations and Warranties.............. I-40
  Section 8.2  Notices..................................................... I-40
  Section 8.3  Interpretation.............................................. I-40
  Section 8.4  Counterparts................................................ I-40
  Section 8.5  Entire Agreement; No Third-Party Beneficiaries.............. I-40
  Section 8.6  Governing Law............................................... I-40
  Section 8.7  Assignment.................................................. I-40
  Section 8.8  Severability................................................ I-41
  Section 8.9  Enforcement of this Agreement............................... I-41
  Section 8.10 Obligations of Subsidiaries................................. I-41
SCHEDULE 1--Principal Stockholders
SCHEDULE 2--Initial Parent Board Committees Following Effective Time
EXHIBIT A--Company Stockholders Agreement
EXHIBIT B--Parent Stockholders Agreement
EXHIBIT C--Bruce Mason Employment Agreement
EXHIBIT D--Charles D. Peebler, Jr. Employment Agreement
EXHIBIT E--Richard S. Braddock Agreements
EXHIBIT 5.5(a)
EXHIBIT 5.5(b)

                         AGREEMENT AND PLAN OF MERGER

  Agreement and Plan of Merger, dated as of July 30, 1997 (this "Agreement"), among True North Communications Inc., a Delaware corporation ("Parent"), Cherokee Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"), and Bozell, Jacobs, Kenyon & Eckhardt, Inc., a Delaware corporation (the "Company") (Sub and the Company being hereinafter collectively referred to as the "Constituent Corporations").

                                  WITNESSETH:

  Whereas, the respective Boards of Directors of Parent, Sub and the Company have approved the merger of Sub and the Company (the "Merger"), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of the Company's Class A Common Stock, par value $.001 per share ("Class A Common Stock"), and Class B Common Stock, par value $.001 per share ("Class B Common Stock" and, together with Class A Common Stock, "Company Common Stock"), not owned directly by Parent or the Company will be converted into shares of Parent Common Stock, par value $.33 1/3 per share ("Parent Common Stock");

  Whereas, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is in the best interest of their respective stockholders;

  Whereas, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

  Whereas, it is intended that the Merger shall be recorded for accounting purposes as a pooling of interests; and

  Whereas, concurrently with the execution and delivery of this Agreement and as an inducement to each other to enter into this Agreement, (i) the stockholders of the Company listed on Schedule 1 hereto (the "Principal Stockholders") have entered into an agreement with Parent, substantially in the form attached hereto as Exhibit A (the "Company Stockholder Agreement"), pursuant to which the Principal Stockholders have agreed, among other things, to vote their shares of Company Common Stock in favor of the Merger, and (ii) certain stockholders of Parent have entered into an agreement with the Company, substantially in the form attached hereto as Exhibit B (the "Parent Stockholder Agreement"), pursuant to which such stockholders have agreed, among other things, to vote their shares of Parent Common Stock in favor of the Charter Amendment (as hereinafter defined), the Share Issuance (as hereinafter defined) and the election of directors provided for herein; and

  Now, Therefore, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

  Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL.

  Section 1.2 Effective Time. The Merger shall become effective when a Certificate of Merger (the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL, is filed with the

Secretary of State of the State of Delaware. When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Certificate of Merger is accepted for record. The filing of the Certificate of Merger shall be made on the date of the Closing (as defined in Section 1.15).

  Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

  Section 1.4 Charter and By-laws; Directors; Officers. (a) At the Effective Time, the Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law; provided, however, that at the Effective Time, Article FOURTH of the Restated Certificate of Incorporation of the Company shall be amended to read in its entirety as follows: "The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $.01 per share." At the Effective Time, the By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Certificate of Incorporation.

  (b) At the Effective Time, the Board of Directors of the Surviving Corporation shall be comprised of the following individuals: Leo-Arthur Kelmenson, Charles D. Peebler, Jr., David A. Bell, Dennis McClain and Valentine J. Zammit.

  (c) Sections 5.16 and 5.17 hereof set forth agreements as to officers and directors, respectively, of Parent.

  Section 1.5 Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of the Constituent Corporations:

    (a) Capital Stock of Sub. Each issued and outstanding share of common stock, par value $.01 per share, of Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    (b) Cancellation of Treasury Stock and Parent Owned Stock. All shares of Company Common Stock that are held in the treasury of the Company and any shares of Company Common Stock owned by Parent or by any wholly-owned Subsidiary of Parent shall be canceled and no capital stock of Parent or other consideration shall be delivered in exchange therefor. For all purposes of this Agreement, shares held of record by the Company's Stock Bonus Plan and its Profit Sharing and Savings Plan shall be treated as issued and outstanding and shall not be considered treasury shares.

    (c) Conversion of Shares of Company Common Stock. Subject to the provisions of Sections 1.8 and 1.10, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 1.5(b) and Dissenting Shares (as hereinafter defined)) shall be converted into 0.51 (such number being the "Exchange Ratio") validly issued, fully paid and nonassessable shares of Parent Common Stock. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive (i) any dividends and other distributions in accordance with Section 1.7, (ii) certificates representing the shares of Parent Common Stock into which such shares are converted and (iii) any cash, without interest, in lieu of fractional shares to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 1.8.

    (d) Warrants, Stock Options, Etc. Except to the extent otherwise provided in Section 5.8, each outstanding stock option or other right to purchase shares of Company Common Stock (excluding the Warrants (as hereinafter defined)), whether or not then exercisable or vested, shall remain outstanding after the Effective Time and shall, at the Effective Time, be converted into and become the right to purchase, subject to the satisfaction of the vesting provisions and the payment of the exercise price thereof, that number of shares of Parent Common Stock equal to the Exchange Ratio, for each share of Company

  Common Stock that would have been issued if such option or other right had been exercised immediately prior to the Effective Time. Each outstanding Warrant shall be converted into that number of shares of Parent Common Stock and such other property as would have been received by the holder if such Warrant had been exercised immediately prior to the Effective Time and the Company Common Stock that would have been received upon such exercise had been converted pursuant to Section 1.5(c).

    (e) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a person (a "Dissenting Stockholder") who objects to the Merger and complies with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to dissent from the Merger and require appraisal of their shares (the "Dissenting Shares") shall not be converted as described in Section 1.5(c), but shall be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the DGCL. If, after the Effective Time, such Dissenting Stockholder withdraws his demand for appraisal or fails to perfect or otherwise loses his right of appraisal, in any case pursuant to the DGCL, his shares of Company Common Stock shall be deemed to be converted as of the Effective Time solely into the amount of shares of Parent Common Stock provided in Section 1.5(c).

  Section 1.6 Parent to Make Certificates Available.

    (a) Exchange of Certificates. Parent shall authorize First Chicago Trust Company of New York (or such other bank or trust company as shall be acceptable to Parent and the Company) to act as the Exchange Agent hereunder (the "Exchange Agent"). Within three business days after the Effective Time (but subject to Section 1.8), Parent shall deposit with the Exchange Agent, in trust for the holders of shares of Company Common Stock converted in the Merger, (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.5(c) in exchange for outstanding shares of Company Common Stock or issuable pursuant to Section 1.5(d) in exchange for outstanding Warrants, (ii) cash required to make payments in lieu of any fractional shares pursuant to Section 1.8 and (iii) cash or other property to pay or make any dividends or distributions pursuant to Section 1.7 (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant to Section 1.5(c) out of the Exchange Fund.

    (b) Exchange Procedures. Within three business days after the Effective Time, the Exchange Agent shall mail to each record holder of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock or outstanding Warrants converted in the Merger (the "Certificates") a letter of transmittal in form reasonably acceptable to the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, and shall contain instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and cash in lieu of fractional shares). Upon surrender for cancellation to the Exchange Agent of a Certificate, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of Parent Common Stock into which the shares or Warrants represented by the surrendered Certificate shall have been converted at the Effective Time pursuant to this Article I, (ii) cash in lieu of any fractional share in accordance with Section 1.8 and (iii) certain dividends and other distributions in accordance with Section 1.7. Any Certificate so surrendered shall forthwith be canceled.

  Section 1.7 Dividends; Transfer Taxes; Withholding. No dividends or other distributions that are declared on or after the Effective Time on Parent Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any person entitled by reason of the Merger to receive a certificate representing Parent Common Stock until such person surrenders the related Certificate or Certificates, as provided in Section 1.6, and no cash payment in lieu of fractional shares will be paid to any such person pursuant to Section 1.8 until such person shall so surrender the related Certificate or Certificates. Subject to the effect of applicable escheat, abandoned property or similar laws, there shall be paid to each record holder of a new certificate representing such Parent Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such new certificate and having a record date on or after the Effective Time and a payment date prior to such surrender; (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Parent Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender; and (iii) at the time of such surrender or as promptly as practicable thereafter, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.8. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any certificate representing shares of Parent Common Stock or cash or other property is to be issued or delivered in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

  Section 1.8 No Fractional Securities. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article I, and no Parent dividend or other distribution or stock split shall relate to any fractional share, and no fractional share shall entitle the owner thereof to vote or to any other rights of a security holder of Parent. In lieu of any such fractional share, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article I will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the per share closing price on the New York Stock Exchange, Inc. (the "NYSE") of Parent Common Stock (as reported in the NYSE Composite Transactions) on the trading day prior to the date of the Effective Time by
(ii) the fractional interest to which such holder would otherwise be entitled. Within three business days after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of
Section 1.7 and this Section 1.8. For purposes of paying such cash in lieu of fractional shares, all Certificates surrendered for exchange by a Company stockholder shall be aggregated, and no such Company stockholder will receive cash in lieu of fractional shares in an amount equal to or greater than the value of one full share of Parent Common Stock with respect to such Certificates surrendered.

  Section 1.9 Return of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of the Company for one year after the Effective Time shall be delivered to Parent and any such former stockholders who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. Neither Parent nor the Surviving Corporation shall be liable to any former holder of Company Common Stock for any such shares of Parent Common Stock, cash and dividends and distributions held in the Exchange Fund which is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  Section 1.10 Adjustment of Exchange Ratio. Subject to Section 4.2, in the event of any reclassification, stock split or stock dividend with respect to Parent Common Stock, any change or conversion of Parent Common

Stock into other securities or any other dividend or distribution with respect to the Parent Common Stock, other than normal quarterly cash dividends (or if a record date with respect to any of the foregoing should occur), prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Exchange Ratio, and all references to the Exchange Ratio in this Agreement shall be deemed to be to the Exchange Ratio as so adjusted.

  Section 1.11 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 1.8) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates.

  Section 1.12 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock or Warrants shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or the Parent, such Certificates shall be canceled and exchanged as provided in this Article I.

  Section 1.13 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct (but consistent with the practices Parent applies to its own stockholders) as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 1.8 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.7.

  Section 1.14 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

  Section 1.15 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Sidley & Austin, One First National Plaza, Chicago, Illinois, at 10:00 a.m., local time, no later than the second business day following the day on which the last of the conditions set forth in Article VI shall have been fulfilled or waived, or at such other time and place as Parent and the Company shall agree.

                                  ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

  Parent and Sub represent and warrant to the Company as follows:

  Section 2.1 Organization, Standing and Power. Parent, Sub and each of Parent's Significant Subsidiaries (as hereinafter defined) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be so organized, validly existing or in good standing would not have a Material Adverse Effect (as hereinafter defined) on Parent or prevent or materially delay the consummation of the Merger. Parent and each of its Significant Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the Merger. Parent has made available to the Company complete and correct copies of its Restated Certificate of Incorporation and By-Laws and the Restated Certificate of Incorporation and By-laws (or similar organizational documents) of its Significant Subsidiaries.

  As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to Parent or the Company, as the case may be, means such state of facts, event, change or effect has had, or would reasonably be expected to have, a material adverse effect on the business, properties, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as the case may be. No dollar amounts used as a threshold in any provision hereof (including without limitation the amount appearing in Sections 2.17 and 3.17) shall be determinative of materiality. For purposes of this Agreement, (i) "Subsidiary" means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity and (ii) "Significant Subsidiary" means any Subsidiary of Parent or the Company, as the case may be, that would constitute a "significant subsidiary" of Parent or the Company within the meaning of Rule 1.02(v) of Regulation S-X as promulgated by the Securities and Exchange Commission (the "SEC").

  Section 2.2 Subsidiaries. Except as set forth in item 2.2 of the letter dated the date hereof and delivered on the date hereof by Parent to the Company, which letter relates to this Agreement and is designated therein as the Parent Letter (the "Parent Letter"), Exhibit 21 to Parent's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the SEC (the "Parent Annual Report"), is a true, accurate and correct statement in all material respects of all of the information required to be set forth therein by the regulations of the SEC.

  Section 2.3 Capital Structure. (a) The authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock and 100,000 shares of Preferred Stock, par value $1.00 per share ("Parent Preferred Stock"), of which 30,000 shares have been designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock"). At the close of business on July 29, 1997, (i) 25,099,092 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights, and (ii) no shares of Parent Preferred Stock were outstanding.

  (b) As of the date of this Agreement, except for stock options held by current and former employees and directors of Parent and its Subsidiaries, as described on item 2.3(b) of the Parent Letter (the "Parent Stock Options"), and the rights to purchase shares of Series A Preferred Stock (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of November 16, 1988, as amended, and any other matter set forth in item 2.3(b) of the Parent Letter, there are no options, warrants, calls, rights or agreements to which Parent or any of its Subsidiaries is a party or by which any of them is bound obligating Parent or any of its Subsidiaries to issue or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or any Subsidiary or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement.

  (c) Each of the outstanding shares of capital stock of each of Parent's Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned by a direct or indirect wholly owned Subsidiary of Parent, free and clear of all liens, pledges, security interests, rights of first refusal, claims and other encumbrances (collectively, "Liens"), in each case except as reflected in item 2.3(c) of the Parent Letter.

  (d) Except as set forth in item 2.3(d) of the Parent Letter, as of the date of this Agreement, there are no outstanding obligations of Parent or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Subsidiaries, (ii) to vote or to dispose of any shares of the capital stock of any of Parent's Subsidiaries or (iii) to make or pay any dividend, distribution or other payment in respect of its capital stock or other equity related right of Parent or any of its Subsidiaries.

  (e) Except for shares of Parent Common Stock, no voting rights with respect to Parent are conferred on the holders of any outstanding equity or debt instruments of Parent.

  Section 2.4 Authority. The Boards of Directors of Parent and Sub have duly approved this Agreement and the election of directors and officers as provided in Sections 5.16 and 5.17. The Board of Directors of Parent has declared advisable an amendment to Parent's Restated Certificate of Incorporation to increase the number of authorized shares of Parent Common Stock to 90,000,000 (the "Charter Amendment"), and the Board of Directors of Parent has resolved to recommend the approval by Parent's stockholders of the Charter Amendment and the issuance of Parent Common Stock in connection with the Merger (the "Share Issuance"). Each of Parent and Sub has all corporate power and authority to enter into this Agreement and, subject to approval by the stockholders of Parent of the Charter Amendment, the Share Issuance and the election of directors as provided in Section 5.17, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub, subject to approval by the stockholders of Parent of the Charter Amendment and the Share Issuance. This Agreement has been duly executed and delivered by Parent and Sub and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity. The Charter Amendment, the Share Issuance and the filing of a registration statement on Form S-4 with the SEC by Parent under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), for the purpose of registering shares of Parent Common Stock to be issued in the Merger (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, the "Registration Statement") have been duly authorized by Parent's Board of Directors.

  Section 2.5 Consents and Approvals; No Violations. Except as set forth in item 2.5 of the Parent Letter, the execution and delivery by Parent and Sub of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by Parent and Sub with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon, any of the properties or assets of Parent or any of its Subsidiaries under, (i) the Restated Certificate of Incorporation, By-laws or comparable organization documents of Parent or any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) or (iii), any such violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Material Adverse Effect on Parent or prevent or materially delay the consummation of Merger. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a "Governmental Entity") is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger, (iv) such filings as may be required in connection with the taxes described in Section 5.11 and such filings contemplated by Section 5.19, (v) applicable requirements, if any, of state securities or "blue sky" laws ("Blue Sky Laws") and the NYSE, (vi) as may be required under foreign laws, (vii) such filings as may be required under the DGCL in connection with the Charter Amendment and (viii) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Parent, or prevent or materially delay the consummation of the Merger.

  Section 2.6 SEC Documents and Other Reports. Except as set forth in item 2.6 of the Parent Letter, Parent has timely filed all required documents with the SEC since January 1, 1996 (the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of Parent included in the Parent SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as of their respective dates of filing, were prepared in accordance with United States generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Parent SEC Documents or as required by United States generally accepted accounting principles, Parent has not, since December 31, 1996, made any change in the accounting practices or policies applied in the preparation of financial statements.

  Section 2.7 Absence of Certain Changes or Events. Except as disclosed in Parent SEC Documents filed with the SEC prior to the date of this Agreement and except as disclosed in item 2.7 of the Parent Letter, since December 31, 1996: (A) Parent and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that could reasonably be expected to result in a Material Adverse Effect on Parent; (B) Parent and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had or that could reasonably be expected to have a Material Adverse Effect on Parent; (C) there has been no material change in the indebtedness of Parent or its Subsidiaries and no change in the capital stock of Parent except for the issuance of shares of Parent Common Stock pursuant to Parent Stock Options; (D) there has been no event causing a Material Adverse Effect on the Parent nor any development that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Parent; and (E) during the period from December 31, 1996 through the date of this Agreement, neither Parent nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.2.

  Section 2.8 Permits and Compliance. Each of Parent and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Parent or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Parent Permits"), except where the failure to have any of the Parent Permits would not, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or materially delay the Merger, and, as of the date of this Agreement, no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent (as hereinafter defined), threatened, except where the suspension or cancellation of any of the Parent Permits would not, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or materially delay the Merger. Neither Parent nor any of its Subsidiaries is in violation of (A) its Restated Certificate of Incorporation, By-laws or other comparable organizational documents, (B) any applicable law, ordinance, administrative or governmental rule or regulation or (C) any order, decree or judgment of any Governmental Entity having jurisdiction over Parent or any of its Subsidiaries, except, in the case of clauses (A), (B) and (C), for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on Parent or prevent or materially delay the Merger. Except as set forth in the Parent SEC Documents or item 2.8 of the Parent Letter, prior to the date of this Agreement, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default exists or, upon the consummation by Parent of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, contractual license or other agreement or instrument to which Parent or any of its Subsidiaries is a party or by which Parent or any such Subsidiary is bound or to which any of the properties, assets or operations of Parent or any such Subsidiary is subject, other than any defaults that, individually or in the aggregate, would not have a Material Adverse Effect on Parent or prevent or materially delay the Merger. For purposes of this Agreement, "Knowledge of Parent" means the actual knowledge of the individuals identified in item 2.8 of the Parent Letter.

  Section 2.9 Tax Matters. (a) Except as otherwise set forth in item 2.9(a) of the Parent Letter, and other than exceptions which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect,
(i) Parent and each of its Subsidiaries have filed all Tax Returns required to be filed and have paid all Taxes shown to be due on such Tax Returns; (ii) all Tax Returns filed by Parent and each Subsidiary are complete and accurate and disclose all Taxes required to be paid by Parent and each of its Subsidiaries for the periods covered thereby; (iii) none of Parent or any of its Subsidiaries has waived in writing or been requested to waive in writing any statute of limitations in respect of income Taxes which waiver is currently in effect; (iv) the Tax Returns referred to in clause (i) relating to income or franchise Taxes have been examined by the appropriate taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened in writing with respect to Taxes of Parent or any Subsidiary; (vi) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i) have been paid in full or reserved against on the books of the Parent and its Subsidiaries; and (vii) all Taxes which Parent or any of its Subsidiaries are required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of Parent or its Subsidiaries.

  (b) Except as set forth in item 2.9(b) of the Parent Letter, no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will, as a direct or indirect result of the transactions contemplated by this Agreement, be (or under Section 280G of the Code and the Treasury Regulations thereunder be presumed to be) a "parachute payment" to a "disqualified individual" (as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder) with respect to Parent or any of its Subsidiaries, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future. The approximate aggregate amount of "parachute payments" related to the matters set forth in such item 2.9(b), assuming the Closing occurs on October 31, 1997 and termination of all listed individuals without cause on such date is set forth in such item 2.9(b).

  (c) For purposes of this Agreement (i) "Tax" (and, with correlative meaning, "Taxes") shall mean: (A) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority; and (B) any liability of Parent, Company or any Subsidiary for the payment of amounts with respect to payments of a type described in clause (A) as a result of being a member or an affiliated, consolidated, combined or unitary group, or as a result of any obligation of Parent, Company or any Subsidiary under any Tax Sharing Arrangement or Tax indemnity arrangement; (ii) "Tax Return" shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax; and (iii) "Tax Sharing Arrangement" shall mean any written or unwritten arrangement for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Tax Return which Tax Return includes or has includes Parent, Company or any Subsidiary.

  Section 2.10 Actions and Proceedings. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement and except as set forth in item 2.10 of the Parent Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving Parent or any of its Subsidiaries, or against or involving any of the present or former directors, officers, employees, consultants, agents or stockholders of Parent or any of its Subsidiaries, as such, any of its or their properties, assets or business or any Parent Benefit Plan (as hereinafter defined) that, individually or in the aggregate, would have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the Merger. As of the date of this Agreement, except as set forth in item 2.10 of the Parent Letter, there are no actions, suits or claims or legal, administrative or arbitrative proceedings, labor disputes or investigations pending or, to the Knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries or any of its or their present or former directors, officers, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business or any Parent Benefit Plan that, individually or in the aggregate, would have a Material Adverse Effect on Parent, or prevent or materially delay the consummation of the Merger. As of the date hereof, except as set forth in item 2.10 of the Parent Letter, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any of its or their present or former officers, directors, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business relating to the transactions contemplated by this Agreement.

  Section 2.11 Certain Agreements. (a) Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement or as listed in item 2.11(a) of the Parent Letter, as of the date hereof, there is no Contract (as defined in Section 3.11) to which Parent or any of its Subsidiaries is a party or is otherwise bound that is material (without regard to dollar value) to Parent and its Subsidiaries taken as a whole. Item 2.11(a) of the Parent Letter sets forth a list of the following Contracts to which Parent or any of its Subsidiaries is a party or otherwise bound: (i) material Contracts of partnership, joint venture or strategic alliance or with stockholders or a significant business partner; (ii) Contracts containing covenants of Parent or any of its Subsidiaries not to compete in any line of business or with any person in any geographical area; (iii) Contracts relating to any material acquisition or divestiture, consummated within the last three years, of any operating business or assets or capital stock of any person; (iv) Contracts relating to the borrowing of money or guarantee of any payment by a third party in excess of $10 million; (v) confidentiality Contracts with respect to information relating to Parent or any of its Subsidiaries (other than such Contracts entered into in contemplation of a possible business combination);
(vi) any other Contracts pursuant to the terms of which there is either a current or future obligation or right of Parent or any of its Subsidiaries to make payment or incur obligations in excess of $5 million or receive payment or value in excess of $5 million which can be canceled without liability, premium or penalty only on ninety days or more notice; and (vii) Contracts with the ten largest client accounts of Parent and its Subsidiaries and any other Contract which is material (without regard to dollar value) to Parent and its Subsidiaries taken as a whole (such Contracts required to be listed in item 2.11(a) of the Parent Letter being referred to herein as the "Parent Material Contracts").

  (b) There have been delivered or made available to the Company true, complete and correct copies of all Parent Material Contracts which are not exhibits to Parent SEC Documents filed prior to the date of this Agreement. To the Knowledge of Parent, all Parent Material Contracts are valid and binding upon Parent or one of its Subsidiaries, as the case may be, in accordance with their terms. There exists no event of default by Parent or its Subsidiaries under any of such Parent Material Contracts or, to the Knowledge of Parent, by any third party thereto, nor any event which, with notice or lapse of time or both, would constitute an event of default by

Parent or any of its Subsidiaries thereunder, except in each case for any event of default that, individually or in the aggregate, would not have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the Merger.

  (c) Except as listed in item 2.11(c) of the Parent Letter, neither Parent nor any of its Subsidiaries is a party to any agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be paid, increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. No holder of any option to purchase shares of Parent Common Stock, or shares of Parent Common Stock granted in connection with the performance of services for Parent or its Subsidiaries, is or will be entitled to receive cash from Parent or any Subsidiary of Parent in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement.

  (d) Parent has made available to the Company, complete and correct copies of the Agreement dated May 19, 1997 among Publicis SA and its affiliates, on the one hand, and Parent and its affiliates, on the other hand, and the principal related documents (the "Publicis Unwind Agreements"). The Publicis Unwind Agreements constitute the valid and binding obligations of Parent and Publicis and their respective affiliates enforceable against each of them in accordance with their terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity. There has occurred no event of default (nor any event which, with notice or lapse of time or both, would constitute an event of default) by Parent under the Publicis Unwind Agreements, or to the Knowledge of Parent, by any third parties thereto, except for any event of default (or any event which, with notice or lapse of time or both, would constitute an event of default) that, individually or in the aggregate, would not have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the Merger. Parent has delivered to the Company a document entitled "Summary of Publicis Proposal--Impact on Continuing Operations" pro forma for the twelve months ended March 31, 1997 (accompanied by an "agreed-upon procedures letter" from Arthur Andersen LLP) showing the effects on net income and earnings per share of the transactions contemplated by the Publicis Unwind Agreements as though they had occurred at the beginning of such period.

  Section 2.12 Benefit Plans. (a) Item 2.12(a) of the Parent Letter contains a list of each Parent Benefit Plan (as hereinafter defined). With respect to each Parent Benefit Plan, Parent has made, or will as soon as practicable after the date hereof make, available to the Company a true and correct copy of (i) the most recent annual report (Form 5500 and accompanying schedules) filed with the Internal Revenue Service (the "IRS") for such plans required to file such reports, (ii) the plan document for such Parent Benefit Plan, including any amendments thereto, if such plan is in writing, (iii) each trust agreement, insurance contract or administration agreement, if any, relating to such Parent Benefit Plan, (iv) the most recent summary plan description for each Parent Benefit Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation relating to a Parent Benefit Plan subject to Title IV of ERISA, (vi) the most recent determination letter, if any, issued by the IRS with respect to any Parent Benefit Plan intended to be qualified under Section 401(a) of the Code, (vii) any request for a determination currently pending before the IRS and (viii) all correspondence with the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation relating to any outstanding controversy or audit. Benefits under all Parent Benefit Plans are as represented, and subsequent to the date as of which documents have been made available to the Company no such benefits have been materially increased and neither Parent nor any Subsidiary of Parent has entered into, adopted or amended (except as required to maintain the tax-qualified status of any Parent Benefit Plan intended to be qualified under
Section 401(a) of the Code) any Parent Benefit Plan, and, except as disclosed in item 2.12(a) of the Parent Letter, does not have any obligation or present intention to do so. With respect to each employee benefit plan (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and any material bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, vacation, severance, death benefit, insurance or other plan, arrangement or understanding (whether or not legally binding), in each case maintained or contributed to for the benefit of employees of Parent or any of its Subsidiaries or ERISA Affiliates (as hereinafter defined) (collectively, the "Parent Benefit Plans"), individually and in the aggregate, no event has occurred, and to the Knowledge of Parent, there exists no condition or set of circumstances, in connection with which Parent or any of its Subsidiaries or ERISA Affiliates could be subject to any liability that, individually or in the aggregate, would have a Material Adverse Effect on Parent, under the terms of such Parent Benefit Plans, ERISA, the Code or any other applicable law. Except as listed on item 2.12(b) of the Parent Letter, all Parent Benefit Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending or will be filed on a timely basis and, except as listed on item 2.12(b) of the Parent Letter, to the Knowledge of Parent, there is no reason why any Parent Benefit Plan is not so qualified in operation. Neither Parent nor any of its Subsidiaries has any liability or obligation under any welfare plan to provide life insurance or medical benefits after termination of employment to any employee or dependent other than as disclosed in item 2.12(b) of the Parent Letter or as required by (1)
Part 6 of Title I of ERISA or (2) the laws of a jurisdiction outside the United States.

  (b) With respect to the Parent Benefit Plans, there are no funded benefit obligations for which contributions have not been made to the extent required by law or the terms of such plans, as the case may be, or if not yet made because such contributions are not due under law or the terms of such plans, properly accrued in accordance with United States generally accepted accounting principles in the financial statements of Parent and its Subsidiaries and there are no unfunded benefit obligations as of the date hereof which have not been accounted for in accordance with generally accepted accounting principles in the financial statements of the Parent or any of its Subsidiaries.

  (c) (i) Each Parent Benefit Plan is in substantial compliance with ERISA, the Code and all other applicable statutes and governmental rules and regulations, (ii) no "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Parent Benefit Plan subject to Title IV of ERISA which could result in material liability to Parent or its ERISA Affiliates, (iii) neither Parent nor any of its ERISA Affiliates would be subject to any withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA if, as of the Effective Time, Parent or any such ERISA Affiliate were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any Parent Multiemployer Plan (as hereinafter defined), and neither Parent nor any of its ERISA Affiliates has instituted, or is currently considering taking, any action to contribute to any "multiemployer plan" (within the meaning of Section 4001(a)(3) of ERISA) other than a Parent Multiemployer Plan, (iv) except as set forth in item 2.12(a) of the Parent Letter, no action has been taken, or is currently being considered to terminate any Parent Benefit Plan subject to Title IV of ERISA, and (v) neither Parent nor any of its Subsidiaries has incurred any material liability to the IRS with respect to any Parent Benefit Plan, including, without limitation, any liability imposed under Chapter 43 of the Code, and no condition or circumstance has existed that would give rise to any such liability. As of the date of the most recent actuarial report or valuation for each Parent Benefit Plan subject to Title IV of ERISA, the fair value of the assets of each such plan are at least equal to the accumulated benefit obligation of such plan, based on the actuarial methods, tables and assumptions set forth in such report or valuation, and, to the Knowledge of Parent, there has been no change since such date to cause such accumulated benefit obligation to exceed the current fair value of such assets.

  (d) Item 2.12(d) of the Parent Letter contains a list, as of the date of this Agreement, of all (i) severance and employment agreements with senior management of Parent and its Subsidiaries, (ii) severance programs and policies of Parent or a Subsidiary of Parent with or relating to their employees and (iii) plans, programs, agreements and other arrangements of Parent and each of its Subsidiaries with or relating to their employees which contain change of control or similar provisions. Parent has provided to the Company a true and complete copy of each of the foregoing, or, with respect to agreements with officers of Subsidiaries of Parent, will provide such a copy as soon as practical after the date hereof.

  (e) No asset of Parent or any of its Subsidiaries is subject to any lien arising under ERISA or the Code on account of any Parent Benefit Plan, and no event has occurred and no condition or circumstance has existed that could give rise to any such lien. Neither Parent nor any of its Subsidiaries has been required to provide any security under Section 307 of ERISA or Section 401(a)(29) or 412(f) of the Code, and no event has occurred and no condition or circumstance has existed that could give rise to any such requirement to provide any such security.

  (f) As used herein, "Parent Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which Parent or any of its ERISA Affiliates is or has been obligated to contribute or otherwise with respect to which is subject to any liability.

  Section 2.13 Compliance with Certain Laws. The properties, assets and operations of Parent and its Subsidiaries are in compliance with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to public and worker health and safety (collectively, "Worker Safety Laws") and the protection and clean-up of the environment and activities or conditions related thereto, including, without limitation, those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, "Environmental Laws"), except for any violations that, individually or in the aggregate, are disclosed in the Parent SEC Documents or would not have a Material Adverse Effect on Parent or prevent or materially delay the consummation of the Merger. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of Parent or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate with any such other interference or prevention, have a Material Adverse Effect on Parent.

  Section 2.14 Liabilities. Except as set forth in the Parent SEC Documents filed prior to the date hereof, as of the date hereof, Parent and its Subsidiaries have no liabilities, absolute or contingent, other than liabilities that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

  Section 2.15 Labor Matters. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract in the United States, except for the collective bargaining agreements (i) between R/Greenberg Associates New York and International Alliance of Theatrical Stage Employees, Local 600 and (ii) with major commercial talent unions, including Screen Actors Guild and American Federation of Television and Radio Artists. Neither Parent nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any persons employed by or otherwise performing services primarily for Parent or any of its Subsidiaries in the United States (the "Parent Business Personnel"), and there is no unfair labor practice complaint against Parent or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Parent Business Personnel, except where such unfair labor practice or complaint, individually or in the aggregate, would not have a Material Adverse Effect on Parent. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries that may interfere with the respective business activities of Parent or any of its Subsidiaries, except where such dispute, strike or work stoppage, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

  Section 2.16 Intellectual Property. Parent and its Subsidiaries have all patents, patent rights, trademarks, trade names, service marks, trade secrets, copyrights and other proprietary intellectual property rights (collectively, "Intellectual Property Rights") as are necessary in connection with the business of Parent and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights, individually or in the aggregate, would not have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has infringed any Intellectual Property Rights of any third party other than any infringements that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

  Section 2.17 Continuity of Business. To the Knowledge of Parent, except as described in item 2.17 of the Parent Letter, no client from which Parent and its Subsidiaries received commission and fee income in the year ended December 31, 1996 in excess of $40 million has given notice of its intent to terminate, materially reduce or put up for review the provision of services by Parent or any of its Subsidiaries or has indicated that it is considering such action.

  Section 2.18 Company Employees. To the Knowledge of Parent except as described in item 2.18 of the Parent Letter, since December 31, 1996 no employee or group of employees of Parent or any of its Subsidiaries who is or are responsible for a business operation of Parent or any of its Subsidiaries which is material to Parent and its Subsidiaries, taken as a whole, has or have delivered any notice of termination or indicated that he or she is considering such an action.

  Section 2.19 Information in Registration Statement. None of the information to be supplied by Parent or Sub for the purpose of inclusion or incorporation by reference in the Registration Statement or the joint proxy statement/prospectus included therein (together with any amendments or supplements thereto, the "Joint Proxy Statement") relating to the Stockholder Meetings (as defined in Section 5.1) will, at the time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

  Section 2.20 Opinion of Financial Advisor. Parent has received the written opinion of Morgan Stanley & Co. Incorporated, dated the date hereof, to the effect that, as of the date hereof, the Exchange Ratio is fair to Parent from a financial point of view, a copy of which opinion has been delivered to the Company.

  Section 2.21 State Takeover Statutes. The Board of Directors of the Parent has, to the extent such statutes are applicable, (a) taken all action necessary to exempt Company, its Subsidiaries and affiliates, the Merger, this Agreement, the Parent Stockholders' Agreement and the transactions contemplated hereby and thereby from Section 203 of the DGCL or satisfy the requirements thereof and (b) taken, or prior to the Effective Time will take, all actions necessary to satisfy the provisions of Section 203 of the DGCL. To the Knowledge of the Parent, no other state takeover statutes governing Parent are applicable to the Merger, the Parent Stockholders' Agreement, this Agreement and the transactions contemplated hereby and thereby.

  Section 2.22 Required Vote of Parent Stockholders. The affirmative vote of a majority of the outstanding shares of Parent Common Stock is required to approve the Charter Amendment. The affirmative vote of a majority of the votes cast on the Share Issuance is required to approve the Share Issuance, provided that the total votes cast on the proposal represent a majority of the outstanding shares of Parent Common Stock. The affirmative vote of a majority of the votes cast in the election of directors as provided in Section 5.17 is required to approve such election. No other vote of the stockholders of Parent is required by law, the Restated Certificate of Incorporation or By-laws of Parent or otherwise in order for Parent to consummate the Merger and the transactions contemplated hereby.

  Section 2.23 Pooling of Interests. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would (i) jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) jeopardize the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  Section 2.24 Operations of Sub. Sub is a direct, wholly-owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

  Section 2.25 Brokers. No broker, investment banker or other person, other than Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by Parent (as reflected in an agreement, a copy of which has been delivered to the Company), is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to Parent and Sub as follows:

  Section 3.1 Organization. The Company and each of its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be so organized, validly existing or in good standing would not have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger. The Company and each of its Significant Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger. The Company has made available to Parent complete and correct copies of its Restated Certificate of Incorporation and By-laws and the Certificate of Incorporation and By-laws (or similar organizational documents) of its Significant Subsidiaries.

  Section 3.2 Subsidiaries. Item 3.2(a) of the letter from the Company to Parent dated the date hereof, which letter relates to this Agreement and is designated therein as the Company Letter (the "Company Letter"), lists the name of each Subsidiary of the Company and the jurisdiction of its organization, the authorized, issued and outstanding number of shares of its equity securities and the record holder of the shares of its equity securities.

  Section 3.3 Capital Structure. (a) The authorized capital stock of the Company consists of 12,000,000 shares of Class A Common Stock, 43,000,000 shares of Class B Common Stock, and 103,665 shares of Serial Preferred Stock, par value $.01 per share ("Company Preferred Stock"). At the close of business on July 29, 1997, (i) 8,266,959 shares of Class A Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights, (ii) 26,789,344 shares of Class B Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights and (iii) no shares of Company Preferred Stock were outstanding.

  (b) As of the date of this Agreement, except for stock options covering not in excess of 2,100,000 shares of Company Common Stock under the Company's stock option plan(s) (collectively, the "Company Stock Options"), and warrants to purchase not in excess of 1,670,496 shares of Company Common Stock (the "Warrants") as disclosed in item 3.3(b) of the Company Letter, there are no options, warrants, calls, rights or agreements to which the Company or except as disclosed in item 3.3(b) of the Company Letter any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any Subsidiary or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement.

  (c) Each of the outstanding shares of capital stock of each of the Company's Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and is owned by a direct or indirect wholly owned Subsidiary of the Company, free and clear of all Liens, in each case except as reflected in item 3.3(c) of the Company Letter.

  (d) Except as set forth in item 3.2(d) of the Company Letter, as of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any its Subsidiaries, (ii) to vote or to dispose of any shares of the capital stock of any of the Company's Subsidiaries or (iii) to make or pay any dividend, distribution or other payment in respect of its capital stock or other equity related right of the Company or any of its Subsidiaries.

  (e) Except for shares of Company Common Stock, no voting rights with respect to the Company are conferred on the holders of any outstanding equity or debt instruments of the Company.

  Section 3.4 Authority. The Board of Directors of the Company has duly approved this Agreement, and has resolved to recommend the adoption of this Agreement by the Company's stockholders and directed that this Agreement be submitted to the Company's stockholders for approval. The Company has all corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by the stockholders of the Company, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject to adoption of this Agreement by the stockholders of the Company. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

  Section 3.5 Consent and Approvals; No Violations. Except as set forth in item 3.5 of the Company Letter, the execution and delivery by the Company of this Agreement does not, and the consummation by the Company of the transactions contemplated hereby and compliance by the Company with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, (i) the Certificate of Incorporation, By-laws or comparable organization documents of the Company or any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its Subsidiaries or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause
(ii) or (iii), any such violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except (i) in connection, or in compliance, with the provisions of the HSR Act, (ii) the filing of a Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL, (iii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger, (iv) such filings, authorizations, orders and approvals as may be required by state takeover laws (the "State Takeover Approvals"), (v) such filings as may be required in connection with the taxes described in Section 5.11 and such filings contemplated by Section 5.19, (vi) such filings as may be required under foreign laws and (vii) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger.

  Section 3.6 Company Financial Information. Set forth in item 3.6 of the Company Letter is a copy of (a) the audited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 1997 and 1996 (the "Company Balance Sheet") and (b) the audited consolidated statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for the fiscal years ended March 31, 1997 and 1996 (such statements of income, changes in stockholder's equity and cash flows with the notes thereto, together with the Company Balance Sheet, the "Company Financial Information"). The Company Financial Information has been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be noted therein), and present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of March 31, 1997 and 1996, and the consolidated statements of income, stockholder's equity and cash flows of the Company and its Subsidiaries for the fiscal years ended March 31, 1997 and 1996, subject to the notes regarding the matters reflected therein.

  Section 3.7 Absence of Certain Changes or Events. Except as disclosed in item 3.7 of the Company Letter, since March 31, 1997 (A) the Company and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that could reasonably be expected to result in a Material Adverse Effect on the Company; (B) the Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had or that could reasonably be expected to have a Material Adverse Effect on the Company; (C) there has been no material change in the indebtedness of the Company and its Subsidiaries, no change in the capital stock of the Company except for the issuance of shares of Company Common Stock pursuant to Company Stock Options or the Warrants, and no dividend or distribution of any kind declared, paid or made by the Company on any class of its stock; (D) there has been no event causing a Material Adverse Effect on the Company, nor any development that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Company; and (E) during the period from March 31, 1997 through the date of this Agreement, except as disclosed in any item of the Company Letter neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1.

  Section 3.8 Permits and Compliance. Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Company Permits"), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or materially delay the Merger, and, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company (as hereinafter defined), threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or materially delay the Merger. Neither the Company nor any of its Subsidiaries is in violation of (A) its Restated Certificate of Incorporation, By-laws or other comparable organizational documents, (B) any applicable law, ordinance, administrative or governmental rule or regulation, or (C) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries, except, in the case of clauses (A), (B) and (C), for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on the Company. Except as set forth in item 3.8 of the Company Letter, prior to the date of this Agreement, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default, exists or, upon the consummation by the Company of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, contractual license or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any such Subsidiary is bound or to which any of the properties, assets or operations of the Company or any such Subsidiary is subject, other than any defaults that, individually or in the aggregate, would not have a Material Adverse Effect on the Company or prevent or materially delay the Merger. "Knowledge of the Company" means the actual knowledge of the individuals identified in item 3.8 of the Company Letter.

  Section 3.9 Tax Matters. (a) Except as otherwise set forth in item 3.9(a) of the Company Letter and other than exceptions which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect,
(i) the Company and each of its Subsidiaries have filed all Tax Returns required to be filed and have paid all Taxes shown to be due on such Tax Returns; (ii) all Tax Returns filed by the Company and each of its Subsidiaries are complete and accurate and disclose all Taxes required to be paid by the Company and each of its Subsidiaries for the periods covered thereby; (iii) none of the Company or any of its Subsidiaries has waived in writing or been requested to waive in writing any statute of limitations in respect of Taxes which waiver is currently in effect; (iv) the Tax Returns referred to in clause (i) related to income or franchise Taxes have been examined by the appropriate taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (v) there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to Taxes of the Company or any of its Subsidiaries;
(vi) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (i) have been paid in full or reserved against on the books of the Company and its Subsidiaries;
(vii) all Taxes which the Company or any of its Subsidiaries are required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of the Company; (viii) none of the Company or any of its Subsidiaries has been a member of any Company Group other than each Company Group of which it is a member as of the date hereof; and (ix) during the two-year period prior to the Effective Time, the Company did not make a distribution to which
Section 355 of the Code applies and no Subsidiary distributed stock of one Subsidiary to the Company or another Subsidiary. For purposes of this Agreement, "Company Group" shall mean any "affiliated group" (as defined in Section 1504(a) of the Code without regard to the limitations contained in
Section 1504(b) of the Code) that, at any time on or before the Effective Date, includes or has included the Company or any of its Subsidiaries or any predecessor of or successor to the Company or any of its Subsidiaries (or another such predecessor or successor), or any other group of corporations that, at any time on or before the Effective Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with the Company or any of its Subsidiaries or any predecessor of or successor to the Company or any of its Subsidiaries (or another such predecessor or successor).

  (b) Except as set forth in item 3.9(b) of the Company Letter, no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will, as a direct or indirect result of the transactions contemplated by this Agreement, be (or under Section 280G of the Code and the Treasury Regulations thereunder be presumed to be) a "parachute payment" to a "disqualified individual" (as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder), with respect to the Company or any of its Subsidiaries without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future. The approximate aggregate amount of "parachute payments" related to the matters set forth in such item 3.9(b), assuming the Closing occurs on October 31, 1997 and termination of all listed individuals without cause on such date, is set forth in such item 3.9(b).

  Section 3.10 Actions and Proceedings. Except as set forth in Item 3.10 of the Company Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving the Company or any of its Subsidiaries, or against or involving any of the present or former directors, officers, employees, consultants, agents or stockholders of the Company or any of its Subsidiaries, as such, any of its or their properties, assets or business or any Company Plan (as in Section 3.12(f) defined) that, individually or in the aggregate, would have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger. As of the date of this Agreement, there are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or any of its or their present or former directors, officers, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business or any Company Plan that, individually or in the aggregate, would have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger. As of the date hereof, there are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of its or their present or former officers, directors, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business relating to the transactions contemplated by this Agreement.

  Section 3.11 Certain Agreements. (a) Item 3.10(a) of the Company Letter sets forth a list of all of the following contracts, agreements, leases, mortgages, indentures, notes or other obligations (collectively, "Contracts") to which the Company or any of it Subsidiaries is a party or otherwise bound: (i) material Contracts of partnership, joint venture or strategic alliance or with stockholders or a significant business partner; (ii) Contracts containing covenants of the Company or any of its Subsidiaries not to compete in any line of business or with any person in any geographical area; (iii) Contracts relating to any material acquisition or divestiture, consummated within the last three years, of any operating business or assets or capital stock of any person; (iv) Contracts relating to the borrowing of money or guarantee of any payment by a third party in excess of $10 million; (v) confidentiality Contracts with respect to information relating to the Company or any of its Subsidiaries (other than such Contracts entered into in contemplation of a possible business combination); (vi) any other Contracts pursuant to the terms of which there is either a current or future obligation or right of the Company or any of its Subsidiaries to make payment or incur obligations in excess of $5 million or receive payment or value in excess of $5 million which can be canceled without liability, premium or penalty only on ninety days or more notice; and (vii) Contracts with the ten largest client accounts of the Company and its Subsidiaries and any other Contract which is material (without regard to dollar value) to the Company and its Subsidiaries taken as a whole (such Contracts required to be listed in item 3.11(a) of the Company Letter being referred to herein as the "Company Material Contracts").

  (b) There have been delivered or made available to Parent true, complete and correct copies of all Company Material Contracts. To the Knowledge of the Company, all Company Material Contracts are valid and binding upon the Company or one of its Subsidiaries, as the case may be, in accordance with their terms. There exists no event of default by the Company or its Subsidiaries under any of such Company Material Contracts or, to the Knowledge of the Company, by any third party thereto, nor any event which, with notice or lapse of time or both, would constitute an event of default by the Company or any of its Subsidiaries thereunder, except in each case for any event of default that, individually or in the aggregate, would not have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger.

  (c) Except as listed in item 3.11(c) of the Company Letter, neither the Company nor any of its Subsidiaries is a party to any agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. No holder of any option to purchase shares of Company Common Stock, or shares of Company Common Stock granted in connection with the performance of services for the Company or its Subsidiaries, is or will be entitled to receive cash from the Company or any Subsidiary in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement (subject to Section 5.8). Item 3.11(c) of the Company Letter sets forth the estimated amount which would be payable to each of the top five highest paid officers of the Company and its Subsidiaries in the United States under (i) any employment, severance, continuity or similar agreement or (ii) any cancellation and cash-out of Company Stock Options, in each case assuming the consummation of the Merger and the termination without cause of such person's employment.

  Section 3.12 Benefit Plans. (a) Item 3.12(a) of the Company Letter contains a list of each Company Plan (as hereinafter defined). With respect to each Company Plan, the Company has made, or will as soon as practicable after the date hereof make, available to Parent a true and correct copy of (i) the most recent annual report (Form 5500 and accompanying Schedules) filed with the IRS for such plans required to file such reports, (ii) the plan document for such Company Plan, including any amendments thereto, if such plan is in writing,
(iii) each trust agreement, insurance contract or administration agreement, if any, relating to such Company Plan, (iv) the most recent summary plan description for each Company Plan for which a summary plan description is required, (v) the most recent actuarial report or valuation relating to a Company Plan subject to Title IV of ERISA, (vi) the most recent determination letter, if any, issued by the IRS with respect to any Company Plan intended to be qualified under section 401(a) of the Code, (vii) any request for a determination currently pending before the IRS and (viii) all correspondence with the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation relating to any outstanding controversy or audit. Benefits under all Company Plans are as represented, and subsequent to the date as of which documents have been made available to Parent no such benefits have been materially increased and neither the Company nor any Subsidiary of the Company has entered into, adopted or amended (except as required to maintain the tax-qualified status of any Company Plan intended to be qualified under Section 401(a) of the Code) any Company Plan, and does not have any obligation or present intention to do so. (v) Each Company Plan is in substantial compliance with ERISA, the Code and all other applicable statutes and governmental rules and regulations, (w) no "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Company Plan subject to Title IV of ERISA which could result in material liability to the Company or its ERISA Affiliates, (x) neither the Company nor any of its ERISA Affiliates has contributed, or been obligated to contribute, to a Company Multiemployer Plan (as hereinafter defined) at any time or has instituted, or is currently considering taking, any action to do so, (y) no action has been taken, or is currently being considered, to terminate any Company Plan subject to Title IV of ERISA, and
(z) neither the Company nor any of its Subsidiaries has incurred any material liability to the IRS with respect to any Company Plan, including, without limitation, any liability imposed under Chapter 43 of the Code, and no condition or circumstance has existed that would give rise to any such liability. As of the date of the most recent actuarial report or valuation for any Company Plan subject to Title IV of ERISA, the fair value of the assets of each such plan are at least equal to the accumulated benefit obligation of such plan, based on the actuarial methods, tables and assumptions set forth in such report or valuation, and, to the Knowledge of the Company, there has been no change since such date to cause such accumulated benefit obligation to exceed the current fair value of such assets.

  (b) With respect to the Company Plans, there are no funded benefit obligations for which contributions have not been made to the extent required by law or the terms of such plans, as the case may be, or, if not made because such contributions are not yet due under law or the terms of such plans, properly accrued in accordance with GAAP in the financial statements of the Company and its Subsidiaries, and there are no unfunded benefit obligations as of the date hereof which have not been accounted for in accordance with GAAP in the financial statements of the Company or any of its Subsidiaries.

  (c) With respect to the Company Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries or ERISA Affiliates would be subject to any liability under the terms of such Company Plans that would have a Material Adverse Effect on the Company. Except as listed on item 3.12(c) of the Company Letter, all Company Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending or will be filed on a timely basis and, except as listed on item 3.12(c) of the Company Letter, to the Knowledge of the Company, there is no reason why any Company Plan is not so qualified in operation. Neither the Company nor any of its Subsidiaries has any liability or obligation under any welfare plan to provide life insurance or medical benefits after termination of employment to any employee or dependent other than as required by (i) Part 6 of Title I of ERISA or as disclosed in Item 3.12(c) of the Company Letter or
(ii) the laws of a jurisdiction outside the United States.

  (d) Item 3.12(d) of the Company Letter contains a list, as of the date of this Agreement, of all (i) severance and employment agreements with senior management of the Company and its Subsidiaries, (ii) severance programs and policies of the Company with or relating to its employees and (iii) plans, programs, agreements and other arrangements of the Company with or relating to its employees which contain change of control or similar provisions. The Company has provided to the Parent a true and complete copy of each of the foregoing or, with respect to agreements with officers of Subsidiaries of the Company, will provide such a copy as soon as practical after the date hereof.

  (e) No asset of the Company or any of its Subsidiaries is subject to any lien arising under ERISA or the Code on account of any Company Plan, and no event has occurred and no condition or circumstance has existed that could give rise to any such lien. Neither the Company nor any of its Subsidiaries has been required to provide any security under Section 307 of ERISA or
Section 401(a)(29) or 412(f) of the Code, and no event has occurred and no condition or circumstance has existed that could give rise to any such requirement to provide any such security.

  (f) As used herein, (i) "Company Plan" means each employee benefit plan (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of ERISA), and any material bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, vacation, severance, death benefit, insurance or other plan, arrangement or understanding (whether or not legally binding), in each case maintained or contributed to for the benefit of employees of the Company or any of its Subsidiaries or ERISA Affiliates, (ii) "Company Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which the Company or any of its ERISA Affiliates is or has been obligated to contribute or otherwise with respect to which is subject to any liability, and (iii) with respect to any person, "ERISA Affiliate" means any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such person pursuant to Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated under those sections or pursuant to
Section 4001(b) of ERISA and the regulations promulgated thereunder.

  Section 3.13 Compliance with Certain Laws. The properties, assets and operations of the Company and its Subsidiaries are in compliance with all applicable federal, state, local and foreign laws, rules and regulations, orders, decrees, judgments, permits and licenses relating to Worker Safety Laws and Environmental Laws, except for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of the Company or any of its Subsidiaries that may interfere with or prevent compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention as would not, individually or in the aggregate with any such other interference or prevention, have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger.

  Section 3.14 Liabilities. Except as set forth in the Company Financial Information or item 3.14 of the Company Letter, as of the date hereof, the Company and its Subsidiaries have no liabilities, absolute or contingent, other than liabilities that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

  Section 3.15 Labor Matters. Except as set forth in Item 3.15 of the Company Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract in the United States. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries in the United States (the "Company Business Personnel"), and there is no unfair labor practice complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state agency pending or threatened in writing with respect to the Company Business Personnel, except where such unfair labor practice or complaint, individually or in the aggregate, would not have a Material Adverse Effect on the Company. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries that may interfere with the respective business activities of the Company or any of its Subsidiaries, except where such dispute, strike or work stoppage would not have a Material Adverse Effect on the Company.

  Section 3.16 Intellectual Property. The Company and its Subsidiaries have all Intellectual Property Rights as are necessary in connection with the business of the Company and its Subsidiaries, taken as a whole, except where the failure to have such Intellectual Property Rights, individually or in the aggregate, would not have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has infringed any Intellectual Property Rights of any third party other than any infringements that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

  Section 3.17 Continuity of Business. To the Knowledge of the Company, except as described in item 3.17 of the Company Letter, no client from which the Company and its Subsidiaries received commission and fee income in the fiscal year ended March 31, 1997 in excess of $40 million has given notice of its intent to terminate, materially reduce or put up for review the provision of services by the Company and its Subsidiaries or has indicated that it is considering such action.

  Section 3.18 Company Employees. To the Knowledge of the Company except as described in item 3.18 of the Company Letter, since December 31, 1996 no employee or group of employees of the Company or any of its Subsidiaries who is or are responsible for a business operation of the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole, has or have delivered any notice of termination or indicated that he or she is or they are considering such an action.

  Section 3.19 Information in Registration Statement. None of the information supplied or to be supplied by the Company or any of its Subsidiaries for the purpose of inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will, at the time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein to make the statements therein, in light of the circumstances under which they were made, not misleading.

  Section 3.20 Opinion of Financial Advisor. The Company has received the written opinion of Merrill Lynch & Co., dated the date hereof, to the effect that, as of the date hereof, the Exchange Ratio is fair to the Company's stockholders from a financial point of view, a copy of which opinion has been delivered to Parent.

  Section 3.21 State Takeover Statutes. The Board of Directors of the Company has, to the extent such statutes are applicable, (a) taken all action necessary to exempt Parent, its Subsidiaries and affiliates, the Merger, this Agreement, the Company Stockholders' Agreement and the transactions contemplated hereby and thereby from Section 203 of the DGCL or satisfy the requirements thereof and (b) taken, or prior to the Effective Time will take, all actions necessary to satisfy the provisions of Section 203 of the DGCL. To the Knowledge of the Company, no other state takeover statutes governing the Company are applicable to the Merger, the Company Stockholders' Agreement, this Agreement and the transactions contemplated hereby and thereby.

  Section 3.22 Required Vote of Company Stockholders. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock is required to adopt this Agreement. No other vote of the stockholders of the Company is required by law, the Restated Certificate of Incorporation or By-laws of the Company or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

  Section 3.23 Pooling of Interests. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would (i) jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (ii) jeopardize the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  Section 3.24 Brokers. No broker, investment banker or other person, other than Merrill Lynch & Co. and Gregory & Hoenemeyer, Inc., the fees and expenses of which will be paid by the Company (as reflected in agreements between such firms and the Company, copies of which have been furnished to Parent), is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

                                  ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

  Section 4.1 Conduct of Business by the Company Pending the Merger. Except as expressly permitted by clauses (a) through (n) of this Section 4.1 and except as contemplated by the Company Letter, during the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly contemplated by this

Agreement and subject to Section 4.5 or as set forth in the Company Letter (with specific reference to the applicable subsection below), the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

    (a) (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such (other than dividends and other distributions by Subsidiaries), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than in connection with the termination of the Company's employees undertaken in the ordinary course of business and consistent with past practices;

    (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock, voting securities, equity equivalent or convertible securities, other than the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to Company Stock Options outstanding on the date of this Agreement in accordance with their current terms;

    (c) amend its Restated Certificate of Incorporation or By-laws or other comparable organizational documents;

    (d) (A) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than transactions that are in the ordinary course of business consistent with past practice and which involve an aggregate consideration paid by the Company and its Subsidiaries (including the assumption of debt and valuing any non-cash consideration at its fair market value) not in excess of $5 million or (B) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice and which involve assets having an aggregate fair market value or book value not in excess of $5 million;

    (e) make any capital expenditures, other than capital expenditures not in excess of $20,000,000 in the aggregate made in the ordinary course of business consistent with past practice;

    (f) incur any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities, guarantee any debt securities of others or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) indebtedness, loans, advances, capital contributions and investments between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries and (ii) borrowing or guarantees not in excess of $20 million in the aggregate incurred in the ordinary course of business consistent with past practice;

    (g) alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any Subsidiary;

    (h) enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Plan or employment or consulting agreement, other than employment agreements which each have an future liability of not in excess of $1,000,000 or as required by law;

    (i) except (A) as permitted under Section 4.1(h) or (B) to the extent required by written employment agreements existing on the date of this Agreement, (1) increase the compensation payable or to become payable to its officers or employees, except, in the case of employees who are not officers, for increases in the ordinary course of business consistent with past practice, (2) grant any severance or termination pay except in the ordinary course of business consistent with past practice or (3) establish, adopt, enter into, or amend or take action to enhance or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of, any director, officer or employee, except, in each case, as may be required to comply with applicable law;

    (j) take any action, other than reasonable and usual actions in the ordinary course of business consistent with past practice, with respect to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

    (k) prepare or file any federal, state, local or foreign Tax Return materially inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is materially inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

    (l) settle or compromise any material federal, state, local or foreign income tax liability;

    (m) violate or fail to perform any material obligation or duty imposed upon it by any applicable federal, state or local law, rule, regulation, guideline or ordinance which could be reasonably expected to have a Material Adverse Effect on the Company or prevent or materially delay the Merger; or

    (n) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  The Company shall promptly advise Parent orally and in writing of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect on the Company or which could prevent or materially delay the consummation of the Merger.

  Section 4.2 Conduct of Business by Parent Pending the Merger. Except as expressly permitted by clauses (a) through (k) of this Section 4.2 and except as contemplated by the Publicis Unwind Agreements or the Parent Letter, during the period from the date of this Agreement through the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in the Parent Letter (with specific reference to the applicable subsection below), Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company:

    (a) (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such (other than (A) regular quarterly dividends of not more than $0.15 per share of Parent Common Stock declared and paid on dates consistent with past practice and (B) dividends and other distributions by Subsidiaries), (ii) other than in the case of any Subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the repurchase of shares of Parent Common Stock pursuant to any open market repurchase plan or in connection with any acquisition in which such shares are used as consideration therefor);

    (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock, voting securities, equity equivalent or convertible securities, other than the issuance of shares of Parent Common stock pursuant to Parent Stock Options outstanding on the date of this Agreement in accordance with their current terms and other than in connection with an acquisition undertaken pursuant to Paragraph (d) of this Section 4.2;

    (c) amend its Restated Certificate of Incorporation or By-laws or other comparable organizational documents;

    (d) (A) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than transactions that are in the ordinary course of business consistent with past practice and which involve an aggregate consideration paid by Parent and its Subsidiaries (including the assumption of debt and valuing any non-cash consideration at its fair market value) not in excess of $5 million or (B) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than transactions that are in the ordinary course of business consistent with past practice and which involve assets having an aggregate fair market value or book value not in excess of $5 million;

    (e) make any capital expenditures, other than capital expenditures not in excess of $20,000,000 in the aggregate made in the ordinary course of business consistent with past practice;

    (f) incur any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities, guarantee any debt securities of others or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) indebtedness, loans, advances, capital contributions and investments between Parent and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries and (ii) borrowing or guarantees not in excess of $20 million in the aggregate incurred in the ordinary course of business consistent with past practice;

    (g) alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Parent or any Significant Subsidiary;

    (h) enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Parent Plan or employment or consulting agreement, other than employment agreements which each have a future liability of not in excess of $1,000,000 or as required by law;

    (i) except (A) as permitted under Section 4.2(h) or (B) to the extent required by written employment agreements existing on the date of this Agreement, (1) increase the compensation payable or to become payable to its officers or employees, except, in the case of employees who are not officers, for increases in the ordinary course of business consistent with past practice, (2) grant any severance or termination pay except in the ordinary course of business consistent with past practice or (3) establish, adopt, enter into, or amend or take action to enhance or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of, any director, officer or employee, except, in each case, as may be required to comply with applicable law;

    (j) violate or fail to perform any material obligation or duty imposed upon it by any applicable federal, state or local law, rule, regulation, guideline or ordinance which could be reasonably expected to have a Material Adverse Effect on Parent or prevent or materially delay the Merger; or

    (k) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  Parent shall promptly advise the Company orally and in writing of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect on Parent and its Subsidiaries taken as a whole or which could prevent or materially delay the consummation of the Merger.

  Section 4.3 No Solicitation. (a) From and after the date hereof, the Company will not, and will not permit any of its or its Subsidiaries' officers, directors or employees, and the Company will use its reasonable best efforts to cause all of its and its Subsidiaries' attorneys, financial advisors, agents and other representatives not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Company Takeover Proposal (as hereinafter defined) or engage in or continue discussions or negotiations relating thereto; provided, however, that the Company may engage in discussions or negotiations with, or furnish information concerning the Company and its business, properties or assets to, any third party which makes a

Company Takeover Proposal if the Board of Directors of the Company determines, in its good faith judgment, that such third party may ultimately propose a Superior Company Takeover Proposal (as hereinafter defined); provided, further, that nothing in this Section 4.3(a) shall prevent the Company or its Board from taking, and disclosing to the Company's stockholders, a position with regard to any Company Takeover Proposal. The Company will promptly notify Parent of the receipt of any Company Takeover Proposal, including the material terms and conditions thereof and the identity of the person or group making such Company Takeover Proposal, and will promptly notify Parent of any determination by the Company's Board of Directors that a Superior Company Takeover Proposal may ultimately be made. As used in this Agreement, (i) "Company Takeover Proposal" shall mean any proposal or offer, other than a proposal or offer by Parent or any of its Subsidiaries, for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any of its Significant Subsidiaries or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Significant Subsidiaries and (ii) "Superior Company Takeover Proposal" shall mean a bona fide proposal or offer made by a third party to acquire the Company pursuant to an exchange offer, a merger, consolidation or other business combination or a sale of all or substantially all of the assets of the Company and its Subsidiaries in which the sole consideration to be received by the stockholders of the Company (other than cash for fractional shares or other consideration which is non-material in amount) is the common stock of a widely-held public company which, immediately after the consummation of the transaction, will own (directly or indirectly) all or substantially all of the equity or assets of the Company on terms which a majority of the members of the Board of Directors of the Company, having received the advice of an independent financial advisor, determines in their good faith reasonable judgment to be more favorable to the Company's stockholders than the terms of the transactions contemplated hereby.

  (b) From and after the date hereof, Parent will not, and will not permit any of its or its Subsidiaries' officers, directors or employees, and Parent will use its reasonable best efforts to cause all of its and its Subsidiaries' attorneys, financial advisors, agents and other representatives not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing information) any Parent Takeover Proposal (as hereinafter defined) or engage in or continue discussions or negotiations relating thereto; provided, however, that Parent may engage in discussions or negotiations with, or furnish information concerning Parent and its business, properties or assets to, any third party which makes a Parent Takeover Proposal if the Board of Directors of Parent determines, in its good faith judgment, that such third party may ultimately propose a Superior Parent Takeover Proposal (as hereinafter defined); provided, further, that nothing in this Section 4.3(b) shall prevent Parent or its Board from taking, and disclosing to Parent's stockholders, a position with regard to any Parent Takeover Proposal. Parent will promptly notify the Company of the receipt of any Parent Takeover Proposal, including the material terms and conditions thereof and the identity of the person or group making such Takeover Proposal, and will promptly notify Parent of any determination by Parent's Board of Directors that a Superior Parent Takeover Proposal may ultimately be made. As used in this Agreement, (i) "Parent Takeover Proposal" shall mean any proposal or offer, for a tender or exchange offer, a merger, consolidation or other business combination involving Parent or any of its Significant Subsidiaries or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Parent or any of its Significant Subsidiaries and (ii) "Superior Parent Takeover Proposal" shall mean a bona fide proposal or offer made by a third party to acquire Parent pursuant to an exchange offer, a merger, consolidation or other business combination or a sale of all or substantially all of the assets of Parent and its Subsidiaries in which the sole consideration to be received by the stockholders of Parent (other than cash for fractional shares or other consideration which is non-material in amount) is the common stock of a widely-held public company which, immediately after the consummation of the transaction, will own (directly or indirectly) all or substantially all of the equity or assets of Parent on terms which a majority of the members of the Board of Directors of Parent, having received the advice of an independent financial advisor, determines in their good faith reasonable judgment to be more favorable to Parent's stockholders than the terms of the transactions contemplated hereby.

  Section 4.4 Third Party Standstill Agreements. (a) During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party (other than any involving Parent).

  (b) During the period from the date of this Agreement through the Effective Time, Parent shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which Parent or any of its Subsidiaries is a party (other than any involving the Company).

  Section 4.5 Pooling of Interests; Reorganization. During the period from the date of this Agreement through the Effective Time, unless the other party shall otherwise agree in writing, none of Parent, the Company or any of their respective Subsidiaries shall (a) knowingly take or fail to take any action which action or failure would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or (b) knowingly take any action which action would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or would cause any of the representations and warranties set forth in the Company Tax Certificate attached to the Company Letter or the Parent Tax Certificate attached to the Parent Letter to be untrue or incorrect in any material respect. Each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary in order that the Merger may be accounted for as a pooling of interests in accordance with generally accepted accounting principles.

  Section 4.6 Other Actions. Except as expressly contemplated or permitted by this Agreement or except as set forth in the Company Letter or the Parent Letter, neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of its representations and warranties of the Company set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of its representations and warranties that are not so qualified becoming untrue in any material respect, or (iii) any of the conditions to the Merger contained in Section 6.1, 6.2 or 6.3 not being satisfied (subject to the Company's and Parent's right to take actions specifically permitted by Sections 4.1 and 4.2, respectively).

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  Section 5.1 Stockholder Meetings. The Company and Parent each shall call a meeting of its stockholders (respectively, the "Company Stockholder Meeting" and the "Parent Stockholder Meeting" and, collectively, the "Stockholder Meetings") to be held as promptly as practicable after the date hereof for the purpose of considering the adoption of this Agreement (in the case of the Company) and the Charter Amendment and the Share Issuance and the election of directors as provided in Section 5.17 (in the case of Parent). The Company and Parent will, through their respective Boards of Directors, recommend to their respective stockholders approval of such matters and shall not withdraw such recommendation; provided, however, that a Board of Directors shall not be required to make, and shall be entitled to withdraw, such recommendation if such Board determines, in its good faith judgment, having received the advice of independent legal counsel, that the making of, or the failure to withdraw, such recommendation would constitute a breach of such Board's fiduciary duties under applicable law. The Company and Parent shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day.

  Section 5.2 Proxy Statement; Filings; Other Actions. (a) As promptly as practicable after the date hereof, Parent shall promptly prepare and file with the SEC the Joint Proxy Statement and the Registration Statement, in which the Joint Proxy Statement will be included as a prospectus. Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. As promptly as practicable after the Registration Statement shall have become effective, each of Parent and the Company shall mail the Joint Proxy Statement to its respective stockholders. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and upon the exercise of the Substitute Options (as defined in Section 5.8), and the Company shall furnish all information concerning the Company and the holders of Class A Common Stock and Class B Common Stock as may be reasonably requested in connection with any such action, including information relating to the number of shares of Parent Common Stock required to be registered.

  (b) Each party hereto agrees, subject to applicable laws relating to the exchange of information, promptly to furnish the other parties hereto with copies of written communications (and memoranda setting forth the substance of all oral communications) received by such party, or any of its subsidiaries, affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof), from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

  (c) Each of the Company and Parent will promptly, and in any event within 10 days after execution and delivery of this Agreement, make all filings or submissions as are required under the HSR Act. Each of the Company and Parent will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submissions which is necessary under the HSR Act. Without limiting the generality of the foregoing, each of the Company and Parent will promptly notify the other of the receipt and content of any inquiries or requests for additional information made by any Governmental Entity in connection therewith and will promptly (i) comply with any such inquiry or request and (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such inquiry or request. In addition, each of the Company and Parent will keep the other apprised of the status of any such inquiry or request. Each of the Company and Parent will use its reasonable best efforts to obtain any clearance required under the HSR Act for the consummation of the transactions contemplated hereby.

  Section 5.3 Comfort Letters. (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent "comfort" letters of KPMG Peat Marwick LLP, the Company's independent public accountants, dated the date on which the Registration Statement shall become effective and as of the Effective Time, and addressed to Parent and the Company, in form and substance reasonably satisfactory to Parent and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

  (b) Parent shall use its reasonable best efforts to cause to be delivered to the Company "comfort" letters of Arthur Andersen LLP, Parent's independent public accountants, dated the date on which the Registration Statement shall become effective and as of the Effective Time, and addressed to the Company and Parent, in form and substance reasonably satisfactory to the Company and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

  Section 5.4 Access to Information; Financial Reports. (a) Subject to currently existing contractual and legal restrictions applicable to Parent or to the Company or any of their Subsidiaries, each of Parent and the Company shall, and shall cause each of its Subsidiaries to, afford to the accountants, counsel, financial advisors and other representatives of the other party hereto reasonable access to, and permit them to make such inspections as they may reasonably require of, during normal business hours during the period from the date of this Agreement through the Effective Time, all their respective properties, books, Tax Returns, contracts, commitments and records (including, without limitation, the work papers of independent accountants, if available and subject to the consent of such independent accountants) and, during such period, Parent and the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the other (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. No investigation pursuant to this Section 5.4 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

  (b) The Company shall, without cost to Parent, deliver to Parent the following financial information (such information being herein referred to as "Supplemental Financial Information"): (i) within 45 days after each fiscal quarter ending after the date hereof and prior to the Effective Time (other than the last fiscal quarter of any fiscal year), the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the end of such quarter and the unaudited consolidated statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such quarter,
(ii) within 90 days after each fiscal year ending after the date hereof and prior to the Effective Time, the unaudited consolidated balance sheet of the Company and its

Subsidiaries as of the end of such year and the unaudited consolidated statements of income, stockholders' equity and cash flows of the Company and its Subsidiaries for such year, in each case prepared in accordance with GAAP (except as may be noted therein), and (iii) promptly upon the reasonable request by Parent, such additional financial information as may be required in connection with any filing by Parent pursuant to the requirements of federal or state securities laws; and such Supplemental Financial Information delivered to Parent shall present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries for the period covered, subject to the notes regarding the matters reflected therein.

  (c) All information obtained by Parent or the Company pursuant to this
Section 5.4 (a) and (b) shall be kept confidential in accordance with each of the Confidentiality Agreements, dated April 1, 1997 between Parent and the Company.

  (d) Parent shall, without cost to the Company, deliver to the Company any filing made by Parent to the SEC including any Form 10-Q, 8-K or 10-K prior to, if practicable, or, in any event, not later than the day after the date of such filing with the SEC.

  Section 5.5 Compliance with the Securities Act. (a) Within 30 days following the date of this Agreement, the Company shall deliver to Parent a list (reasonably satisfactory to counsel for Parent) identifying all persons who, at the time of the Company Stockholder Meeting, in the Company's reasonable judgment may be deemed to be "affiliates" of the Company as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates"). The Company shall use its reasonable best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent not less than 30 days prior to the Effective Time a written agreement in substantially the form of Exhibit 5.5(a) hereto, executed by such person.

  (b) Within 30 days following the date of this Agreement, Parent shall deliver to the Company a list (reasonably satisfactory to counsel for the Company) identifying those persons who may be, at the time of the Parent Stockholder Meeting, in Parent's reasonable judgment, may be deemed to be affiliates of Parent under applicable SEC accounting releases with respect to pooling of interests accounting treatment. Parent shall use its reasonable best efforts to enter into a written agreement, not less than 30 days prior to the Effective Time, in substantially the form of Exhibit 5.5(b) hereto with each of such persons.

  Section 5.6 Stock Exchange Listings. Parent shall use its reasonable best efforts to list on the NYSE, upon official notice of issuance, the shares of Parent Common Stock to be issued in connection with the Merger and upon exercise of the Substitute Options.

  Section 5.7 Fees and Expenses. (a) Except as provided in this Section 5.7 and in Section 5.11, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses, except that all printing expenses and SEC filing fees shall be divided equally between Parent and the Company.

  (b) The Company shall pay, or cause to be paid, in same day funds, to Parent $15 million (the "Company Termination Fee") upon demand if: (i) this Agreement is terminated by the Company pursuant to Section 7.1(d) or by Parent or the Company pursuant to Section 7.1(f) or 7.1(i) and within six months following any such termination a Third Party Company Acquisition Event (as hereinafter defined) occurs; (ii) Parent or the Company terminates this Agreement pursuant to Section 7.1(h); or (iii) this Agreement is terminated and prior thereto a Third Party Company Acquisition Event occurred.

  A "Third Party Company Acquisition Event" means any of the following events:
(A) any person, corporation, partnership or other entity or group (such person, corporation, partnership or other entity or group being referred to hereinafter, singularly or collectively, as a "Person"), other than Parent or its Subsidiaries, acquires or becomes the beneficial owner of 30% or more of the outstanding shares of the Company Common Stock; (B) any new group is formed which, at the time of formation, beneficially owns 30% or more of the outstanding shares of the Company Common Stock (other than a group which includes or may reasonably be deemed to include Parent or any of its Subsidiaries); (C) the Company enters into an agreement providing for a merger or other business combination involving the Company or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, the Company and its Subsidiaries (other than the transactions contemplated by this Agreement); or (D) any Person (other than Parent or its Subsidiaries) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of the Company Common Stock that results or would result in such Person being the beneficial owner of 30% or more of the outstanding shares of the Company Common Stock. For purposes of this Section 5.7, the terms "group" and "beneficial owner" shall be defined by reference to Section 13(d) of the Exchange Act.

  (c) Parent shall pay, or cause to be paid, in same day funds, to the Company $15 million (the "Parent Termination Fee") upon demand if: (i) this Agreement is terminated by Parent pursuant to Section 7.1(d) or by Parent or the Company pursuant to 7.1(g) and within six months following any such termination a Third Party Parent Acquisition Event (as hereinafter defined) occurs; (ii) Parent or the Company terminates this Agreement pursuant to Section 7.1(j); or
(iii) this Agreement is terminated and prior thereto a Third Party Parent Acquisition Event occurred.

  A "Third Party Parent Acquisition Event" means any of the following events:
(A) any Person, other than the Company or its Subsidiaries, acquires or becomes the beneficial owner of 30% or more of the outstanding shares of Parent Common Stock; (B) any new group is formed which, at the time of formation, beneficially owns 30% or more of the outstanding shares of Parent Common Stock (other than a group which includes or may reasonably be deemed to include the Company or any of its Subsidiaries); (C) Parent enters into an agreement providing for a merger or other business combination involving Parent or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, Parent and its Subsidiaries (other than the transactions contemplated by this Agreement); or (D) any Person (other than the Company or its Subsidiaries) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of the Parent Common Stock that results or would result in such Person being the beneficial owner of 30% or more of the outstanding shares of Parent Common Stock.

  Section 5.8 Company Stock Options. Not later than the Effective Time, each Company Stock Option which is outstanding immediately prior to the Effective Time pursuant to the Company's stock option plans in effect on the date hereof (the "Stock Plans") shall be assumed by Parent and become and represent an option to purchase the number of shares of Parent Common Stock (a "Substitute Option") (decreased to the nearest full share) determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the Exchange Ratio, which options shall have an exercise price per share of Parent Common Stock (rounded up to the nearest tenth of a cent) equal to the exercise price per share of Company Common Stock immediately prior to the Effective Time divided by the Exchange Ratio. Parent shall pay cash to holders of Company Stock Options in lieu of issuing fractional shares of Parent Common Stock upon the exercise of Substitute Options for shares of Parent Common Stock, unless in the judgment of Parent such payment would adversely affect the ability to account for the Merger under the pooling of interests method. After the Effective Time, except as provided above in this Section 5.8, each Substitute Option shall be exercisable upon the same terms and conditions as were applicable under the related Company Stock Option immediately prior to the Effective Time. This Section 5.8 shall be subject to any contrary provision in the applicable Stock Plan or in the option agreement respecting the Company Stock Options outstanding thereunder, but the Company agrees to use its reasonable best efforts to obtain any necessary consents of holders of the Company Stock Options to effect this Section 5.8 and to obtain any necessary consents of holders of Warrants to effect Section 1.5(d). The Company agrees that it will not grant any stock appreciation rights or limited stock appreciation rights and will not permit cash payments to holders of Company Stock Options in lieu of the substitution therefor of Substitute Options, as described in this Section 5.8. Parent agrees that it shall take all action necessary, on or prior to the Effective Time, to authorize and reserve a number of shares of Parent Common Stock sufficient for issuance upon exercise of the Substitute Options as contemplated by this Section 5.8.

  Section 5.9 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including, but not limited to: (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including those in connection with the HSR Act and State Takeover Approvals), (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby or thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and
(iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

  (b) Notwithstanding anything to the contrary contained in this Agreement,
(i) the Company shall not be obligated to use its reasonable best efforts or to take any action pursuant to this Section 5.9 if the Board of Directors of the Company shall determine, in its good faith judgment, having received the advice of independent outside legal counsel to the Company, that such action would constitute a breach of such Board's fiduciary duties under applicable law, and (ii) in connection with any filing or submission required or action to be taken by Parent, the Company or any of its respective Subsidiaries to consummate the Merger or the other transactions contemplated in this Agreement, the Company shall not, without Parent's prior consent, and Parent shall not, without the Company's prior consent, commit to any divestiture of assets or businesses of the Company and its Subsidiaries if such divested assets and/or businesses are material to the assets or profitability of the Company or the Parent and their Subsidiaries taken as a whole, and neither Parent nor the Company nor any of their Subsidiaries shall be required to divest any assets or business of Parent or its Subsidiaries or the Company or its Subsidiaries if such divested assets and/or businesses are material to the assets or profitability of Parent or its Subsidiaries taken as a whole or the Company and its Subsidiaries taken as a whole, respectively, or hold separate or otherwise take or commit to take any action that materially limits its freedom of action with respect to the Company or any such assets or businesses.

  Section 5.10 Public Announcements. Parent and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.

  Section 5.11 Real Estate Transfer and Gains Tax. Parent and the Company agree that either the Surviving Corporation or the Company will pay any state or local tax which is attributable to the transfer of the beneficial ownership of the Company's or its Subsidiaries' real property, if any (collectively, the "Transfer Taxes"), and any penalties or interest with respect to the Transfer Taxes, payable in connection with the consummation of the Merger. The Company agrees to cooperate with Parent in the filing of any returns with respect to the Transfer Taxes, including supplying in a timely manner a complete list of all real property interests held by the Company and its Subsidiaries and any information with respect to such property that is reasonably necessary to complete such returns. The portion of the consideration allocable to the real property of the Company and its Subsidiaries shall be agreed to between Parent and the Company. The stockholders of the Company shall be deemed to have agreed to be bound by the allocation established pursuant to this Section 5.11 in the preparation of any return with respect to the Transfer Taxes.

  Section 5.12 State Takeover Laws. If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation shall become applicable to the transactions contemplated hereby, Parent and the Company and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

  Section 5.13 Indemnification; Directors and Officers Insurance. (a) From and after the Effective Time, Parent agrees to cause the Surviving Corporation to exculpate, indemnify and hold harmless all past and present officers and directors of the Company and its Subsidiaries (the "Indemnified Parties") to the same extent such persons are currently exculpated and indemnified by the Company pursuant to the Company's Restated Certificate of Incorporation and By-laws for acts or omissions occurring at or prior to the Effective Time. Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 175 percent of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  (b) Any Indemnified Party wishing to claim indemnification under Section 5.13(a), upon learning of any claim, action, suit, proceeding or investigation subject to indemnification thereunder, shall promptly notify the Surviving Corporation thereof. An Indemnified Party may select counsel to represent him or her in connection with any of the foregoing, which counsel shall be reasonably acceptable to the Surviving Corporation, and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent; and provided, further, that the Surviving Corporation shall not be obligated to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single matter except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such matter. The Surviving Corporation shall not have any obligation hereunder to an Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

  Section 5.14 Notification of Certain Matters. Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of:
(i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause
(A) any representation or warranty contained in this Agreement that is not qualified as to materiality to be untrue or inaccurate in any material respect, (B) any representation or warranty contained in this Agreement that is qualified as to materiality to be untrue or inaccurate in any respect, or
(C) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied; and (ii) any failure of Parent or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.14 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  Section 5.15 Employee Benefit Plans. (a) Parent agrees that no later than January 1, 1999, a new program of employee benefits that is generally applicable on identical terms and conditions to all similarly situated Company Employees and Parent Employees (as defined below) will be adopted by the Board of Directors of Parent (or a committee thereof) and become effective. For the period commencing on the Effective Time and continuing until the date such a new program is effective, Parent will, or will cause its Subsidiaries, including, without limitation, the Surviving Corporation, to, honor and continue to maintain and contribute to all Parent Benefit Plans and all Company Plans, in accordance with the respective terms and conditions of such plans in effect on the date hereof (and any amendments to, or termination of, any Parent Benefit Plan approved or authorized by the Board of Directors of Parent or any committee thereof prior to the date hereof and any amendment thereafter required to maintain the tax-qualified status of any Parent Benefit Plan or Company Plan intended to have such status), except (i) that to the extent that any Company Plan refers to Company Stock, such reference shall, after the Effective Time, be changed to Parent Stock, adjusted to the extent appropriate to reflect the Exchange Ratio, or (ii) to the extent that Parent in good faith after consultation with counsel determines to do so would be inconsistent with the Employee Retirement Income Security Act of 1974, as amended, or other applicable law. For purposes of this Section 5.15, Parent Employee shall include any individual who at the Effective Time is employed by and on the active payroll of Parent or any of its Subsidiaries and Company

Employee shall mean any individual who at the Effective Time is employed by and on the active payroll of the Company or any of its Subsidiaries. An individual who is not on the active payroll of Parent, the Company or their Subsidiaries, as the case may be, on account of any approved or legally required leave of absence shall become a Parent Employee or Company Employee, as the case may be, upon his or her return to active employment pursuant to the terms of such leave. Notwithstanding the foregoing, nothing in this
Section 5.15(a) shall entitle any Parent Employee or Company Employee to any minimum amount of bonus or other incentive compensation (including stock option grants) pursuant to any Parent Benefit Plan or Company Plan applicable to executives, key employees or other senior management for any period after the Effective Time.

  Notwithstanding anything herein to the contrary, except as otherwise required by law or as is necessary for the Bozell, Jacobs, Kenyon & Eckhardt, Inc. Profit Sharing and Savings Plan (the "Company Profit Sharing Plan") or the Bozell Inc. Stock Bonus Plan (the "Company Stock Bonus Plan") to satisfy the qualification requirements of Section 401 of the Code, neither Parent nor any Subsidiary shall take any action, including, but not limited to, amending, merging or otherwise altering the Company Profit Sharing Plan or the Company Stock Bonus Plan, which allows the reallocation of any or all of the assets of the Company Stock Fund (as such term is currently defined in the Company Profit Sharing Plan) or the Company Stock Bonus Plan from the account of any Current Company Plan Participant (as hereinafter defined) to the account of any individual who is not a Current Company Plan Participant, other than at the election of the Current Company Plan Participant. For purposes of the preceding sentence, the term "Current Company Plan Participant" means an individual who immediately prior to the Effective Time either (i) is a participant in the Company Profit Sharing Plan who has, as of such time, an account balance invested in the Company Stock Fund, or (ii) is a participant in the Company Stock Bonus Plan.

  (b) With respect to benefits payable or provided to former employees of the Company or any Subsidiary of the Company who have retired or otherwise terminated service before the Effective Time, neither Parent nor any Subsidiary of Parent (including, without limitation, the Surviving Corporation) shall take or cause to be taken after the Effective Time any action to reduce or adversely affect such benefits, including, without limitation, retiree health, medical and life insurance benefits, from the level and terms on which any such benefits are provided to such former employees of the Company or its Subsidiaries on the date hereof except to the extent that the Company or its Subsidiaries had the authority to do so on the date hereof, and any such action taken applies generally in an identical manner to all similarly situated former employees of the Company, Parent and any of their Subsidiaries then eligible to receive such or similar benefits.

  (c) For purposes of eligibility to participate and vesting, and eligibility for and accrual of benefits under all Parent Benefit Plans (except, with respect to accrual of benefits under any Parent Benefit Plan that is a defined benefit pension plan) that may become applicable to any Company Employee, all service of any Company Employee with the Company or any Subsidiaries of the Company (or a predecessor of any thereof) prior to the Effective Time shall, after the Effective Time, be treated as service with the Surviving Corporation, the Parent or their Subsidiaries (as applicable), to the same extent that service with the Company or any of its Subsidiaries prior to the Effective Time is taken into account under the Company Plans. With respect to participation of Company Employees and their dependents in Parent Benefit Plans, Parent and its Subsidiaries shall, or shall cause the applicable Parent Benefit Plans to (x) waive any waiting periods or affiliation periods and any pre-existing condition and actively-at-work exclusions (or other similar limitations on participation) otherwise applicable after the Effective Time to Company Employees or their dependents, (y) waive any evidence of insurability requirements and (z) provide that all claims and expenses of Company Employees and their dependents during any plan year within which the Effective Time occurs shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions (and like adjustments or limitations on coverage) under such plans.

  Section 5.16 Management of Parent. Effective as of the Effective Time, Richard S. Braddock shall serve as a non-executive Chairman of the Board of Parent, Bruce Mason shall serve as Chief Executive Officer of Parent and Charles D. Peebler, Jr. shall serve as President of Parent. The chief executive officers of Parent's FCB Advertising Entities (as hereinafter defined) and the Company's Bozell Worldwide Subsidiary shall be J. Brendan Ryan and David A. Bell, respectively, and both of such chief executive officers shall report to Bruce

Mason. The chief executive officers of the Diversified Companies (as hereinafter defined) shall report to Charles D. Peebler, Jr. The "FCB Advertising Entities" shall mean FCB/Leber Katz Partners, Foote Cone & Belding Advertising, Inc., Foote Cone & Belding, Inc., FCB Healthcare, FCB International, FCB Japan, Inc., Wilkins Group and other related Foote Cone & Belding agency entities. The "Diversified Companies" shall mean Parent's and the Company's direct Subsidiaries other than the FCB Advertising Entities and Bozell Worldwide, and shall include, without limitation, Poppe Tyson, Temerlin McClain, Bozell Sawyer Miller Group, McCracken Brooks, Bozell Wellness Worldwide, TN Technologies, Wahlstrom & Company, Tierney & Partners, Borders, Perrin and Norrander and Market Growth Resources and the separate media buying companies of Parent and the Company. The chief executive officers of any direct Subsidiaries acquired after the date hereof shall have reporting relationships as determined by the Board of Parent. Compensation and other matters for each of Bruce Mason and Charles D. Peebler, Jr. shall be as set forth in the Agreements entered into as of the date hereof (but effective as of the Effective Time) between Parent and each of Bruce Mason and Charles D. Peebler, Jr., forms of which are attached hereto as Exhibits C and D, respectively. Bruce Mason and Charles D. Peebler, Jr. shall be responsible for presenting to the Board of Directors of Parent no later than February 28, 1999, a plan of management succession for each of their respective positions within Parent. Compensation and other matters for Richard S. Braddock shall be as set forth in the Agreement attached hereto as Exhibit E.

  Section 5.17 Board of Directors of Parent and Committees Thereof. At the Effective Time, by reason of their election at the Parent Stockholders Meeting provided for in Section 5.1, the Board of Directors of Parent shall be comprised of 12 members as follows: six directors selected by Parent board (Bruce Mason, J. Brendan Ryan and four current non-employee directors of Parent other than the Publicis Designee (as defined)); five directors selected by the Company board (Charles D. Peebler, Jr., Leo-Arthur Kelmenson and David
A. Bell and two non-employees); and only for so long as Publicis shall be entitled to cause its designee to serve as a director on the Board of Parent under the Publicis Unwind Agreements (the "Publicis Designee"), the Publicis Designee shall be a twelfth director. The initial composition of the committees of the Board of Directors of Parent following the Effective Time shall be as described on Schedule 2.

  Section 5.18 Certain Litigation. The Company and Parent shall not settle any litigation commenced after the date hereof against the Company, Parent or any of other directors by any stockholder of either party relating to the Merger or this Agreement without the prior written consent of the other party (which shall not be unreasonably withheld).

  Section 5.19 FIRPTA Certificate. The Company shall deliver to Parent, not more than 20 days prior to the Effective Time, a statement in accordance with Treas. Reg. (S)(S) 1.1445-2(c) (3) and 1.897-2(h) certifying that the Company is not, and has not been during the past five years, a "United States real property holding corporation" for purposes of Sections 897 and 1445 of the Code, and Parent shall have no actual knowledge that such statement is false or receive a notice that the statement is false pursuant to Treas. Reg. (S) 1.1445- 4. In addition, the Company shall have delivered to Parent at the Effective Time the notification to the Internal Revenue Service, in accordance with the requirements pursuant to Treas. Reg. (S) 1.897-2(h)(2), of delivery of the statement referred to in the preceding sentence, signed by a responsible corporate officer of the Company. The Company acknowledges that Parent may cause the Company to file such notification with the Internal Revenue Service on or after the Effective Time.

                                  ARTICLE VI

                      CONDITIONS PRECEDENT TO THE MERGER

  Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

    (a) Stockholder Approval. This Agreement shall have been duly approved by the requisite vote of stockholders of the Company in accordance with applicable law and the Restated Certificate of Incorporation and By-laws of the Company, and the Charter Amendment, the Share Issuance and the election of directors shall have been duly approved by the requisite vote of the stockholders of Parent in accordance with applicable rules of the NYSE, applicable law and the Restated Certificate of Incorporation and By-laws of Parent.

    (b) Stock Exchange Listings. The Parent Common Stock issuable in the Merger and pursuant to Substitute Options shall have been authorized for listing on the NYSE, subject to official notice of issuance.

    (c) HSR and Other Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

    (ii) All authorizations, consents, orders, declarations or approvals of, or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity, which the failure to obtain, make or occur would have the effect of making the Merger or any of the transactions contemplated hereby illegal or would have a Material Adverse Effect on Parent (assuming the Merger had taken place), shall have been obtained, shall have been made or shall have occurred.

    (d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC. All necessary state securities or blue sky authorizations shall have been received.

    (e) No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall (after the date of this Agreement) have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or any of the transactions contemplated hereby illegal.

    (f) Accounting. Each of Parent and the Company shall have received at the Effective Time an opinion of Arthur Andersen LLP, in form and substance reasonably satisfactory to Parent and the Company, that the Merger will qualify for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement. Each of Parent and the Company shall have delivered all affiliate letters from their respective affiliates to the extent reasonably necessary to protect the pooling of interests accounting treatment of the Merger.

  Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

    (a) Performance of Obligations; Representations and Warranties. Each of Parent and Sub shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of Parent and Sub contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and the Company shall have received certificates signed on behalf of each of Parent and Sub by its Chief Executive Officer and its Chief Financial Officer to such effect.

    (b) Tax Opinion. The Company shall have received an opinion of White & Case, in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that for federal income tax purposes:

      (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Company, Sub and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

      (ii) no gain or loss will be recognized by Parent or the Company as a result of the Merger;

      (iii) no gain or loss will be recognized by the stockholders of the Company upon the conversion of their shares of Company Common Stock into shares of Parent Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock;

      (iv) the aggregate tax basis of the shares of Parent Common Stock received in exchange for shares of Company Common Stock pursuant to the Merger (including a fractional share of Parent Common Stock for which cash is paid) will be the same as the aggregate tax basis of such shares of Company Common Stock;

      (v) the holding period for shares of Parent Common Stock received in exchange for shares of Company Common Stock pursuant to the Merger will include the holder's holding period for such shares of Company Common Stock, provided such shares of Company Common Stock were held as capital assets by the holder at the Effective Time; and

      (vi) a stockholder of the Company who receives cash in lieu of a fractional share of Parent Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share (determined under clause (iv) above) and the amount of cash received.

  In rendering such opinion, White & Case may rely upon, among other things, the representations contained herein, representations from Parent substantially similar to the representations in the Parent Tax Certificate attached to the Parent Letter, representations from the Company substantially similar to the representations in the Company Tax Certificate attached to the Company Letter and representations from certain stockholders of the Company. This condition precedent shall be satisfied even if such opinion does not express an opinion as to the tax consequences of a conversion in the Merger of Company Common Stock that is received upon the exercise of Warrants prior to the Effective Time in contemplation of the Merger.

    (c) Consent Under Agreements. Parent shall have obtained the consent or approval of each person that is not a Governmental Entity whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except as to which the failure to obtain such consents and approvals would not, in the reasonable opinion of the Company, individually or in the aggregate, have a Material Adverse Effect on Parent or upon the consummation of the transactions contemplated in this Agreement.

    (d) Material Adverse Effect. Since the date of this Agreement, there shall not have been any events, changes or developments that, individually or in the aggregate, would have a Material Adverse Effect on Parent, other than (i) general advertising industry conditions and (ii) matters described in the Parent Letter. The Company shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

    (e) Litigation. There shall not be pending any suit, action or proceeding before any Governmental Entity as a result of this Agreement or any of the transactions contemplated herein which would have a Material Adverse Effect on Parent (assuming the Merger had taken place).

  Section 6.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

    (a) Performance of Obligations; Representations and Warranties. The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Effective Time, each of the representations and warranties of the Company contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer to such effect.

    (b) Tax Opinion. Parent shall have received an opinion of Sidley & Austin, in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that for federal income tax purposes:

      (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Company, Sub and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

      (ii) no gain or loss will be recognized by Parent or the Company as a result of the Merger;

      (iii) no gain or loss will be recognized by the stockholders of the Company upon the conversion of their shares of Company Common Stock into shares of Parent Common Stock pursuant to the Merger, except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock;

      (iv) the aggregate tax basis of the shares of Parent Common Stock received in exchange for shares of Company Common Stock pursuant to the Merger (including a fractional share of Parent Common Stock for which cash is paid) will be the same as the aggregate tax basis of such shares of Company Common Stock;

      (v) the holding period for shares of Parent Common Stock received in exchange for shares of Company Common Stock pursuant to the Merger will include the holder's holding period for such shares of Company Common Stock, provided such shares of Company Common Stock were held as capital assets by the holder at the Effective Time; and

      (vi) a stockholder of the Company who receives cash in lieu of a fractional share of Parent Common Stock will recognize gain or loss equal to the difference, if any, between such stockholder's basis in the fractional share (determined under clause (iv) above) and the amount of cash received.

  In rendering such opinion, Sidley & Austin may rely upon, among other things, representations contained herein, representations from Parent substantially similar to the representations in the Parent Tax Certificate attached to the Parent Letter, representations from the Company substantially similar to the representations in the Company Tax Certificate attached to the Company Letter, and representations from certain stockholders of the Company. This condition precedent shall be satisfied even if such opinion does not express an opinion as to the tax consequences of a conversion in the Merger of Company Common Stock that is received upon the exercise of Warrants prior to the Effective Time in contemplation of the Merger.

    (c) Consents Under Agreements. The Company shall have obtained the consent or approval of each person that is not a Governmental Entity whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except as to which the failure to obtain such consents and approvals would not, in the reasonable opinion of Parent, individually or in the aggregate, have a Material Adverse Effect on the Company or upon the consummation of the transactions contemplated in this Agreement.

    (d) Material Adverse Effect. Since the date of this Agreement, there shall not have been any events, changes or developments that, individually or in the aggregate, would have a Material Adverse Effect on the Company, other than (i) general advertising industry conditions and (ii) matters described in the Company Letter. Parent shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

    (e) Litigation. There shall not be pending any suit, action or proceeding before any Governmental Entity as a result of this Agreement or any of the transactions contemplated herein which would have a Material Adverse Effect on Parent (assuming the Merger had taken place).

    (f) FIRPTA Certificates. Parent shall have received from the Company the statement and notification referred to in, and in accordance with the provisions of, Section 5.19.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

  Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the stockholders of the Company or
Parent:

    (a) by mutual written consent of Parent and the Company;

    (b) by either Parent or the Company if the other party shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within 10 business days following receipt by such other party of written notice of such failure to comply;

    (c) by either Parent or the Company if there has been (i) a breach by the other party (in the case of Parent, including any material breach by Sub) of any representation or warranty that is not qualified as to materiality which has the effect of making such representation or warranty not true and correct in all material respects or (ii) a breach by the other party (in the case of Parent, including any material breach by Sub) of any representation or warranty that is qualified as to materiality which has the effect of making such representation or warranty not true and correct, in each case which breach has not been cured within 10 business days following receipt by the breaching party of written notice of the breach;

    (d) by either Parent or the Company if the Merger has not been effected on or prior to the close of business on December 31, 1997; provided, however, that the right to terminate this Agreement pursuant to this
  Section 7.1(d) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date;

    (e) by either Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that Parent shall, if necessary to prevent any such issuance or the taking of such action, offer to accept an order to divest such of the Company's or Parent's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and businesses is not material to the assets or profitability of the Company and its Subsidiaries taken as a whole or Parent and its Subsidiaries taken as a whole, respectively;

    (f) by either Parent or the Company if the stockholders of the Company do not adopt this Agreement at the Company Stockholder Meeting or at any adjournment or postponement thereof;

    (g) by either Parent or the Company if the stockholders of Parent do not approve the Charter Amendment and the Share Issuance and the election of directors at the Parent Stockholder Meeting or at any adjournment or postponement thereof;

    (h) by either Parent or the Company if (i) the Board of Directors of the Company reasonably determines that a Company Takeover Proposal constitutes a Superior Company Takeover Proposal; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(h)(i) unless and until five business days have elapsed following delivery to Parent of a written notice of such determination by the Board of Directors of the Company; or (ii) a tender offer or exchange offer for 30% or more of the outstanding shares of Company Common Stock is commenced, and the Board of Directors of the Company fails within ten business days following such commencement to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); provided, however, that the Company may not terminate this Agreement pursuant to clause (i) or (ii) of this Section 7.1(h) unless it is in full compliance with its obligations under Section 4.3(a) and 5.1 and, further, unless simultaneously with such termination the Company pays to Parent the amount specified under Section 5.7(b); and provided, further, that any termination by Parent pursuant to clause (i) or (ii) of this
  Section 7.1(h) shall in no way constitute an admission that the Company complied with the provisions of Section 4.3(a) or any other provisions hereof;

    (i) by either Parent or the Company if the Board of Directors of the Company shall not have recommended, or shall have resolved not to recommend, or shall have modified or withdrawn its recommendation of the Merger or determination that the Merger is fair to and in the best interest of the Company and its stockholders, or shall have resolved to do so; or

    (j) by either Parent or the Company if (i) the Board of Directors of Parent reasonably determines that a Parent Takeover Proposal constitutes a Superior Parent Takeover Proposal; provided however, that Parent may not terminate this Agreement pursuant to this Section 7.1(j)(i) unless and until five business days have elapsed following delivery to the Company of a written notice of such determination by the board of Directors of Parent; or (ii) a tender offer or exchange offer for 30% or more of the outstanding shares of Parent is commenced and the Board of Directors of Parent fails within ten business days following such commencement to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); provided, however, that Parent may not terminate this Agreement pursuant to clause (i) or (ii) of this Section 7.1(j) unless it is in full compliance with its obligations under Section 4.3(b) and 5.1 and, further unless simultaneously with such termination Parent pays to the Company the amount specified under Section 5.7(c); and provided, further, that any termination by the Company pursuant to clause (i) or (ii) of this Section 7.1(j) shall in no way constitute an admission that Parent complied with the provisions of Section 4.3(b) or any other provisions hereof.

  The right of any party hereto to terminate this Agreement pursuant to this
Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

  Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers or directors (except for Sections 5.4(c), 5.7 and 5.10 and this Section 7.2, which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any breach hereof.

  Section 7.3 Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Parent and the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  Section 7.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                 ARTICLE VIII

                              GENERAL PROVISIONS

  Section 8.1 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement (other than representations made in connection with the opinions described in Sections 6.2(b) and 6.3(b), which shall terminate five years after the Effective Time) shall terminate at the Effective Time.

  Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
    (a) if to Parent or Sub, to

      True North Communications Inc.
      101 East Erie Street
      Chicago, Illinois 60611
      Attention: Chief Executive Officer
      Facsimile No.: 312/440-6615

    with copies to:

      Attention: Theodore J. Theophilos
                  General Counsel
      Facsimile No.: 312/425-6354

    and

      Thomas A. Cole, Esq.
      Sidley & Austin
      One First National Plaza
      Chicago, Illinois 60603
      Facsimile No.: 312/853-7036

    (b) if to the Company, to

      Bozell, Jacobs, Kenyon & Eckhardt, Inc.
      40 West 23rd Street
      New York, New York 10010
      Attention: Chief Executive Officer
      Facsimile No.: 212/727-5420

    with copy to:

      Kevin Keogh, Esq.
      White & Case
      1155 Avenue of the Americas
      New York, New York 10036
      Facsimile No.: (212) 354-8113

  Section 8.3 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

  Section 8.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, except as provided in Section 5.4(c), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 5.13, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  Section 8.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

  Section 8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

  Section 8.9 Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity.

  Section 8.10 Obligations of Subsidiaries. Whenever this Agreement requires any Subsidiary of Parent (including Sub) or of the Company to take any action, such requirement shall be deemed to include an understanding on the part of Parent or the Company, as the case may be, to cause such Subsidiary to take such action.

  In Witness Whereof, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                          True North Communications Inc.

                                                      /s/ Bruce Mason
                                          By: _________________________________
                                            Name: Bruce Mason
                                            Title: Chairman and Chief
                                            Executive Officer

Attest:

     /s/ Theodore J. Theophilos
-------------------------------------
Name: Theodore J. Theophilos
Title: Executive Vice President and
General Counsel

                                          Cherokee Acquisition Corporation

                                                     /s/  Bruce Mason
                                          By: _________________________________
                                            Name: Bruce Mason
                                            Title: Chairman and President

Attest:

     /s/ Theodore J. Theophilos
-------------------------------------
Name: Theodore J. Theophilos
Title: Vice President and Secretary

                                          Bozell, Jacobs, Kenyon & Eckhardt,
                                           Inc.

                                                /s/ Charles D. Peebler, Jr.
                                          By: _________________________________
                                            Name: Charles D. Peebler, Jr.
                                            Title: President and Chief
                                            Executive Officer

Attest:

       /s/ Valentine J. Zammit
-------------------------------------
Name: Valentine J. Zammit
Title: Chief Financial Officer

                                   ANNEX II

                                                       MORGAN STANLEY & CO.
                                                       INCORPORATED
                                                       ONE FINANCIAL PLACE
                                                       440 SOUTH LA SALLE
                                                       STREET
                                                       CHICAGO, IL 60605
                                                       (312) 706-4000

                                                                  July 30, 1997

Board of Directors
True North Communications Inc.
101 East Erie Street
Chicago, Illinois 60611-2897

Members of the Board:

  We understand that Bozell, Jacobs, Kenyon & Eckhardt, Inc. (the "Company"), True North Communications Inc. ("True North") and Cherokee Acquisition Corporation, a wholly-owned subsidiary of True North ("Sub") have entered into an Agreement and Plan of Merger, dated as of July 30, 1997 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly-owned subsidiary of True North and each outstanding share of Class A Common Stock, par value $.001 per share of the Company (the "Class A Common Stock") and Class B Common Stock, par value $.001 per share of the Company (the "Class B Common Stock" and together with the "Class A Common Stock", the "Company Common Stock") of the Company, other than shares held in treasury or as to which dissenters' rights have been perfected, will be converted into the right to receive .51 shares (the "Exchange Ratio") of common stock, par value $.33 1/3 per share, of True North (the "True North Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to True North.

  For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of the Company and True North, respectively;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and True North prepared by the managements of the Company and True North, respectively;

    (iii) analyzed certain financial projections for the Company and True North prepared by the managements of the Company and True North, respectively;

    (iv) discussed the past and current operations and financial condition and the prospects of the Company and True North with senior executives of the Company and True North, respectively;

    (v) reviewed the pro forma impact of the Merger on True North's earnings per share and consolidated capitalization;

    (vi) reviewed the reported prices and trading activity for the True North Common Stock;

    (vii) compared the financial performance of the Company and True North and the prices and trading activity of True North Common Stock with that of certain other comparable publicly-traded companies and their securities;

    (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (ix) discussed with senior executives of the Company and True North their views of the strategic rationale for the Merger and their estimates of the synergies and the cost savings and other benefits expected to be derived from the Merger;

    (x) participated in discussions and negotiations among representatives of the Company and True North and their financial and legal advisors;

    (xi) reviewed the Merger Agreement and certain related documents;

    (xii) considered the due diligence report by management of True North in connection with its meeting with the Company's largest account; and

    (xiii) performed such other analyses and considered such other factors as we have deemed appropriate.
  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including estimates of the synergies, cost savings and other benefits expected to be derived from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and True North. We have assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles. We have also assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or True North, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to True North in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory services to True North and have received fees for the rendering of these services.

  It is understood that this letter is for the information of the Board of Directors of True North and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by True North with the Securities and Exchange Commission in connection with the Merger. In addition, we express no opinion or recommendation as to how the holders of True North Common Stock should vote at the shareholder's meeting held in connection with the Merger.

  Based on the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to True North.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                                   /s/ William H. Strong
                                          By: _________________________________
                                                     William H. Strong
                                                     Managing Director

                                   ANNEX III

                                                           Investment Banking

                                                           Corporate and
                                                           Institutional
                                                           Client Group

                                                           World Financial
                                                           Center
                                                           North Tower
                                                           New York, New York
                                                           10281-1330
                                                           212 449 1000
MERRILL LYNCH LOGO


                                                                   July 30, 1997

Board of Directors
Bozell, Jacobs, Kenyon & Eckhardt, Inc.
40 West 23rd Street
New York, NY 10010

Members of the Board of Directors:

  Bozell, Jacobs, Kenyon & Eckhardt, Inc. (the "Company"), True North Communications Inc. (the "Acquiror") and a wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Acquisition Sub will be merged with the Company in a transaction (the "Merger") in which each outstanding share of the Company's Class A Common Stock, par value $.001 per share, and Class B Common Stock, par value $.001 per share (collectively, the "Company Shares"), not owned directly by the Company or the Acquiror, will be converted into the right to receive 0.510 shares (the "Exchange Ratio") of the common stock of the Acquiror, par value $.33 1/3 per share (the "Acquiror Shares").

  You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares.

  In arriving at the opinion set forth below, we have, among other things:

   (1) Reviewed certain publicly available business and financial information relating to the Acquiror that we deemed to be relevant;

   (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies"), furnished to us by the Company and the Acquiror, respectively;

   (3) Reviewed certain information, including financial forecasts, relating to Publicis FCB Europe B.V., Publicis Communication and Publicis S.A. furnished to us by the Company and the Acquiror;

   (4) Conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses 1, 2 and 3 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

   (5) Reviewed the market prices and valuation multiples for the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

   (6) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

   (7) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

   (8) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

   (9) Reviewed the potential pro forma impact of the Merger;

                                     III-1

  (10) Reviewed a draft dated July 29, 1997 of the Agreement; and

  (11) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

  In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and the Expected Synergies. We have further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

  In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

  We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past we have provided financial advisory and financing services to the Company and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Acquiror Shares and other securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the proposed Merger.

  We are not expressing any opinion herein as to the prices at which the Acquiror Shares will trade following the announcement or consummation of the Merger.

  On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Company Shares.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                                       SMITH INCORPORATED

                                     III-2

                                   ANNEX IV

                        TRUE NORTH COMMUNICATIONS INC.
            (FORMERLY, FOOTE, CONE & BELDING COMMUNICATIONS, INC.)

                               ----------------

                               STOCK OPTION PLAN

  1. Purpose. This Plan is an amendment and restatement, adopted by the Board
of Directors on           , 1997, of the stock option plan initially adopted
by FOOTE, CONE & BELDING COMMUNICATIONS, INC. (the "Corporation") on the 24th day of October, 1968, in order that employees of, and certain other key individuals who perform services for, the Corporation or its subsidiaries may be given an inducement to acquire a proprietary interest in the Corporation and an added incentive to advance the interests of the Corporation in the form of an option to purchase common stock of the Corporation.

  II. Stockholders. This Plan has been approved by the stockholders of the Corporation.

  III. Stock. The Corporation may, by action of its Compensation Committee, grant options under this Plan to purchase up to but not exceeding 12,114,000 shares of the Corporation's common stock. For the purposes of complying with
(S)162(m) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder, the maximum number of shares of the Corporation's common stock with respect to which options may be granted during any calendar year to any person shall be 300,000. Upon the expiration or termination of any option under the Plan which has not been fully exercised, the number of shares as to which such option has not been exercised shall become available for future options under the Plan. Upon the expiration or termination of any option under the Plan which has not been fully exercised, the number of shares as to which such option has been exercised shall become available for future options under the Plan. Upon exercise of any option, the Corporation may honor such option by issuing shares of the Corporation's authorized but unissued common stock or by transferring and delivering shares of the Corporation's treasury stock, as the Corporation may determine.

  IV. Eligibility for Participation. All employees of, and other individuals (other than directors who are not employees of the Corporation) who perform services for, the Corporation or any subsidiary corporation shall be eligible to participate in this Plan. The term "subsidiary corporation" means any corporation in which this Corporation has a direct or indirect interest equal to 20%, or more of the total combined voting power of all classes of stock of such corporation. The Corporation and the foregoing subsidiary corporations are hereinafter collectively called the "Companies" and individually a "Company."

  Anything to the contrary notwithstanding, no option shall be granted under this Plan to an otherwise eligible participant if, immediately after the option is granted, he owns (including the stock under option) directly or indirectly five (5) percent or more of the total combined voting power or value of all classes of stock of the Corporation.

  V. Date of Grant. Unless the Compensation Committee shall by resolution otherwise expressly provide, the date upon which such Board or such Committee acts to grant an option shall, for all purposes of this Plan or of the option agreement entered into pursuant to such action, be deemed the date upon which such option is granted. From and after such date the participant to whom such action is granted shall have all rights of an option holder as provided in this Plan, without regard to the date upon which a formal written agreement evidencing the grant shall be executed and delivered. Whenever an option is granted under the Plan to a participant, written notice of such grant shall be forthwith given to him, pursuant to Article IX hereof.

  VI. Price. The price of the common stock of the Corporation offered to any participant under this Plan by the grant of an option to him to purchase such stock shall be such amount as the Compensation Committee shall determine; provided, however, that such price shall be in no event less than 100 percent of the fair market value of such stock on the date of the grant of the option.

  VII. Time of Exercise. Except as hereinafter specified, each option granted under this Plan shall be exercisable at such time as the Compensation Committee shall determine when granting such option; provided however, that each such option shall become exercisable upon a "change in control" (as defined below) of the Corporation. "Change in control" shall mean (i) an acquisition (other than directly from the Corporation) of 15% or more of the beneficial interest in the voting stock of the Corporation by a party other than the Corporation or a Corporation-sponsored benefit plan, or (ii) a change in the Board of Directors as a result of which the current directors (together with the successors they nominate or approve for nomination) cease to be a majority of the Board of Directors.

  VIII. Expiration of Options. Shares with respect to which a stock option is granted shall not be available for grant of a subsequent stock option to the same participant by cancellation or surrender of such prior stock option. Any stock option granted under this Plan shall by its terms expire no later than ten (10) years after the date of its grant, and anything herein to the contrary notwithstanding, no exercise as to any shares covered by such option shall be honored on or after the tenth anniversary of the date of grant.

  IX. Notice of Grant. When any grant of any option under this Plan is made to any participant by the Compensation Committee of the Corporation, the participant shall be promptly notified of such grant. As soon thereafter as practicable a formal option agreement shall be executed by and between the Corporation and the participant in substantially the same form and subject to the same conditions and limitations as this Plan.

  X. Action to Prevent Dilution. If any change is made in the stock subject to this Plan by reason of stock dividends or by a stock split-up, appropriate actions shall be taken by the Board of Directors of the Corporation as to the number of shares and price per share of the stock subject to this Plan or to any option granted hereunder and to the maximum number of shares of the Corporation's common stock with respect to which options may be granted under this Plan during any calendar year to any person in order to prevent dilution.

  XI. Termination of Employment and Death. In the event that a participant shall cease to be employed by or to perform services for any of the Companies
(i) by reason of his (a) death or (b) permanent incapacity to render services to such Company of the general nature for which he is employed by or engaged to perform for such Company (which incapacity shall be deemed to exist only upon a duly licensed physician's written certification of it) or (ii) for any other reason other than termination of such relationship by a Company for cause, the option granted to him hereunder shall expire and become null and void at a time as shall be determined by the Compensation Committee when granting such option, but in no event shall such time of expiration be later than (x) one (1) year after the date of death with respect to clause (i)(a) above, (y) the maximum period for an option under this Plan with respect to clause (i)(b) above and (z) ninety (90) days after the date of termination of employment or services with respect to clause (ii) above; and within such period the participant or his executor, administrator, legal representative, designated beneficiary or similar person ("personal representative"), as the case may be, may exercise the option to the extent the option is exercisable at the date of termination of employment or death. In the event that a participant shall cease to be employed by or to perform services for any of the Companies by reason of the termination of such relationship by a Company for cause, the option granted to him hereunder shall expire and become null and void on the date of such termination of employment or services.

  XII. Manner of Exercise. Each exercise of an option granted hereunder shall be made by the delivery by the participant (or his personal representative, as the case may be) of written notice of such election to the Corporation, at such office as it may designate by agreement with the participant, stating the number of shares with respect to which the option is being exercised. No shares shall be issued until full payment therefor shall have been made as provided below. Delivery of the shares may be made at the office of the Corporation or at the office of a transfer agent appointed for the transfer of shares of the Corporation, as the Corporation shall determine. Shares shall be registered in the name of the participant or his personal representative, as the case may be. Neither a participant nor his personal representative shall have any of the rights of a stockholder as to the shares with respect to which the option is being exercised, until the shares are issued as herein provided. In the event of any failure to take and pay for the number of shares specified in the notice of election on the date stated therein, the option shall terminate as to such number of shares, but shall continue with respect to any remaining shares subject to the option as to which exercise has not yet been made. Anything herein to the contrary notwithstanding, if any law or regulation of the Securities and Exchange Commission or of any other body having jurisdiction shall require the Corporation or a participant to take any action in connection with the shares specified in a notice of election before such shares can be delivered to such participant, then the date stated therein for the delivery of the shares shall he postponed until the fifth business day next following the completion of such action.

    (a) Payment in Cash. If the shares as to which the option is being exercised are to be paid for entirely in cash, such notice shall specify a date, not less than ten (10) nor more than fifteen (15) days after the date of the mailing of such notice, on which the shares will be taken and payment made therefor. On the date specified in the notice of election, the Corporation shall deliver, or cause to be delivered, to participant stock certificates for the number of shares with respect to which the option is being exercised, against payment therefor and (if applicable) delivery to the Corporation of the certification described in Article XIII below.

    (b) Request to Make Payment in Shares of the Corporation. As to each participant, if requested by such participant or his personal representative and approved by the Corporation, payment may be made by transfer to the Corporation of previously owned whole shares of the Corporation (which the participant has held for at least six months prior to the delivery of such shares [or which the participant purchased on the open market] and in each case for which the participant has good title, free and clear of all liens and encumbrances) or any combination of cash and such shares of the Corporation, having a fair market value, determined as of the close of business on the day preceding the transfer, equal to, but not exceeding, the full option price of the shares with respect to which the option is being exercised. Each request to exercise the payment alternative provided for hereunder shall be made by the delivery by the participant (or his personal representative, as the case may be) of written notice of such request to the Corporation, at such office as it may designate by agreement with the participant, stating the number of shares with respect to which the option is being exercised and that the participant desires to make payment by reason of such exercise in the shares of common stock or, if a combination of common stock and cash, the proportions thereof. The Corporation shall respond promptly to any such request. In no event will the denial of a participant's request to make payment of all or a portion of the option price in shares of the Corporation abridge the participant's rights to make payment as specified in Article XII(a) above.

    (c) Withholding Requirements. At the request of a participant or his personal representative, and subject to approval by the Corporation, the Corporation may satisfy any tax withholding obligations arising upon the exercise of an option under Federal or state income tax laws by withholding from the number of shares to be delivered to the participant that number of shares (based on the then fair market value of the shares) equal to the amount of such tax to be withheld. In the alternative, and subject to approval by the Corporation as specified above, the participant may deliver to the Corporation in whole or partial satisfaction of such tax withholding requirements, previously owned whole shares to which the participant has good title, free and clear of all liens and encumbrances which shall be valued for such purpose at the then fair market value of such shares.

  XIII. Securities Registration. In the event that at any time the Plan is not registered by the Corporation under the Securities Act of 1933, as amended, the issuance of shares under said Plan shall be subject to the following provision: on the date stated in the notice of election for the payment and delivery of the shares specified in such notice, a participant shall certify to the Corporation in such form as it shall require that he will receive and hold such shares for investment and not with a view to resale or distribution thereof to the public.

  XIII-A. Stock Appreciation Rights. The Corporation may, be action of the Compensation Committee, grant stock appreciation rights in connection with all or part of any option granted under this Plan, either concurrently with the grant of such option or at any time thereafter prior to the exercise or expiration of such option. Such stock appreciation rights shall be evidenced by stock appreciation rights agreements not inconsistent with and subject to the same conditions and limitations as this Plan. A stock appreciation right shall be exercisable at such time as the Compensation Committee shall determine when granting such right, but shall not be exercisable with respect to any shares before the time the participant could exercise his option to purchase such shares under his related stock option. The stock appreciation right shall entitle the participant, in the event of his exercise of such right, to receive, without payment to the Corporation (other than applicable withholding taxes) the excess of the fair market value, on the date of such exercise, of the shares as to which the right is exercised over the option price of such shares. Such excess shall be paid (i) in shares of common stock by the transfer and delivery to the participant of that number of shares having an aggregate fair market value on the date of such exercise equal to such excess, or (ii) if requested by the participant and approved by the Compensation Committee, in cash or partially in cash and partially in shares. The stock appreciation right shall expire if and to the extent that the stock option issued in connection with it is exercised. Upon exercise of a stock appreciation right the shares covered by the related option shall not be available for the grant of further options under this Plan. Each exercise of a stock appreciation right shall be made by the delivery by the participant (or his personal representative, as the case may be) of written notice of such election to the Compensation Committee, in care of the Secretary of the Corporation, 101 East Erie Street, Chicago, Illinois 60611, identifying the related stock option, stating the number of shares with respect to which the stock appreciation right is being exercised and stating whether the participant desires to receive by reason of such exercise shares of common stock or cash or, if a combination of both, the proportions thereof. For purposes of this Plan, the date of exercise shall be the date when such notice of election is received. As soon as practical after the date of such receipt, the Corporation shall deliver or cause to be delivered to such participant, upon the participant's payment of the applicable withholding taxes, stock certificates for the number of shares requested in the notice of exercise, or if requested by the participant and approved by the Compensation Committee, cash or cash and stock certificates for shares as so approved.

  XIV. Employment Obligations. The grant of an option or stock appreciation right under this Plan shall not impose any obligation on any of the Companies to continue the employment of any participant. Participation in this Plan shall not affect the eligibility of any participant for any profit sharing, bonus, insurance, pension, or other extra compensation plan which any of the Companies may have heretofore adopted or may at any time hereafter adopt for any employees and other key individuals who perform services therefor.

  XV. Assignment and Designation of Beneficiary. Any option or stock appreciation right granted under the Plan shall, by its terms, be exercisable during the lifetime of the participant only by the participant. It shall not be assigned, pledged or hypothecated in any way, shall not be subject to execution, and shall not be transferable by the participant otherwise than by will or the laws of descent and distribution or to be designated beneficiary in the event of the participant's death. Any attempt at assignment, transfer, pledge, hypothecation or other disposition of any option or stock appreciation right granted hereunder contrary to the provisions hereof, and the levy of any attachment or similar proceedings upon any option or stock appreciation right, shall be null and void. A participant may file with the Corporation a written designation of one or more persons as such participant's beneficiary or beneficiaries (both primary and contingent) in the event of the participant's death. To the extent an outstanding option granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option.

  Each beneficiary designation shall become effective only when filed in writing with the Corporation during the participant's lifetime on a form prescribed by the Corporation. The spouse of a married participant domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Corporation of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a participant fails to designate a beneficiary, or if all designated beneficiaries of a participant predecease the participant, then each outstanding option hereunder held by such participant, to the extent exercisable, may be exercised by such participant's executor, administrator, legal representative or similar person.

  XVI. Liquidation. Upon the complete liquidation of the Corporation, any unexercised options and stock appreciation rights heretofore granted under this Plan shall be deemed cancelled. In the event of the complete liquidation of the Company (other than the Corporation) employing the participant or for which he performs services or in the event such Company ceases to be a subsidiary of the Corporation, any unexercised part of any option and stock appreciation rights granted hereunder shall be deemed cancelled unless the participant shall become employed by or commences to render services to another Company (including the Corporation) concurrently with such event.

  XVII. Governing Law. Options and stock appreciation rights granted under this Plan shall be construed and shall take effect in accordance with the laws of the State of Delaware.

  XVIII. Amendment and Construction. The Board of Directors may supplement, amend, suspend or discontinue this Plan at any time for any reason whatsoever; provided, however, unless the Board of Directors specifically otherwise provides, any revision or amendment that would cause this Plan to fail to comply with any applicable law or regulation if such revision or amendment were not approved by the stockholders of the Corporation shall not become effective unless and until the approval of the stockholders of the Corporation is obtained; and provided, further, however, that no unexercised option or stock appreciation right granted under this Plan may be altered or cancelled, except in accordance with its terms, without the written consent of the participant to whom such option or stock appreciation right was granted. The Compensation Committee of the Board of Directors shall have the exclusive authority to construe the terms of this Plan and any option granted under it.

  XIX. Term of the Plan. No stock option or stock appreciation right shall be granted hereunder after the expiration of ten (10) years from November 17, 1991.

                                    ANNEX V

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

  APPRAISAL RIGHTS: (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) 1 of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b., and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the cvorporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 145 of the Delaware General Corporation Law, True North has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. True North's Bylaws also provide that True North will indemnify its directors, officers, employees and other agents to the fullest extent not prohibited by Delaware law.

  The True North Charter provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to True North or its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to True North or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, or for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  Furthermore, True North has secured insurance covering True North and its directors and officers and those of its principal subsidiaries against certain liabilities.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS. The following is a list of Exhibits included as part of this
              Registration Statement. Items marked with an asterisk are filed herewith.

      2.1      Agreement and Plan of Merger dated as of July 30, 1997 among
               True North, Cherokee Acquisition Corporation and Bozell, Jacobs,
               Kenyon & Eckhardt, Inc. (included as Annex I to the Joint Proxy
               Statement/Prospectus). Schedules to the Agreement and Plan of
               Merger are omitted pursuant to Item 601(b)(2) of Regulation S-K.
               True North hereby agrees to furnish copies of such Schedules to the SEC upon request.
      4.1      Restated Certificate of Incorporation, as amended, of True North
               (incorporated by reference to Exhibit 3(i) to True North's An-
               nual Report on Form 10-K for the year ended December 31, 1994).
      4.2      Certificate of Ownership and Merger changing True North's name to True North Communications Inc. (incorporated by reference to
               Exhibit (3)(i) to True North's Current Report on Form 8-K dated
               December 9, 1994).
      4.3      Bylaws, as amended, of True North (incorporated by reference to
               Exhibit 4(d) to True North's Registration Statement on Form S-8,
               No. 33-54279, filed on June 24, 1994).
      4.4      Rights Agreement dated as of November 16, 1988 between True
               North and Harris Trust and Savings Bank, as Rights Agent (incor-
               porated by reference to Exhibit 1 to True North's Registration
               Statement on Form 8-A filed with the SEC on November 18, 1988).
     *5.1      Opinion of Sidley & Austin.
     *8.1      Opinion of Sidley & Austin as to certain United States federal income tax consequences of the Merger.


      *8.2     Opinion of White & Case as to certain United States federal in-
               come tax consequences of the Merger.
     *23.1     Consent of Arthur Andersen LLP.
     *23.2     Consent of KPMG Peat Marwick LLP.
      23.3     Consent of Sidley & Austin (included in Exhibits 5.1 and 8.1).
      23.4     Consent of White & Case (included in Exhibit 8.2).
     *23.5     Consent of Morgan Stanley & Co. Incorporated.
     *23.6     Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.
     *23.7     Consent of Mazars & Guerard
      24       Powers of Attorney (included in the Signature page of this Reg-
               istration Statement).
     *99.1     Form of proxy card to be mailed to holders of True North Common
               Stock.
     *99.2     Form of proxy card to be mailed to holders of Bozell Common
               Stock.
     *99.3     Letter of Arthur Andersen LLP


  (b) FINANCIAL STATEMENT SCHEDULES

  The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial information included or incorporated by reference herein.

  (c) REPORTS, OPINIONS OR APPRAISALS

  The opinions of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are included as Annexes II and III, respectively, to the Joint Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

  provided, however, that paragraphs (b)(1)(i) and (b)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (e) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (d) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, STATE OF ILLINOIS, ON NOVEMBER 26, 1997.

                                          True North Communications Inc.

                                                    /s/ Bruce Mason
                                          By: _________________________________
                                                       Bruce Mason
                                               Chairman and Chief Executive
                                                         Officer

  KNOW ALL BY THESE BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS BRUCE MASON, DONALD L. SEELEY AND THEODORE J. THEOPHILOS, AND EACH OF THEM, HIS OR HER TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE OR SHE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, OR THEIR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


          /s/ Bruce Mason            Chairman, Chief Executive     November 26, 1997
____________________________________  Officer and Director
            Bruce Mason               (principal executive
                                      officer)

        /s/ Donald L. Seeley         Executive Vice President and  November 26, 1997
____________________________________  Chief Financial Officer
          Donald L. Seeley            (principal financial
                                      officer)

         /s/ John J. Rezich          Vice President and            November 26, 1997
____________________________________  Controller (principal
           John J. Rezich             accounting officer)

       /s/ Gregory W. Blaine         Director                      November 26, 1997
____________________________________
         Gregory W. Blaine

      /s/ Richard S. Braddock        Director                      November 26, 1997
____________________________________
        Richard S. Braddock

         /s/ Laurel Cutler           Director                      November 26, 1997
____________________________________
           Laurel Cutler

        /s/ Richard P. Mayer         Director                      November 26, 1997
____________________________________
          Richard P. Mayer

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

       /s/ Michael E. Murphy         Director                      November 26, 1997
____________________________________
         Michael E. Murphy

        /s/ J. Brendan Ryan          Director                      November 26, 1997
____________________________________
          J. Brendan Ryan

      /s/ Stephen T. Vehslage        Director                      November 26, 1997
____________________________________
        Stephen T. Vehslage
                                     Director
____________________________________
            Ali Wambold

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
  NUMBER                     DOCUMENT DESCRIPTION                      NUMBER
  -------                    --------------------                    ----------

   2.1     Agreement and Plan of Merger dated as of July 30, 1997
           among True North, Cherokee Acquisition Corporation and
           Bozell, Jacobs, Kenyon & Eckhardt, Inc. (included as
           Annex I to the Joint Proxy Statement/Prospectus).
           Schedules to the Agreement and Plan of Merger are omit-
           ted pursuant to Item 601(b)(2) of Regulation S-K. True
           North hereby agrees to furnish copies of such Schedules
           to the SEC upon request.
   4.1     Restated Certificate of Incorporation, as amended, of
           True North (incorporated by reference to Exhibit 3(i)
           to True North's Annual Report on Form 10-K for the year
           ended December, 31, 1994).
   4.2     Certificate of Ownership and Merger changing True
           North's name to True North Communications Inc. (incor-
           porated by reference to Exhibit (3)(i) to True North's
           Current Report on Form 8-K dated December 9, 1994).
   4.3     Bylaws, as amended, of True North (incorporated by ref-
           erence to Exhibit 4(d) to True North's Registration
           Statement on Form S-8, No. 33-54279, filed on June 24,
           1997).
   4.4     Rights Agreement dated as of November 16, 1988 between
           True North and Harris Trust and Savings Bank, as Rights
           Agent (incorporated by reference to Exhibit 1 to True
           North's Registration Statement on Form 8-A filed with
           the SEC on November 18, 1988).
  *5.1     Opinion of Sidley & Austin.
  *8.1     Opinion of Sidley & Austin as to certain United States
           federal income tax consequences of the Merger.
  *8.2     Opinion of White & Case as to certain United States
           federal income tax consequences of the Merger.
 *23.1     Consent of Arthur Andersen LLP.
 *23.2     Consent of KPMG Peat Marwick LLP.
  23.3     Consent of Sidley & Austin (included in Exhibits 5.1
           and 8.1).
  23.4     Consent of White & Case (included in Exhibit 8.2).
 *23.5     Consent of Morgan Stanley & Co. Incorporated.
 *23.6     Consent of Merrill Lynch, Pierce, Fenner & Smith Incor-
           porated.
 *23.7     Consent of Mazars & Guerard
  24       Powers of Attorney (included in the Signature page of
           this Registration Statement).
 *99.1     Form of proxy card to be mailed to holders of True
           North Common Stock.
 *99.2     Form of proxy card to be mailed to holders of Bozell
           Common Stock.
 *99.3     Letter of Arthur Andersen LLP

--------
*  Filed herewith.